Form 10-K/A, Exhibit 13
period 1994-12-31
CHITTENDEN CORP /VT/
filed 1995-04-04
CIK 200138

FINANCIAL HIGHLIGHTS
                                                1994        1993
                                             -----------------------
                                               (dollars in thousands,
                                             except per share amounts)
For the Year
Net interest income                            $53,905       $50,229
Provision for possible loan losses               4,300         6,600
Noninterest income                              23,525        24,308
Noninterest expense                             49,867        51,097
Net income                                      15,537        11,022
Cash dividends declared                          2,838         1,243
                                              ------------------------
At Year End
Investment securities                         $206,698      $152,993
Net loans                                      853,861       831,579
Deposits                                     1,070,198     1,034,764
Stockholders' equity                            98,310        97,711
Total assets                                 1,213,908     1,231,003
Number of stockholders                           2,995         3,087
Number of employees                                707           744
                                               -----------------------
Per Share of Common Stock
Net income                                       $2.46         $1.78
Cash dividends declared                           0.46          0.20
Book value at end of year                        16.63         15.73
Weighted average shares outstanding
  during year                                 6,303,223     6,206,848
                                              ------------------------


CHITTENDEN CORPORATION
Consolidated Balance Sheets
                                                   December 31,
                                              ------------------------
                                                1994      1993
                                                  (in thousands)
Cash and cash equivalents                       $100,973    $195,163
Securities available for sale (Note 3)           196,829   -
Securities held for sale (Market value
  $152,205,000) (Note 3)                           -         150,743
Securities held for investment
(Market value $9,280,000 in 1994 and
 $2,250,000 in 1993)  (Note 3)                     9,869       2,250
Loans                                            872,960     850,496
Allowance for possible loan losses               (19,099)    (18,917)
                                               ----------------------
   Net loans                                     853,861     831,579
                                               ----------------------
Mortgage loans held for sale                       2,870      11,646
Premises and equipment                            17,864      16,333
Accrued interest receivable                        9,906       6,341
Other real estate owned                            1,288       2,619
Net deferred tax asset                            11,969       9,179
Other assets                                       8,479       5,150
                                              -----------------------
   Total assets                               $1,213,908   $1,231,003
                                              =======================
Liabilities and Stockholders' Equity
Liabilities:
Deposits:
   Demand                                     $  180,481   $  159,323
   Certificates of deposit $100,000 and over      69,885       62,640
   Savings and other time                        819,832      812,801
                                              -----------------------
      Total deposits                           1,070,198    1,034,764

Short-term borrowings (Note 3)                    22,650       79,078
Accrued expenses and other liabilities            22,750       19,450
                                              -----------------------
   Total liabilities                           1,115,598    1,133,292
                                              -----------------------
Commitments and contingencies
Stockholders' equity:
Preferred stock - $100 par value authorized
 - 200,000 shares issued and outstanding-none           -         -
Common stock - $1 par value authorized
 - 30,000,000 shares issued
 - 6,479,896 in 1994 and 6,460,584 in 1993         6,480        6,461
Surplus                                           51,483       51,228
Retained earnings                                 55,755       43,056
Treasury stock, at cost - 568,277 shares
   in 1994 and 248,129 shares in 1993             (9,586)      (2,982)
Valuation allowance for net unrealized loss
   on marketable equity securities                     -          (21)
Net unrealized loss on securities available
   for sale, net of taxes of $3,077,000
   (Notes 1 and 3)                                (5,718)          -
Unearned portion of employee restricted stock       (104)         (31)
                                                -----------------------
   Total stockholders' equity                     98,310       97,711
                                                -----------------------
   Total liabilities and
    stockholders' equity                      $1,213,908   $1,231,003
                                              =========================

The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
Consolidated Statements of Income
                                         Years Ended December 31,
                                 ---------------------------------------
                                        1994      1993      1992
                                 ---------------------------------------
                                (in thousands, except per share amounts)
Interest income:
   Interest on loans                  $71,055     $69,979   $75,086
   Investment securities:
      Mortgage-backed securities        2,379       2,101     3,956
      Taxable                           8,517       5,919     4,755
      Tax-favored debt                  1,568       1,313     1,419
      Tax-favored equity                  529         224     1,231
   Short-term investments                 882         267       537
                                  -------------------------------------
      Total interest income            84,930      79,803    86,984
                                  -------------------------------------
Interest expense:
   Deposits:
      Savings                          14,727      12,207    16,209
      Time                             14,498      15,663    22,702
                                  -------------------------------------

       Total interest on deposits      29,225      27,870    38,911
   Short-term borrowings                1,800       1,704     2,167
   Long-term debt                           -         -         222
                                  -------------------------------------
      Total interest expense           31,025      29,574    41,300
                                  -------------------------------------
Net interest income                    53,905      50,229    45,684
Provision for possible loan losses      4,300       6,600     7,513
                                  -------------------------------------
Net interest income after provision
 for possible loan losses              49,605      43,629    38,171
                                  -------------------------------------
Noninterest income:
   Trust department income              4,038       4,007     4,067
   Service charges on deposit accounts  4,622       4,484     4,129
   Gains (losses) on sales of
     securities, net (Note 3)            (523)        130      (235)
   Mortgage servicing income            2,052         997       486
   Gains on sales of mortgage loans     1,086       5,760     4,812
   Credit card income                   8,238       5,654     4,372
   Other                                4,012       3,276     3,442
                                   ------------------------------------
      Total noninterest income         23,525      24,308    21,073
                                   ------------------------------------
Noninterest expense
   Salaries                            17,180      17,049    16,729
   Employee benefits                    6,344       5,485     4,763
   Net occupancy expense                5,635       5,932     5,823
   FDIC deposit insurance               2,325       2,574     2,276
   (Gains) losses on and write-downs
     of other real estate owned           (67)      1,542     2,736
   Credit card expense                  5,466       3,783     3,003
   Other                               12,984      14,732    14,252
                                    ---------------------------------
      Total noninterest expense        49,867      51,097    49,582
                                    ---------------------------------
Income before income taxes and
 cumulative effect of change in
 accounting  principle                 23,263      16,840     9,662
Provision for income taxes              7,726       5,243     2,444
                                    ---------------------------------
Income before cumulative effect
 of change in accounting principle     15,537      11,597     7,218
Cumulative effect of change in
 accounting principle                       -        (575)      -
                                    ---------------------------------
Net income                            $15,537   $  11,022   $ 7,218
                                    =================================
Earnings per share:
   Income before cumulative effect of
     change in accounting principle     $2.46       $1.87     $1.17
   Cumulative effect of change in
     accounting principle                  -        (0.09)      -
                                     --------------------------------
   Primary                              $2.46       $1.78     $1.17
                                     ================================
   Fully diluted                        $2.46       $1.78     $1.17
Dividends declared per share            $0.46       $0.20     $0.13
Weighted average shares
   outstanding                      6,303,223   6,206,848 6,193,944

The accompanying notes are an integral part of these consolidated financial statements.

                                            Years Ended December 31,
                                           ----------------------------
                                            1994       1993      1992
                                           ----------------------------
                                                 (in thousands)

Cash flows from operating activities:
   Net income                               $ 15,537   $ 11,022   $ 7,218
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
        Provision for possible loan losses     4,300      6,600     7,513
        Depreciation and amortization          2,061      2,071     1,838
        Amortization of excess of cost over
          fair value of net assets acquired        -        636       502
        Amortization of premiums, fees, and
          discounts, net                       1,375      1,035     3,219
        Investment securities (gains)losses      523       (130)      235
        Deferred (prepaid) income taxes          160     (1,573)   (1,953)
   Changes in:
        Mortgage loans held for sale           8,776      (3,675)   2,996
        Accrued interest receivable           (3,565)        963      236
        Other assets                            (182)     11,156    8,581
        Accrued expenses and other
          liabilities                          3,300      (4,389)   8,850
                                            ------------------------------
           Net cash provided by operating
            activities                        32,285     23,716    39,235
                                            -----------------------------
Cash flows from investing activities:
   Proceeds from sales of securities
     available for sale                       32,818      -         -
   Proceeds from maturing securities
     and principal payments on securities
     available for sale                      151,537      -         -
   Purchases of securities available
     for sale                               (249,707)     -         -
   Proceeds from principal payments on
     securities held for investment            1,476      -         -
   Purchases of securities held for
     investment                                 (104)     -         -
   Proceeds from sales of securities              -     20,308    56,939
   Proceeds from maturing securities and
     principal payments on securities             -    239,910   243,392
   Purchases of securities                        -   (265,532) (309,952)
   Loans originated, net of principal
     repayments                              (28,625)   18,337   (56,983)
   Purchases of premises and equipment        (3,592)   (2,470)   (2,207)
                                             -----------------------------
        Net cash provided by (used in)
          investing activities               (96,197)   10,553   (68,811)
                                             -----------------------------
Cash flows from financing activities:
   Net increase (decrease) in deposits        35,434    (9,175)   22,630
   Net increase (decrease) in short-term
     borrowings                              (56,428)   41,866   (49,807)
   Principal repayments of long-term debt         -        (59)   (2,414)
   Proceeds from issuance of treasury and
     common stock                                239       172       103
   Dividends on common stock                  (2,838)   (1,243)     (826)
   Repurchase of common stock                 (6,685)      -         -
                                             -----------------------------
        Net cash provided by (used in)
          financing activities               (30,278)   31,561   (30,314)
                                             ----------------------------
Net increase (decrease) in cash and cash
  equivalents                                (94,190)   65,830   (59,890)
Cash and cash equivalents at beginning
  of year                                    195,163   129,333   189,223
                                             ----------------------------
Cash and cash equivalents at end of year    $100,973  $195,163  $129,333
                                            =============================
Supplemental disclosure of cash flow
  information:
   Cash paid during the year for:
      Interest                              $ 30,881  $ 29,854  $ 42,374
      Income taxes                             6,650     6,838     5,390
   Noncash investing and financing
     activities:
      Loans transferred to other real
        estate owned                           1,688     3,916     2,955
      Mortgage loans securitized               9,228      -         -



The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
Notes to Consolidated Financial Statements

Note I
Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Chittenden Corporation (the OCompanyO) and its subsidiary, Chittenden Trust Company (the OBankO). All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for 1993 and 1992 have been reclassified to conform with 1994 classifications.

Investments
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). Under this statement, investments in debt securities may be classified as held for investment and measured at amortized cost only if the Company has the positive intent and ability to hold such securities to maturity. Investments in debt securities that are not classified as held for investment and equity securities that have readily determinable fair values are classified as either trading securities or securities available for sale. Trading securities are investments purchased and held principally for the purpose of selling in the near term; securities available for sale are investments not classified as trading or held for investment. Unrealized holding gains and losses on trading securities are included in earnings; unrealized holding gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of applicable income taxes. The Company adopted SFAS 115 on January 1, 1994. The majority of the Bank's investment portfolio was classified as securities available for sale and the cumulative net unrealized holding gain of $986,000, net of applicable taxes, was recorded in stockholders' equity. All other debt securities held are classified as held for investment as the Company has the positive intent and ability to hold such securities to maturity. Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method which approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities.

Prior to January 1, 1994, debt securities were designated at the time purchased as either held for sale or held for investment, based on management's intentions in light of investment policy, liquidity needs, and economic factors. Debt securities held for sale were stated at the lower of amortized cost or market value with any unrealized loss included in earnings. Debt securities held for investment, where management had the intention and ability to hold such securities until maturity, were stated at amortized cost. The gain or loss recognized on the sale of a debt security was based on the amortized cost of the specific security. Marketable equity securities were stated at the lower of aggregate cost or market value. Net unrealized losses considered temporary in nature were shown as a reduction of stockholders' equity.

Unrealized losses which are considered other than temporary in nature are recognized in earnings.


Allowance for Possible Loan Losses

The allowance for possible loan losses is based on managementOs estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of the Bank's loans. Because of these inherent uncertainties, actual losses may differ from the amounts reflected in these consolidated financial statements. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

Factors considered in evaluating the adequacy of the allowance for possible loan losses include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and estimated fair values of underlying collateral. Losses are charged against the allowance for possible loan losses when management believes that the collectability of principal is doubtful.

Key elements of the above estimates, including assumptions used in developing independent appraisals, are dependent on the economic conditions prevailing at the time such estimates are made. Accordingly, uncertainty exists as to the final outcome of certain valuation judgments as a result of changes in economic conditions in the Bank's lending areas.


Loan Origination and Commitment Fees

Loan origination and commitment fees, and certain loan origination costs, are deferred and amortized over the contractual terms of the related loans as yield adjustments using primarily the level-yield method. When loans are sold or paid off, the unamortized net fees and costs are recognized in income. Net deferred loan fees amounted to $2,516,000 and $2,161,000 at December 31, 1994 and 1993, respectively.

Purchased Mortgage Servicing Rights

Other assets include $628,000 of Purchased Mortgage Servicing Rights (PMSRs). PMSRs are initially recorded at the lower of cost or the present value of the estimated future net servicing income. Such amounts are amortized in proportion to and over the period of the estimated net servicing income. The Company regularly evaluates the carrying value of PMSRs for individual servicing acquisitions, based on the present value of estimated future net servicing income. Amortization is adjusted to reflect changes in prepayment experience.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains and losses on sales of mortgage loans are recognized at the time of the sale and are adjusted when the interest rate charged to the borrower and the interest rate paid to the purchaser, after considering a normal servicing fee, (and, in the case of mortgage-backed securities, a guarantee fee) differ.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight line method over the estimated useful lives of the premises and equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Expenditures for maintenance, repairs, and renewals of minor items are charged to expense as incurred.

Other Real Estate Owned

Collateral acquired through foreclosure ("Other Real Estate Owned" or "OREO") is recorded at the lower of the carrying amount of the loan or the fair value of the property, less estimated costs to sell, at the time of acquisition. A valuation allowance for the estimated costs to sell is charged to expense. Subsequent changes in the fair value of OREO are reflected in the valuation allowance and charged or credited to expense. Such amounts and net operating income or expense related to OREO are included in noninterest expense in the accompanying consolidated statements of income.

Income Taxes

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the CompanyOs assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The cumulative effect of this change in accounting principle as of January 1, 1993 was a charge of $575,000. This charge has been recorded as a cumulative effect of change in accounting principle in the accompanying 1993 consolidated statement of income.

Prior to January 1, 1993, the Company recognized income taxes under the deferred method. Under this method, annual income tax expense was matched with pretax accounting income by providing deferred taxes at current tax rates for timing differences between income reported for accounting purposes and income reported for tax purposes.

Earnings Per Share

The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding, adjusted for the incremental shares attributed to outstanding common stock equivalents, using the treasury stock method. Common stock equivalents include options granted under the Company's stock plan and shares to be issued under the Company's Directors' Deferred Compensation Plan. (See notes 9 and 10.)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, amounts due from banks, interest-bearing deposits, certain money market mutual fund investments, and investments with original maturities of less than three months.

Trust Department

Trust department assets of approximately $1.8 billion, $1.8 billion, and $1.5 billion at December 31, 1994, 1993, and 1992, respectively, held by the Bank in a fiduciary or agency capacity for its customers are not included in the accompanying consolidated balance sheets as they are not assets of the Bank. Trust department income is recorded on the cash basis in accordance with customary bank practices. The amounts recognized under this method are not significantly different from amounts that would be recognized in accordance with generally accepted accounting principles.

Credit Card Income and Credit Card Expense

Credit card income includes annual fees and interchange income from credit cards issued by the Company, and merchant discount income. Merchant discount income consists of the fees charged on credit card receipts submitted by the Company's business customers. Credit card expense includes fees paid by the Company to credit card issuers and third-party processors. Such amounts are recognized on the accrual basis.

Note 2
Acquisitions

On August 17, 1994, the Company and The Bank of Western Massachusetts signed a definitive agreement whereby the Company would acquire The Bank of Western Massachusetts, with assets of approximately $222 million at December 31, 1994, for approximately $25.5 million in stock and cash. The ultimate purchase price is dependent on the fair value of the 627,525 shares of the Company's stock at the date such shares are issued in connection with this transaction. Consummation of the transaction is subject to appropriate regulatory and stockholder approvals and is expected to occur in the first quarter of 1995.

On April 27, 1993, the Company issued 460,845 shares of its common stock for all the outstanding common stock of VerBanc Financial Corp. (VerBanc), a holding company for Bellows Falls Trust Company. The acquisition was accounted for as a pooling-of-interests and, accordingly, the CompanyOs consolidated financial statements and per share data have been restated for all periods prior to the acquisition to include the results of operations, financial position, and cash flows of VerBanc. Costs related to the merger of $961,000 were charged to expenses during 1993.

Note 3
Investment Securities

Investment securities at December 31, 1994 and 1993 are as follows:

                                                    Amortized       Unrealized   Unrealized     Fair
                                                       Cost           Gains        Losses      Value
                                                -------------------------------------------------------
1994                                                                          (in thousands)
Securities available for sale:
   US Treasury securities                           $  61,076         $    7      $(4,095)  $  56,988
   US government agency obligations                    33,138              -         (889)     32,249
   Obligations of states and political subdivisions    40,341              -             -     40,341
   Mortgage-backed securities                          23,823             10       (1,182)     22,651
   Corporate bonds and notes                           36,397              2       (1,947)     34,452
   Government bond mutual funds                        10,605              -         (818)      9,787
   Marketable equity securities                           244            123           (6)        361
                                                ------------------------------------------------------
Total securities available for sale                  $205,624           $142      $(8,937)   $196,829
                                                ======================================================
Securities held for investment:
   Obligations of states and political subdivisions    $1,651           $  -          $  -     $1,651
   Mortgage-backed securities                           8,218              -         (589)      7,629
                                                ------------------------------------------------------
Total securities held for investment                   $9,869           $  -        $(589)     $9,280
                                                ======================================================

                                                         Book     Unrealized    Unrealized     Market
                                                        Value          Gains        Losses      Value
                                                ------------------------------------------------------
1993                                                                      (in thousands)
   US Treasury securities                            $ 54,310       $  880          $(183)  $  55,007
   US government agency obligations                    20,211          280             -      20,491
   Obligations of states and political subdivisions    25,368              -             -     25,368
   Mortgage-backed securities                          23,996          468            (35)     24,429
   Corporate bonds and notes                           28,885          198            (146)    28,937
   Marketable equity securities                           244              -           (21)       223
                                                ------------------------------------------------------
                                                      153,014         $1,826        $(385)   $154,455
                                                                    ==================================
   Valuation allowance on marketable equity
    securities                                           (21)
                                                -------------
                                                     $152,993
                                                =============

Investment securities at December 31, 1993 are classified in the accompanying balance sheet as held for sale, except for certain investments totaling $2,250,000 which are classified as held for investment.
Proceeds from sales of debt securities amounted to $32,818,000, $12,913,000, and $47,245,000 in 1994, 1993, and 1992, respectively.
Realized gains on sales of debt securities were $21,000, $84,000, and $471,000 in 1994, 1993, and 1992, respectively. Realized losses on sales of debt securities were $78,000, $71,000, and $49,000 in 1994, 1993, and
1992, respectively. In 1994, the Company sold government bond mutual funds at a loss of $466,000. The Company sold marketable equity securities at a gain of $117,000 in 1993, and at a loss of $557,000 in 1992. In addition, the Company reduced the carrying value of marketable equity securities by $100,000 in 1992 to recognize losses considered to be other than temporary in nature.

Securities pledged to secure U.S. Treasury borrowings, public deposits, securities sold under agreements to repurchase, and for other purposes required by law, amounted to $30,483,000 and $95,140,000 at December 31, 1994 and 1993, respectively.

The following table shows the maturity distribution of the amortized cost of the Company's investment securities at December 31, 1994, with a comparative total for 1993:

                                                                 After       After
                                                               One But    Five But
                                                Within          Within      Within     After
                                                   One            Five         Ten       Ten   No Fixed
                                                  Year           Years       Years     Years   Maturity         Total
                                             --------------------------------------------------------------------------
                                                                (in thousands)
Securities available for sale:
   US Treasury securities                     $  3,027       $  52,992      $5,057 $       -$         -     $  61,076
   US government agency obligations             14,631          18,507           -         -          -        33,138
   Obligations of states and political
     subdivisions                               39,687             543         111         -          -        40,341
   Mortgage-backed securities (1)                4,166          12,924       4,191     2,542          -        23,823
   Corporate bonds and notes                     8,776          27,621           -         -          -        36,397
   Government bond mutual funds                      -               -           -         -     10,605        10,605
   Marketable equity securities                      -               -           -         -        244           244
                                             --------------------------------------------------------------------------
Total securities available for sale             70,287         112,587       9,359     2,542     10,849       205,624
                                             --------------------------------------------------------------------------
Securities held for investment:
   Obligations of states and political
     subdivisions                                  111             484         439       617          -         1,651
   Mortgage-backed securities (1)                  567           1,965       1,900     3,786          -         8,218
                                             --------------------------------------------------------------------------
Total securities held for investment               678           2,449       2,339     4,403          -         9,869
                                             --------------------------------------------------------------------------
Total securities                               $70,965        $115,036     $11,698    $6,945    $10,849      $215,493
                                             =========================================================================
Comparative amounts at December 31, 1993       $43,072         $92,440     $15,765    $1,493       $223      $152,993

(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions.

The following table shows the maturity distribution of the fair value of the Company's investment securities at December 31, 1994, with a comparative total for 1993:

                                                           After       After
                                                         One But    Five But
                                                Within    Within      Within     After
                                                   One      Five         Ten       Ten    No Fixed
                                                  Year     Years       Years     Years    Maturity       Total
                                             -----------------------------------------------------------------
                                                                        (in thousands)
Securities available for sale:
   US Treasury securities                   $  3,029 $  49,614      $4,345    $    -    $    -      $  56,988
   US government agency obligations           14,345    17,904           -         -           -         32,249
   Obligations of states and political
     subdivisions                             39,687       543         111         -           -         40,341
   Mortgage-backed securities (1)              3,949    12,413       3,842     2,447           -         22,651
   Corporate bonds and notes                   8,696    25,756           -         -           -         34,452
   Government bond mutual funds                    -         -           -         -       9,787          9,787
   Marketable equity securities                    -         -           -         -         361            361
                                             -------------------------------------------------------------------
Total securities available for sale           69,706   106,230       8,298     2,447      10,148        196,829
                                             -------------------------------------------------------------------
Securities held for investment:
   Obligations of states and political
     subdivisions                                111       484         439       617           -          1,651
   Mortgage-backed securities (1)                520     1,803       1,749     3,557           -          7,629
                                             -------------------------------------------------------------------
Total securities held for investment             631     2,287       2,188     4,174           -          9,280
                                             -------------------------------------------------------------------
Total securities                             $70,337  $108,517     $10,486    $6,621     $10,148       $206,109
                                             ===================================================================
Comparative amounts at December 31, 1993     $43,266   $93,562     $15,895    $1,509        $223       $154,455

(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions. The discount for fair value is applied to the maturity distribution proportionately.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 4
Loans

Major classifications of loans, based on F.D.I.C. collateral definitions, at December 31, 1994 and 1993 are as follows:

                                     1994            1993
                                    -------------------------
                                         (in thousands)
Commercial                           $105,281        $107,722
Real estate:
   Residential                        334,841         328,165
   Commercial                         214,103         206,601
   Construction                         7,281          13,747
                                     -------------------------
      Total real estate:              556,225         548,513
Home equity                            70,777          69,849
Consumer                              140,677         124,412
                                     ------------------------
   Total gross loans                  872,960         850,496
Allowance for possible loan losses    (19,099)        (18,917)
                                     ------------------------
Net loans                            $853,861        $831,579
                                     ========================
Mortgage loans held for sale         $  2,870        $ 11,646
                                     ========================

The Bank's lending activities are conducted primarily in Vermont and surrounding counties in adjoining states. The Bank makes single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank makes loans for the construction of residential homes, multi-family and commercial properties, and for land development. The ability and willingness of the Bank's borrowers to honor their repayment commitments are impacted by many factors, including the level of overall economic activity within the borrowers' geographic areas.

Changes in the allowance for possible loan losses are summarized as follows:

                                         1994      1993      1992
                                        --------------------------
                                             (in thousands)
Balance at beginning of year          $18,917   $16,372   $14,373
Provision for possible loan losses      4,300     6,600     7,513
Loan recoveries                         1,111     1,117       737
Loans charged off                     (5,229)   (5,172)   (6,251)
                                     ------------------------------
Balance at end of year               $19,099    $18,917   $16,372
                                     ==============================


The Bank's policy is to discontinue the accrual of interest on loans when scheduled payments become past due in excess of 90 days, and when, in the judgment of management, the ultimate collectability of principal or interest becomes doubtful. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against interest income in the current period. The principal amount of loans in nonaccrual status was $7,934,000 and $12,756,000 at December 31, 1994 and 1993,
respectively. Loans whose terms have been substantially modified in troubled debt restructurings amounted to $185,000 and $367,000 at December 31, 1994 and 1993, respectively. There were no outstanding commitments to lend to customers with existing loans whose terms have been substantially modified.

The amount of interest which was not earned but which would have been earned had the nonaccrual and restructured loans performed in accordance with their original terms and conditions was as follows:

                                         1994      1993      1992
                                       ----------------------------
                                              (in thousands)
Interest income in accordance
  with original loan terms             $1,269    $1,418    $1,554
Interest income recognized                506       507       528
                                       ---------------------------
Reduction in interest income             $763      $911    $1,026
                                       ===========================

Directors and executive officers of the Company and their associates are credit customers of the Company in the normal course of business. All loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectability or present other unfavorable features.

An analysis of loans to directors and executive officers of the Company and their associates, for 1994, is as follows:

   Balance at                                       Balance at
December 31, 1993    Additions    Reductions    December 31, 1994
- ------------------------------------------------------------------
                         (in thousands)
$14,710                 $7,781        $14,560              $7,931
- ------------------------------------------------------------------

The Company's portfolio of residential mortgage loans serviced for others, which is not reflected in the consolidated balance sheets, totaled approximately $709,873,000 and $634,689,000 at December 31, 1994 and 1993,
respectively. No formal recourse provisions exist in connection with such servicing.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). SFAS 114 requires that impaired loans, as defined, be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. This statement is effective for fiscal years beginning after December 15, 1994. Management believes that adoption of this statement will not have a material effect on the financial condition or results of operations of the Company.

Note 5
Premises and Equipment

Premises and equipment at December 31, 1994 and 1993 are summarized as follows:

                                                           Estimated
                                                           Original
                               1994             1993       Useful Lives
                               -----------------------------------------
                                   (in thousands)
Land                           $1,570         $ 1,626      --
Buildings and improvements     6,102            6,102      12 - 50 years
Leasehold improvements         11,918           11,567     1 - 33 years
Furniture and equipment        13,335           12,845     2 - 10 years
Construction in progress       2,869            264        --
                               -----------------------
                               35,794           32,404
Accumulated depreciation
  and amortization             (17,930)         (16,071)
                               ------------------------
                               $17,864          $16,333
                               ========================

The Company is obligated under various noncancelable operating leases for premises and equipment expiring in various years through the year 2008. Total lease expense, less income from subleases, amounted to approximately $601,000, $600,000, and $514,000 in 1994, 1993, and 1992, respectively.

Future minimum rental commitments for noncancelable operating leases for premises and equipment with initial or remaining terms of one year or more at December 31, 1994 are as follows:

Year                    Amount
- ---------------------------------
                   (in thousands)

1995                    $  619
1996                       468
1997                       422
1998                       318
1999                       263
Thereafter                 806
                        -------
                        $2,896
                        =======


Note 6
Short-term Borrowings

Short-term borrowings at December 31, 1994 and 1993 consist of the following:

                                              1994         1993
                                           -----------------------
                                                (in thousands)
Securities sold under
 agreements to repurchase:
   Due through January 9, 1995,
    weighted average rate of 9.20%         $10,000        $    -
   Due through January 10, 1994,
    weighted average rate of 9.20%               -         10,000
U.S. Treasury borrowings, 5.21%
 in 1994 and 2.76% in 1993,
 due on demand                              12,650         69,078
                                           -------         -------
                                           $22,650        $79,078
                                           =======        =======

Short-term borrowings are collateralized by U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans. These assets had a carrying value and a market value of $23,909,000 and $22,336,000, respectively, at December 31, 1994, and $84,077,000 and
$85,554,000, respectively, at December 31, 1993.

The following information relates to securities sold under agreements to repurchase:

                                         1994       1993      1992
                                     --------------------------------
                                              (in thousands)
Average balance outstanding
 during the year                      $11,806    $10,954   $25,240
Average rate during the year            8.46%      8.65%     5.18%
Maximum amount outstanding at any
 month-end                            $20,237    $14,140   $43,974


The following information relates to U.S. Treasury borrowings:

                                         1994       1993       1992
                                              (in thousands)
Average balance outstanding
 during the year                      $20,349    $25,758    $22,444
Average rate during the year            3.74%      2.82%      3.41%
Maximum amount outstanding at any
 month-end                            $70,517    $72,325    $70,364


Note 7
Income Taxes

The provision for income taxes consists of the following:

                               1994           1993           1992
                                          (in thousands)

Current                      $7,566         $6,816         $4,397
Deferred (prepaid)              160        (1,573)        (1,953)
                             ------------------------------------
Provision for income taxes   $7,726         $5,243         $2,444
                             ====================================

The following is a reconciliation of the provision for Federal income taxes, calculated at the statutory rate, to the recorded provision for income taxes:

                                              1994      1993      1992
                                            ---------------------------
                                                  (in thousands)

Computed tax at statutory Federal rate      $8,142    $5,894    $3,285
Increase (decrease) in taxes from:
  Amortization of intangible assets              -       255        98
  Tax-exempt interest, net                   (645)     (581)     (628)
  Dividend received deduction                (134)      (33)      (81)
  Capital loss (benefited through
    carry forward) not available
    for carryback                                -      (35)      (98)
  Alternative minimum tax credit                 -         -     (290)
  Other, net                                   363     (257)       158
                                            --------------------------
Total                                       $7,726    $5,243    $2,444
                                            ==========================
Effective income tax rate                   33.21%    31.13%    25.30%

As discussed in Note 1, effective January 1, 1993, the Company adopted SFAS
109, Accounting for Income Taxes. Prior to adoption of SFAS 109, prepaid and deferred income taxes arose due to timing differences in the recognition of revenue and expense for tax and financial statement purposes. For the year ended December 31, 1992, the sources of the differences and the approximate tax effect of each is as follows:

                                        1992
                                    -------------
                                    (in thousands)

Provision for possible loan losses     $(413)
Other real estate owned                 (419)
Depreciation                            (160)
Deferred loan origination fees          (233)
Amortization of excess servicing fees   (396)
Pension and employee benefits           (162)
Restructuring charges                   (357)
Allowance for uncollected interest        81
Other                                    106
                                     -----------
                                     $(1,953)
                                     ===========

The components of the net deferred tax asset at December 31, 1994 and 1993 are as follows:

                                                   1994            1993
                                                  -----------------------
                                                      (in thousands)

Allowance for possible loan losses                 $6,494          $6,356
Deferred compensation and pension                   1,871           1,466
Other real estate owned writedowns                    161             420
Deferred loan origination fees                        113             735
Depreciation                                         (798)           (776)
Accrued liabilities                                 1,017             999
Unrealized loss on securities available for sale    3,077              -
Other                                                  34             (21)
                                                   -----------------------
                                                  $11,969          $9,179
                                                  ========================

Current income taxes payable, included in accrued expenses and other liabilities, was $266,000 and $78,000 at December 31, 1994 and 1993, respectively.

The State of Vermont assesses a franchise tax for banks in lieu of a bank income tax. The franchise tax, assessed based on deposits, amounted to approximately $493,000, $468,000, and $459,000 in 1994, 1993, and 1992,
respectively. These amounts are included in other noninterest expense in the accompanying consolidated statements of income.

Note 8
Stockholders' Equity

Treasury Stock

On October 26 and November 7, 1994, the Company purchased 226,875 and 100,000 shares, respectively, of its common stock for a total cost of $6.7 million.

Dividends

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other corporate needs. Applicable Federal and state statutes, regulations, and guidelines impose restrictions on the amount of dividends that may be declared by the Bank.

During 1994, the Company declared dividends of $2,838,000 or $0.46 per share. In 1993, the Company declared dividends of $1,243,000 or $0.20 per share.

Surplus

The Bank is required by Vermont statute to transfer a minimum of 10% of net income from retained earnings to surplus on an annual basis. No transfer is required if net worth as a percent of deposits and other liabilities exceeds 10%.

Stock Split

On September 24, 1993, the Company distributed a five-for-four stock split. Accordingly, all historical share information presented in the consolidated financial statements was restated in 1993 to reflect this event.

Capital Ratios

The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (the "FDIC"). To be considered adequately capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier I leverage, Tier 1 risk-based, and total risk-based ratios of 4%, 4%, and 8%, respectively. At December 31, 1994 and 1993, the Bank exceeded all regulatory requirements to be considered adequately capitalized.

Note 9
Stock Plans

The Company has four stock option plans: a 1980 employee stock purchase plan, a 1985 restricted stock plan, a 1988 employee stock option plan, and a 1993 Stock Incentive Plan. The employee stock purchase plan, the restricted stock plan and the employee stock option plan expired between October 1990 and February 1993, except as to options then outstanding. Of the 281,219 options outstanding at December 31, 1994, 239,969 were exercisable.

Under the Stock Incentive Plan, certain key employees and directors are eligible to receive various types of stock incentives: options to purchase a specified number of shares of stock at a specified price (including incentive stock options and non-qualified stock options); restricted stock which vests after a specified period of time; non-employee directorsO stock options to purchase stock at pre-determined prices over a five-year period; and performance shares which are incorporated into the Company's Executive Management Incentive Compensation Plan and which represent a portion of each bonus awarded pursuant to that plan. A total of 468,750 shares are allocated to the Stock Incentive Plan. At December 31, 1994 there were 257,000 shares reserved under the plan.

Information regarding the Company's stock option plans is summarized as follows:

                    Option Price
                    Per Share        Options
                    ------------------------
December 31, 1991                    165,495
   Granted          $  7.20 - 12.40   14,968
   Exercised           6.20 - 10.97   (5,185)
   Expired                           (24,265)
                    -------------------------
December 31, 1992                    151,013
   Granted          $15.10 - 16.00   209,599
   Exercised          6.20 - 17.10   (11,427)
   Expired                           (26,875)
                    -------------------------

December 31, 1993                    322,310
   Granted          $19.75 - 21.19     8,750
   Exercised          6.20   18.49   (12,510)
   Expired                           (37,331)
                    -------------------------

December 31, 1994   $ 5.00 - 21.19    281,219
                                      =======

Note 10
Employee Benefits

Pension Plan

The Company has a noncontributory pension plan covering substantially all of its employees. Benefits are based on years of service and the level of compensation during the final years of employment. The funding policy of the Company for the plan is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA). This contribution is based on an actuarial method that recognizes estimated future salary levels and service.

The funded status of the plan is as follows at December 31, 1994 and 1993:

                                             1994           1993
                                            ------------------------
                                                (in thousands)
Vested benefits                              $10,222        $10,902
Nonvested benefits                             1,069          1,111
                                            ------------------------
Accumulated benefit obligation                11,291         12,013
Additional benefits related
 to future compensation levels                 3,886          3,120
                                            ------------------------
Projected benefit obligation                  15,177         15,133

Fair value of plan assets,
 invested primarily in equity
 securities and bonds                         12,232         12,714
                                            ------------------------
Plan assets less than projected
 benefit obligation                          $(2,945)       $(2,419)
                                            ========================

Amounts resulting from changes in actuarial assumptions used to measure the CompanyOs benefit obligations are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and the reconciliation of the plan assets less than the projected benefit obligation to the amounts included in the consolidated balance sheets at December 31, 1994 and 1993 are shown below:

                                                  1994           1993
                                                 ------------------------
                                                    (in thousands)
Plan assets less than projected
benefit obligation                                $(2,945)       $(2,419)
Unrecognized net transition asset being
 amortized over participantsO
 period of service                                   (143)          (172)
Prior service cost not yet recognized
 in net periodic pension cost                         414            445
Unrecognized net loss from past
 experience different from that assumed               778          1,140
                                                 --------------------------
Accrued pension cost included in accrued
 expenses and other liabilities                   $(1,896)       $(1,006)
                                                 ==========================

Net pension expense, included in employee benefits in the consolidated statements of income, includes the following components:

                                              1994      1993      1992
                                              ----------------------------
                                                    (in thousands)
Service cost - benefits attributable
 to service during the period                 $868     $  681      $666
Interest cost on projected benefit
 obligation                                  1,136     1,043       898
Actual return on plan assets                    72      (864)     (598)
Net amortization and deferral               (1,186)     (338)     (607)
                                            -------------------------------
Net pension expense                           $890      $522      $359
                                            ===============================

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.0% in 1994, 7.0% in 1993, and 8.0% in 1992. Future compensation levels were estimated using average salary increases of 6.0% for 1994, 5.0% for 1993, and 6.0% for 1992. The expected long-term rate of return on plan assets was 9.0% in 1994 and 1993, and 9.5% in 1992.

The Bank has supplemental pension arrangements with certain retired employees. The liability, included in accrued expenses and other liabilities, related to such arrangements was $995,000 and $925,000 at December 31, 1994 and 1993, respectively.

Postretirement Benefits

In addition to providing pension benefits, the Company provides or will provide certain postretirement health care benefits to current retirees and to current employees who meet certain age and length of service criteria.
Prior to January 1, 1993, the cost of retiree health care benefits was recognized as expense and funded as claims were paid. Such costs totaled
$114,000 in 1992.

Effective January 1, 1993, the Company adopted Statement of Financial
Accounting Standards No. 106, EmployersO Accounting for Postretirement
Benefits Other Than Pensions (SFAS 106). This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render service. The Company has elected to amortize the unfunded obligation that was measured as of January 1, 1993 over a period of 20 years.

The following table reconciles the planOs funded status to the accrued postretirement health care liability as reflected in the balance sheets at December 31, 1994 and 1993:

                                         1994        1993
                                        ------------------
                                          (in thousands)
Accumulated postretirement
 benefit obligation:
   Retirees                              $725        $1,092
   Other fully eligible participants      113           114
   Other active participants              454           522
                                        -------------------
                                        1,292         1,728
Unrecognized actuarial gain (loss)        259          (92)
Unrecognized transition obligation     (1,446)      (1,527)
                                        -------------------
Accrued postretirement health care
 liability                               $105        $109
                                        ===================

Net postretirement health care expense includes the following components:

Service cost - benefits attributed
 to service during the period            $20         $ 20
Interest cost on accumulated
 postretirement benefit obligation        99          125
Net amortization and deferral             76           80
                                        -------------------
Net postretirement health care expense   $195        $225
                                        ===================

The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 and 1993 was 7.0%. For measurement purposes, an 11.0% and 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the respective periods.

Other Benefit Plans

The Company has an incentive savings and profit sharing plan to provide eligible employees with a means to save and invest a portion of their earnings, supplemented by contributions from the Company. Investment in the Company's common stock is one of four investment options available to employees.

Eligible employees of the Company may contribute, by salary reductions, up to 6% of their compensation as a basic employee contribution and may contribute up to an additional 10% of their compensation as a supplemental employee contribution. The Company makes an incentive savings contribution in an amount equal to 35% of each employeeOs basic contribution. In 1994, 1993, and 1992, 14,589, 14,861, and 22,320 shares, respectively, of the
CompanyOs common stock were purchased through the incentive savings and profit sharing plan; $214,000, $233,000, and $192,000, respectively, were charged to expense for contributions and payments made or to be made under the plan.

The Company may also make an additional matching contribution based on the extent to which the annual corporate profitability goal established by the Board of Directors is met. Expenses related to achievement of profitability goals totaled $214,000, $225,000, and $151,000 in 1994, 1993, and 1992, respectively.

The Company also has an Executive Management Incentive Compensation Plan. Executives performing at defined levels of responsibility are eligible to participate in the plan. Incentive award payments are determined on the basis of corporate profitability and individual performance, with incentive awards ranging from zero to 60% of annual compensation. These awards are paid over a four-year period, contingent upon meeting profitability goals in subsequent years. Beginning with payouts made in 1993, based on 1992 performance, a portion of each award is paid in cash and a portion is paid in the Company's common stock. Expenses for this plan totaled $529,000, $407,000, and $256,000 in 1994, 1993, and 1992, respectively.

In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, EmployersO Accounting for Postemployment Benefits (SFAS 112). SFAS 112 covers all postemployment benefits not already covered by two prior accounting pronouncements. The Company adopted SFAS 112 on January 1, 1994. Adoption of SFAS 112 did not have a material impact on the accompanying consolidated financial statements.

The Company has a DirectorsO Deferred Compensation Plan. Under the plan, Directors may defer fees and retainers that would otherwise be payable currently. Deferrals may be made to an uninsured interest account or an account recorded in equivalents of the Company's common stock. Expenses for this plan totaled $202,000, $289,000, and $207,000 for 1994, 1993, and
1992, respectively. Shares which will be issued under the plan totaled 103,087 at December 31, 1994.

Note 11
Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Bank is a party to financial instruments with off-balance sheet risk, held for purposes other than trading. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The BankOs exposure to credit loss in the event of nonperformance by the other party to the financial instrument, for loan commitments and standby letters of credit, is represented by the contractual amount of those instruments, assuming that the amounts are fully advanced and that collateral or other security is of no value. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank evaluates each customerOs creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on managementOs credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Commitments to originate loans, unused lines of credit, and unadvanced portions of construction loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon. Therefore, the amounts presented below do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. These guarantees are issued primarily to support public and private borrowing arrangements, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

Financial instruments whose contractual amounts represent off-balance sheet risk at December 31, 1994 and 1993 are as follows:

                                                   1994        1993
                                             --------------------------
                                                    (in thousands)
Commitments to originate loans                 $ 13,671     $22,012
Unused lines of credit                          122,784     136,736
Standby letters of credit                        16,005      10,753
Unadvanced portions of construction loans         7,065       6,803
Equity commitments
 to limited partnerships                            597         912

Note 12
Commitments and Contingencies

As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in cash and cash equivalents, was $20,409,000 and $19,466,000 at December 31, 1994 and 1993, respectively.

The Bank has a contract for data processing services that extends to July 1998. Base fees required to be paid during the remaining term of the contract are approximately $12,127,000. Total fees to be paid may be the same as or exceed the base fees depending on additional services rendered and consumer price index changes during the remaining term of the contract.

Various legal claims against the Company arising in the normal course of business were outstanding at December 31, 1994. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the consolidated financial statements.

One legal claim, Walsh vs. Chittenden Corp., et al, was a class action in which the plaintiff represented himself and other persons who purchased Chittenden common stock from March 29, 1989 through August 15, 1990. On July 1, 1994, the Federal District Court of Vermont approved a settlement agreement which provided, among other things, that a fund of $1.5 million be established to resolve any claims of members of the class, including the plaintiff's counsel fees. Taking into consideration certain payments contributed by an insurance carrier, the Company's contribution to the settlement fund had no material effect on the accompanying consolidated financial statements.

Note 13
Other Noninterest Expense

The components of other noninterest expense for the years presented are as follows:

                                         1994       1993       1992
                                       -----------------------------
                                               (in thousands)
Data processing                        $3,275     $3,104     $2,846
Amortization of excess of cost over
 fair value of net assets acquired          -        636        502
Legal and professional                    573      1,054      1,859
Other                                   9,136      9,938      9,045
                                      -------------------------------
                                      $12,984    $14,732    $14,252
                                      ===============================

Note 14
Quarterly Financial Data (Unaudited)

A summary of quarterly financial data for 1994 and 1993 is presented below:

1994                                               Three Months Ended
                                      --------------------------------------------
                                      March 31     June 30      Sept 30    Dec 31
                                      --------------------------------------------
                                        (in thousands, except per share amounts)
Total interest income                 $19,278      $20,672      $21,851    $23,129
Total interest expense                  6,956        7,173        7,898      8,998
                                      ---------------------------------------------
Net interest income                    12,322       13,499       13,953     14,131
Provision for possible loan losses      1,200        1,200        1,000        900
Noninterest income                      5,620        5,775        5,640      6,490 (1)
Noninterest expense                    11,690       12,314       12,539     13,324 (2)
                                      ---------------------------------------------
Income before income taxes              5,052        5,760        6,054       6,397
Provision for income taxes              1,667        1,917        2,031       2,111
                                      ----------------------------------------------
Net income                            $3,385       $3,843       $4,023      $4,286
                                      ==============================================
Earnings per share                     $0.53        $0.60        $0.63       $0.70
Dividends declared per share           $0.10        $0.10        $0.13       $0.13

(1) Noninterest income for the fourth quarter of 1994 was $850,000 higher than for the third quarter Increased credit card income, primarily from higher merchant discount volumes, amounted to $363,000 A one-time gain of $444,000 resulted from the sale of branch real estate(2) Noninterest expense for the fourth quarter of 1994 exceeded the third quarter level by $785,000 Employee benefits expense was higher by $300,000, primarily due to accuals for various performance-based incentive plans Credit card expense was up
$212,000 as higher volumes resulted in increased processing costs

1993                                                Three Months Ended
                                      -------------------------------------------
                                      March 31     June 30      Sept 30  Dec 31
                                      -------------------------------------------
                                        (in thousands, except per share amounts)

Total interest income                 $20,124      $19,789      $19,868  $20,022
Total interest expense                  7,839        7,455        7,152    7,128
                                      -------------------------------------------
Net interest income                    12,285       12,334       12,716   12,894
Provision for possible loan losses      1,650        1,650        1,650     1,650
Noninterest income                      5,571        6,143        6,519     6,075
Noninterest expense                    12,181       13,209       13,252   12,455
                                      -------------------------------------------
Income before income taxes
 and cumulative effect of
 change in accounting principle         4,025        3,618        4,333    4,864
Provision for income taxes              1,172        1,073        1,470    1,528
                                      -------------------------------------------
Income before cumulative effect of
 change in  accounting principle        2,853       2,545        2,863     3,336
Cumulative effect of change
 in accounting principle                 (575)          -            -       -
                                      -------------------------------------------
Net income                             $2,278       $2,545       $2,863   $3,336
                                      ===========================================
Earnings per share:
Income before cumulative
 effect of change in
 accounting principle                   $0.46        $0.41       $0.46    $0.54
Cumulative effect of change
 in accounting principle                (0.09)          -            -       -
                                      -------------------------------------------
Net income                              $0.37        $0.41       $0.46    $0.54
                                      ===========================================
Dividends declared per share            $0.04        $0.05       $0.05    $0.06

Note 15
Fair Value of Financial Instruments

Cash and Cash Equivalents

The carrying amounts for cash and cash equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated valuation risk.

Investments

The fair value of investment securities, other than obligations of states and political subdivisions, is based on quoted market prices. The fair value of obligations of states and political subdivisions is estimated to be equal to amortized cost since most of these notes mature within six months and there is no active market for these instruments.

Loans

Fair values are estimated for portfolios of loans with similar financial and credit characteristics. The loan portfolio was evaluated in the following segments: commercial, residential real estate, commercial real estate, construction, home equity, and other consumer loans. Other consumer loans include installment, credit card, and student loans. Each of these consumer portfolios also was evaluated separately.

The fair value of performing commercial and real estate loans is estimated by discounting cash flows through the estimated maturity using discount rates that reflect the expected maturity and the credit and interest rate risk inherent in such loans. The fair value of nonperforming commercial and real estate loans is estimated using historical net charge-off experience applied to the nonperforming balances. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value of home equity, credit card, and other consumer loans is estimated based on secondary market prices for asset-backed securities with similar characteristics.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and N.O.W. accounts, and money market and checking accounts, is equal to the amount payable on demand, that is, the carrying amount. The fair value of certificates of deposit and retirement accounts is based on the discounted value of contractual cash flows. The discount rate used is based on the estimated rates currently offered for deposits of similar remaining maturities.

Short-term Borrowings

The carrying amounts for short-term borrowings approximate fair value because they mature or are callable in ten days or less and do not present unanticipated valuation risk.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

Assumptions

Fair value estimates are made at a specific point in time, based on relevant market information and information about specific financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the BankOs entire holdings of a particular financial instrument. Because no active observable market exists for a significant portion of the BankOs financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of the Bank's financial instruments are as follows:

                                                                 December 31,
                                                    -----------------------------------------------------
                                                                 1994                     1993
                                                    -----------------------------------------------------
                                                     Carrying                     Carrying
                                                     Amount          Fair Value   Amount      Fair Value
                                                    -----------------------------------------------------
                                                                           (in thousands)
Financial assets:
   Cash and cash equivalents                         $  100,973      $  100,973   $  195,163  $  195,163
   Securities available for sale                        196,829         196,829       -           -
   Securities held for sale                                   -               -      150,743     152,205
   Securities held for investment                         9,869           9,280        2,250       2,250
   Loans, net                                           853,861         870,111      831,579     858,469
   Mortgage loans held for sale                           2,870           2,870       11,646      11,646

Financial liabilities:
   Deposits:
      Demand                                            180,481         180,481      159,323     159,323
      Savings                                           519,512         519,512      496,692     496,692
      Time:
         Certificates of deposit $100,000 and over       69,885          69,594       62,640      62,930
         Other time deposits                            300,320         298,329      316,109     318,217
   Short-term borrowings                                 22,650          22,650       79,078      79,078
   Commitments                                              160             160          105         105

Note 16
Parent Company Financial Statements
Chittenden Corporation (Parent Company Only)

Balance Sheets                                            December 31,
                                                     --------------------
                                                        1994        1993
                                                     --------------------
                                                          (in thousands)
Assets
Cash and cash equivalents                             $5,011      $1,902
Investment securities                                    225         210
Investment in bank subsidiary at
 equity in net assets                                 92,525      95,161
Other assets                                             749         593
                                                     --------------------
Total assets                                         $98,510     $97,866
                                                     ====================
Liabilities and stockholders' equity
Liabilities:
  Accrued expenses and other liabilities             $   200      $  155
                                                     --------------------
Total liabilities                                        200         155
                                                     --------------------
Stockholders' equity:
  Preferred stock                                          -           -
  Common stock                                         6,480       6,461
  Surplus                                             51,483      51,228
  Retained earnings                                   55,755      43,056
  Treasury stock, at cost                             (9,586)     (2,982)
  Valuation allowance for net unrealized
    loss on securities                                (5,718)        (21)
  Unearned portion of employee restricted stock         (104)        (31)
                                                     --------------------
Total stockholders' equity                             98,310      97,711
                                                     --------------------
Total liabilities and stockholders' equity            $98,510     $97,866
                                                     ====================

Statements of Income                           Years Ended December 31,
                                           ------------------------------
                                           1994         1993        1992
                                           ------------------------------
Operating income:                                   (in thousands)
  Dividends from bank subsidiary        $13,275       $1,679      $2,049
  Dividends from investment securities       19            -          40
  Interest income                            13            -          39
                                        ---------------------------------
  Total operating income                 13,307        1,679       2,128
                                        ---------------------------------
Operating expense:
  Interest on borrowed funds                  -            -         222
  Losses on investment securities             -           16         281
  Other operating expense                 1,268          769         759
                                        ---------------------------------
  Total operating expense                 1,268          785       1,262
                                        ---------------------------------
Income before income taxes and equity
 in undistributed earnings of
 subsidiaries                            12,039          894         866
Income tax benefit                          420          267         395
                                        ---------------------------------
Income before equity in undistributed
 earnings of subsidiaries                12,459        1,161       1,261
Equity in undistributed earnings
 (loss) of:
  Bank subsidiary                         3,078        9,861       5,958
  Nonbank subsidiaries                        -            -         (1)
                                        ---------------------------------
Net income                              $15,537      $11,022      $7,218
                                        =================================

Statements of Cash Flows                      Years Ended December 31,
                                        ---------------------------------
                                           1994         1993        1992
                                        ---------------------------------
                                                   (in thousands)
Cash flows from operating activities:
  Net income                            $15,537      $11,022      $7,218
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Equity in undistributed earnings
    of subsidiaries:
     Bank subsidiary                     (3,078)      (9,861)     (5,958)
     Nonbank subsidiaries                     -            -           1
     Amortization                             -           29          78
     Investment securities losses             -           16         281
(Increase) decrease in other assets        (171)          361       (378)
Increase (decrease) in accrued
 expenses and other liabilities             105         (36)          23
                                        -------------------------------------
     Net cash provided by
      operating activities               12,393        1,531       1,265
                                        -------------------------------------
Cash flows from investing activities:
  Proceeds from sales of investment
    securities                                -            -       1,719
     Proceeds from maturities of
       investment securities                  -            -       1,600
     Purchase of investment securities        -            -      (1,639)
                                        -------------------------------------
     Net cash provided by investing
       activities                             -            -       1,680
                                        -------------------------------------
Cash flows from financing activities:
  Principal repayments of long-term debt      -          (59)     (2,414)
  Proceeds from issuance of treasury
    and common stock                        239          172         103
  Dividends on common stock             (2,838)      (1,243)       (826)
  Repurchase of common stock            (6,685)            -           -
                                        --------------------------------------
  Net cash used in financing activities (9,284)      (1,130)     (3,137)
                                        --------------------------------------
  Net increase (decrease) in cash
   and cash equivalents                   3,109          401       (192)
  Cash and cash equivalents at
   beginning of year                      1,902        1,501       1,693
                                        --------------------------------------
  Cash and cash equivalents at
   end of year                           $5,011       $1,902      $1,501
                                        ======================================
Supplemental disclosure of
 cash flow information:
  Cash paid during the year
   for interest                             $ -          $ -        $242



REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders
Chittenden Corporation:

We have audited the accompanying consolidated balance sheets of Chittenden Corporation and its subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chittenden Corporation and its subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of January 1, 1993.

Arthur Andersen LLP
Boston, Massachusetts
January 17, 1995

FIVE YEAR CONSOLIDATED FINANCIAL SUMMARY

                                                                        Years Ended December 31,
                                           -------------------------------------------------------------------------------
                                                1994                 1993           1992           1991           1990
                                           -------------------------------------------------------------------------------
                                                                     (in thousands, except share amounts)
Statements of income:
   Interest income                          $   84,930              $79,803        $86,984        $100,061       $106,182
   Interest expense                             31,025               29,574         41,300           57,972         63,410
                                            ------------------------------------------------------------------------------
   Net interest income                          53,905               50,229         45,684           42,089         42,772
   Provision for possible loan losses           4,300                6,600           7,513           8,843          12,189
   Net interest income after provision
    for possible loan losses                    49,605               43,629         38,171           33,246         30,583
   Noninterest income                           23,525               24,308         21,073           18,442         16,529
   Noninterest expense                          49,867               51,097         49,582           45,847         50,378
                                            -------------------------------------------------------------------------------
   Income (loss) before provision (benefit)
    for income taxes                            23,263               16,840          9,662          5,841          (3,266)
   Provision (benefit) for income taxes          7,726                5,243          2,444          1,234          (2,219)
                                             -------------------------------------------------------------------------------
   Income (loss) before cumulative effect
    of change in accounting principle           15,537               11,597         7,218          4,607          (1,047)
   Cumulative effect of change in
    accounting principle                          -                    (575)          -              -              -
                                             --------------------------------------------------------------------------------
   Net income (loss)                           $15,537              $11,022        $7,218         $4,607         $(1,047)
                                             ================================================================================
Total assets at year-end                    $1,213,908           $1,231,003     $1,192,068     $1,204,949     $1,136,988
Long-term debt at year-end                      -                    -              59             2,473          2,473

Balance sheets - average daily balances:
   Total assets                             $1,200,785           $1,172,809     $1,171,060     $1,115,744     $1,094,984
   Loans, net of allowance                     833,205              852,958        844,126        828,433        847,440
   Investment securities and interest-bearing
    cash equivalents                           269,050              220,927        222,428        191,244        147,353
   Total deposits                            1,055,604            1,030,839      1,021,827        992,017        959,297
   Long-term debt                                    -                    7          2,034          2,473          6,368
   Total stockholders' equity                  100,635               92,813         83,520         74,476         74,338
Per common share:
   Net income (loss)                             $2.46                $1.78           $1.17         $0.74         $(0.17)
   Cash dividends declared                        0.46                 0.20            0.13            -            0.29
   Book value                                    16.63                15.73           14.04         12.79          11.59
Weighted average shares outstanding          6,303,223            6,206,848       6,193,944     6,186,600      6,192,416

Selected financial percentages:
   Return on average total assets                 1.29%                0.94%           0.62%         0.41%         (0.10)%
   Return on average stockholders' equity        15.44                11.88            8.64          6.19          (1.41)
   Interest rate spread                           4.33                 4.21            3.79          3.41           3.53
   Net yield on earning assets                    4.92                 4.69            4.35          4.22           4.44
   Net charge-offs as a percent of
    average loans                                 0.48                 0.47            0.64          0.89           1.44
   Nonperforming assets ratio (1)                 1.08                 1.85            2.79          3.75           3.42
   Allowance for possible loan losses as a
    percent of year-end loans                     2.19                 2.22            1.87          1.73            1.56
   Year-end leverage capital ratio                8.41                 8.13            7.30          6.86            NA
   Year-end primary capital ratio                   NA                   NA             NA             NA            7.36
   Risk-based capital ratios:
      Tier 1                                     11.46                11.05            9.64          8.53            7.88
      Total                                      12.82                12.41           10.95         10.04            9.36
   Average stockholders' equity to
    average assets                                8.38                 7.91            7.13          6.68            6.79
   Common stock dividend payout ratio (2)        18.27                11.28           11.44           -                NM

(1) The sum of nonperforming assets (nonaccrual loans, restructured loans, and other real estate owned) divided by the sum of total loans and other real estate owned
(2)  Common stock cash dividends declared divided by net income

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Years Ended December 31, 1994, 1993, and 1992

Overview

The following discussion and analysis of financial condition and results of operations of Chittenden Corporation ("Chittenden" or the "Company") and its subsidiary, Chittenden Trust Company (the "Bank"), should be read in conjunction with the consolidated financial statements and notes thereto and selected statistical information appearing in this annual report.

Chittenden reported net income of $15.5 million for 1994, up $4.5 million or 41% from $11.0 million in earnings for 1993. In 1992, the Company posted net income of $7.2 million. Total assets at December 31, 1994 were $1.2 billion, unchanged from the level at year-end 1993. The return on average assets was 1.29% for 1994, up from 0.94% in 1993 and 0.62% in 1992. The return on average stockholders' equity was 15.44% for 1994, compared with 11.88% for 1993 and 8.64% for 1992.

Although for the second consecutive year there was little change in total assets of the Company at year-end, earnings continued their upward trend in 1994 due to several factors. Net interest income increased $3.7 million as interest earned on assets increased more rapidly than did interest paid on deposits and other borrowings. The provision for possible loan losses was $4.3 million, down $2.3 million from the 1993 level reflecting continued improvement and strength in asset quality. Noninterest expense declined by $1.2 million, owing primarily to elimination of the expense related to managing and disposing of foreclosed properties and one-time expenses related to the Company's merger with VerBanc. The remaining noninterest expenses increased less than 1% over the 1993 level. Revenues from noninterest sources declined by $783,000, or 3%, as a $4.7 million reduction in gains on sales of mortgage loans was almost offset by increases in revenues from several other sources. The 1994 income tax provision of $7.7 million exceeded the 1993 provision by $2.5 million, as both the effective tax rate and the level of pre-tax income increased.

The $3.8 million increase in net income from 1992 to 1993 resulted from improvement in several elements of earnings: net interest income increased $4.5 million as interest earned on assets declined less than interest paid on deposits; the provision for possible loan losses was down $913,000 from 1992; and revenues from noninterest sources improved by $3.2 million, led by a $1.3 million increase in revenue related to credit card activities. Noninterest expense increased $1.5 million, to $51.1 million, in 1993, largely due to one-time expenses related to the Company's merger with VerBanc. The increase was mitigated by a reduction of $1.2 million in other real estate owned expenses. The 1993 income tax provision exceeded the 1992 provision by $2.8 million. The cumulative effect of a change in accounting principle related to providing for income taxes and adopted effective January 1, 1993 amounted to a $575,000 additional charge against earnings not included in the tax provision discussed above.

Financial Condition

Loans

Chittenden's loan portfolio increased by 3% during 1994, to end the year at $873.0 million. The overall proportions of commercial-related and consumer loans changed little from the mix at the end of 1993. The Company continues to pursue its strategy of gradually shifting the loan mix through continued focus on commercial and non-residential consumer lending simultaneous with secondary market sales of originated fixed-rate residential mortgage loans.

The classification of the Company's loan portfolio is based on underlying collateral. At December 31, 1994, commercial loans secured by non-real estate business assets totaled $105.3 million, down $2.4 million from the $107.7 million posted at year-end 1993. The decrease in this category reflects payoffs by a few large borrowers due to very competitive pricing offered by out-of-market competition, almost offset by strong growth in the small business market. Further, the Company's strategic focus on the small business market has resulted in a higher proportion of commercial loans advanced for business purposes being secured by equity in real estate collateral. These loans are classified on the consolidated financial statements as residential or commercial real estate loans, depending on the real estate collateral pledged. Commercial real estate loans stood at $214.1 million at year-end 1994, up 4 % from December 1993. The increase in this category reflects increased loan demand in the Company's marketplace and the focus, noted previously on developing small business relationships. Approximately $67.6 million of commercial real estate loans are for investment properties.

Construction loans amounted to $7.3 million at December 31, 1994, down from $13.7 million the year before. Financing for custom-built residential construction accounts for 43% of this total; the remainder is for various types of commercial construction.

Residential real estate loans stood at $334.8 million at year-end 1994, up $6.7 million from December 31, 1993. During the first quarter of 1994, the Company created marketable securities using $9.2 million of Chittenden Affordable Real Estate mortgage loans. These securities remained in the Company's investment portfolio at December 31, 1994. The amounts and types of residential mortgage loan originations changed during the year driven primarily by rising interest rates. Early in the year, volume began to slow as refinancing activity tapered off. Demand continued to be primarily for fixed-rate loans which the Company sells in the secondary market. As rates rose, origination volume declined further and what volume there was shifted toward variable-rate loans which the Company generally holds in portfolio. In total, $159.4 million in mortgages were originated during 1994, down from $373.8 million during 1993. Secondary market sales were$127.9 million in 1994 (including the securitization described above), down from $339.0million in 1993. The Company underwrites substantially all of its residential mortgages to secondary market standards. During 1994 and 1993, the Company continued to follow its policy of selling substantially all of its fixed-rate residential mortgage production on a servicing-retained basis. From time to time, the Company also sells its qualifying variable-rate production on a servicing-retained basis.

The portfolio of residential mortgages serviced for investors continued to grow, totaling $709.9 million at December 31, 1994, up 12 % from the $635.0 million at year-end 1993. These assets are owned by investors other than Chittenden and therefore are not included in the consolidated balance sheets of the Company. Of the loans serviced, $652.8 million were originated by the Company. During 1994, the Company purchased, for $664,000, rights to service a portfolio of $59.0 million in residential mortgages in the northern New England market area, of which $57.1 million remained at the end of 1994.

The outstanding balances on home equity lines totaled $70.8 million at December 31, 1994, up from $69.8 million the previous year. The unused portion of these lines totaled $61.2 million at December 31, 1994, down from $67.2 million at year-end 1993.

Consumer loans increased for the third consecutive year, reaching $140.7 million at year-end 1994, up from $124.4 million at December 31, 1993. The increase reflects primarily higher levels of indirect installment lending through auto dealers which was up 47.4% to $67.1 million of this portfolio. The Company underwrites its indirect automobile loans, maintaining the same credit standards as for car loans originated in its branch offices. Direct installment and student loans of $45.7 million, and credit card balances of $30.8 million, were down slightly from the end of 1993. Unused portions of credit card lines totaled $61.6 million at the end of 1994, down $7.8 million from the end of 1993. Congressionally-mandated changes regarding the government-guaranteed student loan program have resulted in the Company's decision to discontinue its participation in this program. Management expects the remaining student loans to be sold in the secondary market by mid-1995.

The Company's lending activities are conducted in a market area focused in Vermont with activity related to contiguous trading areas in Quebec, New York, New Hampshire, and Massachusetts. In addition to the portfolio diversification described above, the loans are widely diversified by borrowers and industry groups.

The following table shows the composition of the loan portfolio for the five years ended December 31, 1994:

                                        December 31,
                      -----------------------------------------------------
                       1994      1993       1992       1991     1990
                      -----------------------------------------------------
                                        (in thousands)
Commercial             $105,281  $107,722   $118,532   $94,336  $99,021
Real estate:
   Residential          334,841   328,165    347,264    340,069  333,213
   Commercial           214,103   206,601    190,907    160,824  154,335
   Construction           7,281    13,747     18,008     32,471   39,384
Home equity              70,777    69,849     76,934     81,891   78,675
Consumer                140,677   124,412    123,484    120,284  131,454
                       ----------------------------------------------------
Total gross loans       872,960   850,496    875,129    829,875  836,082
Allowance for possible
 loan losses            (19,099)  (18,917)   (16,372)   (14,373) (13,030)
                       ----------------------------------------------------
Net loans              $853,861  $831,579   $858,757   $815,502 $823,052
                       ====================================================
Mortgage loans held
 for sale                $2,870   $11,646     $7,971    $10,967   $8,254

Nonperforming Assets

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Management classifies loans, except consumer and residential loans, as nonaccrual loans when they become 90 days past due as to principal or interest, unless they are adequately secured and are in the process of collection. In addition, loans which have not met this delinquency test may be placed on nonaccrual at management's discretion. Consumer and residential loans are included when management considers it to be appropriate. Generally, a loan remains on nonaccrual status until the factors which indicated doubtful collectibility no longer exist or the loan is determined to be uncollectible and is charged off against the allowance for possible loan losses.

A loan is classified as a restructured loan when the interest rate is reduced and/or other terms are modified because of the inability of the borrower to service debt at current market rates and terms.

Other real estate owned ("OREO") is real estate that has been formally acquired through foreclosure. Following clarification of regulatory interpretation, the Company has classified in-substance foreclosures in nonaccrual loans. Historical amounts have been restated to reflect the 1994 classifications.

The following table shows the composition of nonperforming assets and loans past due 90 days or more and still accruing for the five years ended December 31, 1994:

                                              December 31,
                         ----------------------------------------------------
                            1994     1993     1992        1991     1990
                         ----------------------------------------------------
                                              (in thousands)
Loans on nonaccrual         $7,934   $12,756  $17,541     $19,740  $22,504
Loans not included above
 which are troubled
 debt restructurings           185       367       53         353       29
Other real estate owned      1,288     2,619    7,044      11,447    6,338
                          ----------------------------------------------------
Total nonperforming assets  $9,407   $15,742  $24,638     $31,540  $28,871
                          =====================================================
Loans past due 90 days
 or more and still accruing $1,132    $1,453   $2,340      $4,146   $4,222
Percentage of nonperforming
 assets to total loans and
 other real estate owned      1.08%     1.85%    2.79%       3.75%    3.42%
Nonperforming assets to
 total assets                 0.77      1.28     2.07        2.62      2.54
Allowance for possible loan
 losses to nonperforming
 loans                      235.24     144.15   93.05       71.53     57.83

Total nonperforming assets stood at $9.4 million, or 0.77% of total assets, at year-end 1994, down $6.3 million from $15.7 million, or 1.28% of total assets at the previous year-end. Nonaccrual loans stood at $7.9 million at December 31, 1994, down from $12.8 million the year before. These reductions continue to reflect the strong trend of improving asset quality. The nonaccrual loans consist of 164 loans, the largest of which amounted to $1.3 million at year-end 1994. These loans were diversified across a range of industries, sectors, and geography. At year-end 1994, 42% were current as to principal and interest, compared with 48% at the previous year-end. OREO totaled $1.3 million at year-end 1994, one-half the 1993 level.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). SFAS 114 requires that impaired loans, as defined, be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. This statement is effective for fiscal years beginning after December 15, 1994. Management believes that adoption of this statement will not have a material effect on the financial condition or results of operations of the Company.

Allowance for Possible Loan Losses

The following table summarizes the activity in the Company's allowance for possible loan losses for the five years ended December 31, 1994:

                                                                          December 31,
                                   -------------------------------------------------------------------------
                                        1994          1993           1992           1991            1990
                                   -------------------------------------------------------------------------
                                                                         (in thousands)
Balance of allowance for possible
 loan losses at beginning of year      $18,917       $16,372        $14,373        $13,030         $13,201
Provision charged to expense             4,300         6,600          7,513          8,843          12,189
                                   ---------------------------------------------------------------------------
Balance of allowance for possible
 loan losses after provision            23,217        22,972         21,886         21,873          25,390
                                   ---------------------------------------------------------------------------
Loans charged off:
   Commercial                              893         2,001          1,725            788             962
   Real estate:
      Residential                          461           927            738            432             669
      Commercial                         2,779           759          1,968          2,338           1,438
      Construction                           -             -             87          2,848           8,034
   Home equity                              51           209            272            115              60
   Consumer                              1,045         1,276          1,461          1,963           2,020
                                   ---------------------------------------------------------------------------
      Total loans charged off            5,229         5,172          6,251          8,484          13,183
                                   ---------------------------------------------------------------------------
Recoveries of loans previously
 charged off:
   Commercial                              512           232            327            435             260
   Real estate:
      Residential                           80           201             74             111             11
      Commercial                           133           216             11               4             46
   Consumer                                386           468            325             434            506
                                   ---------------------------------------------------------------------------
      Total recoveries                   1,111         1,117            737             984            823
                                   ---------------------------------------------------------------------------
Net loans charged off                    4,118         4,055          5,514           7,500         12,360
                                   ---------------------------------------------------------------------------
Balance of allowance for possible
 loan losses at end of year            $19,099       $18,917        $16,372         $14,373        $13,030
                                   ===========================================================================
Amount of loans outstanding
 at end of year                       $872,960      $850,496       $875,129       $829,875         $836,082
Average amount of loans outstanding    852,528       870,603        859,654        842,583          857,247
Ratio of net charge-offs during
 year to average loans outstanding        0.48%         0.47%          0.64%          0.89%            1.44%
Allowance as a percent of loans
 outstanding at end of year               2.19          2.22           1.87           1.73             1.56

At December 31, 1994, the allowance for possible loan losses was $19.1 million, or 2.19% of total loans. This is a slight change from the $18.9 million, or 2.22% of loans, posted one year ago. The coverage ratio, or allowance for possible loan losses to nonperforming loans, has improved from 144% at year-end 1993 to 235% at the end of 1994.

The provision for possible loan losses totaled $4.3 million in 1994, down from $6.6 million in 1993, and $7.5 million in 1992. The provision was reduced due to, among other things, the reduction in the level of losses experienced in the loan portfolio and the decline in nonperforming loans.

The allowance for possible loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. In addition to evaluating the collectability of specific loans when determining the adequacy of the allowance for possible loan losses, management also takes into consideration other factors such as changes in the mix and volume of the loan portfolio, historic loss experience, the amount of delinquencies, and economic trends. The adequacy of the allowance for possible loan losses is assessed by an allocation process whereby specific loss allocations are made against adversely classified loans, and general loss allocations are made against segments of the loan portfolio which have similar attributes. As previously mentioned, the mix of the Company's loan portfolio changed little during 1994. This and uncertainties concerning how the rapid rise in interest rates will affect the local and regional economy were among the factors considered by management in determining the adequacy of the allowance for possible loan losses.

The following table summarizes the allocation of the allowance for possible loan losses for the five years ended December 31, 1994:

                                        December 31,
                -----------------------------------------------------------------------
                 1994                   1993                    1992
                -----------------------------------------------------------------------
                 Amount    Loan         Amount     Loan         Amount    Loan
                 Allocated Distribution Allocated  Distribution Allocated Distribution
                -----------------------------------------------------------------------
                                        (in thousands)

Commercial       $2,001    12%          $2,146     13%          $2,588    13%
Real estate:
   Residential      726    38              785     38              999    40
   Commercial     5,143    25            5,681     24            5,053    22
   Construction     626     1              419      2              620     2
Home equity         248     8              349      8              377     9
Consumer          1,865    16            2,126     15            1,886    14
Other             8,490     -            7,411      -            4,849     -
                -----------------------------------------------------------------------
                $19,099   100%         $18,917    100%         $16,372   100%
                =======================================================================


                          December 31,
                 1991                   1990
                ------------------------------------------------------------------------
                 Amount    Loan         Amount     Loan
                 Allocated Distribution Allocated  Distribution
                -------------------------------------------------------------------------
Commercial       $3,469    11%          $2,431     12%
Real estate:
   Residential      587    41              783     40
   Commercial     4,035    19            3,224     18
   Construction   3,007     4            4,529      5
Home equity         200    10              193      9
Consumer          1,928    15            1,764     16
Other             1,147     -              106      -
                -------------------------------------------------------------------------
                $14,373   100%         $13,030    100%
                ==========================================================================

Notwithstanding the foregoing analytical allocations, the entire allowance for possible loan losses is available to absorb charge-offs in any category of loans. (See "Provision for Possible Loan Losses".)

Investment Securities

The investment portfolio is used to meet liquidity demands, mitigate interest rate sensitivity, and generate interest income.

The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS
115), on January 1, 1994.  At that time, substantially all of the investment portfolio was classified as available for sale in recognition of the possibility that accelerating loan growth could create liquidity demands which could be met by the sale of investments. At December 31, 1994, the Company held investments totaling $196.8 million in the available for sale category; $9.9 million was held for investment. This compares with $150.7 million held for sale and $2.3 million held for investment at December 31, 1993. Upon adoption of SFAS 115, the Company recorded a cumulative net increase in stockholders' equity of $986,000 to reflect the unrealized gain, net of estimated tax effect, in the portfolio of securities classified as available for sale at the adoption date.
Subsequent changes in net unrealized gains and losses, net of estimated tax
effect, were applied to this valuation account.   At December 31, 1994, net
unrealized losses of $5.7 million (net of taxes) resulted from marking to fair value the available-for-sale portfolio. This amount is reflected as a reduction of stockholders' equity. Prior to the adoption of SFAS 115, held-for-sale investments were marked to the lower of cost or market value.
Since market values of the investment portfolio generally exceeded cost at the end of 1993, unrealized losses reflected in the equity account amounted to only $21,000.

The mix of securities held changed little during 1994, with continued emphasis on U.S. Treasury securities. Obligations of U. S. government agencies, municipalities, and corporations continued to represent significant, balanced portions of the portfolio.

The following tables show the composition of the Company's investment portfolio, at amortized cost, at December 31, 1994, 1993, and 1992:

                                                December 31,
                                   --------------------------------------
                                     1994            1993        1992
                                   ---------------------------------------
Securities available for sale                  (in thousands)
   US Treasury securities            $61,076         $54,310     $-
   US government agency obligations   33,138          20,211      -
   Obligations of states and
    political subdivisions            40,341          23,701      -
   Mortgage-backed securities         23,823          23,636      -
   Corporate bonds and notes          36,397          28,885      -
   Government bond mutual funds       10,605               -      -
   Marketable equity securities          244               -      -
                                    --------------------------------------
                                    $205,624        $150,743(1)  $-
                                    ======================================
Securities held for investment
   US Treasury securities            $-              $-          $27,338
   US government agency obligations   -               -           19,059
   Obligations of states and
    political subdivisions            1,651           1,667       23,691
   Mortgage-backed securities         8,218             360       50,127
   Corporate bonds and notes          -               -           24,109
   Marketable equity securities       -                 244        4,581
   Other securities                   -               -              285
   Valuation allowance on marketable
    equity securities                 -                 (21)        (733)
                                    --------------------------------------
                                     $9,869          $2,250      $148,457
                                    ======================================

(1)In 1993, these securities were classified as held for sale.

The following table shows the maturity distribution of the amortized cost of the Company's investment securities and weighted average yields of such securities on a fully taxable equivalent basis, at December 31, 1994, with a comparative total for 1993:

                                               After One        After Five
                              Within           But Within       But Within       After           No Fixed
                              One Year         Five Years       Ten Years        Ten Years       Maturity         Total
                           --------------------------------------------------------------------------------------------------------
                              Amount    Yield  Amount     Yield Amount    Yield  Amount  Yield   Amount    Yield  Amount    Yield
                           -------------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Securities available for sale
   US Treasury securities     $3,027    6.35%  $52,992   5.53%  $5,057    5.58%  $-      -%      $-       -%     $61,076     5.57%
   US government agency
    obligations               14,631    5.58   18,507    6.18   -         -      -       -       -        -      33,138      5.92
   Obligations of states
    and political
    subdivisions              39,687    5.13   543       6.21   111       6.50   -       -       -        -      40,341      5.15
   Mortgage-backed
    securities (1)            4,166     7.05   12,924    7.51   4,191     6.66   2,542   6.51    -        -      23,823      7.17
   Corporate bonds and notes  8,776     5.55   27,621    5.25   -         -      -       -       -        -      36,397      5.32
   Government bond
    mutual funds              -         -      -         -      -         -      -       -       10,605   7.10   10,605      7.10
   Marketable equity
    securities                -         -      -         -      -         -      -       -       244      3.87   244         3.87
                             -------           -------         ------            -----           -------         -------
Total available for sale      70,287    5.44   112,587   5.80   9,359     6.07   2,542   6.51    10,849   7.03   205,624     5.76
                             -------           -------         ------            -----           -------         -------
Securities held for investment
   Obligations of states
    and political
    subdivisions                111       8.73   484       8.73   439       8.73   617     8.73    0        -      1,651       8.73
   Mortgage-backed
    securities (1)              567       8.11   1,965     8.12   1,900     8.12   3,786   8.12    0        -      8,218       8.12
Total held for investment       678       8.21   2,449     8.24   2,339     8.23   4,403   8.21    0        -      9,869       8.22
                            -------              --------         -------          ------          -------         --------
Total securities            $70,965       5.47%  $115,036  5.85%  $11,698   6.51%  $6,945  7.58%   $10,849  7.03%  $215,493    5.88%
                            -------              --------         -------          -------         -------         --------
                            =======              ========         =======          =======         =======         ========
Comparative amounts
 at December 31, 1993       $43,072       5.26%  $ 92,440  5.69%  $15,765   6.43%  $1,493  8.51%   $   223  2.77%  $152,993    5.67%

(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions.

Deposits

During 1994, total deposits averaged $1.1 billion, up from $1.0 billion in 1993. Noninterest-bearing demand deposits averaged $161.7 million, up $20.0 million from $141.7 million in 1993. Reversing the trend from the previous year, possibly due to the availability of higher-yielding insured deposits and the adverse impact rising rates generally had on the valuation of uninsured non-bank investments, savings and time deposits under $100,000 increased $9.8 million, to $831.7 million for 1994. Deposit products in this group which saw growth were interest-bearing transaction accounts (money market accounts and N.O.W. accounts), while regular savings accounts and time accounts (retirement and certificates of deposit) declined. This shift in product mix reflects customers' preference to hold investments without specific maturities in a time of consistently rising interest rates. The Company has a number of institutional customers whose investment needs frequently are met by offering certificates of deposit over $100,000. During 1994, the average balance in this category decreased slightly to $62.2 million, from $67.2 million for 1993. Depositors in this category tend to seek bids regularly, and the Company raises or lowers the interest rates it offers depending on its liquidity needs and on its investment opportunities.

The following table shows average daily balances of the Company's deposits for the periods indicated:

                                             Years Ended December 31,
                                     ------------------------------------
                                          1994        1993       1992
                                     ------------------------------------
                                                  (in thousands)

Demand deposits                       $161,657     $141,740     $131,282
Savings and time deposits
   under $100,000                      831,698      821,852      834,431
Certificates of deposit $100,000
   and over                             62,249       67,247       56,114
                                    --------------------------------------
                                    $1,055,604   $1,030,839   $1,021,827
                                    ======================================

The Company's outstanding certificates of deposit and other time deposits in denominations of $100,000 and over had maturities as follows:

                                        December 31,
                                     -------------------------------------
                                      1994          1993
                                     -------------------------------------
                                         (in thousands)

Three months or less                  $64,922       $71,118
Over three months to six months        21,548        11,673
Over six months to twelve months        8,717         6,011
Over twelve months                      3,279         5,117
                                      ------------------------------------
                                      $98,466       $93,919
                                      ====================================

Short-Term Borrowings

During 1994, short-term borrowings averaged $32.8 million, down from the $36.9 million posted in 1993. This funding consists of borrowings from the U.S. Treasury, securities sold under agreements to repurchase, and Federal funds purchased. Treasury borrowings averaged $20.3 million for 1994 compared with $25.8 million during 1993. Treasury funding is attractive to the Company because the rate of interest paid on borrowings floats at 25 basis points below the Federal funds rate, there are no reserve requirements, and there are no FDIC insurance costs. Repurchase agreements averaged $11.8 million for 1994, up slightly from $11.0 million during 1993. These borrowings have neither reserve requirements nor FDIC insurance costs. U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans are pledged as collateral for the Treasury borrowings and repurchase agreements. Federal funds purchased averaged $644,000 for 1994 compared with $167,000 for 1993.

Capital Resources

The Company's capital forms the foundation for maintaining investor confidence as well as for developing programs for growth and new activities. The Company continued to maintain and build on its capital position during 1994. At December 31, 1994, capital stood at $98.3 million, up $599,000 from $97.7 million at December 31, 1993. Earnings of $15.5 million and $173,000 of common stock issued in connection with benefit plans added to capital during the year. The purchase of 326,875 shares of the Company's common stock for $6.7 million during the fourth quarter in two negotiated transactions, a $5.7 million increase in the valuation allowance for unrealized losses on securities available for sale, and dividend payments totaling $2.8 million combined to decrease the capital position from the 1993 year-end level. The capital position had increased during 1993 by $10.7 million due to earnings of $11.0 million, a $712,000 improvement in the valuation allowance on marketable equity securities, and $201,000 from stock issued. Dividends of $1.2 million were paid during 1993.

Both the Board of Governors of the Federal Reserve System (the "FRB") and the Federal Deposit Insurance Corporation (the "FDIC") have defined
leverage capital requirements.   At December 31, 1994, the Company's
leverage capital ratio (which is calculated pursuant to the FRB's regulations) was 8.41%, and the Bank's leverage capital ratio (which is calculated pursuant to the FDIC's regulations) was 8.01%. The ratios in 1993 were 8.13% and 7.95%, respectively.

Additionally, the FRB and the FDIC have a risk-based capital standard. Under this measure of capital, banks are required to hold more capital against certain assets perceived as more risky, such as commercial loans, than against other assets perceived as less risky, such as residential mortgage loans and U.S. Treasury securities. Further, off-balance sheet items such as unfunded loan commitments and standby letters of credit, are included for the purposes of determining risk-weighted assets. Commercial banking organizations are required to have total capital equal to 8% of risk-weighted assets, and Tier 1 capital -- consisting of common stock and certain types of preferred stock -- equal to at least 4% of risk-weighted assets. Tier 2 capital, included in total capital, includes the allowance for possible loan losses up to a maximum of 1.25% of risk-weighted assets. At December 31, 1994, the Company's risk-based capital ratio was 12.82% and its Tier 1 capital, consisting entirely of common stock, was 11.46%. This compares with year-end 1993 ratios of 12.41% and 11.05%, respectively.

FDIC regulations pertaining to capital adequacy, which apply to the Bank, require a minimum 3% leverage capital ratio for those institutions with the most favorable composite regulatory examination rating. In addition, a 4% Tier 1 risk-based capital ratio and an 8% total risk-based capital ratio are required for a bank to be considered adequately capitalized. Leverage, Tier 1 risk-based and total risk-based capital ratios exceeding 5%, 6%, and 10%, respectively, qualify a bank for the "well-capitalized" designation. At December 31, 1994, the Bank's leverage capital ratio was 8.01%, its Tier 1 risk-based capital ratio was 10.86%, and its total risk-based capital ratio was 12.22%, placing the Bank in this highest capital category. Capital ratios in excess of minimum requirements indicate capacity to take advantage of profitable and credit-worthy opportunities as they occur in the future.

The following table presents capital components and ratios of the Company:

                                                December 31,
                                   ----------------------------------
                                      1994      1993          1992
                                   ----------------------------------
                                               (in thousands)
Leverage
Stockholders' equity              $ 103,333    $   97,711     $   87,019
Total average assets (1)          1,228,105     1,202,575      1,192,092
Leverage capital ratio                 8.41%         8.13%          7.30%

Risk-based
Capital components:
   Tier 1                          $103,333    $   97,711     $   87,019
   Tier 2                            11,273        11,049         11,277
                                  ----------------------------------------
      Total                        $114,606      $108,760      $  98,296
                                  ========================================
Risk-weighted assets:
   On-balance sheet                $840,484      $819,735       $844,179
   Off-balance sheet                 61,317        64,180         58,593
                                  ----------------------------------------
                                   $901,801      $883,915       $902,772
                                  ========================================
Ratios:
   Tier 1                             11.46%        11.05%          9.64%
   Total (including Tier 2)           12.82         12.41          10.95
_____________________
(1) Total average assets are for the most recent quarter.

Liquidity and Rate Sensitivity

The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets weekly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering functions.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At December 31, 1994, the Company maintained cash and cash equivalents of $101.0 million, compared with $195.2 million at the end of 1993. During 1994, the Company continued to be an average daily net seller of Federal funds.

Interest rate sensitivity is managed by the Bank's asset and liability committee whose goals include achieving adequate and stable interest income. One of the tools used to measure rate sensitivity is the funds gap. The funds gap is defined as the amount by which a bank's rate sensitive assets exceed its rate sensitive liabilities. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch will improve earnings in a rising rate environment and inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the gap is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising rate environment will inhibit earnings and declining rates will improve earnings. Notwithstanding this general description of the effect on income of the gap position, it may not be an accurate predictor of changes in net income.

During 1994, interest rates increased significantly; the prime rate increased from 6.00% in January to 8.50% at year-end, and the 1-year Treasury constant maturity increased by approximately 360 basis points. Both are indices used by banks to price certain loan products. 49% of the Company's 1994 average earning assets were either indexed to prime or to the 1-year Treasury constant maturity. The Company's liabilities are not specifically indexed, but either bear a rate of interest to maturity or are repriced at the discretion of management, taking into account loan demand, other investment opportunities, liquidity, competition and other considerations. The result of this asset/liability make-up was that more of the Company's earning assets repriced to higher interest rates during 1994 than did its interest-bearing liabilities.

The following table shows the amounts of interest-earning assets and interest-bearing liabilities at December 31, 1994 which reprice during the periods indicated:

                                            Repricing Date
                           ----------------------------------------------
                                               Over
                            One Day   Over Six  One Year  Over
                            To Six    Months To  To Five   Five
                            Months    One Year    Years    Years     Total
                           ------------------------------------------------
                                           (in thousands)
Interest-earning assets:
Loans:
   Commercial               $77,622   $1,419   $15,139  $11,101   $105,281
   Real estate:
      Commercial and
        construction        167,303    2,342    31,523   20,216    221,384
      Residential           113,585  100,211    60,389   60,656    334,841
   Home equity               70,777    -        -        -          70,777
   Consumer                  80,517    15,456   44,136   568       140,677
                           -----------------------------------------------
   Total loans              509,804   119,428  151,187  92,541    872,960
Investment securities (1)    56,222    25,349  115,034  18,888    215,493
Interest-bearing cash
 equivalents                 40,300    -        -        -         40,300
                           -----------------------------------------------
   Total interest-earning
    assets                  606,326   144,777  266,221  111,429   1,128,753
                           ------------------------------------------------
Interest-bearing liabilities:
Certificates of deposit
 $100,000 and over           57,889     8,717     3,279    -         69,885
Other time deposits (2)     384,878    96,730    64,550   500       546,658
Short-term borrowings        22,650      -        -        -         22,650
                           ------------------------------------------------
   Total interest-bearing
    liabilities             465,417   105,447    67,829   500       639,193
                           ------------------------------------------------
Net interest rate
    sensitivity gap        $140,909   $39,330  $198,392 $110,929   $489,560
                           =================================================
Cumulative gap at
  December 31, 1994        $140,909  $180,239  $378,631 $489,560
Cumulative gap at
  December 31, 1993         164,924   220,710   344,733  432,678
__________________

(1) Amounts are based on amortized cost balances.
(2) Regular savings deposits and N.O.W. accounts of $273.2 million at December 31, 1994, and $294.1 million at December 31, 1993, are not included because repricing of these liabilities is neither required nor defined.

The following table shows scheduled maturites of selected loans at December
31, 1994:

                              Less      One Year  Over
                              Than One  To Five   Five
                              Year      Years     Years    Total
                            ---------------------------------------
                                         (in thousands)
Predetermined rates:
   Commercial                 $4,407    $15,233   $11,163  $30,803
   Commercial real estate
    and construction           7,938     31,724    20,348   60,010
                             --------------------------------------
                             $12,345    $46,957   $31,511  $90,813
                             ======================================
Floating or adjustable rates:
   Commercial                $21,715    $31,605   $21,158  $74,478
   Commercial real estate
    and construction          41,501    72,761    47,112   161,374
                             --------------------------------------
                             $63,216   $104,366  $68,270  $235,852
                             ======================================

Results of Operations
Net Interest Income

For 1994, net interest income was $53.9 million, up $3.7 million from 1993. On a fully taxable equivalent basis, net interest income increased $3.9 million from 1993, to $55.2 million in 1994. These improvements resulted from higher yields on loans and investments and higher levels of interest-earning assets, which more than offset the impact of higher deposit and borrowing rates. The level of interest-bearing liabilities was essentially unchanged from the 1993 average, thus the $30.0 million increase in interest-earning assets was funded almost entirely by noninterest-bearing sources, helping to improve net interest income.

For 1993, net interest income was up $4.5 million from the 1992 level, to $50.2 million. On a fully taxable equivalent basis, net interest income increased $4.1 million from 1992 to 1993. These increases were caused by lower deposit rates, lower levels of interest-bearing liabilities, and higher levels of interest-earning assets, which more than offset lower yields on loans and investments.

The taxable equivalent net yield on earning assets was 4.92% in 1994, up 23 basis points from 4.69% in 1993. The 16-basis point increase in the cost of interest-bearing liabilities was more than offset by the 28-basis point increase in the yield on earning assets and the effect of the higher proportion of non-interest bearing liabilities. The taxable equivalent net yield on earning assets for 1993 was 4.69%, up 34 basis points from 4.35% for 1992. The decline of 120 basis points in the cost of interest-bearing liabilities, mitigated by the compression caused by an increase in the portions of funding provided by non-interest bearing sources, more than offset the decline of 77 basis points in the yield on earning assets.

The following table presents an analysis of average rates and yields on a fully taxable equivalent basis for the years indicated:

                                                    1994
                                     -------------------------------------
                                                  Interest    Average
                                      Average     Income/     Yield/
                                      Balance     Expense (1) Rate (1)
                                     --------------------------------------
                                                (in thousands)
Assets
Interest-earning assets:
   Loans (2)                        $842,807    $70,416         8.35%
   Industrial revenue bonds (3)        9,721        956         9.83
   Investments (4):
      Taxable                        190,784     10,897         5.71
      Tax-favored debt securities     41,494      2,301         5.55
      Tax-favored equity securities   16,609        728         4.38
   Interest-bearing deposits in banks  1,045         35         3.35
   Federal funds sold                 19,118        847         4.43
                                   --------------------
      Total interest-earning
       assets                      1,121,578     86,180         7.68
                                                -------
Noninterest-earning assets            98,530
Allowance for possible loan losses   (19,323)
                                  -----------
   Total assets                   $1,200,785
                                  ===========
Liabilities and stockholders' equity
Interest-bearing liabilities:
   Savings and interest-bearing
      transactional accounts         $526,422    14,727         2.80
   Certificates of deposit
      $100,000 and over                62,249     2,502         4.02
   Other time deposits                305,276    11,996         3.93
                                  ----------------------
      Total interest-bearing
       deposits                       893,947    29,225         3.27
Short-term borrowings                  32,799     1,800         5.49
Long-term debt                        -           -              -
                                  ----------------------
   Total interest-bearing
     liabilities                      926,746    31,025         3.35
                                                 ------
Noninterest-bearing liabilities:
   Demand deposits                    161,657
   Other liabilities                   11,747
                                  ------------
      Total liabilities             1,100,150
                                  ------------
Stockholders' equity                  100,635
                                  ------------
   Total liabilities and
      stockholders' equity         $1,200,785
                                  ===========
Net interest income                              $55,155
                                                 ========
Interest rate spread (5)                                       4.33%
Net yield on earning assets (6)                                4.92
______________________

                                                  1993
                                  ---------------------------------------
                                                  Interest     Average
                                      Average     Income/      Yield/
                                      Balance     Expense (1)  Rate (1)
                                  ---------------------------------------
                                               (in thousands)
Assets
Interest-earning assets:
   Loans (2)                          $859,195    $69,310      8.07%
   Industrial revenue bonds (3)         11,408        970      8.50
   Investments (4):
      Taxable                          170,975      8,020      4.69
      Tax-favored debt securities       35,872      1,927      5.37
      Tax-favored equity securities      4,952        309      6.24
   Interest-bearing deposits in banks    2,319         74      3.19
   Federal funds sold                    6,809        193      2.83
                                  -----------------------
      Total interest-earning
        assets                       1,091,530     80,803      7.40
                                                 --------
Noninterest-earning assets              98,924
Allowance for possible loan losses     (17,645)
                                   ------------
   Total assets                     $1,172,809
                                   ============
Liabilities and stockholders' equity
Interest-bearing liabilities:
   Savings and interest-bearing
      transactional accounts          $495,595     12,207      2.46
   Certificates of deposit
      $100,000 and over                 67,247      2,452      3.65
   Other time deposits                 326,257     13,211      4.05
                                     --------------------
      Total interest-bearing
      deposits                         889,099     27,870      3.13
Short-term borrowings                   36,879      1,704      4.62
Long-term debt                               7          -      8.00
                                      --------------------
   Total interest-bearing
   liabilities                         925,985      29,574     3.19
                                                   -------
Noninterest-bearing liabilities:
   Demand deposits                     141,740
   Other liabilities                    12,271
                                     ---------
      Total liabilities              1,079,996
                                     ---------
Stockholders' equity                    92,813
                                     ---------
   Total liabilities and
      stockholders' equity          $1,172,809
                                    ==========
Net interest income                               $51,229
                                                  =======
Interest rate spread (5)                                       4.21%
Net yield on earning assets (6)                                4.69
______________________

                                                  1992
                                   --------------------------------------
                                                  Interest     Average
                                      Average     Income/      Yield/
                                      Balance     Expense (1)  Rate (1)
                                   --------------------------------------
                                                 (in thousands)
Assets
Interest-earning assets:
   Loans (2)                          $846,697    $74,261      8.77%
   Industrial revenue bonds (3)         12,957      1,153      8.90
   Investments (4):
      Taxable                          151,974      8,711      5.73
      Tax-favored debt securities       28,195      2,064      7.32
      Tax-favored equity securities     29,592      1,695      5.73
   Interest-bearing deposits in banks    8,938        356      3.98
   Federal funds sold                    3,729        181      4.85
                                    ---------------------
      Total interest-earning assets  1,082,082     88,421      8.17
                                                  -------
Noninterest-earning assets             104,506
Allowance for possible loan losses     (15,528)
                                    ------------
   Total assets                     $1,171,060
                                    ============
Liabilities and stockholders' equity
Interest-bearing liabilities:
   Savings and interest-bearing
      transactional accounts         $464,900     16,209       3.49
   Certificates of deposit
      $100,000 and over                56,114      2,708       4.83
   Other time deposits                369,531     19,994       5.41
                                    --------------------
      Total interest-bearing
      deposits                        890,545     38,911       4.37
Short-term borrowings                  49,056      2,167       4.42
Long-term debt                          2,034        222      10.91
                                    --------------------
   Total interest-bearing
   liabilities                        941,635      41,300      4.39
                                                  -------
Noninterest-bearing liabilities:
   Demand deposits                    131,282
   Other liabilities                   14,623
                                    -----------
      Total liabilities             1,087,540
                                    -----------
Stockholders' equity                   83,520
                                    -----------
   Total liabilities and
      stockholders' equity         $1,171,060
                                   ============
Net interest income                               $47,121
                                                  =======
Interest rate spread (5)                                       3.79%
Net yield on earning assets (6)                                4.35


______________________

(1) On a fully taxable equivalent basis. Calculated using a Federal income tax rate of 35%.
(2) Includes nonperforming loans
(3) Industrial revenue bonds are included in loans in the financial statements.
(4) Average balances are based on historical amortized cost balances.
(5) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(6) Net yield on earning assets is net interest income divided by total interest-earning assets.

     The following table attributes changes in the Company's net interest income (on a fully taxable equivalent basis) to changes in either average daily balances or average rates. Changes due to both interest rate and volume have been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.


                                          1994 Compared with 1993
                                     ---------------------------------
                                             Increase (Decrease)
                                        Due to Change in        Total
                                     Average      Average      Increase
                                     Rate         Balance      (Decrease)
                                     ------------------------------------
                                              (in thousands)
Interest income:
   Loans, including fees             $1,132       $   (26)        $1,106
   Industrial revenue bonds             140          (154)           (14)
   Investments:
      Taxable                         1,878           999          2,877
      Tax-favored debt securities        64           310            374
      Tax-favored equity securities    (116)          535            419
   Interest-bearing deposits
   in banks                               4           (43)           (39)
   Federal funds sold                   155           499            654
                                     --------------------------------------
      Total interest income            3,257        2,120          5,377
                                     --------------------------------------
Interest expense:
   Savings and interest-bearing
      transactional accounts           1,728          792          2,520
   Certificates of deposit $100,000
      and over                           240         (190)            50
   Other time deposits                  (383)        (832)        (1,215)
                                     -------------------------------------
      Total deposits                   1,585         (230)         1,355
   Short-term borrowings                 298         (202)            96
   Long-term debt                          -            -            -
                                     -------------------------------------
      Total interest expense           1,883         (432)         1,451
                                     -------------------------------------
Change in net interest income         $1,374        $2,552        $3,926
                                     =====================================


                                          1993 Compared with 1992
                                     --------------------------------------
                                              Increase (Decrease)
                                        Due to Change in       Total
                                     Average      Average      Increase
                                     Rate         Balance      (Decrease)
                                     ---------------------------------------
                                               (in thousands)
Interest income:
   Loans, including fees             $(6,033)     $1,082       $(4,951)
   Industrial revenue bonds              (50)       (133)         (183)
   Investments:
      Taxable                         (1,699)      1,008          (691)
      Tax-favored debt securities       (623)        486          (137)
      Tax-favored equity securities      139      (1,525)       (1,386)
   Interest-bearing deposits
   in banks                              (60)       (222)         (282)
   Federal funds sold                    (96)        108            12
                                      ------------------------------------
      Total interest income           (8,422)        804        (7,618)
                                      ------------------------------------
Interest expense:
   Savings and interest-bearing
      transactional accounts          (5,015)      1,013        (4,002)
   Certificates of deposit $100,000
      and over                          (734)        478          (256)
   Other time deposits                (4,629)     (2,154)       (6,783)
                                     -------------------------------------
      Total deposits                 (10,378)       (663)      (11,041)
   Short-term borrowings                  96        (559)         (463)
   Long-term debt                       (111)       (111)         (222)
                                     -------------------------------------
      Total interest expense         (10,393)     (1,333)      (11,726)
                                     -------------------------------------
Change in net interest income        $ 1,971      $2,137        $4,108
                                     =====================================

Provision for Possible Loan Losses

The Company provides for possible loan losses using the allowance method. The allowance for possible loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance is the amount management believes is necessary to absorb possible loan losses based on evaluations of collectibility and prior loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to assess possible losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies periodically review the Company's allowance for possible loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The provision for possible loan losses totaled $4.3 million in 1994, $6.6 million in 1993, and $7.5 million in 1992. (See "Allowance for Possible Loan Losses".)

Noninterest Income and Noninterest Expense

Noninterest income was $23.5 million in 1994, down $783,000 from the $24.3 million reported in 1993. Trust department income was unchanged from the 1993 level, at $4.0 million. Income from higher levels of administered assets was offset by the impact of the declines in the bond market during the year. Service charges on deposit accounts increased again in 1994, rising 3% to $4.6 million, primarily due to higher levels of cash management fees.

During 1994, a net loss of $523,000 was realized on the sale of $41.9 million of securities, compared with a net gain of $130,000 posted in 1993.

The Company provides mortgage banking services through two channels: a traditional retail origination approach which operates through the branch office network and the Company's mortgage originators; and a wholesale origination function (part of the VerBanc acquisition) which originates residential mortgage loans through correspondents, brokers and agents. This multi-faceted approach allows the Company to enhance its penetration of the overall residential market. Regardless of the origination method, the Company sells substantially all of its fixed-rate production and may sell qualifying variable-rate production. The Company has retained the servicing on the mortgage loans it has sold.

Mortgage banking activity changed significantly during 1994, as rapidly rising interest rates impacted the business. Mortgage servicing income rose by over 100% for the second consecutive year, to $2.1 million. The increase was due in part to the nonrecurrence of write-downs of excess servicing assets totaling $1.0 million which had occurred in the previous year when refinancing activity was strong. The decline in refinancing activity and a narrowing of spreads on sold loans in 1994 resulted in a sharp decline in gains on sales of mortgage loans. For 1994, gains totaled $1.1 million, down $4.7 million from the 1993 level.

Income related to credit card activities includes fees related to the issuance of credit cards and interchange revenue generated when credit card transactions are processed through the Company's merchant customers. These activities generated income of $8.2 million in 1994, up from $5.7 million in the prior year. The additional emphasis placed on expanding this activity and the general improvement in the economy and in consumer confidence contributed in the revenue increase. The Company posted a total of $4.0 million in other noninterest income, up $736,000 from the 1993 level. This category represents over thirty categories of fee income. The increase includes a gain of $444,000 resulting from the sale of a branch property, as well as increases in revenues from payroll services, ATM fees, and foreign exchange transactions.

Noninterest income was $24.3 million in 1993, up from $21.1 million reported for 1992. Trust department income, at $4.0 million, declined slightly from the 1992 level. Trust was largely successful during 1993 in rebuilding approximately 9% of its revenue base which had been diminished due in large part to the successful disposition of a large bankruptcy trust during 1992. Service charges on deposit accounts rose on a year to year basis; in 1993, $4.5 million of income was recorded compared with $4.1 million in 1992. The improvement reflects higher levels of activity in deposit accounts, a larger proportion of accounts for which fee-based services were provided, and the effect of lower interest rates generating lower levels of credit on deposit balances used to offset service charges. The Company sold $20.3 million in securities during 1993, reporting a net gain of $130,000. During 1992, a net loss of $235,000 was reported, including a $100,000 reduction in the carrying value of certain marketable equity securities.

The Company's mortgage banking activities continued to grow in 1993. Total servicing revenue was $1.0 million in 1993, up 105% from the level posted in 1992. These amounts are net of significant accelerated write-downs of excess deferred servicing premiums amounting to $1.0 million in 1993 and $1.1 million in 1992. At December 31, 1993, the entire amount of the deferred excess servicing asset had been amortized as a result of an accelerated level of prepayments. Market demand for mortgage financing due to declining interest rates resulted in brisk origination and sales of mortgage loans. Gains on sales of mortgage loans totaled $5.8 million, up from $4.8 million in 1992.

Income related to credit card activities amounted to $5.7 million in 1993, up from $4.4 million in 1992. Other noninterest income decreased $166,000, to $3.3 million in 1993.

Noninterest expense totaled $49.9 million in 1994, down $1.2 million from the 1993 level. Salaries increased less than 1% to $17.2 million as the Company continued to reduce staff, primarily though attrition. Employee benefits rose by $859,000 to $6.3 million in 1994. This category includes accruals for performance-based incentive compensation amounting to $1.5 million, up from $1.1 million in 1993. In 1994, the Company implemented Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. Adoption of SFAS 112 did not have a material impact on the financial statement.

Occupancy expense declined $297,000, to $5.6 million in 1994, primarily due to efficiencies resulting from the VerBanc acquisition and other actions taken to improve the branch network.

FDIC insurance premiums totaled $2.3 million, down $249,000 from the 1993 level. A reduction in the insurance premium rate accounted for the decline.

In 1994, expenses associated with OREO were slightly more than offset by recoveries on OREO properties and resulted in a net gain of $67,000. OREO expenses were $1.5 million in 1993.

Expenses, excluding salaries and benefits, occupancy, and overhead allocations, directly related to the processing of credit card transactions totaled $5.5 million in 1994, up from $3.8 million in the previous year. This increase was related to the significantly higher volumes processed in 1994 as compared with 1993.

Total other noninterest expense for 1994 totaled $13.0 million, down $1.7 million from 1993. Absence of goodwill amortization in 1994, which was $636,000 in 1993, and nonrecurrence of one-time costs associated with the 1993 acquisition of VerBanc, accounted for most of the improvement.

Noninterest expense for 1993 totaled $51.1 million, up 3% from the $49.6 million recorded in 1992. Salaries of $17.0 million were up $320,000, or 2%, from the $16.7 million reported in 1992. The increase of 15% in employee benefits reflects primarily higher medical insurance expenses and incentive compensation accruals related to performance.

In 1993 the Company adopted, prospectively, Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render services. The Company has elected to amortize the unfunded benefit obligation of $1.7 million that was measured at January 1, 1993 over a period of 20 years. The effect of this change was to increase the expense related to postretirement benefits by approximately $100,000 in 1993.

Occupancy expense increased less than 2%, to $5.9 million in 1993. Increases in employee and occupancy expenses were mitigated by efficiencies realized from the in-market acquisition of VerBanc.

FDIC insurance premiums increased $298,000 from the 1992 level to $2.6 million in 1993. This increase was due to higher deposit levels during the year.

Expenses associated with OREO decreased substantially from 1992. During 1993, $1.5 million was recorded in this area, of which $1.3 million represented provisions to the OREO reserve to reflect estimated declines in the market values of properties held. In 1992, OREO expenses amounted to $2.7 million.

Direct credit card processing expenses were $3.8 million in 1993, up from $3.0 million in 1992. This increase was primarily volume related.
Total other noninterest expense of $14.7 million was $480,000 higher than the 1992 level. This increase was more than accounted for by one-time costs related to the acquisition of VerBanc.

Income Taxes

For 1994, the Federal income tax provision amounted to $7.7 million. This compares with an income tax provision of $5.2 million for 1993 and $2.4 million for 1992. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which recognizes income taxes under the asset and liability method. The cumulative effect of adopting this change in accounting principle was a one-time charge of $575,000 to 1993 earnings. Prior to 1993, the Company recognized income taxes under the deferred method, whereby annual income tax expense was matched with pretax accounting income by providing deferred taxes at current rates for timing differences between income reported for accounting purposes and income reported for tax purposes. Under the asset and liability method, deferred tax assets and liabilities are established for temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments, based on management's judgments as to the realizability of this asset, are recognized in the provision for income taxes.

The effective tax rates for 1994, 1993, and 1992 were 33.2%, 31.1% (excluding the cumulative effect charge), and 25.3%, respectively. During 1994 and 1993, the Company's statutory Federal corporate tax rate was 35%. During 1992, the statutory Federal tax rate was 34%. The Company's effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are wholly or partially exempt from Federal taxation.

The following table sets forth the range of the high and low prices for the Corporation's common stock for the last five years:

        1994          1993         1992          1991         1990
Quarter High   Low    High   Low   High   Low    High   Low   High   Low

First   19.25  17.50  16.80  11.80 12.00  6.60   7.60   3.20  10.00  7.80
Second  21.75  17.00  17.60  15.20 13.20  10.20  7.40   5.20  8.20   5.80
Third   22.00  20.00  18.25  15.20 12.80  10.60  10.80  5.80  7.20   3.60
Fourth  21.50  20.00  19.00  17.00 13.00  11.20  9.00   5.40  6.00   3.80


Stockholder Information
Form 10-K

A copy of the Chittenden Corporation's Annual Report for 1994 (on Form 10-
K), as filed with the Securities and Exchange Commission pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934, will be furnished free of charge to beneficial owners of the Corporation's stock upon request.


Chittenden Corporation Stock

The $1 par value common stock of Chittenden Corporation has been publicly traded on the over-the-counter market wince November 14, 1974. As of December 31, 1994, there were 2,995 record holders of the Corporation's common stock.

The Corporation's stock is listed on NASDAQ, with the symbol CNDN, is included in additional over-the-counter securities lists, and is listed daily in the major newspapers.

For stockholder services and information, contact:
                              Stockholder Relations
                              Chittenden Corporation
                              P.O. Box 820
                              Burlington, VT  05402-0820
                              (802) 660-1412

Chittenden Corporation is currently a one-bank holding company registered as a Vermont corporation. By the end of the first quarter of 1995, Chittenden Corporation expects to consummate an Agreement and Plan of Reorganization by which The Bank of Western Massachusetts will becom a wholly-owned subsidiary of Chittenden Corporation. Organized in 1971 and activated in 1974, Chittenden Coropration is the parent company of Chittenden Trust Company. Chittenden Bank is the trade name for Chittenden Trust Company.


Annual Meeting

The Annual Meeting of the Stockholders of Chittenden Corporation will be held on Wednesday, April 19, 1995 at 4:00 p.m. in Salon I of the Emerald Ballroom in the Sheraton Burlington Hotel and Conference Center, located at the intersection of Routes 2 (Williston Road) and I-89 in South Burlington.

To find out about the wide range of products offered by Chittenden Bank,
call our Customer Information Center at   1-800-545-2236.