Form 10-K, Exhibit 13
period 1995-12-31
CHITTENDEN CORP /VT/
filed 1996-03-27
CIK 200138

EXHIBIT 13

In recent years Chittenden Corporation has demonstrated a consistent level of achievement. Our key financial indicators certainly underscore and illustrate this, but they do not tell the entire story. If you look behind the numbers you will come to understand why Chittenden Corporation is poised for continued achievement into 1996 and beyond.

Behind the scenes at Chittenden, activity is fast-paced and complex. From electronic banking and introducing new products to constructing and renovating branch offices, there is a potent combination of human energy and technological support. From our customers' perspectives, however, this results in the efficient and straightforward execution of their banking needs. With this in mind, we present some of the highlights of 1995.

Table of Contents

Financial Highlights                                    3
Letter to Stockholders                                  4
Chittenden   A Graphic Review                           6
Chittenden   A Profile of Our Year                      8
Consolidated Financial Statements                      13
Report of Independent Public Accountants               38
Management's Discussion and Analysis of Financial
Condition and Results of Operations                    40
Directors and Officers                                 55
Stockholder Information                                56

Financial Highlights

                                                           1995      1994
                                                    --------------------------
                                                      (dollars in thousands,
                                                     except per share amounts)

     FOR THE YEAR
     Net interest income                              $   65,426   $   53,905
     Provision for possible loan losses                    3,950        4,300
     Noninterest income                                   29,977       23,525
     Noninterest expense                                  60,805       49,867
     Net income                                           20,885       15,537
     Cash dividends declared                               4,472        2,838
                                                     -------------------------
     AT YEAR END
     Investment securities                            $  241,601   $  206,698
     Net loans                                         1,016,627      853,861
     Deposits                                          1,338,460    1,070,198
     Stockholders' equity                                136,734       98,310
     Total assets                                      1,521,081    1,213,908
     Number of stockholders                                3,073        2,995
     Number of employees                                     816          707
                                                     --------------------------
     PER SHARE OF COMMON STOCK
     Fully diluted earnings                            $    2.52   $     1.97
     Cash dividends declared                                0.55         0.37
     Book value at end of year                             16.51        13.30
     Weighted average shares outstanding during year   8,276,081    7,879,826
                                                     --------------------------

To Our Stockholders

Over the past few years, we at Chittenden Corporation have been articulating strategies and implementing plans to ensure that your company is performing at a sustainable, high performance level, undertaking activities to both protect core results and grow earnings.

We are pleased to present our 1995 results in this annual report. Earnings of $21 million, or $2.52 per share, are a new record for the Corporation. While these results reflect a favorable operating environment, they also represent the execution of strategies that have distinguished Chittenden from the pack, both in the marketplace and in earnings capability. We urge all shareholders and potential shareholders to explore this document to understand the depth of our balance sheet strength and the diversity of our revenues, and to learn about the many reasons we are the preferred provider of banking services to the markets we serve.

As we have stated before, our core philosophies include balance in our activities, investment in our core and new businesses, and refusal to sacrifice future earnings to bolster the current year's results. During 1995, we held fast to these beliefs. You will find many examples in this report of how these values are being practiced at Chittenden.

Constantly challenging core values is the `change' mantra that has become so prevalent in business, and in fact, in life. We are constantly warned we must change or we are doomed. As usual, we at Chittenden are a bit skeptical about the wholesale nature of this view. At Chittenden, we are an institution identifying and changing what should be changed in order to make the results better. It seems that few today are willing to admit that change rarely has a "win-win" outcome, but often is a matter of weighing trade-offs. Sometimes the most difficult and best choice we can make is to not change something.

We have developed an approach to evaluating proposed changes: careful
examination determines if and how the change will benefit constituencies   and
also points out what we lose with a particular change. Let me provide you examples of this for each major constituency.

Shareholders-Earnings growth should favorably affect stock price. Our 1995 merger with The Bank of Western Massachusetts and our 1996 merger with Flagship Bank and Trust Company represent important changes that, when coupled with our specialty businesses, bring a broader, higher revenue growth profile to Chittenden.

Customers-Our goal is to introduce modern products that are worthy of Chittenden's customers. Our products must be easy to access, reliable, stable, and live up to the hype. In a word, they must truly provide value. For customers in central and western Massachusetts, we are bringing up-to-date, proven products, and the Corporation's capital strength, to support them in their activities.

Employees-Changes implemented in recent years have presented employees with valuable training and teamwork opportunities. Career opportunities have never been better, whether in positions of greater responsibility or in new and growing activities and geography. Other changes in compensation and benefits that provide flexibility and opportunity have been carefully researched, crafted, and implemented. These are not trendy `programs,' but rather represent constant improvement.

Communities-Employees and Board Members are constantly bringing new and more effective volunteer and leadership efforts to our communities. We have improved and increased the effectiveness of our donations program, bringing greater local office control to the process; and we have worked to customize our efforts and products to match the well-researched needs and wants of each of our communities.

This management of change and how it affects all of us is representative of how Chittenden remains valuable to the marketplace. We represent our constituencies in financial services.

Recent times have generally been good for banking, but we recognize that these `fair winds and calm seas' can turn quickly. As a result, we are constantly vigilant at the helm. Through consistency, we navigate to avoid the `shoals' of poor credit quality. Through aggressiveness, we seize every opportunity in our chosen markets. With diligence, we explore every acquisition possibility to ensure transactions undertaken are indeed beneficial, and we maintain the clear-headedness to walk away if that is the more appropriate action. All the while, we nurture a culture that views expense control as an opportunity for improvement, not as a reduction in service or capability. As ever, we are an
organization that is in balance   moving forward as a team, in control, and
focused on the future.

By its nature, an annual report reflects what has happened. In the case of Chittenden, this report is also representative of where your Corporation is going. I know that I speak for your Board of Directors and all my colleagues, as I proudly present these results. We will continue making 'the Chittenden way' a valuable contributor to all our constituencies.

Chittenden:  A Graphic Review

The following graphs are provided to give you a brief, visual review of Chittenden's progress over the past six years. The graphs indicate that Chittenden has achieved consistent and steady improvement in a number of measurements. This performance is a reflection of Chittenden's commitment to a balanced, efficient, and sound approach to banking.

Return on Average Equity (In Percent)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
(1.4)     6.2      8.6     11.9     15.4     17.2

Return on Average Assets (In Percent)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
(0.1)     0.4      0.6      0.9      1.3      1.5

Earnings Per Share (In Dollars)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
(0.14)   0.59     0.94     1.42     1.97     2.52

Net Revenue (Dollars in Millions)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
59.3     60.5     66.8     74.5     77.4     95.4

Net Yield on Earnings Assets (In Percent)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
 4.4      4.2      4.3      4.7      4.9      5.0

Efficiency Ratio (In Percent)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
85.0     75.7     74.3     68.5     64.4     63.7

Year End Total Assets (Dollars in Millions)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
1137     1205     1192     1231     1214     1521

Book Value per Share (In Dollars)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
9.27    10.23    11.23    12.58    13.30    16.51

Closing Price per Share (In Dollars)
------------------------------------------------------
  90       91       92       93       94       95
------------------------------------------------------
3.52     5.59    10.23    14.80    16.59    32.00

Chittenden - A Profile of Our Year

Broadening Our Reach. Deepening Our Relationships.

Chittenden continued to expand the scope of its operations in 1995. With the acquisition of The Bank of Western Massachusetts in the first quarter of 1995, Chittenden is now providing comprehensive banking services to more customers throughout the northeast. In addition, the purchase of selected assets of CUMEX Mortgage Corporation, Inc., a mortgage company that services credit unions and community banks, helped to expand Chittenden's territory to Massachusetts and Connecticut. Both transitions have been virtually flawless, and the benefits have been immediate and numerous.

We are putting our extensive infrastructure and nearly 90 years experience to work for these new additions to Chittenden Corporation. Expanded home mortgage products are now available to customers of The Bank of Western Massachusetts through the Mortgage Service Center of New England, a division of Chittenden Bank. Functions of Chittenden Bank, such as trust operations, investment portfolio management and indirect auto lending, are now available to The Bank of Western Massachusetts allowing them to offer new services to their customers with a minimum outlay of start-up time and expense.

With The Bank of Western Massachusetts' strong focus on small business lending and expertise in the Springfield area, Chittenden Bank has been able to join forces with them in a number of loan participations. The obvious benefit to both The Bank of Western Massachusetts can offer their customers larger loans, and Chittenden Bank increases its commercial loan portfolio.

The anticipated completion of the merger with Flagship Bank and Trust Company in the first quarter of 1996 is another opportunity to accelerate growth and earnings. The Worcester, Massachusetts marketplace has great potential with 16,000 small businesses and more than 6 million people who live within an hour's drive. Chittenden can offer additional services and products to Flagship Bank and Trust Company that will help the bank compete more aggressively in the Worcester area.

Expanding Chittenden's ties to other northeast markets has been achieved by the development of correspondent relationships with many community banks. Chittenden has approximately $40 million in loan participations with community banks in upstate New York, western Massachusetts, New Hampshire, and Maine. In these relationships, Chittenden is a reliable and knowledgeable partner to the other banks, and unlike many potential correspondent banks, not a direct competitor.

The business of the electronic processing of credit card transactions and deposits for retail outlets has also broadened Chittenden's reach and has been extremely successful. With customers throughout the United States, our merchant services processing volume has grown from $165 million in 1993 to $475 million in 1995.

All of these examples are representative of Chittenden Corporation's philosophy of diversifying activities and getting the most out of existing infrastructure.

In any business, knowing your existing customers is essential to success. To achieve a deeper relationship with our customers, we continue to find ways to better understand and satisfy their needs.

To better understand our customers and their financial needs, Chittenden Bank installed a Marketing Customer Information File (MCIF) system in 1995. As a tool to market our products and services to specific customer segments, MCIF has proven beneficial. Customer profiles have highlighted sales opportunities that can lead to building more comprehensive financial relationships with Chittenden Bank.

We continue to find ways to better understand and satisfy out customers' needs.

Recognizing and rewarding loyal customers are proven ways of strengthening relationships and generating opportunities to sell other financial services. With this in mind, Chittenden introduced the Advantage Banking Package in 1995. The challenge for Chittenden, however, was to identify and qualify customers as accurately and efficiently as possible.

To accomplish this, with the help of the MCIF system, Chittenden identified existing customers who qualified for this new banking package. Customers received a personalized letter explaining the many benefits of the Advantage Banking Package and encouraging them to visit a local office to sign up for this product. As a result of this targeted effort, sales for this new product have exceeded our expectations.

In 1995, Chittenden Bank developed new ways of identifying and attracting new customers. For example, many younger homeowners, who had yet to establish considerable equity in their homes, were recognized as potential home equity customers. To attract this new population segment, a home equity product was introduced that allows the customer to borrow up to 95% of the equity in their home. 1995 also witnessed the introduction of the Rapid Result Mortgage Program. This mortgage program, which offers 24-hour approval, appeals to potential homebuyers who want the fastest turnaround possible on their mortgage decisions.

In these and many other instances, the bank has been successful in identifying specific customer needs and capitalizing on those opportunities by delivering the products and services that meet those needs.

A Gallon of Milk, a Dozen Eggs and a Certificate of Deposit.

Traditionally, a trip to the supermarket involved shopping for groceries. But today, the shopping list can include a certificate of deposit or an automobile loan. At Chittenden Bank, the local office network has been expanded to include supermarket branches in Brattleboro and Morrisville. As one of the first banks in Vermont to offer a full-service branch office in a supermarket, Chittenden is again leading the way with alternative and proven ways to bank.

In Morrisville, where the population is relatively small, opening a traditional, full-service branch office would not have been economical. However, opening a branch inside the new local supermarket provides added banking convenience and extended service hours to the residents of Morrisville. They are served by Chittenden in a way that works for the bank, and as important, in a way that works for the customer.

In Brattleboro, the supermarket branch works in tandem with a `traditional'
office location. The supermarket branch adds supplemental service   in the form
of weekend service and extended hours   to satisfy the banking needs of
customers in Brattleboro.

In 1995, an information kiosk was installed in the lobby of our main office in Burlington. The kiosk offers a means to aggressively manage customer transactions. The primary focus is to provide customers with information and demonstrations on convenience products such as electronic banking, ATM operation, and the Automated Information Line. The kiosk also helps move customers in and out of the bank more quickly. For instance, customers with information requests are handled at the kiosk while other customers with banking transactions can move to a teller. Or a customer can drop off a loan payment at the kiosk. Most importantly, staffing the kiosk with a Chittenden representative maintains the high level of personalized service that people have come to expect from Chittenden Bank.

New and different banking conveniences are constantly being researched, tested, and made available.

In the future, customized versions of the kiosk will be introduced in other office locations to assist our customers with their banking needs.

Because customer financial relationships continue to grow more complex and numerous, another convenience introduced in 1995 was the combined, comprehensive statement. Customers are provided a consolidated statement to help simplify the reporting of their Chittenden relationship. The combined statement will reduce our mailing and operational expenses.

In 1995, Chittenden continued to play a leadership role in providing small businesses with a choice of financing alternatives. With a new product called the Basic Business Loan, businesses that are just starting out, or small businesses that are growing, can take advantage of a five-year, fixed rate loan. A fixed rate of interest allows a business to better anticipate and prepare for loan expenses. Additionally, the new borrowers can reduce the interest rate of the loan when they take advantage of planning assistance from a qualified technical assistance provider such as a Small Business Development Corporation.

Whether it's supermarket banking or a combined statement, at Chittenden Bank building strong, comprehensive relationships with our customers is fundamental to our success as a banking company. That is why new and different banking conveniences are constantly being researched, tested, and made available to our customers in an orderly and synchronized manner.

Adapting Our Service to Fit Our Customers' Schedules.

A commitment to service means offering alternative banking services that work with your customers' schedules. Chittenden recognizes the many changes and challenges in our customers' lives and has taken steps to provide the banking conveniences that will complement those changes.

It is obvious that customer banking patterns have changed over the years. More recently, with the advent of technological improvements, these patterns are changing at a startling rate. In an effort to meet the changing needs of our customers, Chittenden is continually adapting and updating its services when and where needed.

For example, the Automated Information Line continues to grow in popularity. When the Automated Information Line completed its first full year of operation in 1993, less than 20,000 calls had been received. The following year, the number of calls increased to just over 157,000. And in 1995, the Automated Information Line received over 300,000 calls.

Increased use of automated banking services is also evident in other areas of our banking business. In 1995, the number of ATM cardholders continued to rise. The total number of ATM transactions for Chittenden customers in 1995 was well over 1,600,000. Debit usage, which is the ability to use an ATM card for purchases and have the funds automatically withdrawn from a checking account, also experienced solid growth. Additionally, over 70 new merchants became part of Chittenden's growing network of debit service providers.

The ATM network at Chittenden also has been adapted and changed in response to customer needs. In Burlington, Chittenden installed an additional ATM at the University Mall during the holiday season. The Burlington Square Mall location was reconfigured to provide automated services through a combination of ATM's and staffed office hours. At Taft Corners in Williston, heavy customer traffic dictated the installation of a second lobby ATM.

Also in 1995, Chittenden made it possible for customers to apply for consumer loans over the telephone, and we introduced automated underwriting for home mortgage applications.

Nationwide, many banks and financial institutions have started to offer on-line banking services. Some of these institutions have experienced success, while others have not. Chittenden continues to investigate the expansion of on-line banking; we plan to move ahead with this new and growing technology when the benefits for us and our customers can be assured.

Chittenden chooses not to be a trend setter when it comes to technology. Chittenden does, however, set the standard when it comes to meeting the ever-changing banking needs of our customers. As an organization, Chittenden never loses sight of the fact that, to be truly successful, technological advancements must make financial sense for the bank as well as provide service and value to the customer.

Another example of our increasing involvement in the technology arena is the introduction of an expanded, automated commercial banking service called Electronic Banking. This service replaces Chittenden's On-Line Information Network and offers business customers a comprehensive, on-line, and interactive banking system using their personal computer. Chittenden's Electronic Banking provides customers more control over their cash flow and direct access to their Chittenden accounts. A variety of cash management functions are available, including direct payments or deposits to other institutions, real-time reporting on individual transactions, and automated reconciliation of checks and deposits.

Bricks and Mortar. Hearts and Minds.

Along with the many new products, services, and technological improvements made in 1995, we also recognize that the bricks and mortar of Chittenden's local offices remain an integral part of our future. The physical improvements to our facilities will continue because they are one of the many ways to keep pace with the changing needs of our customers.

In Montpelier, where we owned two buildings, there were many problems with the original main building location. Flooding from an adjacent river caused repeated interruptions in service as well as costly repairs. The building was not handicapped accessible and there was no parking available for our customers.

To remedy this situation without disrupting or altering service, we designed and constructed a new building. The design conforms with and complements the distinctive architecture in the Capitol District. From our new facility, we now provide the same services to our customers in a more efficient and cost-effective manner by replacing two older buildings with one new building.

Our operations in Rutland provide another example of fine-tuning our physical presence. In 1995, we consolidated Retail Sales, Merchant Services, and Indirect Auto Lending on two floors of the Merchant's Row building. As a result, operating efficiency improved and overall expenses were considerably reduced.

Other instances of `bricks and mortar' refinements were evident at numerous Chittenden locations. In Middlebury, the lobby area was renovated and the remote drive-up location was changed to a video and tube operation. In Brattleboro, a new, stand-alone office was constructed in addition to our supermarket branch presence.

In the Springfield area, The Bank of Western Massachusetts opened a new branch in Holyoke. The new location offers more space, convenient and ample parking, drive-up windows, and easy access from major thoroughfares.

Our corporate strategy is built on day-to-day performance and focused on long-term institutional success.

In these instances, and in many others throughout the year, Chittenden Bank has demonstrated its commitment to change based on a thorough analysis and assessment of the needs in our marketplace. Whether these changes take place in the heart of Vermont, or in Massachusetts, they are part of a corporate strategy that is built on day-to-day performance and focused on long-term institutional success.

At Chittenden Corporation, our over 800 employees are better than ever. They have to be. Because as our customers' lives and banking needs have become increasingly complex, our employees must have the skills and the talent to keep up.

Chittenden and its employees continue to play a constructive and positive role in our communities. Some of the major commitments in 1995 included donations to the Lake Champlain Basin Science Center, Champlain College, the Newport Community Center, Shelburne Museum, Southwestern Medical Center, Northern Vermont Lending Partners Program, Vermont Technology Center, Sara Holbrook Center, and the Flynn Theatre. The Bank of Western Massachusetts provided financial support to the Jimmy Fund, American Cancer Society, Spirit of Springfield, Western Massachusetts Enterprise Fund, Junior Achievement of Western Massachusetts, Springfield Boys Club, Cooley Dickinson Hospital, Food Bank, and Elms College. All of our employees continue to volunteer thousands of hours with hundreds of non-profit organizations throughout our market areas.

Chittenden also continued a tradition of offering seminars across the state on a wide range of relevant financial topics. Among the many seminars were How to Sell Your Home, Investments for Women, Estate Planning, and a Small Business Roundtable.

In recognition of our ongoing commitment to the communities of Vermont, Chittenden Bank again received an `outstanding' rating, and The Bank of Western Massachusetts received a `satisfactory' rating, from the Federal Deposit Insurance Corporation for compliance with the Community Reinvestment Act. This rating is an important indicator of Chittenden's efforts to meet the credit needs of their marketplace. An `outstanding' rating is an accomplishment that less than 10% of all financial institutions across the country achieve in any given year. In fact, Chittenden Bank has received an "outstanding" rating every time we have been evaluated by the FDIC.

1996 marks Chittenden Bank's 90th anniversary in the banking business. Throughout the years we have witnessed dramatic changes in the financial needs of our customers, and we have responded appropriately to those changes.

As Chittenden heads towards the 21st century, we remain committed to the sound principles of banking which have been the foundation of our achievements. We will continue to provide the products, services, and delivery systems that are proven and appropriate as our customers' needs continue to change.

Chittenden Corporation
Consolidated Balance Sheets

                                                                December 31,
                                                              ----------------
                                                              1995       1994
                                                              ----------------
                                                               (in thousands)
    ASSETS
    Cash and cash equivalents                             $  179,399 $  100,973
    Securities available for sale                            232,128    196,829
    Securities held for investment (market value
    $9,620,000 in 1995 and $9,280,000 in 1994)                 9,473      9,869
    Federal Home Loan Bank stock                               4,365          -
    Mortgage loans held for sale                              13,276      2,870
    Loans                                                  1,041,476    872,960
    Allowance for possible loan losses                       (24,849)   (19,099)
                                                           ---------------------
       Net loans                                           1,016,627    853,861
                                                           ---------------------

    Premises and equipment                                    18,720     17,864
    Accrued interest receivable                               11,063      9,906
    Other real estate owned                                    1,897      1,288
    Net deferred tax asset                                     9,680     11,969
    Other assets                                              12,939      8,479
    Intangible assets                                         11,514          -
                                                          ----------------------
       Total assets                                       $1,521,081 $1,213,908
                                                          ======================
    LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities:
    Deposits:
       Demand                                             $  201,666 $  180,481
       Certificates of deposit $100,000 and over              90,210     69,885
       Savings and other time                              1,046,584    819,832
                                                          ----------------------
          Total deposits                                   1,338,460  1,070,198
    Short-term borrowings                                     21,927     22,650
    Accrued expenses and other liabilities                    22,960     22,750
    Long-term debt                                             1,000          -
                                                          ----------------------
       Total liabilities                                   1,384,347  1,115,598
                                                          ----------------------
    Commitments and contingencies

    Stockholders' Equity:
    Preferred stock - $100 par value authorized -
      200,000 shares issued and outstanding - none                 -          -
    Common stock - $1 par value authorized -
      30,000,000 shares issued - 8,573,523 in 1995 and
      8,099,870 in 1994                                        8,574      8,100
    Surplus                                                   59,326     49,863
    Retained earnings                                         72,168     55,755
    Treasury stock, at cost - 293,934 shares in 1995
      and 710,346 shares in 1994                              (3,967)    (9,586)
    Net unrealized gain (loss) on securities
     available for sale, net of taxes (benefit) of
     $483,000 in 1995 and ($3,077,000) in 1994                   702     (5,718)
    Unearned portion of employee restricted stock                (69)      (104)
                                                          ----------------------
    Total stockholders' equity                               136,734     98,310
                                                          ----------------------
    Total liabilities and stockholders' equity            $1,521,081 $1,213,908
                                                          ======================

The accompanying notes are an integral part of these consolidated financial statements.

Chittenden Corporation
Consolidated Statements of Income

                                                    Years Ended December 31,
                                          --------------------------------------
                                                     1995       1994       1993
                                          --------------------------------------
                                                   (in thousands, except per
                                                         share amounts)
    Interest income:
       Interest on loans                          $96,569    $71,055    $69,979
       Investment securities:
          Mortgage-backed securities                2,271      2,379      2,101
          Taxable                                  11,271      8,517      5,919
          Tax-favored debt                          2,523      1,568      1,313
          Tax-favored equity                          700        529        224
       Short-term investments                       1,914        882        267
                                           -------------------------------------
          Total interest income                   115,248     84,930     79,803
                                           -------------------------------------
    Interest expense:
       Deposits:
          Savings                                  21,761     14,727     12,207
          Time                                     25,620     14,498     15,663
                                           -------------------------------------
             Total interest on deposits            47,381     29,225     27,870
       Short-term borrowings                        2,429      1,800      1,704
       Long-term debt                                  12          -          -
                                           -------------------------------------
          Total interest expense                   49,822     31,025     29,574
                                           -------------------------------------
    Net interest income                            65,426     53,905     50,229
    Provision for possible loan losses              3,950      4,300      6,600
                                           -------------------------------------
    Net interest income after provision for
     possible loan losses                          61,476     49,605     43,629
                                           -------------------------------------
    Noninterest income:
       Trust department income                      4,456      4,038      4,007
       Service charges on deposit accounts          5,067      4,622      4,484
       Gains (losses) on sales of securities, net     198      (523)        130
       Mortgage servicing income                    2,159      2,052        997
       Gains on sales of mortgage loans, net        1,246      1,086      5,760
       Credit card income                          12,817      8,238      5,654
       Other                                        4,034      4,012      3,276
                                            -----------------------------------
          Total noninterest income                 29,977     23,525     24,308
                                            -----------------------------------
    Noninterest expense:
       Salaries                                    19,979     17,180     17,049
       Employee benefits                            7,424      6,344      5,485
       Net occupancy expense                        6,911      5,635      5,932
       FDIC deposit insurance                       1,335      2,325      2,574
       Other real estate owned, income and
        expense, net                                 (236)      (67)      1,542
       Credit card expense                          9,227      5,466      3,783
       Other                                       16,165     12,984     14,732
                                             ----------------------------------
          Total noninterest expense                60,805     49,867     51,097
                                             ----------------------------------
    Income before income taxes and cumulative
      effect of change in accounting  principle    30,648     23,263     16,840
    Provision for income taxes                      9,763      7,726      5,243
                                             ----------------------------------
    Income before cumulative effect of change
      in accounting principle                      20,885     15,537     11,597

    Cumulative effect of change in accounting
      principle                                         -          -      (575)
                                              ---------------------------------
    Net income                                    $20,885    $15,537    $11,022
                                              =================================
    Earnings per share:
       Income before cumulative effect of
         change in accounting principle             $2.53      $1.97      $1.50
       Cumulative effect of change in
         accounting principle                           -          -      (0.08)
                                               ---------------------------------
       Primary                                      $2.53      $1.97      $1.42
                                               =================================
       Fully diluted                                $2.52      $1.97      $1.42
    Dividends declared per share                    $0.55      $0.37      $0.16
    Weighted average shares outstanding         8,276,081  7,879,826  7,759,357

The accompanying notes are an integral part of these consolidated financial statements.

Chittenden Corporation
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 1995, 1994, and 1993

                                            Common            Retained  Treasury
                                             Stock    Surplus Earnings     Stock
                                          --------------------------------------
                                                           (in thousands)
 Balance at December 31, 1992               $8,061    $48,306  $34,457  $(3,012)
 Net income                                      -          -   11,022         -
 Cash dividends declared ($016 per share)        -          -   (1,243)        -
 Shares issued/forfeited under
  various stock plans, net                      15        122        -         -
 Transfers to surplus                            -      1,180   (1,180)        -
 Amortization of deferred
  compensation for restricted stock earned       -          -        -         -
 Issuance of treasury stock                      -          5        -        30
 Change in valuation allowance on
  marketable equity securities                   -          -        -         -
                                           -------------------------------------
 Balance at December 31, 1993                8,076     49,613   43,056   (2,982)
 Cumulative effect of adoption of
  SFAS 115                                       -          -        -         -
 Net income                                      -          -   15,537         -
 Cash dividends declared ($037 per
  share)                                         -          -  (2,838)         -
 Shares issued/forfeited under
  various stock plans, net                      24        265        -         -
 Amortization of deferred compensation
  for restricted stock earned                    -          -        -         -
 Repurchase of common stock                      -          -        -   (6,685)
 Issuance of treasury stock                      -       (15)        -        81
 Change in net unrealized loss on
  securities available for sale                  -          -        -         -
                                           -------------------------------------
 Balance at December 31, 1994                8,100     49,863   55,755   (9,586)
 Net income                                      -          -   20,885         -
 Cash dividends declared ($0.55 per share)       -          -  (4,472)         -
 Shares issued in conjunction with
  acquisition of The Bank of
  Western Massachusetts                        376      8,386        -     5,514
 Shares issued/forfeited under                                       -         -
  various stock plans, net                      98      1,095
 Amortization of deferred compensation
  for restricted stock earned                    -          -        -         -
 Issuance of treasury stock                      -       (18)        -       105
 Change in net unrealized gain on
  securities available for sale                  -          -        -         -
                                           -------------------------------------
 Balance at December 31, 1995               $8,574    $59,326  $72,168  $(3,967)
                                           =====================================
The accompanying notes are an integral part of these consolidated financial statements.

                                  Valuation         Net
                                Allowance for   Unrealized
                                Net           Gain (Loss)
                                Unrealized    on            Unearned
                                Loss on       Securities    Portion of   Total
                                Marketable    Available     Employee    Stock-
                                Equity        for Sale,     Restricted  holders'
                                Securities    Net of Taxes   Stock      Equity
                                ------------------------------------------------
 Balance at December 31, 1992       $(733)     $     -        $(60)    $87,019
 Net income                              -           -            -     11,022
 Cash dividends declared
  ($0.16 per share)                      -           -            -     (1,243)
 Shares issued/forfeited under
  various stock plans, net               -           -            -        137
 Transfers to surplus                    -           -            -          -
 Amortization of deferred
  compensation for restricted
  stock earned                           -           -           29         29
 Issuance of treasury stock              -           -            -         35
 Change in valuation allowance on
  marketable equity securities         712           -            -         712
                                 ----------------------------------------------
 Balance at December 31, 1993          (21)          -          (31)     97,711
 Cumulative effect of
  adoption of SFAS 115                  21          965           -         986
 Net income                              -            -           -      15,537
 Cash dividends declared                 -            -           -      (2,838)
  ($0.37 per share)
 Shares issued/forfeited
 under various stock plans, net          -            -        (116)        173
 Amortization of deferred compensation
  for restricted stock earned            -            -          43          43
 Repurchase of common stock              -            -           -      (6,685)
 Issuance of treasury stock              -            -           -          66
 Change in net unrealized loss on
  securities available for sale          -       (6,683)          -      (6,683)
                                  ----------------------------------------------
 Balance at December 31, 1994            -       (5,718)       (104)     98,310
 Net income                              -            -           -      20,885
 Cash dividends declared
  ($0.55 per share)                      -            -           -      (4,472)
 Shares issued in conjunction
  with acquisition of The Bank
  of Western Massachusetts               -            -           -       14,276
 Shares issued/forfeited under
  various stock plans, net               -            -           -        1,193
 Amortization of deferred compensation
  for restricted stock earned            -            -          35           35
 Issuance of treasury stock              -            -           -           87
 Change in net unrealized gain on
  securities available for sale          -        6,420           -        6,420
                                  ----------------------------------------------
 Balance at December 31, 1995         $  -         $702        $(69)    $136,734
                                  ==============================================

Chittenden Corporation
Consolidated Statements of Cash Flows

                                                   Years Ended December 31,
                                                --------------------------------
                                                 1995        1994       1993
                                                --------------------------------
                                                        (in thousands)
 Cash flows from operating activities:
    Net income                                 $ 20,885    $ 15,537   $ 11,022
    Adjustments to reconcile net income to
    net cash provided by operating activities:
         Provision for possible loan losses       3,950       4,300      6,600
         Depreciation and amortization            2,244       2,061      2,071
         Amortization of intangible assets        1,031           -        636
         Amortization of premiums, fees, and
          discounts, net                          1,449       1,375      1,035
         Investment securities (gains) losses      (198)        523       (130)
         Deferred (prepaid) income taxes            (90)        160     (1,573)
         Loans originated and purchased for
          for sale                             (153,682)   (109,846)  (461,375)
         Proceeds from sales of loans           144,522     119,708    463,460
         Gains on sales of loans                 (1,246)     (1,086)    (5,760)
         Gains on sales of premises
          and equipment                            (225)       (425)         -
    Changes in assets and liabilities, net of
    effect from purchase of The Bank of Western
    Massachusetts:
         Accrued interest receivable                417      (3,565)       963
         Other assets                             1,259        (182)    11,156
         Accrued expenses and other
          liabilities                            (1,518)      3,300     (4,389)
                                               ---------------------------------
            Net cash provided by operating
             activities                          18,798      31,860     23,716
                                               ---------------------------------
 Cash flows from investing activities:
    Acquisition of The Bank of Western
     Massachusetts, net of cash acquired         (3,455)          -          -
    Proceeds from sales of securities
     available for sale                           7,451      32,818          -
    Proceeds from maturing securities and
     principal payments on securities
     available for sale                         317,610     151,537          -
    Purchases of securities available for
     sale                                      (312,282)   (249,707)         -
    Proceeds from principal payments on
     securities held for investment                 396       1,476          -
    Purchases of securities held for
     investment                                       -        (104)         -
    Proceeds from sales of securities                 -           -     20,308
    Proceeds from maturing securities and
     principal payments on securities                 -           -    239,910
    Purchases of securities                           -           -   (265,532)
    Loans originated, net of principal
     repayments                                 (12,681)    (28,625)    18,337
    Purchases of premises and equipment          (2,080)     (3,663)    (2,470)
    Proceeds from sales of premises and
     equipment                                      488         496          -
                                               ---------------------------------
         Net cash provided by (used in)
          investing activities                   (4,553)    (95,772)    10,553
                                               ---------------------------------
 Cash flows from financing activities:
    Net increase (decrease) in deposits          91,257      35,434     (9,175)
    Net increase (decrease) in short-term
     borrowings                                 (23,884)    (56,428)    41,866
    Principal repayments of long-term debt            -           -        (59)
    Proceeds from issuance of treasury and
     common stock                                 1,280         239        172
    Dividends on common stock                    (4,472)     (2,838)    (1,243)
    Repurchase of common stock                        -      (6,685)         -
                                                --------------------------------
         Net cash provided by (used in)
          financing activities                   64,181     (30,278)    31,561
                                                --------------------------------
 Net increase (decrease) in cash and cash
  equivalents                                    78,426     (94,190)    65,830
 Cash and cash equivalents at beginning of
  year                                          100,973     195,163    129,333
                                                -------------------------------
 Cash and cash equivalents at end of year      $179,399    $100,973   $195,163
                                                ===============================
 Supplemental disclosure of cash flow
 information:
    Cash paid during the year for:
     Interest                                   $50,261     $30,881    $29,854
     Income taxes                                10,200       6,650      6,838
 Noncash investing and financing activities:
     Loans transferred to OREO                    5,152       1,688      3,916
     Mortgage loans securitized                   3,665       9,228          -
 Acquisition of The Bank of Western
  Massachusetts:
     Fair value of assets acquired             $229,971     $     -    $     -
       Liabilities assumed                     (203,518)          -          -
       Common stock issued                      (14,276)          -          -
                                               ---------------------------------
       Cash paid                               $ 12,177      $    -    $     -
                                               =================================

The accompanying notes arean integral part of theseconsolidated financial statements.

Chittenden Corporation
Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chittenden Corporation (the "Company") and its subsidiaries (the `Banks'), Chittenden Trust Company (CTC) and The Bank of Western Massachusetts (BWM). All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for 1994 and 1993 have been reclassified to conform with 1995 classifications.

Nature of Operations

CTC operates thirty-seven branches throughout the state of Vermont. BWM operates four branches in the greater Springfield, Massachusetts area. The Banks' primary business is providing loans, deposits, and other banking services to commercial, individual, and public sector customers.

Use of Estimates in the preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), investments in debt securities may be classified as held for investment and measured at amortized cost only if the Company has the positive intent and ability to hold such securities to maturity. Investments in debt securities that are not classified as held for investment and equity securities that have readily determinable fair values are classified as either trading securities or securities available for sale. Trading securities are investments purchased and held principally for the purpose of selling in the near term; securities available for sale are investments not classified as trading or held for investment. Unrealized holding gains and losses on trading securities are included in earnings; unrealized holding gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of applicable income taxes.

The Company adopted SFAS 115 on January 1, 1994. The majority of the Company's investment portfolio was classified as available for sale and the cumulative net unrealized holding gain of $986,000, net of applicable taxes, was recorded in stockholders' equity. All other debt securities held are classified as held for investment as the Company has the positive intent and ability to hold such securities to maturity. Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method which approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities.

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

Loans

Loans are stated at the amount of unpaid principal, net of unearned discounts and unearned net loan origination fees. Such fees and discounts are accreted using methods that approximate the effective-interest method.

Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or more past due unless they are adequately secured and in the process of collection, or on other loans when management believes collection is doubtful. All loans considered impaired under SFAS 114, as defined below, are nonaccruing. Interest on nonaccruing loans is recognized when payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current-period interest income.

Allowance for Possible Loan Losses

The allowance for possible loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of the Banks' loans. Because of these inherent uncertainties, it is reasonably possible that actual losses experienced in the near term may differ from the amounts reflected in these consolidated financial statements. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

Factors considered in evaluating the adequacy of the allowance for possible loan losses include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and estimated fair values of underlying collateral. Losses are charged against the allowance for possible loan losses when management believes that the collectibility of principal is doubtful.

Key elements of the above estimates, including assumptions used in developing independent appraisals, are dependent on the economic conditions prevailing at the time such estimates are made. Accordingly, uncertainty exists as to the final outcome of certain valuation judgments as a result of changes in economic conditions in the Banks' lending areas.

As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. In the case of collateral dependent loans, impairment may be measured based on the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This change in accounting policy, as prescribed by SFAS 114, did not result in a cumulative adjustment of the Company's reported financial condition. Further, adoption of SFAS 114 did not affect the Company's provision for possible loan losses for the year ended December 31, 1995.

The adoption of SFAS 114 had no impact on the Company's income recognition policy for nonaccrual loans.

Loan Origination and Commitment Fees

Loan origination and commitment fees, and certain loan origination costs, are deferred and amortized over the contractual terms of the related loans as yield adjustments using primarily the level-yield method. When loans are sold or paid off, the unamortized net fees and costs are recognized in income. Net deferred loan fees amounted to $2,110,000 and $2,516,000 at December 31, 1995 and 1994, respectively.

Purchased Mortgage Servicing Rights

Purchased Mortgage Servicing Rights (PMSRs) are initially recorded at the lower of cost or the present value of the estimated future net servicing income. Such amounts are amortized in proportion to and over the period of the estimated net servicing income. The Company regularly evaluates the carrying value of PMSRs for individual servicing acquisitions, compared with the present value of estimated future net servicing income. Amortization is adjusted to reflect changes in prepayment experience. PMSRs included in Other Assets amounted to $2,126,000 and $628,000 at December 31, 1995 and 1994, respectively.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains and losses on sales of mortgage loans are recognized at the time of the sale and are adjusted when the interest rate charged to the borrower and the interest rate paid to the purchaser, after considering a normal servicing fee (and, in the case of mortgage-backed securities, a guarantee fee), differ.

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

Other Real Estate Owned

Collateral acquired through foreclosure (`Other Real Estate Owned' or `OREO') is recorded at the lower of the carrying amount of the loan or the fair value of the property, less estimated costs to sell, at the time of acquisition. A valuation allowance for the estimated costs to sell is charged to expense. Subsequent changes in the fair value of OREO are reflected in the valuation allowance and charged or credited to expense. Such amounts and net operating income or expense related to OREO are included in noninterest expense in the accompanying consolidated statements of income.

Intangible Assets

Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of BWM as well as a core deposit intangible (see Note 2). Goodwill is being amortized on a straight-line basis over 15 years. The core deposit intangible is being amortized on an accelerated basis over 10 years. The Company periodically evaluates intangible assets for impairment on the basis of whether these assets are fully recoverable from projected, undiscounted net cash flows of the related acquired entity.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, amounts due from banks, interest-bearing deposits, certain money market mutual fund investments, and investments with original maturities of less than three months. Cash equivalents are accounted for at cost which approximates fair value.

Trust Department

Trust department assets of approximately $2.2 billion and $1.8 billion at December 31, 1995 and 1994, respectively, held by CTC in a fiduciary or agency capacity for its customers are not included in the accompanying consolidated balance sheets as they are not assets of CTC. Trust department income is recorded on the cash basis in accordance with customary bank practices. The amounts recognized under this method are not significantly different from amounts that would be recognized in accordance with generally accepted accounting principles.

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

NOTE 2  ACQUISITIONS

The Bank of Western Massachusetts

On March 17, 1995, the Company acquired all of the outstanding shares of the common stock of The Bank of Western Massachusetts. The Company issued 784,406 shares at a price of $18.20 per share; 408,594 of the shares issued were treasury stock. The total cash outlay, including payments made with respect to outstanding stock options and warrants issued by BWM, was $12.2 million. This transaction has been accounted for as a purchase and, accordingly, the consolidated statement of income includes BWM's results of operations from the date of acquisition.

The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired, including a core deposit intangible asset, has been recorded as goodwill. The fair value of these assets and liabilities is summarized as follows (in thousands):

               Cash and cash equivalents                       $  8,715
               Securities available for sale                     42,123
               Net loans                                        158,975
               Premises and equipment                             1,422
               Core deposit intangible                            5,021
               Goodwill                                           7,123
               Other real estate owned                            1,296
               Prepaid expenses and other assets                  5,296
               Deposits                                        (176,395)
               Short-term borrowings                            (18,980)
               Accrued expenses and other liabilities            (8,143)
                                                            -------------
               Total acquisition cost                         $ 26,453
                                                            =============

Included in the total acquisition cost is approximately $100,000 of capitalized costs incurred in connection with the acquisition.

Following is supplemental information reflecting selected pro forma results as if this acquisition had been consummated as of January 1, 1994:

                                                      1995       1994
                                                  -----------------------
                                                (in thousands, except EPS)
              Total revenue                          $98,069     $87,346
              Income before income taxes              30,240      24,306
              Net income                              20,558      15,972
              Earnings per share (EPS)                  2.48        1.84

Total revenue includes net interest income and noninterest income.

Flagship Bank and Trust Company

On September 19, 1995, the Company announced that a definitive agreement had been signed under which the Company would acquire Flagship Bank and Trust Company (Flagship) of Worcester, Massachusetts for stock. At December 31, 1995, Flagship had total assets and shareholders' equity of $273.6 million and $17.2 million, respectively. Under the agreement, Flagship shareholders will receive
1.2 shares of Chittenden Corporation stock for each share of Flagship stock owned. Total shares outstanding of Chittenden Corporation stock will increase by 1.3 million shares to a total of 9.6 million shares after the acquisition. Based on the closing price of Chittenden stock as of December 31, 1995, the market value of the shares to be exchanged totaled $41.7 million. The acquisition will be accounted for as a pooling of interests.

On February 5, 1996, Flagship shareholders approved the proposed merger. Consummation of the transaction is subject to approval by certain regulatory agencies and is expected to occur in the first quarter of 1996.

The following unaudited proforma consolidated financial information as of December 31, 1995 and for the years ended December 31, 1995, 1994, and 1993 have been prepared to give effect to the Flagship acquisition using the pooling of interests method of accounting. The unaudited proforma consolidated statements of income data for the years ended December 31, 1995, 1994, and 1993 have been derived from the audited statements of income of Chittenden Corporation for the years ended December 31, 1995, 1994, and 1993, and Flagship for the years ended December 31, 1994 and 1993, and Flagship's unaudited statement of income for the year ended December 31, 1995. The unaudited proforma balance sheet data have been derived from the audited consolidated balance sheet of Chittenden Corporation and the unaudited balance sheet of Flagship as of December 31, 1995. Such unaudited proforma consolidated financial information is not necessarily indicative of the results of operations or financial condition which would have actually been reported had the merger of Chittenden Corporation and Flagship occurred on the assumed dates, nor is it necessarily indicative of the future results of operations or financial condition of the Company.

Unaudited proforma consolidated  statements of income data:

                                  Years Ended December 31,
                                 1995      1994        1993
                                 --------------------------
                                      (in thousands)

 Total revenue               $109,958   $90,446     $86,070
 Net income                    22,130    18,037      13,502

Total revenue includes net interest income and non interest income.

Unaudited proforma consolidated balance sheet data:

                                    December 31, 1995
                                   -------------------
                                      (in thousands)

 Total assets                           $1,794,651
 Stockholders' equity                      153,949

The above unaudited pro forma consolidated financial information includes The Bank of Western Massachusetts' actual results since the date of its acquisition, March 17, 1995.

NOTE 3 SECURITIES
Investment securities at December 31, 1995 and 1994 are as follows:
                                                                 Amortized          Unrealized          Unrealized            Fair
                                                                      Cost               Gains              Losses           Value
                                                                 ------------------------------------------------------------------
    1995                                                                               (in thousands)
    Securities available for sale:
      US Treasury securities                                     $ 81,625              $1,101              $(123)        $ 82,603
       US government agency obligations                            32,777                 306                (25)          33,058
       Obligations of states and political subdivisions            44,853                   -               -              44,853
       Mortgage-backed securities                                  31,832                 297                (60)          32,069
       Corporate bonds and notes                                   29,020                  70               (113)          28,977
       Government bond mutual funds                                10,605                   -               (288)          10,317
       Marketable equity securities                                   231                  20                  -              251
                                                                 ------------------------------------------------------------------
    Total securities available for sale                          $230,943              $1,794              $(609)        $232,128
                                                                 ==================================================================
    Securities held for investment:
       Obligations of states and political subdivisions            $1,543              $    -             $    -           $1,543
       Mortgage-backed securities                                   7,930                 168                (21)           8,077
                                                                 ------------------------------------------------------------------
    Total securities held for investment                           $9,473              $  168             $  (21)          $9,620
                                                                 ==================================================================
    1994
    Securities available for sale:
       US Treasury securities                                   $  61,076              $    7            $(4,095)       $  56,988
       US government agency obligations                            33,138                   -               (889)          32,249
       Obligations of states and political subdivisions            40,341                   -                   -          40,341
       Mortgage-backed securities                                  23,823                  10             (1,182)          22,651
       Corporate bonds and notes                                   36,397                   2             (1,947)          34,452
       Government bond mutual funds                                10,605                   -               (818)           9,787
       Marketable equity securities                                   244                 123                 (6)             361
                                                                 ------------------------------------------------------------------
    Total securities available for sale                          $205,624               $ 142            $(8,937)        $196,829
                                                                 ==================================================================
    Securities held for investment:
       Obligations of states and political subdivisions         $   1,651             $     -           $         -        $1,651
       Mortgage-backed securities                                   8,218                   -               (589)           7,629
                                                                -------------------------------------------------------------------
    Total securities held for investment                        $   9,869             $     -           $   (589)          $9,280
                                                                ===================================================================

Proceeds from sales of debt securities amounted to $7,173,000, $32,818,000, and $12,913,000 in 1995, 1994, and 1993, respectively. Realized gains on sales of debt securities were $21,000 and $84,000 in 1994 and 1993, respectively. Realized losses on sales of debt securities were $67,000, $78,000, and $71,000 in 1995, 1994, and 1993, respectively. In 1994, the Company sold government bond mutual funds at a loss of $466,000. The Company sold marketable equity securities at gains of $265,000 and $117,000 in 1995 and 1993, respectively.

Market value of securities pledged to secure U.S. Treasury borrowings, public deposits, securities sold under agreements to repurchase, and for other purposes required by law, amounted to $39,118,000 and $30,483,000 at December 31, 1995 and 1994, respectively.

The following table shows the maturity distribution of the amortized cost of the Company's investment securities at December 31, 1995, with a comparative total for 1994:

                                                           After       After
                                                           One but     Five but
                                                  Within   Within      Within
                                                  One      Five        Ten
                                                  Year     Years       Years
                                                 -------------------------------
                                                         (in thousands)
Securities available for sale:
 US Treasury securities                          $15,467  $  61,108    $  5,050
 US government agency obligations                 16,640     15,177         960
 Obligations of states and political
  subdivisions                                    42,160      2,008         685
 Mortgage-backed securities (1)                    6,536     14,741       7,421
 Corporate bonds and notes                         6,264     20,756       2,000
 Government bond mutual funds                          -          -           -
 Marketable equity securities                          -          -           -
                                                  ------------------------------
Total securities available for sale               87,067    113,790      16,116
                                                  ------------------------------
Securities held for investment:
 Obligations of states and political
  subdivisions                                       115        971         457
 Mortgage-backed securities (1)                      771      2,392       1,930
                                                  ------------------------------
Total securities held for investment                 886      3,363       2,387
                                                  ------------------------------
Total securities                                 $87,953   $117,153    $18,503
                                                 ===============================
Comparative amounts at December 31, 1994         $70,965   $115,036    $11,698


                                                  After
                                                  Ten       No Fixed
                                                  Years     Maturity   Total
                                                 -------------------------------
                                                          (in thousands)
Securities available for sale:
 US Treasury securities                          $    -     $     -    $81,625
 US government agency obligations                     -           -     32,777
 Obligations of states and political
  subdivisions                                        -           -     44,853
 Mortgage-backed securities (1)                   3,134           -     31,832
 Corporate bonds and notes                            -           -     29,020
 Government bond mutual funds                         -      10,605     10,605
 Marketable equity securities                         -         231        231
                                                 -------------------------------
Total securities available for sale               3,134      10,836    230,943
                                                 -------------------------------

Securities held for investment:
 Obligations of states and political
  subdivisions                                        -           -       1,543
 Mortgage-backed securities (1)                   2,837           -       7,930
                                                 -------------------------------
Total securities held for investment              2,837           -       9,473
                                                 -------------------------------
Total securities                                 $5,971     $10,836    $240,416
                                                 ===============================
Comparative amounts at December 31, 1994         $6,945     $10,849    $215,493

(1) Maturities of mortgage-backed securities are based on mortgage loan prepay-ment assumptions.

The following table shows the maturity distribution of the fair value of the Company's investment securities at December 31, 1995, with a comparative total for 1994:

                                                            After      After
                                                            One But    Five But
                                                   Within   Within     Within
                                                   One      Five       Ten
                                                   Year     Years      Years
                                                   -----------------------------
                                                          (in thousands)
Securities available for sale:
 US Treasury securities                            $15,579  $ 61,962   $ 5,062
 US government agency obligations                   16,688    15,414       956
 Obligations of states and political subdivisions   42,160     2,008       685
 Mortgage-backed securities (1)                      6,585    14,851     7,476
 Corporate bonds and notes                           6,255    20,725     1,997
 Government bond mutual funds                            -         -         -
 Marketable equity securities                            -         -         -
                                                   -----------------------------
Total securities available for sale                 87,267   114,960    16,176
                                                   -----------------------------
Securities held for investment:
 Obligations of states and political subdivisions      115       971       457
 Mortgage-backed securities (1)                        785     2,436     1,966
                                                   -----------------------------
Total securities held for investment                   900     3,407     2,423
                                                   -----------------------------
Total securities                                   $88,167  $118,367   $18,599
                                                   =============================
Comparative amounts at December 31, 1994           $70,337  $108,517   $10,486

                                                   After
                                                   Ten      No Fixed
                                                   Years    Maturity   Total
                                                   -----------------------------
                                                         (in thousands)
Securities available for sale:
 US Treasury securities                           $     -   $      -   $82,603
 US government agency obligations                       -          -    33,058
 Obligations of states and political subdivisions       -          -    44,853
 Mortgage-backed securities (1)                     3,157          -    32,069
 Corporate bonds and notes                              -          -    28,977
 Government bond mutual funds                           -     10,317    10,317
 Marketable equity securities                           -        251       251
                                                   -----------------------------
Total securities available for sale                 3,157     10,568   232,128
                                                   -----------------------------
Securities held for investment:
 Obligations of states and political subdivisions      -           -     1,543
 Mortgage-backed securities (1)                     2,890          -     8,077
                                                   -----------------------------
Total securities held for investment                2,890          -     9,620
                                                   -----------------------------
Total securities                                   $6,047    $10,568  $241,748
                                                   =============================
Comparative amounts at December 31, 1994           $6,621    $10,148  $206,109


(1)Maturities of mortgage-backed securities are based on mortgage loan prepay-ment assumptions. The discount for fair value is applied to the maturity distribution proportionately.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 4 LOANS

Major classifications of loans, based on FDIC collateral definitions, at December 31, 1995 and 1994 are as follows:

                                             1995                   1994
                                         -----------------------------------
                                                   (in thousands)
Commercial                              $   202,237               $105,281
Real estate:
 Residential                                344,494                334,841
 Commercial                                 254,352                214,103
 Construction                                14,128                  7,281
                                         -----------------------------------
  Total real estate                         612,974                556,225
Home equity                                  72,737                 70,777
Consumer                                    141,108                140,677
Lease financing receivable                   12,420                      -
                                         -----------------------------------
 Total gross loans                        1,041,476                872,960
Allowance for possible loan losses          (24,849)               (19,099)
                                         -----------------------------------
Net loans                                $1,016,627               $853,861
                                         ===================================
Mortgage loans held for sale            $    13,276              $   2,870
                                         ===================================

Lease financing receivable at December 31, 1995 includes the estimated residual value of leased vehicles of approximately $6,821,000 and is net of unearned interest income of approximately $1,880,000.

CTC's lending activities are conducted primarily in Vermont, with additional activity relating to nearby trading areas in Quebec, New York, New Hampshire, Maine, and Connecticut. BWM's lending activities are conducted primarily in the greater Springfield, Massachusetts area. The Banks make single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Banks make loans for the construction of residential homes, multi-family and commercial properties, and for land development. The ability and willingness of the Banks' borrowers to honor their repayment commitments are impacted by many factors, including the level of overall economic activity within the borrowers' geographic areas.

Changes in the allowance for possible loan losses are summarized as follows:

                                         1995           1994             1993
                                      ----------------------------------------
                                                    (in thousands)
Balance at beginning of year           $19,099        $ 18,917        $ 16,372
Allowance of BWM at acquisition          4,135               -               -
Provision for possible loan losses       3,950           4,300           6,600
Loan recoveries                          2,962           1,111           1,117
Loans charged off                       (5,297)         (5,229)         (5,172)
                                       ----------------------------------------
Balance at end of year                 $24,849        $ 19,099        $ 18,917
                                       ========================================

The principal amount of loans on nonaccrual status was $9,317,000 and $7,934,000 at December 31, 1995 and 1994, respectively. Loans whose terms have been substantially modified in troubled debt restructurings amounted to $2,463,000 and $185,000 at December 31, 1995 and 1994, respectively.

The amount of interest which was not earned but which would have been earned had the nonaccrual and restructured loans performed in accordance with their original terms and conditions was as follows:

                                          1995             1994            1993
                                        ----------------------------------------
                                                        (in thousands)
Interest income in accordance
 with original loan terms                  $895          $ 1,269        $ 1,418
Interest income recognized                  441              506            507
                                        ----------------------------------------
Reduction in interest income               $454          $   763        $   911
                                        ========================================

At December 31, 1995, the Banks were not committed to lend any additional funds to borrowers with loans whose terms have been restructured.

Residential mortgage loans serviced for others, which are not reflected in the consolidated balance sheets, totaled approximately $880,650,000 and $709,873,000 at December 31, 1995 and 1994, respectively. No formal recourse provisions exist in connection with such servicing.

At December 31, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $7,440,000 (all such loans, except troubled debt re-structurings, were on a nonaccrual basis). Included in this amount is $3,382,000 of impaired loans for which the related allowance for possible loan losses is $818,000, and $4,057,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $8,643,000. For the year ended December 31, 1995, interest income on impaired loans totaled $284,000, of which $221,000 was recognized on a cash basis.

NOTE 5 PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1995 and 1994 are summarized as follows:

                                                             Estimated Original
                                 1995            1994            Useful Lives
                            ---------------------------------------------------
                                  (in thousands)

Land                         $  1,661        $  1,570                      -
Buildings and improvements      6,148           6,102           12 - 50 years
Leasehold improvements         11,517          11,918            1 - 33 years
Furniture and equipment        16,624          13,335            2 - 10 years
Construction in progress          107           2,869                      -
                            ---------------------------
                               36,057          35,794
Accumulated depreciation
 and amortization             (17,337)        (17,930)
                            ---------------------------
                              $18,720         $17,864
                            ===========================

The Company is obligated under various noncancelable operating leases for premises and equipment expiring in various years through the year 2008. Total lease expense, less income from subleases, amounted to approximately $1,184,000, $601,000, and $600,000 in 1995, 1994, and 1993, respectively.

Future minimum rental commitments for noncancelable operating leases for premises and equipment with initial or remaining terms of one year or more at December 31, 1995 are as follows:

    Year                                                             Amount
    ---------------------------------------------------------------------------
                                                                 (in thousands)

    1996                                                             $1,131
    1997                                                              1,006
    1998                                                                867
    1999                                                                725
    2000                                                                695
    Thereafter                                                        1,755
                                                                  -------------
                                                                     $6,179
                                                                  =============

NOTE 6 BORROWINGS

Short-term borrowings at December 31, 1995 and 1994 consist of the following:

                                                      1995              1994
                                                     --------------------------
                                                           (in thousands)
Securities sold under agreements to repurchase:
 Due through January 8, 1996, weighted average
  rate of 9.20 %                                      $10,000          $      -
 Due through January 9, 1995, weighted average
  rate of 9.20%                                             -            10,000
US Treasury borrowings, 5.16% in 1995 and 5.21%
 in 1994, due on demand                                11,927            12,650
                                                      --------------------------
                                                      $21,927           $22,650
                                                      ==========================

Short-term borrowings are collateralized by U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans. These assets had a carrying value and a market value of $25,471,000 and $25,542,000, respectively, at December 31, 1995, and $23,909,000 and $22,336,000, respectively, at December 31, 1994.

The following information relates to securities sold under agreements to repurchase:
                                            1995           1994           1993
                                           -------------------------------------
                                                      (in thousands)
Average balance outstanding
 during the year                           $11,304        $11,806       $10,954
Average interest rate
 during the year                              8.83%          8.46%         8.65%
Maximum amount outstanding
 at any month-end                          $20,000        $20,237       $14,140



The following information relates to U.S. Treasury borrowings:

                                            1995           1994            1993
                                          --------------------------------------
                                                      (in thousands)
Average balance outstanding
 during the year                            $19,556       $20,349       $25,758
Average interest rate
 during the year                               5.73%         3.74%         2.82%
Maximum amount outstanding
 at any month-end                           $70,669       $70,517       $72,325

Long-term debt at December 31, 1995 consisted of an advance of $1,000,000 from the Federal Home Loan Bank of Boston, with a rate of 5.81%. This borrowing is payable at maturity on October 19, 1998. The advance from the Federal Home Loan Bank of Boston is collateralized by the Company's holdings of Federal Home Loan Bank of Boston stock and residential real estate loans equal to at least
200% of the advances.

NOTE 7 INCOME TAXES

The provision for income taxes consists of the following:

                                             1995           1994         1993
                                            ------------------------------------
                                                        (in thousands)
Current payable
 Federal                                     $9,542        $7,566       $6,816
 State                                          311             -            -
                                            ------------------------------------
                                              9,853         7,566        6,816

Deferred (prepaid)
 Federal                                        (74)          160       (1,573)
 State                                          (16)            -            -
                                            ------------------------------------
                                                (90)          160       (1,573)
                                            ------------------------------------
Provision for income taxes                   $9,763        $7,726       $5,243
                                            ====================================

Current income taxes receivable, included in other assets, were $786,000 and $52,000, federal and state, respectively, at December 31, 1995. Current federal income taxes payable, included in accrued expenses and other liabilities, was $266,000 at December 31, 1994.

The State of Vermont assesses a franchise tax for banks in lieu of a bank income tax. The franchise tax, assessed based on deposits, amounted to approximately $530,000, $493,000, and $468,000 in 1995, 1994, and 1993, respectively. These amounts are included in other noninterest expense in the accompanying consolidated statements of income.

The following is a reconciliation of the provision for Federal income taxes, calculated at the statutory rate, to the recorded provision for income taxes:

                                           1995          1994          1993
                                         ---------------------------------------
                                                    (in thousands)

Computed tax at statutory Federal rate   $10,727        $8,142        $5,894
Increase (decrease) in taxes from:
 Amortization of intangible assets           142             -           255
 Tax-exempt interest, net                 (1,053)         (645)         (581)
 Dividends received deduction               (214)         (134)          (33)
 Other, net                                  161           363          (292)
                                         ---------------------------------------
  Total                                   $9,763        $7,726        $5,243
                                         =======================================
Effective income tax rate                   31.9%         33.2%         31.1%

The components of the net deferred tax asset at December 31, 1995 and 1994 are as follows:


                                                          1995            1994
                                                         -----------------------
                                                             (in thousands)
Allowance for possible loan losses                       $8,596          $6,494
Deferred compensation and pension                         2,522           1,871
Other real estate owned writedowns                          105             161
Depreciation                                               (698)           (798)
Accrued liabilities                                         714           1,017
Unrealized (gain) loss on securities available for sale    (483)          3,077
Basis differences, loans, purchase accounting               579               -
Core deposit intangible                                  (1,911)              -
Other                                                       256             147
                                                         -----------------------
                                                         $9,680         $11,969
                                                         =======================

NOTE 8 STOCKHOLDERS' EQUITY

Treasury Stock

On October 26 and November 7, 1994, the Company purchased 283,594 and 125,000 shares, respectively, of its common stock for a total cost of $6.7 million. On March 17, 1995, the Company issued 408,594 common shares from treasury in the acquisition of The Bank of Western Massachusetts.

Dividends

Dividends paid by the Banks are the primary source of funds available to the Company for payment of dividends to its stockholders and for other corporate needs. Applicable Federal and state statutes, regulations, and guidelines impose restrictions on the amount of dividends that may be declared by the Banks.

The Company declared dividends of $4,472,000, $2,838,000, and $1,243,000 during 1995, 1994, and 1993, respectively. These amounts represented $0.55, $0.37, and $0.16 per share.

Surplus

CTC is required by Vermont statute to transfer a minimum of 10% of net income from retained earnings to surplus on an annual basis. No transfer is required if net worth as a percent of deposits and other liabilities exceeds 10%.

Prior to the payment of dividends, BWM is required by Massachusetts statute to transfer an amount from retained earnings to surplus such that the total of capital stock and surplus is a minimum of 10% of deposits. Because this level was exceeded at December 31, 1995, no transfer was made during the year.

Stock Splits

On May 26, 1995 and September 24, 1993, the Company distributed five-for-four stock splits. All historical share information presented in the consolidated financial statements has been restated to reflect these events.

Capital Ratios

The Banks and the Company are subject to various regulatory capital requirements administered by banking regulatory agencies. To be considered adequately capitalized under the regulatory framework for prompt corrective action, the Banks and the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios of 4%, 4%, and 8%, respectively. At December 31, 1995 and 1994, the Banks and the Company exceeded all regulatory requirements to be considered adequately capitalized.

NOTE 9 STOCK PLANS

The Company has four stock option plans: a 1980 employee stock purchase plan, a 1985 restricted stock plan, a 1988 employee stock option plan, and a 1993 Stock Incentive Plan. The employee stock purchase plan, the restricted stock plan and the employee stock option plan expired between October 1990 and February 1993, except as to options then outstanding. Of the 386,624 options outstanding at December 31, 1995, 261,624 were exercisable.

Under the Stock Incentive Plan, certain key employees and directors are eligible to receive various types of stock incentives: options to purchase a specified number of shares of stock at a specified price (including incentive stock options and non-qualified stock options); restricted stock which vests after a specified period of time; non-employee directors' stock options to purchase stock at predetermined prices over a five-year period; and performance shares which are incorporated into the Company's Executive Management Incentive Compensation Plan and which represent a portion of each bonus awarded pursuant to that plan. A total of 585,938 shares are allocated to the Stock Incentive Plan. At December 31, 1995 there were 410,757 shares reserved under the plan.

Information regarding the Company's stock option plans is summarized as follows:

                                    Option Price
                                     Per Share               Options
                                    ---------------------------------
December 31, 1992                                             188,766
 Granted                            $12.08 - 12.80            261,999
 Exercised                            4.96 - 13.68            (14,284)
 Expired                                                      (33,593)
                                    ----------------------------------

December 31, 1993                                             402,888
 Granted                            $15.80 - 16.95             10,938
 Exercised                            4.96 - 14.79            (15,638)
 Expired                                                      (46,664)
                                    ----------------------------------

December 31, 1994                                             351,524
 Granted                            $18.50 - 24.25            125,850
 Exercised                            4.96 - 16.95            (84,629)
 Expired                                                       (6,121)
                                    ----------------------------------

December 31, 1995                   $ 4.96 - 24.25            386,624
                                    ==================================

NOTE 10 EMPLOYEE BENEFITS

Pension Plan

CTC has a noncontributory pension plan covering substantially all of its employees. Benefits are based on years of service and the level of compensation during the final years of employment. The funding policy of the Bank for the plan is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA). This contribution is based on an actuarial method that recognizes estimated future salary levels and service.

The funded status of the plan is as follows at December 31, 1995 and 1994:

                                                     1995            1994
                                                  ---------------------------
                                                         (in thousands)
Vested benefits                                    $12,699         $10,222
Nonvested benefits                                   1,364           1,069
                                                  ---------------------------
Accumulated benefit obligation                      14,063          11,291
Additional benefits related to future
 compensation levels                                 1,766           3,886
                                                  ---------------------------
Projected benefit obligation                        15,829          15,177
Fair value of plan assets, invested primarily
 in equity securities and bonds                     14,083          12,232
                                                  --------------------------
Plan assets less than projected
 benefit obligation                                $(1,746)        $(2,945)
                                                  ==========================

Amounts resulting from changes in actuarial assumptions used to measure the Bank's benefit obligations are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and the reconciliation of the plan assets less than the projected benefit obligation to the amounts included in the consolidated balance sheets at December 31, 1995 and 1994 are shown below:

                                                      1995            1994
                                                   --------------------------
                                                           (in thousands)
Plan assets less than projected benefit
 obligation                                         $(1,746)        $(2,945)
Unrecognized net transition asset being amortized
 over participants' period of service                  (130)           (143)
Prior service cost not yet recognized in net
 periodic pension cost                               (3,043)            414
Unrecognized net loss from past experience
 different from that assumed                          1,956             778
                                                   --------------------------
Accrued pension cost included in accrued
 expenses and other liabilities                     $(2,963)        $(1,896)
                                                   ==========================

Net pension expense, included in employee benefits in the consolidated statements of income, includes the following components:

                                      1995              1994             1993
                                      ----------------------------------------
                                                    (in thousands)
Service cost - benefits attributable
 to service during the period         $   814         $     868       $    681
Interest cost on projected benefit
 obligation                             1,297             1,136          1,043
Actual return on plan assets           (2,301)               72           (864)
Net amortization and deferral           1,257            (1,186)          (338)
                                      -----------------------------------------
Net pension expense                    $1,067         $     890       $    522
                                      =========================================

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% in 1995 and 1993, and 8.0% in 1994. Future compensation levels were estimated using average salary increases of 5.0% for 1995 and 1993, and 6.0% for 1994. The expected long-term rate of return on plan assets was 9.0% in 1995, 1994, and 1993.

In September 1995, the Company approved an amendment to the pension plan, effective January 1, 1996, adopting a cash balance approach. This amendment had no effect on the Company's financial condition or results of operations.

CTC has supplemental pension arrangements with certain retired employees. The liability, included in accrued expenses and other liabilities, related to such arrangements was $1,117,000 and $995,000 at December 31, 1995 and 1994, respectively.

The Company has established a Supplemental Executive Retirement Plan (SERP) for its Chief Executive Officer. The SERP is a defined contribution plan in which contributions are accrued based upon the Company's Return on Equity (ROE). An ROE of 10% is the minimum threshold at which any contribution will be made. Benefits are payable upon attaining the age of 55, except in the event of death or disability. The liability related to the SERP, included in accrued expenses and other liabilities, was $179,000 and $119,000 at December 31, 1995 and 1994, respectively.

Postretirement and Postemployment Benefits

In addition to providing pension benefits, CTC provides certain postretirement health care benefits to retirees and to current employees who meet certain age and length of service criteria.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render service. The Company has elected to amortize the unfunded obligation that was measured as of January 1, 1993 over a period of 20 years.

The following table reconciles the plan's funded status to the accrued post-retirement health care liability as reflected in the balance sheets at December 31, 1995 and 1994:

                                                  1995             1994
                                                --------------------------
                                                       (in thousands)
Accumulated postretirement benefit obligation:
 Retirees                                       $    781         $    725
 Other fully eligible participants                   147              113
 Other active participants                           466              454
                                                ---------------------------
                                                   1,394            1,292
Unrecognized actuarial gain                          152              259
Unrecognized transition obligation                (1,366)          (1,446)
                                                ---------------------------
Accrued postretirement health care liability    $    180          $   105
                                                ===========================

Net postretirement health care expense includes the following components:

Service cost - benefits attributed to
 service during the period                        $   16            $  20
Interest cost on accumulated postretirement
 benefit obligation                                  101               99
Net amortization and deferral                         64               76
                                                --------------------------
Net postretirement health care expense            $  181            $ 195
                                                ==========================

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation at December 31, 1995 and 1994 was 8.0% and 7.0%, respectively. For measurement purposes, 9.0% and 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the respective periods.

Other Benefit Plans

CTC has an incentive savings and profit sharing plan to provide eligible employees with a means to save and invest a portion of their earnings, supplemented by contributions from CTC. Investment in the Company's common stock is one of four investment options available to employees.

Eligible employees of CTC may contribute, by salary reductions, up to 6% of their compensation as a basic employee contribution and may contribute up to an additional 10% of their compensation as a supplemental employee contribution. CTC makes an incentive savings contribution in an amount equal to 35% of each employee's basic contribution. In 1995, 1994, and 1993, 30,864, 18,236, and 18,576 shares, respectively, of the Company's common stock were purchased through the incentive savings and profit sharing plan; $274,000, $214,000, and $233,000, respectively, were charged to expense for contributions and payments made or to be made under the plan.

CTC may also make an additional matching contribution based on the extent to which the annual corporate profitability goal established by the Board of Directors is met. Expenses related to achievement of profitability goals totaled $364,000, $214,000, and $225,000, in 1995, 1994, and 1993, respectively.

CTC also has an Executive Management Incentive Compensation Plan. Executives performing at defined levels of responsibility are eligible to participate in the plan. Incentive award payments are determined on the basis of corporate profitability and individual performance, with incentive awards ranging from zero to 60% of annual compensation. These awards are paid over a four-year period, contingent upon meeting profitability goals in subsequent years. Beginning with payouts made in 1993, based on 1992 performance, a portion of each award is paid in cash and a portion is paid in the Company's common stock. Expenses for this plan totaled $599,000, $529,000, and $407,000 in 1995, 1994, and 1993, respectively.

The Company has a Directors' Deferred Compensation Plan. Under the plan, Directors may defer fees and retainers that would otherwise be payable currently. Deferrals may be made to an uninsured interest account or an account recorded in equivalents of the Company's common stock. Expenses for this plan totaled $183,000, $202,000, and $289,000 for 1995, 1994, and 1993, respectively.
Shares which will be issued under the plan totaled 125,414 at December 31, 1995.

BWM has a 401(k) plan which allows eligible employees to defer up to 25% of their earnings on a pre-tax basis up to the maximum allowable under Internal Revenue Service limits. Participants' contributions, up to a maximum of 6% of the participants' compensation for the year, are matched at 25% by BWM. An additional match may be made, contingent upon achievement of certain earning goals.

Participant contributions and the employer's basic match are fully vested when made. Any employer's bonus contributions are vested 20% per year after three years of service. BWM contributed approximately $51,000 to the plan during 1995.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Banks are parties to financial instruments with off-balance sheet risk, held for purposes other than trading. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument, for loan commitments and standby letters of credit, is represented by the contractual amount of those instruments, assuming that the amounts are fully advanced and that collateral or other security is of no value. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The Banks evaluate each customer's creditworthi-ness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

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

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance by a customer to a third party. These guarantees are issued primarily to support public and private borrowing arrangements, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

Financial instruments whose contractual amounts represent off-balance sheet risk at December 31, 1995 and 1994 are as follows:

                                                 1995                1994
                                                ---------------------------
                                                        (in thousands)
Commitments to originate loans                  $  21,287           $  13,671
Unused lines of credit                            149,785             122,784
Standby letters of credit                          12,517              16,005
Unadvanced portions of construction loans           7,730               7,065
Equity commitments to limited partnerships              -                 597

NOTE 12 COMMITMENTS AND CONTINGENCIES

As nonmembers of the Federal Reserve System, the Banks are required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in cash and cash equivalents, was $23,389,000 and $20,409,000 at December 31, 1995 and 1994, respectively.

CTC has a contract for data processing services that extends to July 1998. Base fees required to be paid during the remaining term of the contract are approxi-mately $9,487,000. Total fees to be paid may be the same as or exceed the base fees depending on additional services rendered and consumer price index changes during the remaining term of the contract.

The Company has entered into severance agreements with the Chief Executive Officer and several members of senior management. These agreements are triggered by a change of control and subsequent termination of employment under certain circumstances. Payments are equal to 2.99 times annual salary for the Chief Executive Officer and from 1 to 2 times annual salary for the individual participating members of senior management.

Various legal claims against the Company arising in the normal course of business were outstanding at December 31, 1995. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on financial condition or results of operations.

NOTE 13 OTHER NONINTEREST EXPENSE

The components of other noninterest expense for the years presented are as follows:

                                       1995           1994           1993
                                      ---------------------------------------
                                                  (in thousands)
Data processing                       $  3,909        $ 3,521        $ 3,432
Amortization of intangible assets        1,031              -            636
Legal and professional                     733            573          1,054
Other                                   10,492          8,890          9,610
                                      ---------------------------------------
                                       $16,165         $12,984        $14,732
                                      =======================================

NOTE 14 RELATED PARTY TRANSACTIONS

Directors and executive officers of the Banks and their associates are credit customers of the Banks in the normal course of business. All loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectibility or present other unfavorable features.

An analysis of loans to directors and executive officers of the Banks and their associates, for 1995, is as follows (in thousands):

   Balance at        Acquisition                               Balance at
December 31, 1994      of BWM     Additions   Reductions    December 31, 1995
--------------------------------------------------------------------------------
    $7,931             $3,177      $3,692       $7,846            $6,954
================================================================================

BWM's Chairman of the Board is a principal in a partnership which leases premises to BWM. Rent paid to the partnership was approximately $225,000 in 1995. BWM's Chairman is also a principal in a law firm which provides services to the Bank. Charges for services rendered were approximately $26,000 in 1995. Two other members of BWM's Board are principals of companies which provide services to the Bank. BWM's 1995 expenses included marketing consulting and insurance expenses of $113,000 and $6,000,respectively, paid to these companies.

A construction company, whose principal owner is a member of the Board of Directors of the Company and of CTC, was hired in 1994 to build a new banking facility for CTC. CTC paid the construction company approximately $2,391,000 and $1,575,000 in 1995 and 1994, respectively.

NOTE 15 QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial data for 1995 and 1994 is presented below:

1995                                       Three months ended
                               March 31     June 30     Sept. 30    Dec. 31
                               ----------------------------------------------
                                  (in thousands, except per share amounts)

Total interest income          $25,140      $29,630      $30,077     $30,401
Total interest expense          10,684       13,102       12,974      13,062
                               ----------------------------------------------
Net interest income             14,456       16,528       17,103      17,339
Provision for possible
 loan losses                       950          600        1,200       1,200
Noninterest income               6,587        7,164        8,022       8,204
Noninterest expense             13,265       15,577       15,365      16,598 (1)
                               ------------------------------------------------
Income before income taxes       6,828        7,515        8,560       7,745
Provision for income taxes       2,186        2,473        2,755       2,349
                               ------------------------------------------------
Net income                     $ 4,642      $ 5,042      $ 5,805     $ 5,396
                               ================================================

Fully diluted earnings
 per share                     $  0.60      $  0.60      $  0.68     $   0.64
Dividends declared
 per share                     $  0.10      $  0.15      $  0.15     $   0.15

(1) Salaries and employee benefits expenses were $436,000 higher than in the third quarter, primarily due to accruals for various performance-based incentive plans.

1994                                          Three months ended
                               March 31     June 30      Sept. 30   Dec. 31
                               ------------------------------------------------
                                   (in thousands, except per share amounts)

Total interest income          $19,278      $20,672      $21,851    $23,129
Total interest expense           6,956        7,173        7,898      8,998
                               ------------------------------------------------
Net interest income             12,322       13,499       13,953     14,131
Provision for possible
 loan losses                     1,200        1,200        1,000        900
Noninterest income               5,620        5,775        5,640      6,490 (2)
Noninterest expense             11,690       12,314       12,539     13,324 (3)
                               ------------------------------------------------
Income before income taxes       5,052        5,760        6,054      6,397
Provision for income taxes       1,667        1,917        2,031      2,111
                               ------------------------------------------------
Net income                     $ 3,385      $ 3,843      $ 4,023    $ 4,286
                               ================================================

Earnings per share             $  0.42      $  0.48      $  0.51     $  0.56
Dividends declared per share   $  0.08      $  0.08      $  0.10     $  0.11

(2) Noninterest income for the fourth quarter of 1994 was $850,000 higher than for the third quarter. Increased credit card income, primarily from higher merchant discount volumes, amounted to $363,000. A one-time gain of $444,000 resulted from the sale of branch real estate.

(3) Noninterest expense for the fourth quarter of 1994 exceeded the third quarter level by $785,000. Employee benefits expense was higher by $300,000, primarily due to accruals for various performance-based incentive plans. Credit card expense was up $212,000 as higher volumes resulted in increased processing costs.

NOTE 16  FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amounts for cash and cash equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated valuation risk.

Securities

The fair value of investment securities, other than obligations of states, political subdivisions, and Federal Home Loan Bank (FHLB) stock, is based on quoted market prices. The fair value of obligations of states and political sub-divisions is estimated to be equal to amortized cost since most of these notes mature within six months and there is no active market for these instruments. The carrying value of FHLB stock represents its redemption value.

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

The fair value of performing commercial and real estate loans is estimated by discounting cash flows through the estimated maturity using discount rates that reflect the expected maturity and the credit and interest rate risk inherent in such loans. The fair value of nonperforming commercial and real estate loans is estimated using historical net charge-off experience applied to the nonper-forming balances. For performing residential mortgage loans, fair value is esti-mated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value of home equity, credit card, leasing, and other consumer loans is estimated based on secondary market prices for asset-backed securities with similar character-istics.

Purchased Mortgage Service Rights

The fair value is estimated by discounting the future cash flows through the estimated maturity of the underlying mortgage loans.

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

Borrowings

The carrying amounts for short-term borrowings approximate fair value because they mature or are callable in ten days or less and do not present unanticipated valuation risk. Long-term debt has an estimated fair value equal to its carrying amount.

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

Assumptions

Fair value estimates are made at a specific point in time, based on relevant market information and information about specific financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Banks' entire holdings of a particular financial instrument. Because no active observable market exists for a significant portion of the Banks' financial instruments, fair value estimates are based on judgments regarding future expected loss experience,current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of the Company's financial instruments are as follows:

                                                 December 31,
                            ---------------------------------------------------
                                    1995                        1994
                            ---------------------------------------------------
                            Carrying                  Carrying
                            Amount      Fair Value    Amount        Fair Value
                            ---------------------------------------------------
                                                 (in thousands)
Financial assets:
 Cash and cash equivalents  $  179,399   $  179,399    $  100,973    $  100,973
 Securities available
  for sale                     232,128      232,128       196,829       196,829
 Securities held
  for investment                 9,473        9,620         9,869         9,280
 Federal Home Loan
  Bank Stock                     4,365        4,365             -             -
 Loans, net                  1,016,627    1,026,878       853,861       870,111
 Mortgage loans held
  for sale                      13,276       13,276         2,870         2,892
 Purchased mortgage
  servicing rights               2,126        2,126           628           628

Financial liabilities:
 Deposits:
  Demand                       201,666      201,666       180,481       180,481
  Savings                      653,980      653,980       519,512       519,512
  Time:
   Certificates of deposit
    $100,000 and over           90,210       90,326        69,885        69,594
   Other time deposits         392,604      393,578       300,320       298,329
  Short-term borrowings         21,927       21,927        22,650        22,650
  Long-term debt                 1,000        1,000             -             -
  Commitments                      116          111           160           160


NOTE 17 PARENT COMPANY FINANCIAL STATEMENTS
        CHITTENDEN CORPORATION (PARENT COMPANY ONLY)

Balance Sheets                                            December 31,
                                                -------------------------------
                                                     1995               1994
                                                -------------------------------
                                                         (in thousands)
Assets
Cash and cash equivalents                        $  6,621             $ 5,011
Investment securities                                 247                 225
Investment in bank subsidiaries
 at equity in net assets                          129,598              92,525
Other assets                                          323                 749
                                                -------------------------------
  Total assets                                   $136,789             $98,510
                                                ===============================

Liabilities and stockholders' equity
Liabilities:
 Accrued expenses and other liabilities          $     55             $   200
                                                 ------------------------------
  Total liabilities                                    55                 200
                                                 ------------------------------
Total stockholders' equity                        136,734              98,310
                                                 ------------------------------
 Total liabilities and stockholders' equity      $136,789             $98,510
                                                 ==============================

<PAGE > 36
Statements of Income                            Years Ended December 31,
                                     ------------------------------------------
                                        1995            1994            1993
                                     ------------------------------------------
                                                     (in thousands)
Operating income:
 Dividends from bank
  subsidiaries                        $16,992         $13,275         $ 1,679
 Dividends from investment
  securities                               10              19               -
 Interest income                          135              13               -
                                      -----------------------------------------
  Total operating income               17,137          13,307           1,679
                                      -----------------------------------------
Operating expense:
 Losses on investment
  securities                                -               -              16
 Other operating expense                  609           1,268             769
                                       ----------------------------------------
  Total operating expense                 609           1,268             785
                                       ----------------------------------------

Income before income taxes and
 equity in undistributed earnings
 of subsidiaries                        16,528          12,039             894
Income tax benefit                         143             420             267
                                       ----------------------------------------
Income before equity in undistributed
 earnings of subsidiaries               16,671          12,459           1,161
Equity in undistributed earnings
 of bank subsidiaries                    4,214           3,078           9,861
                                       ----------------------------------------
Net income                             $20,885         $15,537         $11,022
                                       ========================================



STATEMENTS OF CASH FLOWS                        Years Ended December 31,
                                       ----------------------------------------
                                         1995            1994            1993
                                       ----------------------------------------
                                                      (in thousands)
Cash flows from operating activities:
 Net income                            $20,885         $15,537         $11,022
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Equity in undistributed earnings
    of bank subsidiaries                (4,214)         (3,078)         (9,861)
   Amortization                              -               -              29
   Investment securities losses              -               -              16
 (Increase) decrease in other assets       404            (171)             361
 Increase (decrease) in accrued expenses
  and other liabilities                    (96)            105             (36)
                                       ----------------------------------------
   Net cash provided by operating
    activities                           16,979         12,393           1,531
                                       ----------------------------------------
Cash flows from investing activities:
 Purchase of The Bank of Western
  Massachusetts                         (12,177)             -               -
                                       ----------------------------------------
    Net cash used in investing
     activities                         (12,177)             -               -
                                       ----------------------------------------
Cash flows from financing activities:
 Principal repayments of
  long-term debt                              -              -             (59)
 Proceeds from issuance of
  treasury and common stock               1,280            239             172
 Dividends on common stock               (4,472)        (2,838)         (1,243)
 Repurchase of common stock                   -         (6,685)              -
                                       ----------------------------------------
  Net cash used in financing
   activities                            (3,192)        (9,284)         (1,130)
                                       ----------------------------------------
  Net increase in cash and
   cash equivalents                       1,610          3,109             401
  Cash and cash equivalents
   at beginning of year                   5,011          1,902           1,501
                                        ---------------------------------------
  Cash and cash equivalents at
   end of year                          $ 6,621        $ 5,011         $ 1,902
                                        =======================================

NOTE 18 RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS 121 specifically exempts core deposit intangibles from the required analysis for impairment.

SFAS 121 will be applied prospectively in the Company's fiscal year beginning January 1, 1996. The Company expects the adoption of SFAS 121 will not impact the Company's reported financial condition or results of operations.

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS 122). This Statement amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities, to require that enterprises engaged in mortgage banking activities recognize, as separate assets, rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights.

SFAS 122 will be applied prospectively in the Company's fiscal year beginning January 1, 1996, to transactions in which mortgage loans are sold or securitized and sold with servicing rights retained. Retroactive capitalization of mortgage servicing rights retained in transactions occurring before the adoption of SFAS 122 is not permitted.

The Company expects the adoption of SFAS 122 will have a positive impact on income in 1996, the significance of which will depend on the volume of loans sold during the year.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Chittenden Corporation:

We have audited the accompanying consolidated balance sheets of Chittenden Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chittenden Corporation and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. As also discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of January 1, 1993.

Arthur Andersen LLP
Boston, Massachusetts
January 16, 1996
(except with respect to matters discussed in Note 2, as to which the date is February 5, 1996)

Five-year Consolidated Financial Summary
                                                       Years Ended December 31,
                                         --------------------------------------------------
                                            1995                1994                1993
                                         --------------------------------------------------
                                                (in thousands, except share amounts)
Statements of income:

 Interest income                         $115,248             $84,930             $79,803
 Interest expense                          49,822              31,025              29,574
                                       ----------------------------------------------------
 Net interest income                       65,426              53,905              50,229
 Provision for possible loan losses         3,950               4,300               6,600
 Net interest income after provision
  for possible loan losses                 61,476              49,605              43,629
 Noninterest income                        29,977              23,525              24,308
 Noninterest expense                       60,805              49,867              51,097
                                       ----------------------------------------------------
 Income before provision for
  income taxes                             30,648              23,263              16,840
 Provision for income taxes                 9,763               7,726               5,243
                                       ----------------------------------------------------
 Income before cumulative effect
  of change in accounting principle        20,885              15,537              11,597
 Cumulative effect of change in
  accounting principle                          -                   -               (575)
                                       ----------------------------------------------------
 Net income                              $ 20,885             $15,537             $11,022
                                       ====================================================
Total assets at year-end               $1,521,081          $1,213,908          $1,231,003
Long-term debt at year-end                  1,000                   -                   -

Balance sheets - average daily balances:
 Total assets                          $1,432,312          $1,200,785          $1,172,809
 Loans, net of allowance                  996,604             833,205             852,958
 Investment securities and interest-
  earning cash equivalents                317,907             269,050             220,927
 Total deposits                         1,257,607           1,055,604           1,030,839
 Long-term debt                               203                   -                   7
 Total stockholders' equity               121,738             100,635              92,813

Per common share:
 Net income                                 $2.52               $1.97               $1.42
 Cash dividends declared                     0.55                0.37                0.16
 Book value                                 16.51               13.30               12.58
Weighted average shares
 outstanding                            8,276,081           7,879,826           7,759,357

Selected financial percentages:
 Return on average total assets              1.46%               1.29%               0.94%
 Return on average stockholders'
  equity                                    17.16               15.44               11.88
 Interest rate spread                        4.26                4.33                4.21
 Net yield on earning assets                 5.01                4.92                4.69
 Net charge-offs as a percent
  of average loans                           0.23                0.48                0.47
 Nonperforming assets ratio (1)              1.31                1.08                1.85
 Allowance for possible loan losses as
  a percent of year-end loans                2.39                2.19                2.22
Year-end leverage capital ratio              8.34                8.41                8.13
 Risk-based capital ratios:
  Tier 1                                    11.36               11.46               11.05
  Total                                     12.74               12.82               12.41
 Average stockholders' equity
  to average assets                          8.50                8.38                7.91
 Common stock dividend payout
  ratio (2)                                  21.41               18.27               11.28

                                             Years Ended December 31,
                                      ---------------------------------------
                                             1992                1991
                                      ---------------------------------------
                                        (in thousands, except share amounts)
Statements of income:
 Interest income                           $86,984            $100,061
 Interest expense                           41,300              57,972
                                      ---------------------------------------
 Net interest income                        45,684              42,089
 Provision for possible loan losses          7,513               8,843
 Net interest income after provision
  for possible loan losses                  38,171              33,246
 Noninterest income                         21,073              18,442
 Noninterest expense                        49,582              45,847
                                      ---------------------------------------
 Income before provision for
  income taxes                               9,662               5,841
 Provision for income taxes                  2,444               1,234
                                      ---------------------------------------
 Income before cumulative effect of
  change in accounting principle             7,218               4,607
 Cumulative effect of change
  in accounting principle                        -                   -
                                      ---------------------------------------
 Net income                                 $7,218              $4,607
                                      =======================================
 Total assets at year-end               $1,192,068          $1,204,949
 Long-term debt at year-end                     59               2,473

Balance sheets - average daily balances:
 Total assets                           $1,171,060          $1,115,744
 Loans, net of allowance                   844,126             828,433
 Investment securities and interest-
  bearing cash equivalents                 222,428             191,244
Total Deposits                           1,021,827             922,017
 Long-term debt                              2,034               2,473
 Total stockholders' equity                 83,520              74,476

Per common share:
 Net income                                  $0.94               $0.59
 Cash dividends declared                      0.10                   -
 Book value                                  11.23               10.23
Weighted average shares outstanding      7,743,227           7,734,047

Selected financial percentages:
 Return on average total assets               0.62%               0.41%
 Return on average stockholders'
  equity                                      8.64                6.19
 Interest rate spread                         3.79                3.41
 Net yield on earning assets                  4.35                4.22
 Net charge-offs as a percent of
  average loans                               0.64                0.89
 Nonperforming assets ratio (1)               2.79                3.75
 Allowance for possible loan losses
  as a percent of year-end loans              1.87                1.73
 Year-end leverage capital ratio              7.30                6.86
 Risk-based capital ratios:
  Tier 1                                      9.64                8.53
  Total                                      10.95               10.04
 Average stockholders' equity to
  average assets                              7.13                6.68
 Common stock dividend payout ratio (2)      11.44                   -

(1) The sum of nonperforming assets (nonaccrual loans, restructured loans, and other real estate owned) divided by the sum of total loans and other real estate owned

(2) Common stock cash dividends declared divided by net income


Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 1995, 1994, and 1993

Overview

The following discussion and analysis of financial condition and results of operations of Chittenden Corporation (`Chittenden' or the `Company') and its subsidiaries, Chittenden Trust Company (CTC) and The Bank of Western Massachusetts (BWM) (collectively, the `Banks'), should be read in conjunction with the consolidated financial statements and notes thereto and selected statistical information appearing in this annual report.

On March 17, 1995, the Company acquired all of the outstanding shares of BWM for a combination of cash and common stock of the Company. The transaction has been accounted for as a purchase and, accordingly, the consolidated statement of income for 1995 includes BWM's results of operations for the period from the acquisition date.

Chittenden reported net income of $20.9 million for 1995, up from $15.5 million for 1994, and $11.0 million in 1993. Total assets at December 31, 1995 were $1.5 billion up from $1.2 billion at year-end 1994. The return on average assets was 1.46% for 1995, up from 1.29% in 1994 and 0.94% in 1993. The return on average stockholders' equity was 17.16% for 1995, compared with 15.44% for 1994 and 11.88% for 1993.

The acquisition of BWM accounted for most of the growth in total assets of the Company from year-end 1994 to year-end 1995. Earnings continued their upward trend in 1995 due to several factors. Net interest income increased $11.5 million to $65.4 million primarily due to the higher level of average earning assets contributed by the BWM acquisition, and from an increase in the net yield. The provision for possible loan losses was $4.0 million, down $350,000 from the 1994 level reflecting continued strength in asset quality. Revenues from noninterest sources were $30.0 million, up $6.5 million, led by higher credit card processing revenues. Noninterest expense, at $60.8 million, increased by $10.9 million, owing primarily to volume-driven increases in processing expenses for credit card activities. Despite a lower effective tax rate, the 1995 income tax provision of $9.8 million exceeded the 1994 provision by $2.0 million, as the level of taxable income increased.

The $4.5 million increase in net income from 1993 to 1994 resulted from improve-ments in several elements of earnings: net interest income increased $3.7 million as the net yield on earning assets increased while average earning assets remained flat; the provision for possible loan losses was down $2.3 million from 1993; and noninterest expense declined by $1.2 million owing primarily to elimination of expense related to managing and disposing of fore-closed properties and nonrecurrance of 1993 merger expenses. In 1994, revenues from noninterest sources declined by $783,000 from the 1993 levels, as a $4.7 million reduction in gains on sales of mortgage loans was largely offset by increases in revenues from several other sources. The 1994 income tax provision exceeded the year-earlier level by $2.5 million, as both the effective tax rate and the level of taxable income increased.

Financial Condition

Loans

Chittenden's gross loan portfolio increased by $168.5 million during 1995, to end the year at $1,041.5 million. The increase can be attributed entirely to the BWM acquisition. Further, the overall proportions of commercial-related and consumer types of loans changed somewhat from the mix at the end of 1994. The Company continues to pursue its strategy of gradually shifting the loan mix through continued focus on commercial and non-residential consumer lending simultaneous with secondary market sales of originated fixed-rate residential mortgage loans.

The classification of the Company's loan portfolio is based on underlying collateral. At December 31, 1995, commercial loans secured by non-real estate business assets totaled $202.2 million, or 20% of total loans, up from the $105.3 million, or 12% of total loans, posted at year-end 1994. The increase in this category reflects several factors including the impact of the BWM acquisition and the Company's expansion of commercial lending activities, including correspondent lending and commercial finance programs, in northern New England and upstate New York markets. Commercial real estate loans, representing about one quarter of the portfolio, stood at $254.4 million at year-end 1995, up from $214.1 million at December 31, 1994. Almost two-thirds of this increase resulted from the BWM acquisition. Construction loans amounted to $14.1 million at December 31, 1995, up from $7.3 million the year before. Financing for custom-built residential construction accounts for approximately $2.5 million of this total; the remainder is for various types of commercial construction.

Residential real estate loans stood at $344.5 million at year-end 1995, up from $334.8 million at December 31, 1994. Reflecting the shift in the Company's loan mix noted above, this category represented 33% of the portfolio at year-end 1995, down from 39% at year-end 1994. During the fourth quarter of 1995, the Company created marketable securities using $3.7 million of Chittenden Affordable Real Estate mortgage loans. These securities remained in the Company's investment portfolio at December 31, 1995. The amounts and types of residential mortgage loan originations changed during the year driven primarily by movements in interest rates. Early in the year, volume slowed as refinancing activity tapered off. Demand accelerated beginning in mid-year, as interest rates fell. Volume was concentrated in fixed-rate loans which the Company generally sells in the secondary market. In total, $172.4 million in mortgages were originated during 1995, up from $159.4 million during 1994. Secondary market sales of mortgage loans totaled $143.3 million in 1995 (excluding the securitization described above), up from $118.7 million in 1994. The Company underwrites substantially all of its residential mortgages to secondary market standards. During 1995, the Company continued to follow its policy of selling substantially all of its fixed-rate residential mortgage production on a servicing-retained basis.

The portfolio of residential mortgages serviced for investors continued to grow, totaling $880.7 million at December 31, 1995, up from $709.9 million at year-end 1994. These assets are owned by investors other than Chittenden and therefore are not included in the consolidated balance sheets of the Company. Of the loans serviced, $749.6 million were originated by the Company. During 1995, the Company acquired substantially all of the servicing portfolio of CUMEX, a Massachusetts mortgage company. For $1.8 million, the Company purchased rights to service a portfolio of $130.2 million in residential mortgages in its market area.

The outstanding balances on home equity lines totaled $72.7 million at December 31, 1995, up slightly from $70.8 million the previous year. The unused portion of these lines totaled $68.3 million at December 31, 1995, up from $61.2 million at year-end 1994.

Consumer loans increased slightly in 1995, ending the year at $141.1 million, compared with $140.7 at year-end 1994. Congressionally-mandated changes regarding the government-guaranteed student loan program resulted in the Company's decision to discontinue its participation in this program. The Company's remaining student loans were sold in the secondary market during the first half of 1995. Management believes that changing consumer credit patterns, including utilization of co-branded credit cards which the Company does not offer, and using the equity in residential real estate to finance consumer debt through a primary mortgage or home equity line of credit, have reduced the demand for traditional consumer credit. Direct installment and credit card balances at December 31, 1995 stood at $39.7 million and $24.7 million, respectively, compared with $33.8 million and $27.3 million at the end of 1994. Most of the increase in direct installment was attributable to the BWM acquisition. Unused portions of credit card lines totaled $63.5 million at the end of 1995, up from $61.6 million one year earlier. Contrary to these trends, indirect installment lending through auto dealers was up $12.2 million from year-end 1994 to $76.7 million at the end of 1995. This reflects the Company's emphasis on responding to the marketplace through dealer relationships and through development of correspondent bank relationships. Under the latter arrangements, the Company acquires indirect installment loans which smaller correspondent banks do not have balance sheet capacity to retain. The
Company underwrites all its indirect automotive loans, maintaining the same credit standards as for car loans originated in its branch offices. During 1995, the Company began offering auto leases through its dealer base. This product is underwritten and priced similarly to indirect installment auto loans.

The Company's lending activities are conducted in market areas focused in Vermont and western Massachusetts, with additional activity related to nearby trading areas in Quebec, New York, New Hampshire, Maine, and Connecticut. In addition to the portfolio diversification described above, the loans are widely diversified by borrowers and industry groups.

The following table shows the composition of the loan portfolio for the five years ended December 31, 1995:

                                                                             December 31,
                                                 -------------------------------------------------------------------
                                                  1995           1994            1993         1992        1991
                                                 --------------------------------------------------------------------
                                                                             (in thousands)

Commercial                                       $202,237       $105,281       $107,722       $118,532     $ 94,336
Real estate:
 Residential                                      344,494        334,841        328,165        347,264      340,069
 Commercial                                       254,352        214,103        206,601        190,907      160,824
 Construction                                      14,128          7,281         13,747         18,008       32,471
 Home equity                                       72,737         70,777         69,849         76,934       81,891
 Consumer                                         141,108        140,677        124,412        123,484      120,284
 Lease financing receivables                       12,420              -              -              -            -
                                              ----------------------------------------------------------------------
 Total gross loans                              1,041,476        872,960        850,496        875,129      829,875
 Allowance for possible loan losses               (24,849)       (19,099)       (18,917)       (16,372)     (14,373)
                                              ----------------------------------------------------------------------
 Net loans                                     $1,016,627       $853,861       $831,579       $858,757     $815,502
                                              =======================================================================
 Mortgage loans held for sale                     $13,276         $2,870        $11,646         $7,971      $10,967

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

Other real estate owned (`OREO') is real estate that has been formally acquired through foreclosure.

The following table shows the composition of nonperforming assets and loans past due 90 days or more and still accruing for the five years ended December 31, 1995:

                                                                     December 31,
                                    --------------------------------------------------------------------
                                    1995          1994           1993         1992          1991
                                    --------------------------------------------------------------------
                                                                    (in thousands)

Loans on nonaccrual                 $9,317        $7,934        $12,756        $17,541       $19,740
Loans not included above
 which are troubled debt
 restructurings                      2,463           185            367             53           353
Other real estate owned              1,897         1,288          2,619          7,044        11,447
                                   ----------------------------------------------------------------------
Total nonperforming assets         $13,677        $9,407        $15,742        $24,638       $31,540
                                   ======================================================================
Loans past due 90 days or
 more and still accruing              $993        $1,132         $1,453         $2,340        $4,146
Percentage of nonperforming
 assets to total loans and
 other real estate owned              1.31%         1.08%          1.85%          2.79%         3.75%
Nonperforming assets
 to total assets                      0.90          0.77           1.28           2.07          2.62
Allowance for possible loan
 losses to nonperforming loans      210.94        235.24         144.15          93.05         71.53

Total nonperforming assets stood at $13.7 million, or 0.90% of total assets, at year-end 1995, up from $9.4 million, or 0.77% of total assets at the previous year-end. Nonaccrual loans stood at $9.3 million at December 31, 1995, up from $7.9 million the year before. The nonaccrual loans consist of more than 185 loans, the largest of which amounted to $780,000 at year-end 1995. Troubled debt restructurings stood at $2.5 million on December 31, 1995, up from $185,000 the year before. This increase was primarily attributable to the transfer of a single credit from nonaccrual status to the troubled debt restructurings category. This loan is being serviced according to the terms and conditions of the restructured agreement. The nonaccrual loans and restructured debt were diversified across a range of industries, sectors, and geography. At year-end 1995, 41% were current as to principal and interest, compared with 42% at the previous year-end. OREO totaled $1.9 million at year-end 1995, compared with $1.3 million at the end of 1994.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, as amended, Accounting by Creditors for Impairment of a Loan (SFAS 114). The Company adopted the new standard
January 1, 1995. In addition to the credit evaluation of the loan portfolios described above, and the evaluation of the allowance for possible loan losses discussed later in this report, the Company also undertakes an analysis of the portfolios and allowance using the impairment approach prescribed in SFAS 114. In this analysis, the Company considers all consumer and residential real estate loans to be smaller balance, homogeneous loans. This evaluation category also includes commercial and commercial real estate loans with balances under $100,000. All other loans are evaluated for impairment according to the Company's normal loan review process, including overall credit evaluation and rating, nonaccrual status, and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment. For collateral-based loans, the extent of impairment is the shortfall, if any, between the collateral value less costs to dispose of such collateral and the carrying value of the loan. For other loans, the impairment is the shortfall, if any, between the discounted cash flow and the carrying value of the loan.
The results of this SFAS 114 analysis are disclosed in the accompanying notes to the consolidated financial statements. Adopting SFAS 114 had no material effect on the Company's financial condition or results of operations.

Allowance for possible loan losses

The following table summarizes the activity in the Company's allowance for possible loan losses for the five years ended December 31, 1995:

                                                             December 31, 1995
                                       ------------------------------------------------------------------
                                       1995           1994           1993           1992          1991
                                       ------------------------------------------------------------------
                                                                (in thousands)

Balance of allowance for possible
 loan losses at beginning of year     $19,099        $18,917       $16,372        $14,373       $13,030
BWM allowance acquired                  4,135              -             -              -             -
Provision charged to expense            3,950          4,300         6,600          7,513         8,843
                                      -------------------------------------------------------------------
Balance of allowance for possible
 loan losses after provision           27,184         23,217        22,972         21,886        21,873
                                      -------------------------------------------------------------------
Loans charged off:
 Commercial                             1,285            893         2,001          1,725           788
 Real estate:
  Residential                             872            461           927            738           432
  Commercial                            1,164          2,779           759          1,968         2,338
  Construction                              -              -             -             87         2,848
 Home equity                              108             51           209            272           115
 Consumer                               1,868          1,045         1,276          1,461         1,963
                                       -------------------------------------------------------------------
  Total loans charged off               5,297          5,229         5,172          6,251         8,484
                                       -------------------------------------------------------------------
Recoveries of loans previously
 charged off:
 Commercial                             1,138            512           232            327           435
 Real estate:
  Residential                              53             80           201             74           111
  Commercial                            1,120            133           216             11             4
  Consumer                                651            386           468            325           434
                                        -------------------------------------------------------------------
   Total recoveries                     2,962          1,111         1,117            737           984
                                        -------------------------------------------------------------------
Net loans charged off                   2,335          4,118         4,055          5,514         7,500
                                        -------------------------------------------------------------------
Balance of allowance for possible
 loan losses at end of year           $24,849        $19,099       $18,917        $16,372       $14,373
                                      =====================================================================
Amount of loans outstanding at
 end of year                        $1,041,476      $872,960      $850,496       $875,129      $829,875
Average amount of loans
 outstanding                         1,019,886       852,528       870,603        859,654       842,583
Ratio of net charge-offs during
 year to average loans outstanding        0.23%         0.48%         0.47%          0.64%         0.89%
Allowance as a percent of loans
 outstanding at end of year               2.39          2.19          2.22           1.87          1.73


At December 31, 1995, the allowance for possible loan losses was $24.8 million, or 2.39% of total loans. This is a $5.8 million increase from the $19.1 million, or 2.19% of loans, posted one year ago. The coverage ratio, or allowance for possible loan losses to nonperforming loans, stood at 211% at year-end 1995, compared with 235% at the end of 1994.

The provision for possible loan losses totaled $4.0 million in 1995, down from $4.3 million in 1994, and $6.6 million in 1993. The provision was reduced due to, among other things, the reduction in the level of net losses experienced in the loan portfolio and the strength of the ratios in connection with the allowance for possible loan losses.

The allowance for possible loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. In addition to evaluating the collectibility of specific loans when determining the adequacy of the allowance for possible loan losses, management also takes into consideration other factors such as changes in the mix and volume of the loan portfolio, historic loss experience, the amount of delinquencies and loans adversely classified, and economic trends. The adequacy of the allowance for possible loan losses is assessed by an allocation process whereby specific loss allocations are made against adversely classified loans, and general loss allocations are made against segments of the loan portfolio which have similar attributes. As previously mentioned, the mix of the Company's loan portfolio changed somewhat during 1995. This, and uncertainties concerning how changing interest rates and unclear, or contradictory economic indicators will affect the local and regional economy also were considered by management in determining the adequacy of the allowance for possible loan losses.

The following table summarizes the allocation of the allowance for possible loan losses for the five years ended December 31, 1995:

                                                             December 31,
                          --------------------------------------------------------------------------------
                                        1995                                      1994
                          --------------------------------------------------------------------------------
                             Amount                    Loan            Amount                   Loan
                            Allocated            Distribution         Allocated            Distribution
                          --------------------------------------------------------------------------------
                                                            (in thousands)

Commercial                   $3,477                     19%            $2,001                     12%
Real estate:
 Residential                  1,406                      33               726                     38
 Commercial                   5,228                      25             5,143                     25
 Construction                   439                       1               626                      1
Home equity                     270                       7               248                      8
 Consumer and leasing         1,635                      15             1,865                     16
Other                        12,394                       -             8,490                      -
                           -------------------------------------------------------------------------------
                            $24,849                    100%           $19,099                    100%
                           ===============================================================================


                                                              December 31,
                            ------------------------------------------------------------------------------
                                       1993                                      1992
                            ------------------------------------------------------------------------------
                                                            (in thousands)

                            Amount               Loan                 Amount               Loan
                            Allocated            Distribution         Allocated            Distribution
                            -------------------------------------------------------------------------------
Commercial                  $2,146                      13%           $2,588                      13%
Real estate:
 Residential                   785                      38               999                      40
 Commercial                  5,681                      24             5,053                      22
 Construction                  419                       2               620                       2
Home equity                    349                       8               377                       9
 Consumer and leasing        2,126                      15             1,886                      14
 Other                       7,411                       -             4,849                       -
                          ------------------------------------------------------------------------------
                           $18,917                     100%          $16,372                     100%
                          ==============================================================================

                                                   December 31,
                                   ---------------------------------------------
                                                        1991
                                   ---------------------------------------------
                                           Amount                    Loan
                                          Allocated            Distribution
                                   ---------------------------------------------
Commercial                                  $3,469                      11%
 Real estate:
 Residential                                   587                      41
 Commercial                                  4,035                      19
 Construction                                3,007                       4
Home equity                                    200                      10
 Consumer and leasing                        1,928                      15
Other                                        1,147                       -
                                   ---------------------------------------------
                                           $14,373                     100%
                                   =============================================


Notwithstanding the foregoing analytical allocations, the entire allowance for possible loan losses is available to absorb charge-offs in any category of loans. (See `Provision for Possible Loan Losses.')

Investment Securities

The investment portfolio is used to meet liquidity demands, mitigate interest rate sensitivity, and generate interest income.

At December 31, 1995, the Company held investments totaling $230.9 million in the available for sale category; $9.5 million was held for investment. This compares with $205.6 million available for sale and $9.9 million held for investment at December 31, 1994. At December 31, 1995, net unrealized gains (net of taxes) of $702,000 resulted from marking to market value the available for sale portfolio. This compares with net unrealized losses (net of taxes) of $5.7 million at December 31, 1994. These amounts are reflected as an increase and reduction, respectively, in stockholders' equity. This change in valuation reflected the impact of sharply lower interest rates at the end of 1995 compared with 1994, and the increase in the market value of the Company's bond portfolio which resulted.

The mix of securities held changed little during 1995, with continued emphasis on Treasury securities. Obligations of U. S. government agencies, municipalities, and corporations continued to represent significant, balanced portions of the portfolio.

The following tables show the composition of the Company's investment portfolio, at amortized cost, at December 31, 1995 and 1994:

                                                       December 31,
                                                ------------------------
                                                  1995            1994
                                                ------------------------
                                                     (in thousands)
Securities available for sale
 US Treasury securities                          $81,625         $61,076
 US government agency obligations                 32,777          33,138
 Obligations of states and
  political subdivisions                          44,853          40,341
 Mortgage-backed securities                       31,832          23,823
 Corporate bonds and notes                        29,020          36,397
 Government bond mutual funds                     10,605          10,605
 Marketable equity securities                        231             244
                                                ------------------------
                                                $230,943        $205,624
                                                ========================
Securities held for investment
 Obligations of states
  and political subdivisions                     $ 1,543         $ 1,651
 Mortgage-backed securities                      $ 7,930         $ 8,218
                                                ------------------------
                                                 $ 9,473         $ 9,869
                                                ========================

The following table shows the maturity distribution of the amortized cost of the Company's investment securities and weighted average yields of such securities on a fully taxable equivalent basis, at December 31, 1995, with a comparative total for 1994:

                                                                       After One                 After Five
                                              Within                   But Within                But Within
                                              One Year                 Five Years                Ten Years
                                         -----------------------------------------------------------------------
                                          Amount    Yield           Amount     Yield       Amount        Yield
                                         -----------------------------------------------------------------------
                                                                       (in thousands)
Securities available for sale
 US Treasury securities                   $15,467    6.63%          $61,108     5.83%      $5,050         5.58%
 US government agency obligations          16,640    6.29           15,177      6.57          960         8.40
 Obligations of states and political
  subdivisions                             42,160    6.14            2,008      6.51          685        10.13
 Mortgage-backed securities (1)             6,536    7.33           14,741      7.18        7,421         6.45
 Corporate bonds and notes                  6,264    5.39           20,756      5.92        2,000         6.38
 Government bond mutual funds                   -       -                -         -            -            -
 Marketable equity securities                   -       -                -         -            -            -
                                           ------                  -------                 ------
Total available for sale                   87,067    6.29          113,790      6.13       16,116         6.44
                                           ------                  -------                 -------
Securities held for investment
 Obligations of states and political
  subdivisions                                115   10.09              971     10.20          457         9.81
 Mortgage-backed securities (1)               771    7.68            2,392      7.59        1,930         7.46
                                           ------                   ------                 -------
Total held for investment                     886    7.99            3,363      8.34        2,387         7.91
                                           ------                   ------                 -------
Total securities                          $87,953    6.31%        $117,153      6.19%     $18,503         6.63%
                                          =======                 ========                ========

Comparative amounts at
 Dec 31, 1994                             $70,965    5.47%        $115,036      5.85%     $11,698         6.51%

                                                  After                   No Fixed
                                                Ten Years                 Maturity                 Total
                                          -----------------------------------------------------------------------
                                          Amount        Yield      Amount         Yield      Amount       Yield
                                          -----------------------------------------------------------------------
Securities available for sale                                             (in thousands)
 US Treasury securities                   $   -        - %            $  -           - %      $81,625      5.96%
 US government agency obligations             -        -                 -           -         32,777      6.48
 Obligations of states and political
  subdivisions                                -        -                 -           -         44,853      6.22
 Mortgage-backed securities (1)            3,134    6.46                 -           -         31,832      6.97
 Corporate bonds and notes                   -         -                 -           -         29,020      5.84
 Government bond mutual funds                -         -               10,605     5.30         10,605      5.30
 Marketable equity securities                -         -                  231     4.41            231      4.41
                                          ------                       -------                -------
Total available for sale                   3,134    6.46               10,836     5.28        230,943      6.18
                                          ------                       -------                --------
Securities held for investment
 Obligations of states and political
  subdivisions                                 -        -                 -          -          1,543     10.08
 Mortgage-backed securities (1)            2,837     7.18                 -          -          7,930      7.42
                                           -----                      -------                --------
Total held for investment                  2,837     7.18                 -          -          9,473      7.85
                                          ------                      -------                ---------
Total securities                          $5,971     6.80%            $10,836     5.28%      $240,416      6.24%
                                          ======                      =======                =========
Comparative amounts at
 Dec 31, 1994                             $6,945     7.58%            $10,849     7.03%      $215,493      5.88%

(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions.

Deposits

During 1995, total deposits averaged $1,257.6 million, up from $1,055.6 million in 1994. Of this $202.0 million increase, approximately $155.4 million is attributable to the acquisition of BWM. Noninterest-bearing demand deposits averaged $180.9 million, up from $161.7 million in 1994. Savings and time deposits under $100,000 increased $141.4 million, to $973.1 million for 1995. Deposit products in this group which saw growth were interest bearing transaction accounts (money market accounts and N.O.W. accounts) and time accounts (retirement and certificates of deposit), while regular savings accounts declined. This shift in product mix reflects customers' preference to hold higher yielding investments and to lock in these yields by investing in instruments with specific maturities in a time of low and possibly declining interest rates. The Company has a number of institutional customers whose investment needs frequently are met by purchasing certificates of deposit over $100,000. During 1995, the average balance in this category increased to $103.6 million, from $62.2 million for 1994. Depositors in this category tend to seek bids regularly, and the Company raises or lowers the interest rates it offers depending on its liquidity needs and on its investment opportunities.

The following table shows average daily balances of the Company's deposits for the periods indicated:

                                               Years ended December 31,
                                          ------------------------------------
                                            1995         1994        1993
                                          ------------------------------------
                                                      (in thousands)

Demand deposits                            $  180,915   $  161,657  $  141,740
Savings and time deposits
 under $100,000                               973,069      831,698     821,852
Certificates of deposit
 $100,000 and over                            103,623       62,249      67,247
                                          ------------------------------------
                                           $1,257,607   $1,055,604  $1,030,839
                                          ====================================
The Company's outstanding certificates of deposit and other time deposits in denominations of $100,000 and over had maturities as follows:

                                                          December 31,
                                                         -------------
                                                              1995
                                                         -------------
                                                         (in thousands)

Three months or less                                      $ 67,288
Over three months to six months                             15,268
Over six months to twelve months                             9,728
Over twelve months                                           8,926
                                                          -----------
                                                          $101,210
                                                          ===========

Borrowings

During 1995, short-term borrowings averaged $35.5 million, up from $32.8 million posted in 1994. This funding consists of borrowings from the U.S. Treasury, securities sold under agreements to repurchase, and Federal funds purchased. Treasury borrowings averaged $19.6 million for 1995 compared with $20.3 million during 1994. Treasury funding is attractive to the Company because the rate of interest paid on borrowings floats at 25 basis points below the Federal funds rate, there are no reserve requirements, and there are no FDIC insurance costs. Repurchase agreements averaged $11.3 million for 1995, down slightly from the $11.8 million posted during 1994. These borrowings have neither reserve requirements nor FDIC insurance costs. U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans are pledged as collateral for the Treasury borrowings and repurchase agreements. Federal funds purchased averaged $678,000 for 1995 compared with $644,000 for 1994. During 1995, BWM's short-term borrowings from the Federal Home Loan Bank averaged $3.9 million.

Long-term borrowings, consisting entirely of advances to BWM from the Federal Home Loan Bank, averaged $203,000 during 1995.

Capital Resources

The Company's capital forms the foundation for maintaining investor confidence as well as for developing programs for growth and new activities. The Company continued to maintain and build on its capital position during 1995. At December 31, 1995, capital stood at $136.7 million, up $38.4 million from $98.3 million at December 31, 1994. Common stock issued in connection with the acquisition of BWM contributed $14.3 million. Earnings of $20.9 million, a $6.4 million improvement in the valuation allowance for unrealized losses on available for sale securities, and $1.2 million of common stock issued in connection with benefit plans added to capital during the year. Dividend payments totaling $4.5 million reduced the capital position.

The capital position had increased during 1994 by $599,000. Earnings of $15.5 million and $173,000 of stock issued in connection with benefit plans were almost offset by a $6.7 million stock buyback, a $5.7 million increase in the valuation allowance for unrealized losses on available for sale securities, and dividends of $2.8 million.

Both the Board of Governors of the Federal Reserve System (the `FRB') and the Federal Deposit Insurance Corporation (the `FDIC') have defined leverage capital
requirements.   At December 31, 1995, the Company's leverage capital ratio
(which is calculated pursuant to the FRB's regulations) was 8.34%, CTC's and BWM's leverage capital ratios (which are calculated pursuant to the FDIC's regulations) were 8.01% and 7.18%, respectively. The ratios in 1994 were 8.41% for the Company and 8.01% CTC.

Additionally, the FRB and the FDIC have a risk-based capital standard. Under this measure of capital, banks are required to hold more capital against certain assets perceived as more-risky, such as commercial loans, than against other assets perceived as less-risky, such as residential mortgage loans and U.S. Treasury securities. Further, off-balance sheet items such as unfunded loan commitments and standby letters of credit, are included for the purposes of determining risk-weighted assets. Commercial banking organizations are required to have total capital equal to 8% of risk-weighted assets, and Tier 1 capital -- consisting of common stock and certain types of preferred stock -- equal to at least 4% of risk-weighted assets. Tier 2 capital, included in total capital, includes the allowance for possible loan losses up to a maximum of 1.25% of risk-weighted assets. At December 31, 1995, the Company's risk-based capital ratio was 12.74% and its Tier 1 capital, consisting entirely of common stock, was 11.36% of risk-weighted assets. This compares with year-end 1994 ratios of 12.82% and 11.46%, respectively.

FDIC regulations pertaining to capital adequacy, which apply to the Banks, require a minimum 3% leverage capital ratio for those institutions with the most favorable composite regulatory examination rating. In addition, a 4% Tier 1 risk-based capital ratio, and an 8% total risk-based capital ratio are required for a bank to be considered adequately capitalized. Leverage, Tier 1 risk-based, and total risk-based capital ratios exceeding 5%, 6%, and 10%, respectively, qualify a bank for the `well-capitalized' designation. At December 31, 1995, CTC's leverage capital ratio was 8.01%, its Tier 1 risk-based capital ratio was 11.05%, and its total risk-based capital ratio was 12.42%; BWM's ratios were 7.18%, 9.16%, and 10.54%, respectively. These ratios placed the Banks in the FDIC's highest capital category. Capital ratios in excess of minimum requirements indicate capacity to take advantage of profitable and credit-worthy opportunities as they occur in the future.

The following table presents capital components and ratios of the Company at December 31, 1995, 1994, and 1993:
                                                   December 31,
                                     -------------------------------------------
                                       1995            1994           1993
                                     -------------------------------------------
                                                  (in thousands)

Leverage
Stockholders' equity                $  124,304     $   103,333    $   97,711
Total average equity (1)             1,490,124       1,228,105     1,202,575
Leverage capital ratio                    8.34%           8.41%         8.13%

Risk-based
Capital components:
 Tier 1                             $  124,304      $  103,333    $   97,711
 Tier 2                                 13,675          11,273        11,049
                                    -----------------------------------------
  Total                             $  137,979      $  114,606    $  108,760
                                    =========================================
Risk-weighted assets:
 On-balance sheet                   $1,035,922      $  840,484    $  819,735
 Off-balance sheet                      58,084          61,317        64,180
                                    -----------------------------------------
                                    $1,094,006      $  901,801    $  883,915
                                    =========================================
Ratios:
 Tier 1                                  11.36%          11.46%        11.05%
 Total (including Tier 2)                12.74           12.82         12.41


(1) Total average assets are for the most recent quarter

Liquidity and Rate Sensitivity

The Company's liquidity and rate sensitivity are monitored by the asset and liability committee. Strategies are implemented by the Banks' asset and liability committees. These committees meet weekly to review and direct the Banks' lending and deposit-gathering functions. Investment and borrowing activities are managed by the Company's Treasury function.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At December 31, 1995, the Company maintained cash and cash equivalents of $179.4 million, compared with $101.0 million at the end of 1994. During 1995, the Company continued to be an average daily net seller of Federal funds.

Interest rate sensitivity is managed by the asset and liability committee whose goals include achieving adequate and stable interest income. One of the tools used to measure rate sensitivity is the funds gap. The funds gap is defined as the amount by which a bank's rate sensitive assets exceed its rate sensitive liabilities. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch will improve earnings in a rising rate environment and inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the gap is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising rate environment will inhibit earnings and declining rates will improve earnings. Notwithstanding this general description of the effect on income of the gap position, it may not be an accurate predictor of changes in net income.

The following table shows the amounts of interest-earning assets and interest-bearing liabilities at December 31, 1995 which reprice during the periods indicated:

                                                               Repricing Date
                               ---------------------------------------------------------------------------
                                                                   Over
                                One Day          Over Six          One Year         Over
                                To Six           Months To         To Five          Five
                                Months           One Year          Years            Years           Total
                               ---------------------------------------------------------------------------
                                                               (in thousands)

Interest-earning assets:
Loans:
 Commercial                    $160,260           $  3,584        $ 30,214           $ 8,179        $202,237
 Real estate:
 Commercial and
  construction                  202,336              7,861          46,001            12,282         268,480
 Residential                    127,575             96,111          67,664            53,144         344,494
 Home equity                     71,804                124             809                 -          72,737
 Consumer                        67,980             18,760          66,357               431         153,528
                               ------------------------------------------------------------------------------
 Total loans                    629,955            126,440         211,045            74,036       1,041,476
Investment securities (1)        61,157             38,389         120,239            20,631         240,416
Interest-bearing
 cash equivalents                88,000                  -               -                 -          88,000
                               -------------------------------------------------------------------------------
 Total interest-earning
  assets                        779,112             164,829        331,284            94,667       1,369,892
                               -------------------------------------------------------------------------------
Interest-bearing liabilities:
Certificates of deposit
 $100,000 and over               74,129               8,729          7,352                 -          90,210
Other time deposits (2)         547,217             103,231        105,620               588         756,656
Short-term borrowings            21,927                   -              -                 -          21,927
Long-term borrowings                  -                   -          1,000                 -           1,000
                               -------------------------------------------------------------------------------
 Total interest-bearing
  liabilities                   643,273             111,960        113,972               588         869,793
                               -------------------------------------------------------------------------------
Net interest rate
 sensitivity gap               $135,839            $ 52,869       $217,312           $94,079        $500,099
                               ===============================================================================
Cumulative gap at
 December 31, 1995             $135,839            $188,708       $406,020          $500,099
Cumulative gap at
 December 31, 1994             $140,909            $180,239       $378,631          $489,560

(1) Amounts are based on amortized cost balances.

(2) Regular savings deposits and N.O.W. accounts of $290.2 million at December
31, 1995, and $273.2 million at December 31, 1994, are not included because repricing of these liabilities is neither required nor defined.

The following table shows scheduled maturities of selected loans at December 31, 1995:

                                  Less           One Year             Over
                                  Than One       To Five              Five
                                  Year           Years                Years        Total
                                -----------------------------------------------------------
                                                          (in thousands)

Predetermined rates:
 Commercial                      $8,146        $29,732          $  8,179        $  46,057
 Commercial real estate
  and construction                8,054         46,015            12,282           66,351
                                ----------------------------------------------------------
                                $16,200        $75,747           $20,461         $112,408
                                ==========================================================
Floating or adjustable rates:
 Commercial                     $69,501        $48,005           $38,674         $156,180
 Commercial real estate
  and construction               41,720         70,192            90,217          202,129
                                ----------------------------------------------------------
                               $111,221       $118,197          $128,891         $358,309
                               ===========================================================


Results of Operations

Comparison of Years Ended December 31, 1995 and 1994

Net Interest Income

For 1995, net interest income was $65.4 million, up $ 11.5 million from the 1994 level. On a fully taxable equivalent basis, net interest income increased $11.9 million from 1994, to $67.1 million in 1995. These improvements resulted from higher levels of interest-earning assets, attributable primarily to the acquisition of BWM, and an increase in the net yield on earning assets. Average interest-earning assets totaled $1,337.8 million for 1995, up $216.2 million from the 1994 level. The taxable equivalent net yield on earning assets was 5.01% in 1995, up nine basis points from 4.92% in 1994. Although the 113-basis points increase in the cost of interest-bearing liabilities was greater than the 106-basis points increase in the yield on earning assets, the effect of non-interest bearing liabilities more than offset this to result in the improvement in the net yield.

The following table presents an analysis of average rates and yields on a fully taxable equivalent basis for the years indicated:

                                                   1995
                                  ---------------------------------------------
                                                  Interest          Average
                                  Average         Income/           Yield/
                                  Balance         Expense (1)       Rate (1)
                                  ---------------------------------------------
                                                 (in thousands)
Assets
Interest-earning assets:
 Loans                           $1,013,728        $96,074          9.48%
 Industrial revenue bonds (2)         6,158            715         11.61
 Investments:
  Taxable                           215,855         13,542          6.27
  Tax-favored debt
   securities                        54,125          3,688          6.81
  Tax-favored equity
   securities                        15,233            963          6.32
  Interest-bearing deposits
   in banks                             100              3          3.00
   Federal funds sold                32,594          1,912          5.87
                                 -------------------------------------------
    Total interest-earning
     assets                       1,337,793        116,897          8.74
                                                   -------
   Noninterest-earning assets       117,801
    Allowance for possible
     loan losses                    (23,282)
                                  ----------
     Total assets                $1,432,312
                                 ===========

Liabilities and stockholders' equity
Interest-bearing liabilities:
 Savings and interest-bearing
  transactional accounts           $611,641         21,761          3.56
 Certificates of deposit
  $100,000 and over                 103,623          6,585          6.35
 Other time deposits                361,428         19,035          5.27
                                  --------------------------
  Total interest-bearing
   deposits                       1,076,692         47,381           4.40
Short-term borrowings                35,467          2,429           6.85
Long-term debt                          203             12           5.91
                                  --------------------------
Total interest-bearing
 liabilities                      1,112,362         49,822           4.48
                                                   ---------
Noninterest-bearing liabilities:
 Demand deposits                    180,915
 Other liabilities                   17,297
                                  ----------
  Total liabilities               1,310,574
Stockholders' equity                121,738
                                  ----------
Total liabilities and
 stockholders' equity            $1,432,312
                                 ===========
Net interest income                                $67,075
                                                  ==========
Interest rate spread (3)                                             4.26%
Net yield on earning assets (4)                                       5.01
    ______________________
                                                      1994
                                     ------------------------------------------
                                                     Interest        Average
                                      Average        Income/         Yield/
                                      Balance        Expense (1)     Rate (1)
                                     ------------------------------------------
                                                   (in thousands)
Assets
Interest-earning assets:
 Loans                                $  842,807      $70,416          8.35%
 Industrial revenue bonds (2)              9,721          956          9.83
 Investments:
  Taxable                                190,784       10,897          5.71
  Tax-favored debt
   securities                             41,494        2,301          5.55
  Tax-favored equity
   securities                             16,609          728          4.38
Interest-bearing deposits
 in banks                                  1,045           35          3.35
Federal funds sold                        19,118          847          4.43
                                      ------------------------
 Total interest-earning assets         1,121,578       86,180          7.68
                                                       ------
Noninterest-earning assets                98,530
Allowance for possible loan losses       (19,323)
                                       ----------
 Total assets                         $1,200,785
                                      ===========
Liabilities and stockholders' equity
Interest-bearing liabilities:
 Savings and interest-bearing
  transactional accounts                $526,422       14,727          2.80
 Certificates of deposit
  $100,000 and over                       62,249        2,502          4.02
 Other time deposits                     305,276       11,996          3.93
                                      -----------------------
  Total interest-bearing
   deposits                              893,947       29,225          3.27
Short-term borrowings                     32,799        1,800          5.49
 Long-term debt                                -            -             -
                                      -----------------------
Total interest-bearing
 liabilities                             926,746       31,025          3.35
                                                      -------
Noninterest-bearing liabilities:
 Demand deposits                         161,657
 Other liabilities                        11,747
                                       ----------
  Total liabilities                    1,100,150
Stockholders' equity                     100,635
                                       ----------
 Total liabilities and
  stockholders' equity                $1,200,785
                                      ===========
Net interest income                                   $55,155
                                                      ========
Interest rate spread (3)                                               4.33%
Net yield on earning
 assets (4)                                                            4.92
    ______________________

                                                        1993
                                      -----------------------------------------
                                                       Interest        Average
                                      Average          Income/         Yield/
                                      Balance          Expense (1)     Rate (1)
                                      -----------------------------------------
                                                     (in thousands)
Assets
Interest-earning assets:
 Loans                                $  859,195        $69,310           8.07%
 Industrial revenue bonds (2)             11,408            970           8.50
 Investments:
  Taxable                                170,975          8,020           4.69
  Tax-favored debt securities             35,872          1,927           5.37
  Tax-favored equity securities            4,952            309           6.24
Interest-bearing deposits in banks         2,319             74           3.19
Federal funds sold                         6,809            193           2.83
                                      ---------------------------
 Total interest-earning assets         1,091,530         80,803           7.40
                                                        ---------
Noninterest-earning assets                98,924
Allowance for possible loan losses       (17,645)
                                      -----------
 Total assets                         $1,172,809
                                      ===========
Liabilities and stockholders' equity
Interest-bearing liabilities:
 Savings and interest-bearing
  transactional accounts                $495,595         12,207           2.46
 Certificates of deposit
  $100,000 and over                       67,247          2,452           3.65
 Other time deposits                     326,257         13,211           4.05
                                       --------------------------
  Total interest-bearing deposits        889,099         27,870           3.13
Short-term borrowings                     36,879          1,704           4.62
Long-term debt                                 7              -           8.00
                                       --------------------------
 Total interest-bearing liabilities      925,985         29,574           3.19
                                                        ---------
Noninterest-bearing liabilities:
 Demand deposits                         141,740
 Other liabilities                        12,271
                                       ----------
  Total liabilities                    1,079,996
Stockholders' equity                      92,813
                                       ----------
 Total liabilities and
  stockholders' equity                $1,172,809
                                      ===========
Net interest income                                     $51,229
                                                       ==========
Interest rate spread (3)                                                  4.21%
Net yield on earning assets (4)                                           4.69
    ______________________

(1) On a fully taxable equivalent basis. Calculated using a Federal income tax rate of 35%. Loan income includes fees.

(2) Industrial revenue bonds are included in loans in the financial statements.

(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.

(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

The following table attributes changes in the Company's net interest income (on a fully taxable equivalent basis) to changes in either average daily balances or average rates. Changes due to both interest rate and volume have been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.


                                             1995 Compared With 1994
                                    --------------------------------------
                                    Increase(Decrease)
                                    Due to Change in:           Total
                                    Average     Average         Increase
                                    Rate        Balance         (Decrease)
                                    ----------------------------------------
                                                   (in thousands)
Interest income:
 Loans, including fees              $10,224     $15,434            $25,658
 Industrial revenue bonds               152        (393)              (241)
 Investments:
  Taxable                             1,132       1,513              2,645
  Tax-favored debt securities           595         792              1,387
  Tax-favored equity securities         300         (65)               235
 Interest-bearing deposits in banks      (3)        (29)               (32)
  Federal funds sold                    335         730              1,065
                                     ---------------------------------------
   Total interest income             12,735      17,982             30,717
                                     ---------------------------------------
Interest expense:
 Savings and interest-bearing
 transactional accounts               4,408       2,626              7,034
  Certificates of deposit
   $100,000 and over                  1,904       2,179              4,083
   Other time deposits                4,569       2,470              7,039
                                     --------------------------------------
    Total deposits                   10,881       7,275             18,156
   Short-term borrowings                474         155                629
   Long-term debt                         -          12                 12
                                     --------------------------------------
    Total interest expense           11,355       7,442             18,797
                                     --------------------------------------
 Change in net interest income      $  1,380    $10,540           $11,920
                                    ========================================


                                               1994 Compared With 1993
                                    --------------------------------------------
                                    Increase(Decrease)
                                    Due to Change in:               Total
                                    Average      Average            Increase
                                    Rate         Balance            (Decrease)
                                    --------------------------------------------
                                                  (in thousands)
Interest income:
 Loans, including fees              $2,444        $(1,338)             $1,106
 Industrial revenue bonds              140           (154)                (14)
 Investments:
  Taxable                            1,878            999               2,877
  Tax-favored debt securities           64            310                 374
  Tax-favored equity securities       (116)           535                 419
Interest-bearing deposits
 in banks                                4            (43)                (39)
Federal funds sold                     155            499                 654
                                    --------------------------------------------
 Total interest income               4,569            808               5,377
                                    --------------------------------------------
Interest expense:
 Savings and interest-bearing
  transactional accounts             1,728            792               2,520
 Certificates of deposit
   $100,000 and over                   240           (190)                 50
 Other time deposits                  (383)          (832)             (1,215)
                                     -------------------------------------------
  Total deposits                     1,585           (230)              1,355
 Short-term borrowings                 298           (202)                 96
 Long-term debt                          -               -                  -
                                     -------------------------------------------
  Total interest expense             1,883           (432)              1,451
                                     -------------------------------------------
Change in net interest income       $2,686         $1,240              $3,926
                                    ==========================================


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

Management believes that the allowance for possible loan losses is adequate. While management uses available information to assess possible losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies periodically review the Company's allowance for possible loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The provision for possible loan losses totaled $4.0 million in 1995 and $4.3 million in 1994. (See `Allowance for Possible Loan Losses.')

Noninterest Income and Noninterest Expense

Noninterest income was $30.0 million in 1995, up $6.5 million from the $23.5 million reported in 1994. Trust department income was up $418,000 from the 1994 level, to $4.5 million. The effects of an increase in the number of trust clients served and higher levels of administered assets were enhanced by the impact of the advances in the stock and bond markets during the year.

Service charges on deposit accounts increased again in 1995, rising to $5.1 million from $4.6 million in the previous year. Two-thirds of the increase was contributed by BWM, the remainder reflected higher levels of transaction activity at CTC.

During 1995, a net gain of $198,000 was realized on the sale of $7.4 million of securities. This compares with a with a net loss in 1994 of $523,000 on sales of $32.8 million of securities.

Mortgage banking activity varied throughout 1995, as generally declining interest rates impacted the business. Mortgage servicing income rose by over 5% to $2.2 million. The increase was due to higher levels of serviced loans, including the servicing purchased from CUMEX. Continued refinancing activity combined with slightly narrower spreads on sold loans in 1995 netted a modest increase in gains on sales of mortgage loans. For 1995, gains totaled $1.2 million, up from $1.1 million in 1994.

Income related to credit card activities includes fees related to the issuance of credit cards and revenue generated when credit card transactions are processed through the Company's merchant customers. The Company has emphasized development of the merchant business in recent years. This business has expanded to include local and national customers involved in retail, service, and mail order businesses. These activities generated income of $12.8 million in 1995, up from $8.2 million in the prior year. This increase resulted primarily from an increase in the number of merchants served, and consequently, significantly higher levels of merchant volume; $477 million was processed in 1995, compared with $266 million in 1994.

The Company posted a total of $4.0 million in other noninterest income, unchanged from the 1994 level. This category represents over thirty categories of fee income.

Noninterest expense totaled $60.8 million in 1995, up $10.9 million from the 1994 level. BWM's noninterest expense of $5.9 million accounted for slightly more than half of the increase. Salaries increased to $20.0 million from $17.2 million in 1994. Of this increase, $1.9 million was expensed at BWM. Employee benefits rose by $1.1 million to $7.4 million in 1995. This category includes accruals for performance-based incentive compensation amounting to $2.4 million, up from $1.6 million in 1994.

Occupancy expense was $6.9 million, up from $5.6 million in 1994. $1.0 million of the $1.3 million increase was due to BWM.

FDIC insurance premiums totaled $1.3 million, down $990,000 from the 1994 level. Higher deposit balances on the premium assessment dates were more than offset by lower premium rates owing to the statutory recapitaliztion of the Bank Insurance Fund and the Banks' qualifying for the lowest possible FDIC insurance premium rates throughout 1995. At December 31, 1995, the Banks had been notified by the FDIC that their premium for the first half of 1996 would be zero.

In 1995, expenses associated with OREO were more than offset by recoveries on OREO properties sold, so that a net credit of $236,000 was posted. Net OREO recoveries of $67,000 were recorded in 1994.

Expenses, excluding salaries and benefits, occupancy, and overhead allocations, directly related to the processing of credit card transactions totaled $9.2 million in 1995, up from $5.5 million the previous year. This increase was related to the significantly higher volumes processed in 1995 as compared with 1994.

Total other noninterest expense for 1995 totaled $16.2 million, up from $13.0 million in 1994. Of the $3.2 million increase, $2.5 million was contributed by BWM. Amortization of intangibles, which had been $0 in 1994, accounted for $1.0 million in 1995.

Income Taxes

For 1995, the Federal and Massachusetts income tax provision amounted to $9.8 million. This compares with a Federal income tax provision of $7.7 million for 1994. The effective tax rates for 1995 and 1994 were 31.9% and 33.2%, respectively. During 1995 and 1994, the Company's statutory Federal corporate tax rate was 35%. The Company's effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are wholly or partially exempt from Federal taxation.

Results of Operations

Comparison of Years Ended December 31, 1994 and 1993

Net Interest Income

For 1994, net interest income was $53.9 million, up $3.7 million from the 1993 level. On a fully taxable equivalent basis, net interest income increased $3.9 million from 1993, to $55.2 million in 1994. These improvements resulted from higher yields on loans and investments and higher levels of interest-earning assets, which more than offset the impact of higher deposit and borrowing rates. The level of interest-bearing liabilities was essentially unchanged from the 1993 average, thus the $30.0 million increase in interest-earning assets was funded almost entirely by noninterest-bearing sources, helping to improve net interest income. The taxable equivalent yield on earning assets was 4.92% in 1994, up 23 basis points from 4.69% in 1993. The 16-basis point increase in the cost of interest-bearing liabilities was more than offset by the 28-basis point increase in the yield on earning assets and the effect of the higher proportion of non-interest bearing liabilities.

Provision for Possible Loan Losses

The provision for possible loan losses totaled $4.3 million in 1994, down from $6.6 million in 1993. The reduction was in response to stable net charge-offs of $4.1 million and lower levels of nonaccrual loans.

Noninterest Income and Noninterest Expense

Noninterest income was $23.5 million in 1994, down $783,000 from the $24.3 million reported in 1993. Trust department income was unchanged from the 1993 level, at $4.0 million. The effects of an increase in the number of trust clients served and higher levels of administered assets were offset by the impact of the declines in the bond market during the year.

Service charges on deposit accounts increased in 1994, rising 3% to $4.6 million, primarily due to higher levels of cash management fees.

During 1994, a net loss of $523,000 was realized on the sale of securities, compared with a net gain of $130,000 posted in 1993.

Mortgage banking activity changed significantly during 1994, as rapidly rising interest rates impacted the business. Mortgage servicing income rose by over 100%, to $2.1 million. The increase was due in part to the nonrecurrence of write-downs of excess servicing assets totaling $1.0 million which had occurred in 1993 when refinancing activity had been strong. At December 31, 1993, the entire amount of the deferred servicing asset had been amortized as a result of an accelerated level of prepayments. The decline in refinancing activity and a narrowing of spreads on sold loans in 1994 resulted in a sharp decline in gains on sales of mortgage loans. For 1994, gains totaled $1.1 million, down $4.7 million from the 1993 level.

Income related to credit card activities includes fees related to the issuance of credit cards and revenue generated when credit card transactions are processed through the Company's merchant customers. These activities generated income of $8.2 million in 1994, up from $5.7 million in the prior year.

The Company posted a total of $4.0 million in other noninterest income, up $736,000 from the 1993 level. This category represents over thirty categories of fee income. The increase includes a gain of $444,000 resulting from the sale of branch property, as well as increases in revenues from payroll services, ATM fees, and foreign exchange.

Noninterest expense totaled $49.9 million in 1994, down $1.2 million from the 1993 level. Salaries increased less than 1% to $17.2 million as the Company continued to reduce staff, primarily through attrition. Employee benefits rose by $859,000 to $6.3 million in 1994. This category includes accruals for performance-based incentive compensation amounting to $1.6 million, up from $1.1 million in 1993. In 1994, the Company implemented Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment
Benefits. $185,000 was expensed in 1994 to establish the estimated liability for such benefits. In future periods, this liability will be assessed and any increases will be charged to income.

Occupancy expense declined $297,000, to $5.6 million in 1994, primarily due to efficiencies resulting from an in-market acquisition and other actions taken to improve the branch network.

FDIC insurance premiums totaled $2.3 million, down $249,000 from the 1993 level. Lower deposit balances on the premium assessment dates accounted for the decline.

In 1994, expenses associated with OREO were slightly more than offset by recoveries on OREO properties sold, so that a net credit of $67,000 was posted. OREO expenses were $1.5 million in 1993.

Expenses, excluding salaries and benefits, occupancy, and overhead allocations, directly related to the processing of credit card transactions totaled $5.5 million in 1994, up from $3.8 million the previous year. This increase was related to the significantly higher volumes processed in 1994 as compared with 1993.

Total other noninterest expense for 1994 totaled $13.0 million, down $1.7 million from 1993. Absence of goodwill amortization in 1994, which had been $636,000 in 1993, and nonrecurrence of one-time costs associated with the 1993 acquisition, accounted for most of the improvement.

Income Taxes

For 1994, the Federal income tax provision amounted to $7.7 million. This compares with an income tax provision of $5.2 million for 1993. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which recognizes income taxes under the asset and liability method. The cumulative effect of adopting this change in accounting principle was a one-time charge of $575,000 to 1993 earnings. Prior to 1993, the Company recognized taxes under the deferred method, whereby annual income tax expense was matched with pretax accounting income by providing deferred taxes at current rates for timing differences between income reported for accounting purposes and income reported for tax purposes. Under the asset and liability method, deferred tax assets and liabilities are established for temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments, based on management's judgments as to the realizability of this asset, are recognized in the provision for income taxes.

The effective tax rates for 1994 and 1993 were 33.2% and 31.1% (excluding the cumulative effect charge), respectively. During 1994 and 1993, the Company's statutory Federal corporate tax rate was 35%. The Company's effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are wholly or partially exempt from Federal taxation.

DIRECTORS AND OFFICERS

CHITTENDEN CORPORATION AND CHITTENDEN BANK

DIRECTORS
Frederic H. Bertrand
David M. Boardman
Paul J. Carrara
Lyn Hutton
Philip A. Kolvoord
Paul A. Perrault, President and Chief Executive Officer
James C. Pizzagalli
Barbara W. Snelling, Chair
Pall D. Spera
Martel D. Wilson, Jr.

DIRECTORS EMERITI
Howard A. Allen, Jr.
Malcolm I. Benton
Edward R. Eurich
William W. Freeman
Edwin B. Gage
Marvin B. Gameroff
Norman H. Greenberg
Frank J. Heinrich
Robert D. Horton
George E. Little, Jr.
Maureen A. McNamara
H. Gordon Page, M.D.
Horace U. Ransom, Jr.
Webster S. Thompson
Hilton A. Wick

CHITTENDEN CORPORATION

OFFICERS
Barbara W. Snelling, Chair, Board of Directors
Paul A. Perrault, President and Chief Executive Officer
Lawrence W. DeShaw, Executive Vice President
Nancy Rowden Brock, Treasurer
F. Sheldon Prentice, Secretary
Larry J. Baxter, Vice President and Chief Auditor
Eugenie J. Fortin, Assistant Corporate Secretary
John P. Barnes, Senior Vice President
Danny H. O'Brien, Senior Vice President

CHITTENDEN BANK

OFFICERS
Barbara W. Snelling, Chair, Board of Directors
Paul A. Perrault, President and Chief Executive Officer

AUDIT
Larry J. Baxter, Vice President and Chief Auditor

COMMERCIAL BANKING, TRUST AND INVESTMENT
John W. Kelly, Executive Vice President

BUSINESS BANKING
Louise C. Sandberg, Vice President

COMMERCIAL FINANCE
Matthew K. Durkee, Vice President

CORPORATE BANKING
Larry D. MacKinnon, Senior Vice President
Michael L. Seaver, Vice President

CORPORATE TRUST
Sonja R. Shaver, Assistant Vice President

CORRESPONDENT BANKING, SPECIALIZED INDUSTRIES
Charles J. Stone, Jr., Senior Vice President

CREDIT DEPARTMENT
Amy J. Myers, Assistant Vice President

EMPLOYEE BENEFITS PROGRAM
Charles C. Claudio, Vice President

GOVERNMENT BANKING
David E. Olson, Assistant Vice President

INVESTMENT MANAGEMENT
Jerry R. Condon, Chief Investment Officer

PERSONAL TRUST SERVICES
Louis J. Beaulieu, Senior Vice President

PRIVATE BANKING
Sylvia T. MacKinnon
Vice President

COMMUNITY BANKING
Danny H. O'Brien, Senior Vice President
Katharine H. Bosley, Vice President, Branch Commercial Loan Administrator
J. Bruce Foust, Vice President, Branch Administrator
C. Lynn Medeiros, Assistant Vice President, Sales Manager
Bonnie L. Rivers, Vice President, Branch Administrator
Stuart F. Silloway, Jr., Senior Vice President, Business Development
 Administrator

CORPORATE SECRETARY
F. Sheldon Prentice, Senior Vice President, General Counsel and Corporate Secretary
Paul A. Benoit, Vice President, Counsel and Compliance Officer
Stephanie Barton, Counsel and Assistant Compliance Officer
Eugenie J. Fortin, Assistant Corporate Secretary, Stockholder Relations

CREDIT POLICY AND ADMINISTRATION
John P. Barnes, Senior Vice President, Chief Credit Policy Officer
Debra E. Cross, Vice President, Credit Administration
Donald D. Martin, Senior Vice President, Loan Resolution
Rachel M. Sheridan, Assistant Vice President, Credit Collections
Sarah P. Slatter, Senior Vice President, Credit Review and Administration

MORTGAGE SERVICE CENTER OF NEW ENGLAND
Richard J. Christensen, Senior Vice President
Sandra M. Lambert, Correspondent Lending
Raymond M. O'Connor, Secondary Marketing
Alane G. Perkins, Vice President, Loan Administration and Accounting

OPERATIONS AND ADMINISTRATION
Lawrence W. DeShaw, Executive Vice President

ADMINISTRATION
Christopher D. Bishop, Vice President, Facilities Management
Robert D. Hofmann, Vice President, Marketing
Sarah P. Merritt, Senior Vice President, Human Resources

CHITTENDEN HOME MORTGAGE
Catherine S. Blackwell, Assistant Vice President, Manager, Residential Mortgage
 Department
Jennie H. Buchanan, Vice President, Manager, Secondary Market Activities Carolyn S. Lyman, Vice President, Manager, Mortgage Originations

COMMERCIAL SERVICES AND CAPTIVE INSURANCE
Rand L. Stretton, Vice President, Commercial Services and Captive Insurance

OPERATIONS
Bruce W. Cote, Assistant Vice President, Loan Accounting Services
Paul J. Hamlin, Senior Vice President, Branch Operations
Florence F. Izzo, Senior Vice President, Commercial, Deposit, and Trust
 Operations Services
Joseph J. Leombruno, Data Security Officer, Personal Computer Administration

PAYROLL SERVICES
Nancy J. Barnes, Vice President, Payroll Services

RETAIL CREDIT
Daniel G. Alcorn, Senior Vice President, Retail Credit Division
Ronald P. Bower, Vice President, Automotive Financing
Mary C. Chicoine, Assistant Vice President, Merchant Services

TREASURY

Nancy Rowden Brock, Senior Vice President, Chief Financial Officer, and
 Treasurer
Alan A. Fay, Vice President, Treasury Services
Timothy J. Keefe, Vice President, Controller

THE BANK OF WESTERN MASSACHUSETTS

DIRECTORS
John J. Cardone
Edward J. Carroll, Jr.
Martin J. Clayton
Timothy P. Crimmins, Jr., President and Chief Executive Officer
James J. Falcone
Frank P. Fitzgerald, Esq., Chair
William F. Frain
John P. Isenburg
Edward C. Leavy
Carl B. Martin, III
William G. Mazeine
Paul A. Perrault
Emilio J. Sibilia, Jr.
Andrew E. Skroback, Jr.
Benjamin Surner, Jr.

THE BANK OF WESTERN MASSACHUSETTS

OFFICERS
Frank P. Fitzgerald, Esq., Chair, Board of Directors
Timothy P. Crimmins, Jr., President and Chief Executive Officer

ASSET-BASED LENDING
James J. Carvalho, Vice President
Daniel M. Flynn, Vice President and Senior Loan Officer
William A. Fontes, Vice President
Rhoda A. Manoogian, Vice President
Steven J. Robinson, Vice President
J. Jeffrey Sullivan, Vice President

CONSUMER LENDING
Pamela L. Baran, Assistant Vice President
Ronald W. Rice, Assistant Vice President

CREDIT ADMINISTRATION
Donna M. George-Ebbeling, Assistant Vice President
Kevin M. Bowler, Asset Recovery Officer

DEPOSIT AND BRANCH ADMINISTRATION
Cheryl A. Pesto, Assistant Vice President
Sylvia B. Nadeau-Poole, Assistant Vice President
Ann M. Destromp, Branch Manager, Consumer Loan Officer
Gwendoline M. Briere, Branch Manager, Consumer Loan Officer

FINANCE
James P. Russell, Vice President and Treasurer
Joanne M. Corliss, Assistant Vice President
Lynne A. Gino, Operations Officer

OPERATIONS
Barbara J. Wallace, Vice President and Senior Staff Development Officer Ralph V. Ritchie, Assistant Vice President

TRUST AND INVESTMENT SERVICES
John S. Newton, Vice President

HEADQUARTERS, CHITTENDEN CORPORATION AND CHITTENDEN BANK
Chittenden Bank Building
Two Burlington Square
Burlington, Vermont 05401

Mailing Address:
P.O. Box 820
Burlington, Vermont 05402-0820

HEADQUARTERS, THE BANK OF WESTERN MASSACHUSETTS
29 State Street
Springfield, Massachusetts 01103

Mailing Address:
P.O. Box 4950
Springfield, Massachusetts 01101-4950

The following table sets forth the range of the high and low prices for the Corporation's common stock for the last five years:

             1995          1994          1993         1992          1991
--------------------------------------------------------------------------------
Quarter  High    Low   High   Low    High   Low    High   Low    High    Low

First    19.20  16.40  15.40  14.00  13.44   9.44   9.60   5.28   6.08   2.56
Second   23.00  18.20  17.40  13.60  14.08  12.16  10.56   8.16   5.92   4.16
Third    27.75  21.50  17.60  16.00  14.60  12.16  10.24   8.48   8.64   4.64
Fourth   32.00  25.00  17.20  16.00  15.20  13.60  10.40   8.96   7.20   4.32


STOCKHOLDER INFORMATION

FORM 10-K

A copy of the Chittenden Corporation's Annual Report for 1995 (on Form 10-K), as filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, will be furnished free of charge to beneficial owners of the Corporation's stock upon request.

CHITTENDEN CORPORATION STOCK

The $1 par value common stock of Chittenden Corporation has been publicly traded on the over-the-counter market since November 14, 1974. As of December 31, 1995, there were 3,073 record holders of the Corporation's common stock.

The Corporation's stock is listed on NASDAQ, with the symbol CNDN, is included in additional over-the-counter securities lists, and is listed daily in the major newspapers.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase plan for stockholders of Chittenden Corporation gives the participants the opportunity to reinvest dividends in additional shares of the Company's common stock and make optional cash investments in a convenient and cost-free manner without commissions or fees.

For stockholder services and information contact:
Stockholder Relations
Chittenden Corporation
P.O. Box 820
Burlington, Vermont 05402-0820
(802) 660-1412

Chittenden Corporation is a two-bank holding company registered as a Vermont corporation. Organized in 1971 and activated in 1974, Chittenden Corporation is the parent company of Chittenden Trust Company and The Bank of Western Massachusetts. Chittenden Bank is the trade name for Chittenden Trust Company. By the end of the first quarter of 1996, Chittenden Corporation expects to consummate an Agreement and Plan of Reorganization by which Flagship Bank and Trust Company will become a wholly-owned subsidiary of Chittenden Corporation.

ANNUAL MEETING

The Annual Meeting of the Stockholders of Chittenden Corporation will be held on Wednesday, April 17, 1996 at 4:00 p.m. in the Adirondack Ballroom (A and B) in the Radisson Hotel Burlington, located at 60 Battery Street, Burlington, Vermont.

To find out about the wide range of products offered by Chittenden Bank, call the Customer Information Center at 1-800-545-2236.

For products and services offered by The Bank of Western Massachusetts, please call 1-800-331-5003.

                                SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 20, 1996                          CHITTENDEN CORPORATION

                                               BY: s/PAUL A. PERRAULT
                                                   ------------------
                                                   Chief Executive Officer
                                                   and Director

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME                            TITLE                          DATE
--------------------------------------------------------------------------------
s/Barbara W. Snelling        Chair of the Board
                             of Directors                     03-20-96

s/Paul A. Perrault           President, Chief Executive
                             Officer and Director             03-20-96

s/Nancy Rowden Brock         Chief Financial Officer          03-20-96
                         (and principal accounting officer)

Frederic H. Bertrand         Director

s/David M. Boardman          Director                         03-20-96

Paul J. Carrara              Director

s/Lyn Hutton                 Director                         03-20-96

s/Philip A. Kolvoord         Director                         03-20-96

s/James C. Pizzagalli        Director                         03-20-96

s/Pall D. Spera              Director                         03-20-96

s/Martel D. Wilson, Jr.      Director                         03-20-96