Form 10-K, Exhibit 13
period 1996-12-31
CHITTENDEN CORP /VT/
filed 1997-03-28
CIK 200138

<PAGE 1>

Successful growth needs to start from a solid foundation. At Chittenden Corporation, our strength and foundation comes from the business we know best - traditional, local banking.

From that core strength, we have made strategic changes which have transformed Chittenden from a local Vermont institution into a regional financial services company. Our growth has been through targeted acquisition of other banks and continued expansion of our specialized businesses.

These three areas - traditional banking, targeted acquisitions and specialized businesses - give us a broad foundation aimed at sustained growth and balance. With this strategy in place, Chittenden is poised to handle the changes and challenges ahead, while remaining a secure and dynamic financial institution well into the future.

<PAGE 2>

TABLE OF CONTENTS

3    Financial Highlights
4    Letter to Stockholders
6    Chittenden - Plotting Progress
8    Chittenden - A Strategic Approach to Banking
13   Consolidated Financial Statements
39   Report of Independent Public Accountants
41   Management's Discussion and Analysis of Financial
       Condition and Results of Operation
54   Directors and Officers
57   Stockholder Information

<PAGE 3>

FINANCIAL HIGHLIGHTS
                                           1996           1995
                                       ---------------------------
                                          (dollars in thousands
                                         except per share amounts)
FOR THE YEAR
Net Interest income                    $  83,993        $  78,331
Provision for possible loan losses         4,183            5,000
Noninterest income                        24,920           22,040
Noninterest expense                       64,557           61,584
Net income                                26,721           22,131
Cash dividends declared                    8,747            4,803
                                       ----------------------------


AT YEAR END
Investment securities                 $  397,092       $  321,486
Net loans                              1,268,472        1,179,788
Deposits                               1,761,579        1,587,723
Stockholders' equity                     174,401          153,949
Total assets                           1,988,746        1,794,704
Number of stockholder                      3,167            3,073
Number of employees                          944              920
                                      -------------------------------

PER SHARE OF COMMON STOCK
Fully diluted earnings               $      2.14        $    1.83
Cash dividends declared                     0.71             0.40
Book value at end of year                  14.21            12.85
Weighted average shares outstanding   12,486,200       12,084,731
 during year                         --------------------------------

<PAGE 4>

LETTER TO STOCKHOLDERS

Since our last annual report, several things at Chittenden Corporation have changed; however, some things haven't changed at all. One constant is our commitment to execution - carrying out well-planned strategies that are beneficial to our shareholders and customers in a workmanlike fashion, insuring their effectiveness and sustainability.

We are pleased to report that these strategies are providing continued earnings momentum. At $2.14 per share, earnings are up 17% from 1995, once again a new record for the Corporation. I am particularly pleased that these results were achieved while maintaining our core value of "balance" in all of our activities. On the revenue side, net interest income increased 7%, and non-interest income increased 13%, both numbers exhibiting gains across a broad array of activities. Recognizing that even high-quality providers need to be low-cost producers, expense growth has been contained to 5% during 1996 and, despite the obvious strength of our loan loss reserves we provided for losses at a rate of $4.1 million, continuing to provide sufficient resources to maintain and even grow our outstanding balance sheet strength.

One of the greatest challenges we continue to face, along with all financial services providers, is offering the right mix of products and services at the right time in ways that are beneficial for, and expected by, the marketplace. Across the company, efforts are continuous on all these fronts, with customers first in mind. Encouraging customers to utilize readily available technology, expanding the availability of many services outside the branch environment, and locating and staffing community offices to be complementary with our overall effort reflects the reasons why customers of Chittenden's banks are loyal. They expect more from Chittenden, and they get it. The choices of Who, What, When, and Where, remain with the customer.

Much has been written in recent years about financial services, particularly the impact that mergers and unregulated providers will have on traditional, local banking. Some pundits take the view that, like Canada and parts of Europe and Asia, the United States will soon consolidate to a handful of national banks. We agree with the notion that we will have a few national banking companies, but we do not believe that they will dominate the financial services industry nor make obsolete the successful participation of other players.

<PAGE 5>

Historically, Americans have not tended to behave in a way that would suggest following patterns of other countries. Our nation's entrepreneurial spirit, natural apprehension about size, and the advance of technology will ensure that our citizens will continue to have a diverse array of options.

To remain viable, however, we at Chittenden believe it is crucial to be price competitive, product competitive and personnel competitive. This means being cost efficient, able to manage and integrate a number of diverse businesses, and be the "employer of choice" up and down the line. Each of our major constituencies has many choices. Investors, customers, employees and communities are constantly presented with choices. It is our job to present the right combination of our attributes to each member of these constituencies, to deepen our relationships, and to continue our established "pattern of progress." I can assure you that we are taking steps every day to keep Chittenden and the consumer out in front by not becoming complacent, and by focusing on our role in the future.

As I have said before, I am very proud of our results in 1996. But more that anything else, I believe they show that our course is a good one. Our "steady hand at the helm" philosophy doesn't mean we are inflexible, nor do we wait to see what happens. It does mean we focus on execution today, and focus on what's ahead. We look to be successful now, and in the future. By properly taking care of business today we will be positioned to take care of business tomorrow. That is the Chittenden of today, and of the future.

Our shareholders and customers deserve nothing less. In closing, I want to publicly express my admiration and appreciation to the Chittenden people, your employees and Board of Directors, who continue to be the inspiration for our results. Thank you.

<PAGE 6>

CHITTENDEN - PLOTTING PROGRESS

The following graphs are provided to give you a brief, visual review of Chittenden's progress over the past six years. The graphs indicate that Chittenden has achieved consistent and steady improvement in a number of measurements. This performance is a reflection of Chittenden's commitment to a balanced, efficient, and sound approach to banking.

Return on Average Equity (as a percent)
---------------------------------------
91     92     93     94     95     96
5.5    8.9    12.2   15.6   15.9   16.4

Return on Average Assets (as a percent)
----------------------------------------
91     92     93     94     95     96
0.37   0.62   0.94   1.2    1.3    1.4

Earnings per Share (in dollars)
---------------------------------------
91     92     93     94     95     96
0.4    0.7    1.1    1.6    1.8    2.1

Book Value per Share (in dollars)
---------------------------------------
91     92     93     94     95     96
8.0    8.8    10.0   10.4   12.8   14.2

Closing Price per Share (in dollars)
---------------------------------------
91     92     93     94     95     96
4.5    8.2    11.8   13.3   25.6   23.9

Efficiency Ratio (as a percent)
---------------------------------------
91     92     93     94     95     96
71     65     64     60     61     58

<PAGE 8>

CHITTENDEN - A STRATEGIC APPROACH TO BANKING

TRADITIONAL BANKING

At Chittenden Corporation, our success as a whole is largely a reflection of the success of our core business - traditional, local banking. For over 90 years, we have constantly evolved to meet our customers' changing needs while remaining focused on growth and efficiency.

Rather than pursuing growth by just adding more branches, the nature of Vermont banking demands a creative approach. With a limited number of customers to be found in-state, we have focused on expanding the products and services we can offer our existing customers.

At a basic banking level, these efforts translate into innovative products that create new ways and more reasons to bank with Chittenden. This year, we debuted our Internet website, which can be found at www.chittenden.com. This handy tool gives customers instant access to useful financial information and investment advice. With other new service enhancements, customers can access specific information about their accounts. Our newly expanded Automated Banking Line lets customers use their phone to do much of their banking, such as account transfers and loan payments. Chittenden's Loan-by-Phone program offers our customers the convenience of applying for a consumer loan from their home or office. With Chittenden Electronic Banking, businesses can keep an eye on finances and bank from the convenience of their office PC. On a consumer product level, one of our latest introductions is the Chittenden ATM & Check Card which works like a check, but offers the convenience of a credit card. When a customer makes a purchase using the card wherever Visa is accepted, the money is simply deducted from their account electronically.

New products often come about from customer input. With the help of small business owners, we put together our new "Chittenden Small Business Advantage" package, combining valuable services with discounts and incentives. Our new branch on Shelburne Road was designed with the customer in mind. An excellent location, easy access, a separate commercial area, an information kiosk and specialized service representatives will make this branch service-oriented for commercial and retail customers alike.

Chittenden Bank also continues to grow beyond the traditional realm of deposits and withdrawals. In a variety of areas, we provide products and services designed to meet the unique, individual needs of our clients. We provide these services through many different venues, including traditional branches and high-tech connections. Because of this, Chittenden is becoming more and more a one-stop shop for banking and financial services.

Small businesses have long been a major part of the Vermont economy. From "mom and pop" operations to nationally known companies, their needs are very diverse. One of the biggest differences between Chittenden and other banks is our willingness to work with the smallest of these businesses, often ones that are just getting started. Beyond providing loans, our Business Bankers provide the

<PAGE 9>

advice and information needed to start a business. If we can't initially provide financing, we work with the company and refer them to technical service programs or financial access programs.

Much of our success in Business Banking comes from our knowledge of local markets. Many offices have their own Business Banking specialists in-house who have the authority to make decisions on loans. Through their knowledge of the local market, these people are in a better position to evaluate the loan. While Business Banking does not typically produce loans with enormous individual dollar amounts, the volume of loans adds up to a significant piece of business for the bank and establishes a strong relationship with each business. With this focus on providing complete, custom services, Business Banking will continue to benefit Chittenden and Vermont businesses. Our skill in small business lending is also reflected in the volume of SBA lending through the Low Doc program. In 1996, our Branch Managers and Business Bankers helped earn Chittenden special recognition for the highest volume of Low Doc loans in Vermont.

Our Commercial Finance Group gives businesses a helping hand by providing asset-based lending. By lending against a company's inventory and receivables, we provide new or expanding businesses the financing they need to keep growing. We work closely with these customers, staying in contact with them on an almost daily basis. This close contact, combined with aggressive sales efforts, has paid off. Unique among Vermont banks and only three years old, our Commercial Finance division has performed beyond expectations and will continue to succeed in the future.

Another area of Chittenden which continues to grow is Correspondent Banking. Working closely with smaller community banks around New England, we help furnish their customers with mortgage services, automotive financing, and merchant credit card services, all of which they would otherwise be unable to provide. We also help these banks with commercial loans they are unable to approve because of lending limitations. These programs consistently prove to be "win/win" relationships. Chittenden gets the benefit of additional business and the community bank can satisfy their customers' needs without losing out to a larger competitor.

Chittenden has always offered investment products and investment management. Over this past year, however, Chittenden Investment Services has begun to expand and take on its own identity through distinctive marketing that gives more significance to the brand. Investment Services has also grown by working closely with other areas of the bank. One example of such cooperation is seen with Private Banking. In this partnership, Private Banking can offer its professional clients investments as well as loans and other bank services. Similarly, our Investment Services area gets to strengthen their client base. These links between departments will continue to expand, providing more business for the bank and giving our customers more services under one roof.

<PAGE 10>

Through a strong client base and close customer contact, Chittenden's Government Banking group continues to be an extremely valuable part of the bank's core business. This area provides almost 10% of the bank's deposits. By providing state and local organizations with financial services, Government Banking gives the bank a steady and relatively secure level of business. With the addition of new technology, such as providing taxpayers the option of having their property taxes automatically withdrawn from their account, Government Banking will continue its steady position well into the future.

SPECIALIZED BUSINESSES

At Chittenden, Specialized Businesses continue to play an increasing role in our growth. Specialized Businesses are services that were already in place at Chittenden and have been expanded to a much wider market. By working closely with outside banks and businesses, we can aggressively seek out new customers for these existing services.

While we have long provided merchant services (the electronic processing of credit card transactions) in Vermont, the field has changed dramatically. Working with outside organizations, such as consultants, service providers and other banks, 80% of our Merchant Services business is now located out of state. In just the last two years, Merchant Services' volume has more than tripled, going from $265 million in 1994 to $801 million in 1996.

Chittenden's Automotive Finance operation has also seen tremendous growth. Not long ago, most people went directly to a bank to obtain auto financing. Now, direct lending accounts for only a fraction of all auto loans. More and more, people secure their financing right at the dealership. As a consequence, Chittenden works with dealers across New England to provide loans. And with the introduction of our TAMMAC Leasing operation, we now offer a full range of auto financing products. In just two years, total loan and lease originations have increased 80%, going from just under $50 million to almost $90 million, and year-end outstandings have more than doubled. This growth also provides more security for the bank. Rather than having a number of loans concentrated in one geographic area, Chittenden can diversify and spread loans over a wider client and geographic base.

Because of favorable tax laws in Vermont, many captive insurance companies are based here. Captive insurers offer companies an alternative to traditional insurance methods by providing the ability to insure themselves. We have carved out a niche business for ourselves by catering to the specific needs of these companies. Through a high level of service and an aggressive sales effort, our customer base has grown from 30 companies in 1990 to almost 100 today in a market of only 300. Captive insurers now have more reasons to do business with Chittenden. Many of them are on-line so they can better monitor their financial operations, and we have given them more options by providing

<PAGE 11>

other services such as trust and investments. With these advancements and our commitment to customer service, our business with the captive insurance industry will continue to expand and contribute to Chittenden's success.

Chittenden has provided Payroll Services since 1969, but through sales efforts and improvements in technology, the business has grown rapidly, tripling the customer base in just four years. With a new software system, we can now provide customers with more options and quicker processing. Through aggressive marketing and new technology, Payroll Services will continue to be another growth-oriented, Specialized Business for the bank.

Mortgage Service Center of New England, our wholesale mortgage business, has grown significantly to give Chittenden the ability to offer residential mortgage services to other financial institutions across New England. This ability was further augmented by the 1995 acquisition of CUMEX, which specializes in offering residential mortgage services to credit unions in the northeast region. Mortgage Service Center can offer all or any portion of the mortgage operation to its clients. For example, this year we entered into an agreement with a local community bank in Connecticut to provide the entire mortgage operation to the bank, complete with loan officers in local branches and servicing of originated mortgages.

Chittenden's Specialized Businesses owe their growth to a basic change in philosophy. Gone are the days when we could wait for customers to come to us. We now have the ability to form unique alliances with a variety of organizations across the country who can bring us new customers. With our experience, technology, and consistent approach to business, along with a proven ability to venture into new areas, Specialized Businesses will contribute to Chittenden's success for years to come.

TARGETED ACQUISITIONS

Chittenden Corporation has also expanded beyond Vermont through targeted acquisitions of other institutions. This strategy is not one based on geographic proximity, but rather on selecting acquisitions of quality that can grow and succeed with Chittenden's input, expertise and product offerings.

Both of our recent acquisitions fit this profile. Flagship Bank and Trust Company, based in Worcester, Massachusetts, is a relatively new bank that has a strong management team in place and is located in a market where there is plenty of room to grow. The Worcester market is dominated by two large banks, but Flagship Bank and Trust Company, with the ability to offer new products and services that Chittenden provides, will be a viable and attractive, local alternative to the larger competitors.

<PAGE 12>

The Bank of Western Massachusetts is in a similar position. Based in Springfield, Massachusetts, The Bank of Western Massachusetts is poised to capture more market share from its larger competitors with an increased product line. This year, we successfully introduced our Automotive Finance operation in the Springfield area through The Bank of Western Massachusetts. To start this operation from scratch would have been an expensive proposition, taking years to become profitable. With the platform already in place at Chittenden, the start-up was quicker, had less overhead, and became profitable in a shorter period of time.

Both of these banks were managed successfully before we came along and that success continues to grow today. With Chittenden's ability to bring in new products, this success will be magnified and expanded much faster than would have been possible before the mergers.

Chittenden will continue to be active in the acquisitions market. We have looked at many different merger possibilities, but often walk away without taking action because the match wasn't right. Future transactions will likely fall into two areas: we will continue to look for banks in new markets that fit well with Chittenden's business culture and philosophy, and we will look for opportunities in markets where we already have a presence. Only when the situation makes sense and when there is a real opportunity for cooperative growth and profitable expansion, will future acquisitions be made.

Chittenden's dynamic, sustained success over the past six years is attributable in part to our concentration on delivering the best in traditional, local banking. In addition, strategic moves to augment growth and earnings have resulted in developing two additional elements: targeted acquisitions and expanded specialized businesses. With these three key components in place, the result has been a balanced performance based on contributions from all of Chittenden's business areas. This strategy will continue to keep Chittenden ahead of the competition well into the 21st century.

<PAGE 13>

      CHITTENDEN CORPORATION CONSOLIDATED BALANCE SHEETS
                                                                             December 31,
                                                                         1996             1995
                                                                            (in thousands)
   ASSETS                                                                                  Restated
   Cash and cash equivalents                                             $  230,259      $  197,140
   Securities available for sale                                            358,536         278,322
   Securities held for investment (market value
     $38,381,000 in 1996 and $42,634,000 in 1995)                            38,556          43,164
   Federal Home Loan Bank stock                                               5,591           5,591
   Mortgage loans held for sale                                               9,870          14,692
   Loans                                                                  1,296,568       1,207,606
   Allowance for possible loan losses                                      (28,096)        (27,818)
                                                                          -------------------------
      Net loans                                                           1,268,472       1,179,788

   Accrued interest receivable                                               14,179          12,880
   Other real estate owned                                                    2,251           2,652
   Net deferred tax asset                                                    10,647          10,159
   Other assets                                                              15,797          13,855
   Premises and equipment, net                                               24,297          24,947
   Intangible assets                                                         10,291          11,514
                                                                         --------------------------
      Total assets                                                       $1,988,746      $1,794,704
                                                                         ==========================
   LIABILITIES AND STOCKHOLDERS  EQUITY
   LIABILITIES:
   Deposits:
      Demand                                                             $  286,932      $  252,421
      Certificates of deposit $100,000 and over                             104,295         105,604
      Savings and other time                                              1,370,352       1,229,698
                                                                         --------------------------
         Total deposits                                                   1,761,579       1,587,723
   Short-term borrowings                                                     23,992          25,025
   Accrued expenses and other liabilities                                    26,234          25,523
   Long-term debt                                                             2,540           2,484
                                                                         --------------------------
      Total liabilities                                                   1,814,345       1,640,755
                                                                         ==========================
   Commitments and contingencies

   STOCKHOLDERS  EQUITY:
   Preferred stock - $100 par value
      authorized - 200,000 shares
      issued and outstanding - none
   Common stock - $1 par value
      authorized - 30,000,000 shares
      issued - 12,678,625 in 1996 and 12,345,304 in
      1995                                                                   12,679          12,345
   Surplus                                                                   74,706          70,806
   Retained earnings                                                         92,040          74,066
   Treasury stock, at cost - 402,413 shares in 1996
     and 367,417 shares in 1995                                              (4,770)         (3,967)
   Net unrealized gain (loss) on securities available
     for sale, net of taxes of
     ($102,000) in 1996 and $533,000 in 1995                                   (208)            768
   Unearned portion of employee restricted stock                                (46)            (69)
                                                                            ------------------------
      Total stockholders  equity                                            174,401         153,949
                                                                            ------------------------
      Total liabilities and stockholders  equity                         $1,988,746      $1,794,704
                                                                         ===========================

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE 14>

      CHITTENDEN CORPORATION CONSOLIDATED STATEMENTS OF INCOME
                                                             Years Ended December 31,
                                                      1996               1995            1994
                                                     (in thousands, except per share amounts)
   INTEREST INCOME:                                                            Restated
      Interest on loans                                  $116,563         $111,087        $  82,396
      Investment securities:
         Mortgage-backed securities                         6,062            5,666            1,058
         Taxable                                           14,528           12,972           14,728
         Tax-favored debt                                   2,950            2,687            1,678
         Tax-favored equity                                   962              700              529
      Short-term investments                                1,527            1,991              994
                                                         -------------------------------------------
         Total interest income                            142,592          135,103          101,383
                                                         -------------------------------------------
   INTEREST EXPENSE:
      Deposits:
         Savings                                           27,268           26,211           18,351
         Time                                              29,247           27,560           15,492
                                                         -------------------------------------------
            Total interest on deposits                     56,515           53,771           33,843
      Short-term borrowings                                 1,887            2,858            2,118
      Long-term debt                                          197              143              127
                                                         -------------------------------------------

         Total interest expense                            58,599           56,772           36,088
                                                         -------------------------------------------
   Net interest income                                     83,993           78,331           65,295
   Provision for possible loan losses                       4,183            5,000            5,500
                                                         -------------------------------------------
   Net interest income after provision
    for possible loan losses                               79,810           73,331           59,795
                                                         -------------------------------------------
   NONINTEREST INCOME:
      Trust income                                          4,876            4,456            4,038
      Service charges on deposit
       accounts                                             6,260            5,860            5,266
      Gains (losses) on sales of
       securities, net                                       (98)              205            (362)
      Mortgage servicing income                             2,454            2,427            2,288
      Gains on sales of mortgage                            2,720            1,282            1,208
       loans, net
      Credit card income, net                               4,212            3,634            2,739
      Other                                                 4,496            4,176            4,175
                                                          ------------------------------------------
         Total noninterest income                          24,920           22,040           19,352
                                                          ------------------------------------------
   Noninterest expense:
      Salaries                                             25,517           23,372           19,884
      Employee benefits                                     7,509            8,160            6,916
      Net occupancy expense                                 9,475            8,449            7,093
      FDIC deposit insurance                                   27            1,580            2,769
      Other real estate owned, income
       and expense, net                                       153             (243)            (215)
      Other                                                21,876           20,266           14,946
                                                          -------------------------------------------
         Total noninterest expense                         64,557           61,584           51,393
                                                          -------------------------------------------
   Income before income taxes                              40,173           33,787           27,754
                                                          -------------------------------------------
   Provision for income taxes                              13,452           11,656            9,717
                                                          -------------------------------------------
   Net income                                           $  26,721        $  22,131        $  18,037
                                                          ===========================================

   Earnings per share                                       $2.14            $1.83            $1.57
   Dividends declared per share                             $0.71            $0.40            $0.27
   Weighted average shares outstanding                 12,468,200       12,084,731       11,472,933

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE 15>

      CHITTENDEN CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS  EQUITY
      Years ended December 31, 1996, 1995, and 1994

                                               Common                         Retained      Treasury
                                               Stock           Surplus        Earnings      Stock
                                               -----------------------------------------------------
                                                                   (in thousands)
   Balance at December 31, 1993,
    restated                                      $11,714        $61,145        $41,837    $(2,982)
   Cumulative effect of adoption
    of SFAS 115
   Net income                                                                    18,037
   Cash dividends declared
    ($0.27 per share)                                                           (3,136)
   Shares issued/forfeited under
    various stock plans, net                           39            331
   Amortization of deferred
    compensation for restricted
    stock earned
   Repurchase of common stock                                                               (6,685)
   Issuance of treasury stock                                       (15)              -          81
   Change in net unrealized loss
    on securities available for
    sale                                          -------------------------------------------------

   Balance at December 31, 1994,
    restated                                       11,753         61,461         56,738     (9,586)
   Net income                                                                    22,131
   Cash dividends declared
    ($0.40 per share)                                                           (4,803)
   Shares issued in conjunction
    with acquisition of The Bank
    of Western Massachusetts                          470          8,292                      5,514
   Shares issued/forfeited under
    various stock plans, net                          122          1,071
   Amortization of deferred
    compensation for restricted
    stock earned
   Issuance of treasury stock                                       (18)                        105
   Change in net unrealized gain
    on securities available for sale
                                                  --------------------------------------------------
   Balance at December 31, 1995,
    restated                                       12,345         70,806         74,066     (3,967)
   Net income                                                                    26,721
   Cash dividends declared
    ($0.71 per share)                                                           (8,747)
   Shares issued/forfeited under
    various stock plans, net                          334          3,917                      (853)
   Amortization of deferred
    compensation for restricted
    stock earned
   Issuance of treasury stock                                       (17)                         50
   Change in net unrealized
    gain/loss on securities
    available for sale
                                                   ------------------------------------------------
   Balance at December 31, 1996                   $12,679        $74,706        $92,040    $(4,770)
                                                   ================================================


                                              Valuation           Net
                                            Allowance for     Unrealized
                                           Net Unrealized     Gain (Loss)     Unearned
                                                Loss              on         Portion of      Total
                                                              Securities
                                            on Marketable      Available      Employee       Stock-
                                               Equity          for Sale,     Restricted     holders
                                            Securities      Net of Taxes       Stock        Equity
                                           ---------------------------------------------------------
                                                              (in thousands)
   Balance at December 31, 1993,
    restated                                        $(21)       $                 $(31)    $111,662
   Cumulative effect of adoption
    of SFAS 115                                        21          1,357                      1,378
   Net income                                                                                18,037
   Cash dividends declared
    ($0.27 per share)                                                                       (3,136)
   Shares issued/forfeited under
    various stock plans, net                                                      (116)         254
   Amortization of deferred                                                          43          43
    compensation for restricted
    stock earned
   Repurchase of common stock                                                               (6,685)
   Issuance of treasury stock                                                                    66
   Change in net unrealized loss
    on securities available for
    sale                                                         (8,298)                    (8,298)
                                                     ----------------------------------------------
   Balance at December 31, 1994,
    restated                                                     (6,941)          (104)     113,321
   Net income                                                                                22,131
   Cash dividends declared
    ($0.40 per share)                                                                       (4,803)
   Shares issued in conjunction
    with acquisition of The Bank
    of Western Massachusetts                                                          -      14,276
   Shares issued/forfeited under
    various stock plans, net                                                                  1,193
   Amortization of deferred
    compensation for restricted
    stock earned                                                                     35          35
   Issuance of treasury stock                                                                    87
   Change in net unrealized gain
    on securities available for
    sale                                                           7,709                      7,709
                                                     ------------------------------------------------
   Balance at December 31, 1995,
    restated                                                         768           (69)     153,949
   Net income                                                                                26,721
   Cash dividends declared
    ($0.71 per share)                                                                       (8,747)
   Shares issued/forfeited under
    various stock plans, net                                                                  3,398
   Amortization of deferred
    compensation for restricted
    stock earned                                                                     23          23
   Issuance of treasury stock                                                                    33
   Change in net unrealized
    gain/loss on securities
    available for sale                                             (976)                      (976)
                                                     -----------------------------------------------
   Balance at December 31, 1996                        $-         $(208)          $(46)    $174,401
                                                     ===============================================

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE 16>

      CHITTENDEN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                   Years Ended December 31,
                                                               1996          1995          1994
                                                                        (in thousands)
   CASH FLOWS FROM OPERATING ACTIVITIES:                                          Restated
      Net income                                              $  26,721     $  22,131     $  18,037
      Adjustments to reconcile net income to net
       cash provided by operating activities:
           Provision for possible loan losses                     4,183         5,000         5,500
           Depreciation and amortization                          3,551         2,840         2,560
           Amortization of intangible assets                      1,223         1,031
           Amortization of premiums, fees, and
            discounts, net                                        2,854         1,449         1,721
           Investment securities (gains) losses                      98         (205)           362
           Deferred (prepaid) income taxes                        (133)          (43)           257
           Loans originated and purchased for                 (193,833)     (159,895)     (123,626)
            sale
           Proceeds from sales of loans                         201,375       150,771       133,610
           Gains on sales of loans                              (2,720)       (1,282)       (1,208)
            Increase in Federal Home Loan Bank
             stock                                                              (374)
           Gains on sales of premises and
            equipment                                                           (225)         (425)
       Changes in assets and liabilities, net of
        effect from purchase of
        The Bank of Western Massachusetts:
           Accrued interest receivable                          (1,299)         (108)       (3,764)
           Other assets                                         (2,721)          1474       (1,865)
           Accrued expenses and other
            liabilities                                             896       (1,042)         3,728
                                                              -------------------------------------
              Net cash provided by operating
               activities                                        40,195        21,522        34,887
                                                              -------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of The Bank of Western
       Massachusetts, net of cash acquired                                    (3,455)
      Proceeds from sales of securities
       available for sale                                         9,291         9,473        46,083
      Proceeds from maturing securities and
       principal payments on securities
       available for sale                                       490,591       325,985       155,357
      Purchases of securities available for sale              (581,842)     (317,340)     (278,622)
      Proceeds from principal payments on
       securities held for investment                             9,578         6,054        11,178
      Purchases of securities held for
       investment                                               (5,047)       (6,034)      (12,772)
      Loans originated, net of principal
       repayments                                              (94,106)      (37,235)      (45,508)
      Purchases of premises and equipment                       (2,901)       (4,254)       (4,933)
      Proceeds from sales of premises and
       equipment                                                                  488           496
                                                             ---------------------------------------
           Net cash used in investing activities              (174,436)      (26,318)     (128,721)
                                                             ---------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
      Net increase in deposits                                  173,653       115,637        48,116
      Net decrease in short-term borrowings                     (1,033)      (24,884)      (58,428)
      Net increase in long-term borrowings                           56            54            53
      Proceeds from issuance of treasury and                      3,431         1,280           320
       common stock
      Dividends on common stock                                 (8,747)       (4,803)       (3,136)
      Repurchase of common stock                                                            (6,685)
                                                             ---------------------------------------
            Net cash provided by (used in)
            financing activities                                167,360        87,284      (19,760)
                                                             ---------------------------------------
   Net increase (decrease) in cash and cash
    equivalents                                                  33,119        82,488     (113,594)
   Cash and cash equivalents at beginning of
    year                                                        197,140       114,652       228,246
                                                             ---------------------------------------
   Cash and cash equivalents at end of year                    $230,259      $197,140      $114,652
                                                             =======================================
   Supplemental disclosure of cash flow
     information:
      Cash paid during the year for:
         Interest                                               $58,201       $56,410       $35,269
         Income taxes                                             9,950        11,668         7,996
      Noncash investing and financing
      activities:
         Loans transferred to other real estate
         owned                                                    2,444         5,152         2,511
         Mortgage loans securitized                                             3,665         9,228
      Acquisition of The Bank of Western
       Massachusetts:
         Fair value of assets acquired                                        229,971
         Liabilities assumed                                                (203,518)
         Common stock issued                                                 (14,276)
         Cash paid                                                             12,177

The accompanying notes are an integral part of these consolidated financial statements.


<PAGE 17>

CHITTENDEN CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

the accompanying consolidated financial statements include the accounts of Chittenden Corporation (the Company ) and its subsidiaries, Chittenden Trust Company (CTC), The Bank of Western Massachusetts (BWM), Flagship Bank and Trust Company (FBT), and Chittenden Connecticut Corporation (CCC). (CTC, BWM, and FBT are collectively referred to as the Banks. ) All material intercompany accounts and transactions have been eliminated in consolidation. All 1995 and 1994 information presented has been restated to include FBT, which was acquired on February 29, 1996 (see note 2). This transaction was accounted for as a pooling of interests.

NATURE OF OPERATIONS

CTC operates thirty-six branches throughout the state of Vermont, BWM operates five branches in the greater Springfield, Massachusetts area and FBT operates six branches in the greater Worcester, Massachusetts area. The Banks primary business is providing loans, deposits, and other banking services to commercial, individual, and public sector customers. CCC is a mortgage banking operation with offices in Southbury and Glastonbury, Connecticut.

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

SECURITIES

Under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), investments in debt securities may be classified as held for investment and measured at amortized cost only if the Company has the positive intent and ability to hold such securities to maturity. Investments in debt securities that are not classified as held for investment and equity securities that have readily determinable fair values are classified as either trading securities or securities available for sale. Trading securities are investments purchased and held principally for the purpose of selling in the near term; securities available for sale are investments not classified as trading or held for investment. Unrealized holding gains and losses on trading securities are included in earnings; unrealized holding gains and losses on securities available for sale are reported as a separate component of stockholders equity, net of applicable income taxes.

The Company adopted SFAS 115 on January 1, 1994. The majority of the Company's investment portfolio was classified as available for sale and the cumulative net unrealized holding gain of $1,357,000, net of applicable taxes, was recorded in stockholders equity. All other debt securities held are classified as held for investment as the Company has the positive intent and ability to hold such securities to maturity. Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method which approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities.

Unrealized losses which are considered other than temporary in nature are recognized in earnings.

LOANS

Loans are stated at the amount of unpaid principal, net of unearned discounts and unearned net loan origination fees. Such fees and discounts are accreted using methods that approximate the effective-interest method.

Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or more past due unless they are adequately secured and in the process of collection, or on other loans when management believes collection is doubtful. All loans considered impaired under SFAS 114 (except troubled debt restructurings), as defined below, are nonaccruing. Interest on nonaccruing loans is recognized when payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current-period interest income.

<PAGE 18>

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is based on management s estimate of the amount required to reflect the risks in the loan portfolio, based on circum-stances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of the Banks loans. Because of these inherent uncertainties, it is reasonably possible that actual losses experienced in the near term may differ from the amounts reflected in these consolidated financial statements. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

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

As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. In the case of collateral dependent loans, impairment may be measured based on the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This change in accounting policy, as prescribed by SFAS 114, did not result in a cumulative adjustment of the Company s reported financial condition. Further, adoption of SFAS 114 did not affect the Company's provision for possible loan losses for the year ended December 31, 1995.

The adoption of SFAS 114 had no impact on the Company s income recognition policy for nonaccrual loans.

LOAN ORIGINATION AND COMMITMENT FEES

Loan origination and commitment fees, and certain loan origination costs, are deferred and amortized over the contractual terms of the related loans as yield adjustments using primarily the level-yield method. When loans are sold or paid off, the unamortized net fees and costs are recognized in income. Net deferred loan fees amounted to $1,121,000 and $1,964,000 at December 31, 1996 and 1995, respectively.

PURCHASED MORTGAGE SERVICING RIGHTS

Purchased mortgage servicing rights (PMSRs) are initially recorded at the lower of cost or the present value of the estimated future net servicing income. Such amounts are amortized in proportion to and over the period of the estimated net servicing income. The Company periodically evaluates the carrying value of PMSRs for individual servicing acquisitions, compared with the present value of estimated future net servicing income. Amortization is adjusted to reflect changes in prepayment experience. PMSRs included in Other Assets amounted to $1,836,000 and $2,126,000 at December 31, 1996 and 1995, respectively.

ORIGINATED MORTGAGE SERVICING RIGHTS

As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, Accounting For Mortgage Servicing Rights ( SFAS 122 ).
SFAS 122 requires the recognition, as separate assets, of rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights. This change in accounting was adopted prospectively for mortgage loans sold on or after January 1, 1996. Mortgage servicing rights capitalized during the year ended December 31, 1996 net of amortization recorded using the proportional method, totaled $1,189,000.

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which superseded SFAS 122 effective January 1, 1997. Under the financial-components approach set forth in SFAS 125, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement also provides consistent standards for distinguishing transfers of financial assets that are

<PAGE 19>

sales from transfers that are secured borrowings. The Company expects the adoption of SFAS 125 will not have a significant impact on the Company s financial position or results of operation.

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

OTHER REAL ESTATE OWNED

Collateral acquired through foreclosure ( Other Real Estate Owned or OREO ) is recorded at the lower of the carrying amount of the loan or the fair value of the property, less estimated costs to sell, at the time of acquisition. A valuation allowance for the estimated costs to sell is charged to expense. Subsequent changes in the fair value of OREO are reflected in the valuation allowance and charged or credited to expense. Such amounts and net operating income or expense related to OREO are included in noninterest expense in the accompanying consolidated statements of income.

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

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

EARNINGS PER SHARE

The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding, adjusted for the incremental shares attributed to outstanding common stock equivalents, using the treasury stock method. Common stock equivalents include options granted under the Company's stock plans and shares to be issued under the Directors' Deferred Compensation Plan.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, amounts due from banks, interest- bearing deposits, certain money market mutual fund investments, and investments with original maturities of less than three months. Cash equivalents are accounted for at cost which approximates fair value.

TRUST DEPARTMENT

Trust department assets of approximately $2.6 billion and $2.2 billion at December 31, 1996 and 1995, respectively, held by the Banks in a fiduciary or agency capacity for customers are not included in the accompanying consolidated balance sheets as they are not assets of the Company. Trust income is recorded on the cash basis in accordance with industry practice.

CREDIT CARD INCOME

Credit card income includes annual fees and interchange income from credit cards issued by the Banks, and merchant discount income. Merchant discount income consists of the fees charged on credit card receipts submitted by the Company's business customers. Credit card income is presented net of credit card expense, which includes fees paid by the Company to credit card issuers and third-party processors. Such amounts are recognized on the accrual basis, and are presented in noninterest income in the accompanying statements of income.

<PAGE 20>

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price of the stock.

RECLASSIFICATIONS

Certain amounts in the 1995 and 1994 financial statements have been reclassified to be consistent with current year presentation.

NOTE 2 ACQUISITIONS

THE BANK OF WESTERN MASSACHUSETTS

On March 17, 1995, the Company acquired all of the outstanding shares of the common stock of The Bank of Western Massachusetts. The Company issued 980,508 shares at a price of $14.56 per share; 510,742 of the shares issued were treasury stock. The total cash outlay, including payments made with respect to outstanding stock options and warrants issued by BWM, was $12.2 million. This transaction has been accounted for as a purchase and, accordingly, the consolidated statement of income includes BWM s results of operations from the date of acquisition.

The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired, including a core deposit intangible asset, has been recorded as goodwill. The fair value of these assets and liabilities is summarized as follows (in thousands):

   Cash and cash equivalents                            $    8,715
   Securities available for sale                            42,123
   Net loans                                               158,975
   Premises and equipment                                    1,422
   Core deposit intangible                                   5,021
   Goodwill                                                  7,123
   Other real estate owned                                   1,296
   Prepaid expenses and other assets                         5,296
   Deposits                                              (176,395)
   Short-term borrowings                                  (18,980)
   Accrued expenses and other liabilities                  (8,143)
                                                         ----------
   Total acquisition cost                                $  26,453
                                                         ==========

Included in the total acquisition cost is approximately $100,000 of capitalized costs incurred in connection with the acquisition.

Following is supplemental information reflecting selected pro forma results for the Company as if this acquisition had been consummated as of January 1, 1994:

                                                 1995              1994
                                                ------------------------
                                               (in thousands, except EPS)

   Total revenue                               $103,037         $  91,008
   Income before income taxes                    33,379            28,747
   Net income                                    21,804            18,421
   Earnings per share (EPS)                        1.80              1.61

Total revenue includes net interest income and noninterest income.

<PAGE 21>

FLAGSHIP BANK AND TRUST COMPANY

On February 29, 1996, the Company acquired Flagship Bank and Trust Company (FBT) of Worcester, Massachusetts for stock. Under the agreement, FBT shareholders received 1.2 shares of Chittenden Corporation common stock for each share of FBT stock. Total shares outstanding of Chittenden Corporation stock increased by 1.6 million shares as a result of the acquisition. Based on the closing price of Chittenden stock as of February 29, 1996, the market value of the shares exchanged totaled $35.2 million. The acquisition was accounted for as a pooling of interests. Accordingly, the financial statements for 1995 and 1994 have been restated to include FBT.

Total revenue, income before income taxes, net income, and earnings per share data of the separate companies for the periods preceding the acquisition were:

                                       1995                                    1994
                        Chittenden                              Chittenden
                       Corporation       FBT       Combined    Corporation      FBT       Combined
                       ----------------------------------------------------------------------------
                                               (in thousands, except EPS)
Total Revenue           $86,176     $14,195     $100,371        $71,964   $12,683      $84,647
Income before
 Income Taxes           31,178       2,609       33,787         23,755     3,999       27,754
Net Income              20,885       1,246       22,131         15,537     2,500       18,037
Earnings per
 Share                    2.00        0.76         1.83           1.58      1.54         1.57

Total revenue includes net interest income and noninterest income.

Total transaction costs expensed in relation to the transaction were $295,000 and $1,842,000 in 1996 and 1995, respectively.

NOTE 3  SECURITIES

Investment securities at December 31, 1996 and 1995 are as follows:

                                               Amortized     Unrealized    Unrealized       Fair
                                                 Cost           Gains        Losses        Value
                                               --------------------------------------------------
   1996                                                         (in thousands)
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                    $109,606       $   440     $   (575)     $109,471
      U.S. government agency
       obligations                                  76,179           695         (167)       76,707
      Obligations of states and
       political subdivisions                       45,123                                   45,123
      Mortgage-backed securities                    51,850           245         (491)       51,604
      Corporate bonds and notes                     65,248           133         (191)       65,190
      Government bond mutual funds                  10,605             -         (502)       10,103
      Marketable equity securities                     235           103             -          338
                                                  ---------------------------------------------------
   Total securities available for
    sale                                          $358,846        $1,616      $(1,926)     $358,536
                                                  ===================================================
   SECURITIES HELD FOR INVESTMENT:
      U.S. government agency
       obligation                              $       198           $         $          $     198
      Obligations of states and
       political subdivisions                        3,466                                    3,466
      Mortgage-backed securities                    34,761            77         (252)       34,586
      Corporate bonds and notes                         25                                       25
      Other debt securities                            106                                      106
                                                ------------------------------------------------------
   Total securities held for
    investment                                   $  38,556           $77        $(252)      $38,381
                                                ======================================================
   1995
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                   $  81,625        $1,101        $(123)    $  82,603
      U.S. government agency
       obligations                                  60,448           556          (57)       60,947
      Obligations of states and
       political subdivisions                       44,853                                   44,853
      Mortgage-backed securities                    49,187           334         (194)       49,327
      Corporate bonds and notes                     30,072            70         (118)       30,024
      Government bond mutual funds                  10,605                       (288)       10,317
      Marketable equity securities                     231            20                        251
                                                 -----------------------------------------------------
   Total securities available for
    sale                                          $277,021        $2,081        $(780)     $278,322
                                                 =====================================================
   SECURITIES HELD FOR INVESTMENT:
      U.S. government agency                     $     298        $           $    (1)    $     297
       obligation
      Obligations of states and
       political subdivisions                        5,119                                    5,119
      Mortgage-backed securities                    37,747           211         (740)       37,218
                                                 ------------------------------------------------------
   Total securities held for
    investment                                     $43,164          $211        $(741)      $42,634
                                                 ======================================================

<PAGE 22>

Proceeds from sales of debt securities amounted to $9,291,000, $9,473,000 and $46,083,000 in 1996, 1995, and 1994, respectively. Realized gains on sales of debt securities were $13,000 and $246,000 in 1995 and 1994, respectively. Realized losses on sales of debt securities were $98,000, $73,000 and $142,000 in 1996, 1995, and 1994, respectively. In 1994, the Company sold government bond mutual funds at a loss of $466,000. The Company sold marketable equity securities at a gain of $265,000 in 1995.

Market value of securities pledged to secure U.S. Treasury borrowings, public deposits, securities sold under agreements to repurchase, and for other purposes required by law, amounted to $179,642,000 and $73,698,000 at December 31, 1996 and 1995, respectively.

The following table shows the maturity distribution of the amortized cost of the Company's investment securities at December 31, 1996, with a comparative total for 1995:


                                                                          After          After
                                                                         One But       Five But
                                                          Within          Within        Within
                                                            One            Five           Ten
                                                           Year           Years          Years
                                                         -----------------------------------------
                                                                     (in thousands)
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                             $  24,265       $  80,297     $  5,044
      U.S. government agency obligations                       7,439          63,940        3,000
      Obligations of states and political
       subdivisions                                           42,587           2,130          406
      Mortgage-backed securities (1)                           8,663          29,129       11,529
      Corporate bonds and notes                               17,297          47,951
      Government bond mutual funds
      Marketable equity securities
                                                          ----------------------------------------
   Total securities available for sale                       100,251         223,447       19,979
                                                          ----------------------------------------
   SECURITIES HELD FOR INVESTMENT:
       U.S. government agency obligations                        198
       Obligations of states and political
        subdivisions                                           2,549             605          312
       Mortgage-backed securities (1)                         11,944          17,868        2,389
       Corporate bonds and notes                                                               25
       Other debt securities                                                      20           51
                                                          ------------------------------------------
   Total securities held for investment                       14,691          18,493        2,777
                                                          ------------------------------------------
   Total securities                                         $114,942        $241,940      $22,756
                                                          ==========================================
   Comparative amounts at December 31, 1995                 $116,649        $155,707      $29,222

                                                           After
                                                            Ten          No Fixed
                                                           Years         Maturity        Total
                                                           -----------------------------------------
                                                                     (in thousands)
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                             $             $               $109,606
      U.S. government agency obligations                       1,800                       76,179
      Obligations of states and political
       subdivisions                                                                        45,123
      Mortgage-backed securities (1)                           2,529                       51,850
      Corporate bonds and notes                                                            65,248
      Government bond mutual funds                                            10,605       10,605
      Marketable equity securities                                               235          235
                                                           -----------------------------------------
   Total securities available for sale                         4,329          10,840      358,846
                                                           -----------------------------------------
   SECURITIES HELD FOR INVESTMENT:
       U.S. government agency obligations                                                     198
       Obligations of states and political
        subdivisions                                                                        3,466
       Mortgage-backed securities (1)                          2,560                       34,761
       Corporate bonds and notes                                                               25
       Other debt securities                                      35                          106
                                                            ----------------------------------------
   Total securities held for investment                        2,595                       38,556
                                                            ----------------------------------------
   Total securities                                           $6,924         $10,840     $397,402
                                                            ========================================
   Comparative amounts at December 31, 1995                   $7,771         $10,836     $320,185

_____________________________
(1) Maturities of mortgage-backed securities are based on forecasted mortgage loan prepayments.

<PAGE 23>

The following table shows the maturity distribution of the fair value of the Company's investment securities at December 31, 1996, with a comparative total for 1995:


                                                                             After         After
                                                                            One But      Five But
                                                             Within         Within        Within
                                                               One           Five           Ten
                                                              Year           Years         Years
                                                            ----------------------------------------
                                                                        (in thousands)
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                               $  24,338       $  80,283     $  4,850
      U.S. government agency obligations                         7,474          64,445        3,046
      Obligations of states and political
       subdivisions                                             42,587           2,130          406
      Mortgage-backed securities (1)                             8,593          28,981       11,503
      Corporate bonds and notes                                 17,259          47,931
      Government bond mutual funds
      Marketable equity securities
                                                              ---------------------------------------
   Total securities available for sale                         100,251         223,770       19,805
                                                              ---------------------------------------
   SECURITIES HELD FOR INVESTMENT:
       U.S. government agency obligations                          198
       Obligations of states and political
        subdivisions                                             2,549             605          312
       Mortgage-backed securities (1)                           11,884          17,778        2,377
       Corporate bonds and notes                                                                 25
       Other debt securities                                                        20           51
                                                              ---------------------------------------
   Total securities held for investment                         14,631          18,403        2,765
                                                              ---------------------------------------
   Total securities                                           $114,882        $242,173      $22,570
                                                              =======================================
   Comparative amounts at December 31, 1995                   $116,763        $156,635      $29,139

                                                              After
                                                               Ten         No Fixed
                                                              Years        Maturity        Total
                                                              --------------------------------------
                                                                        (in thousands)
   SECURITIES AVAILABLE FOR SALE:
      U.S. Treasury securities                                 $           $               $109,471
      U.S. government agency obligations                         1,742                       76,707
      Obligations of states and political
       subdivisions                                                                          45,123
      Mortgage-backed securities (1)                             2,527                       51,604
      Corporate bonds and notes                                                              65,190
      Government bond mutual funds                                              10,103       10,103
      Marketable equity securities                                                 338          338
                                                              ---------------------------------------
   Total securities available for sale                           4,269          10,441      358,536
                                                              ---------------------------------------
   SECURITIES HELD FOR INVESTMENT:
       U.S. government agency obligations                                                       198
       Obligations of states and political
        subdivisions                                                                          3,466
       Mortgage-backed securities (1)                            2,547                       34,586
       Corporate bonds and notes                                                                 25
       Other debt securities                                        35                          106
                                                              ---------------------------------------
   Total securities held for investment                          2,582                       38,381
                                                              ---------------------------------------
   Total securities                                             $6,851         $10,441     $396,917
                                                              =======================================
   Comparative amounts at December 31, 1995                     $7,851         $10,568     $320,956

_________________________
(1)  Maturities of mortgage-backed securities are based on forecasted mortgage loan prepayments.  The fair value adjustment is applied to the maturity distribution proportionately.  Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


<PAGE 24>

NOTE 4 LOANS

Major classifications of loans at December 31, 1996 and 1995 are as follows:

                                                       1996             1995
                                                    ---------------------------
                                                            (in thousands)

   Commercial                                       $   272,969     $   248,604
   Real estate:
      Residential                                       406,850         388,705
      Commercial                                        304,530         305,941
      Construction                                       25,084          25,796
                                                    ---------------------------
         Total real estate                              736,464         720,442
   Home equity                                           84,319          78,600
   Consumer                                             161,699         147,540
   Leases                                                41,117          12,420
                                                     --------------------------
      Total gross loans                               1,296,568       1,207,606
   Allowance for possible loan losses                  (28,096)        (27,818)
                                                     --------------------------
   Net loans                                         $1,268,472      $1,179,788
                                                     ==========================
   Mortgage loans held for sale                          $9,870         $14,692
                                                     ==========================


Leases include the estimated residual value of leased vehicles of approximately $24,207,000 and $6,821,000 at December 31, 1996 and 1995, respectively, and are net of unearned interest income of approximately $5,855,000 and $1,880,000 at those dates.

CTC's lending activities are conducted primarily in Vermont, with additional activity relating to nearby trading areas in Quebec, New York, New Hampshire, Maine, and Connecticut. BWM s lending activities are conducted primarily in the greater Springfield, Massachusetts area while FBT s lending activities are conducted primarily in the Worcester, Massachusetts area. The Banks make single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Banks make loans for the construction of residential homes, multi-family and commercial properties, and for land development. The ability and willingness of the Banks' borrowers to honor their repayment commitments are impacted by many factors, including the level of overall economic activity within the borrowers geographic areas.

Changes in the allowance for possible loan losses are summarized as follows:

                                                1996        1995         1994
                                             ---------------------------------
                                                        (in thousands)
Balance at beginning of year                 $27,818     $ 22,163     $ 21,672
Allowance of BWM at acquisition                             4,135
Provision for possible loan losses             4,183        5,000        5,500
Loan recoveries                                2,204        3,002        1,230
Loans charged off                             (6,109)      (6,482)      (6,239)
                                             ----------------------------------
Balance at end of year                       $28,096     $ 27,818     $ 22,163
                                             ==================================

The principal amount of loans on nonaccrual status was $10,601,000 and $9,939,000 at December 31, 1996 and 1995, respectively. Loans whose terms have been substantially modified in troubled debt restructurings amounted to $638,000 and $2,502,000 at December 31, 1996 and 1995, respectively.

The amount of interest which was not earned but which would have been earned had the nonaccrual and restructured loans performed in accordance with their original terms and conditions was as follows:

                                                1996        1995       1994
                                              ---------------------------------
                                                        (in thousands)
Interest income in accordance with
 original loan terms                            $1,668     $1,007      $1,453
Interest income recognized                         721        513         508
                                              ---------------------------------
Reduction in interest income                   $   947    $   494     $   945
                                              =================================

At December 31, 1996, the Banks were not committed to lend any additional funds to borrowers with loans whose terms have been restructured.

<PAGE 25>

Disclosures related to impaired loans at, and for the years ended, December 31, 1996 and 1995, are as follows:

                                                          1996      1995
                                                           (in thousands)
At December 31
 Investment in loans considered impaired
  under SFAS 114 (1)                                     $6,035    $8,162
 Impaired loans with a related loan
  loss allowance                                          4,324     3,389
 Specific loan loss allowance for
  impaired loans                                          1,190       821
 Impaired loans with no specific
  loan loss allowance                                     1,711     4,773

For the year ended
 Average recorded investment in
  impaired loans                                          7,609     9,433
 Interest income on impaired loans                          319       319
 Amount of interest income recognized
  on a cash basis                                            76       221

____________________________
(1) All such loans, except troubled debt restructurings, were on a nonaccrual basis.

Residential mortgage loans serviced for others, which are not reflected in the consolidated balance sheets, totaled approximately $1,006,853,000 and $960,212,000 at December 31, 1996 and 1995, respectively. No formal recourse provisions exist in connection with such servicing.

The following table is a summary of activity for mortgage servicing rights purchased and originated for the year ended December 31, 1996:

                                           Purchased     Originated      Total
                                           -----------------------------------
                                                       (in thousands)

   Balance at January 1, 1996                 $2,126       $      -     $2,126
   Additions                                      35          1,334      1,369
   Amortization                                 (325)          (145)      (470)
                                           ------------------------------------
   Balance at December 31, 1996               $1,836         $1,189     $3,025
                                           ====================================

SFAS 122 requires enterprises to measure the impairment of servicing rights based on the difference between the carrying amount of the servicing rights and current fair value. At December 31, 1996, no allowance for impairment in the Company s mortgage servicing rights was necessary.

<PAGE 26>

NOTE 5 PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1996 and 1995 are summarized as follows:

                                                            Estimated Original
                                    1996         1995           Useful Lives
                                    -------------------------------------------
                                             (in thousands)
   Land                              $  3,162     $  3,162             -
   Buildings and improvements           9,430        9,427       25 - 50 years
   Leasehold improvements              12,962       12,052        2 - 50 years
   Furniture and equipment             20,802       19,577        3 - 15 years
   Construction in progress               593          133
                                    -----------------------
                                        46,949       44,351
   Accumulated depreciation and
    amortization                       (22,652)     (19,404)
                                    ------------------------
                                       $24,297      $24,947

The Company is obligated under various noncancelable leases for premises and equipment expiring in various years through the year 2008. Total lease expense, less income from subleases, amounted to approximately $2,031,000, $1,849,000 and $1,273,000 in 1996, 1995, and 1994, respectively.

Future minimum rental commitments for noncancelable leases for premises and equipment with initial or remaining terms of one year or more at December 31, 1996 are as follows:

Year                                     Capital Leases      Operating Leases
--------------------------------------------------------------------------------
                                                      (in thousands)
1997                                     $     83              $  1,886
1998                                           87                 1,714
1999                                        1,755                 1,595
2000                                            -                 1,549
2001                                            -                 1,343
Thereafter                                      -                 6,897
                                         ---------------------------------------
Total minimum lease payments                1,925               $14,984
                                                          ======================
Amounts representing interest                 385
                                         -----------
Present value of net minimum
 lease payments                            $1,540
                                         ===========


NOTE 6 BORROWINGS

Short-term borrowings at December 31, 1996 and 1995 consist of the following:

                                                          1996        1995
                                                         --------------------
                                                            (in thousands)
Securities sold under agreements to repurchase:
 Due through January 6, 1997, weighted average rate
  of 9.20%                                                $10,000    $    -
 Due through January 8, 1996, weighted average rate
  of 9.20%                                                      -     10,000
 U.S. Treasury borrowings, 5.18% in 1996 and 5.16%
  in 1995, due on demand                                   13,894     11,927
 FHLB Term Advances, 5.79% in 1995 due on
  October 3, 1996                                               -      3,000
 FHLB Affordable Housing Program Advance,
  no fixed maturity, 5.79%                                     98         98
                                                          --------------------
                                                          $23,992    $25,025
                                                          ====================

Short-term borrowings are collateralized by U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans. These assets had a carrying value and a fair value of $28,019,000 and $28,006,000, respectively, at December 31, 1996, and $25,471,000 and $25,542,000, respectively, at December 31, 1995.

<PAGE 27>

The following information relates to securities sold under agreements to repurchase:

                                                              1996       1995        1994
                                                             -------------------------------
                                                                     (in thousands)
   Average balance outstanding during the year                $10,097    $11,304     $11,806
   Average interest rate during the year                        9.18%      8.83%       8.46%
   Maximum amount outstanding at any month-end                $10,000    $20,000     $20,237

The following information relates to U.S. Treasury borrowings:

                                                              1996       1995        1994
                                                              ------------------------------
                                                                      (in thousands)

   Average balance outstanding during the year                $15,282    $19,556     $20,349
   Average interest rate during the year                        5.16%      5.73%       3.74%
   Maximum amount outstanding at any month-end                $62,858    $70,669     $70,517

The following information relates to short-term FHLB borrowings:

                                                             1996       1995       1994
                                                             -------------------------------
                                                                       (in thousands)

   Average balance outstanding during the year                $2,307     $7,162     $5,954
   Average interest rate during the year                       5.77%      5.96%      5.34%
   Maximum amount outstanding at any month-end                $3,000    $12,725     $6,098

The following information relates to long-term debt:
                                                                   1996       1995
                                                                  ------------------
                                                                   (in thousands)

   FHLB Term Advance, 5.81%, due on October 19, 1998                $1,000    $1,000
   Capitalized lease obligation                                      1,540     1,484
                                                                   ------------------
                                                                    $2,540    $2,484
                                                                   ==================

The advance from the Federal Home Loan Bank of Boston is collateralized by the Company s holdings of Federal Home Loan Bank of Boston stock and residential real estate loans equal to at least 200% of the advance.

NOTE 7 INCOME TAXES

The provision for income taxes consists of the following:

                                         1996        1995       1994
                                        ------------------------------
                                               (in thousands)
   Current payable
      Federal                            $12,414     $10,713    $8,723
      State                                1,171         986       737
                                        -------------------------------
                                          13,585      11,699     9,460
   Deferred (prepaid)
      Federal                              (147)        (45)       270
      State                                   14           2      (13)
                                        -------------------------------
                                           (133)        (43)       257
                                        -------------------------------
   Provision for income taxes            $13,452     $11,656    $9,717
                                        ===============================

Current income taxes receivable, included in other assets, were $410,000 and $943,000, at
December 31, 1996 and 1995, respectively.  Current income taxes payable, included in accrued expenses and other liabilities, was $330,000 at December 31, 1996.

<PAGE 28>

The State of Vermont assesses a franchise tax for banks in lieu of a bank income tax. The franchise tax,  assessed based on deposits, amounted to approximately $562,000, $530,000, and $493,000 in 1996, 1995, and 1994, respectively.  These amounts are included in provision for income taxes in the accompanying consolidated statements of income.

The following is a reconciliation of the provision for Federal income taxes, calculated at the statutory rate of 35%, to the recorded provision for income taxes:

                                                          1996        1995       1994
                                                         -------------------------------
                                                                 (in thousands)

   Computed tax at statutory Federal rate                  $14,061     $11,826    $9,714
   Increase (decrease) in taxes from:
     Amortization of intangible assets                         166         142
     Tax-exempt interest, net                                (992)     (1,109)     (682)
     Dividends received deduction                            (238)       (214)     (134)
     State taxes, net of Federal Tax benefit                   770         449       473
     Other, net                                              (315)         562       346
                                                         --------------------------------
        Total                                              $13,452     $11,656    $9,717
                                                         ================================
   Effective income tax rate                                  33.5%       34.5%     35.0%

The components of the net deferred tax asset at December 31, 1996 and 1995 are as follows:

                                                                             1996         1995
                                                                            ----------------------
                                                                              (in thousands)
   Allowance for possible loan losses                                       $  9,209     $  8,940
   Deferred compensation and pension                                           2,332        2,522
   Other real estate owned writedowns                                             94          133
   Depreciation                                                                 (535)        (769)
   Accrued liabilities                                                           294          714
   Unrealized (gain) loss on securities available for sale                        86        (535)
   Basis differences, purchase accounting                                        387          579
   Core deposit intangible                                                    (1,614)      (1,911)
   Other                                                                         394          486
                                                                             ---------------------
                                                                             $10,647      $10,159
                                                                             =====================

NOTE 8 STOCKHOLDERS  EQUITY

TREASURY STOCK

On October 26 and November 7, 1994, the Company purchased 354,492 and 156,250 shares, Respectively, of its common stock for a total cost of $6.7 million.
On March 17, 1995, the Company issued 510,742 common shares from treasury in the acquisition of The Bank of Western Massachusetts.

DIVIDENDS

Dividends paid by the Banks are the primary source of funds available to the Company for payment of dividends to its stockholders and for other corporate needs. Applicable Federal and state statutes, regulations, and guidelines impose restrictions on the amount of dividends that may be declared by the Banks.

The Company declared dividends of $8,747,000, $4,803,000, and $3,136,000 during 1996, 1995, and 1994, respectively. These amounts represented $0.71, $0.40, and $0.27 per share.

SURPLUS

CTC is required by Vermont statute to transfer a minimum of 10% of net income from retained earnings to surplus on an annual basis. No transfer is required if net worth as a percent of deposits and other liabilities exceeds 10%.

Prior to the payment of dividends, BWM and FBT are required by Massachusetts statute to transfer an amount from retained earnings to surplus such that the total of capital stock and surplus is a minimum of 10% of deposits. Because these levels were exceeded at December 31, 1996, no transfers were made during the year.

<PAGE 29>

STOCK SPLITS

On May 24, 1996 and May 26, 1995, the Company distributed five-for-four stock splits. All historical share information presented in the consolidated financial statements has been restated to reflect these events.

NOTE 9 STOCK PLANS

The Company has two stock option plans: the 1988 Employee Stock Option plan and the 1993 Stock Incentive Plan. The Company accounts for these plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized.

Under the Stock Incentive Plan, certain key employees and directors are eligible to receive various types of stock incentives: options to purchase a specified number of shares of stock at a specified price (including incentive stock options and non-qualified stock options); restricted stock which vests after a specified period of time; non-employee directors stock options to purchase stock at predetermined prices over a five-year period. A total of 732,422 shares are allocated to the Stock Incentive Plan. At December 31, 1996 there were 694,087 shares reserved under the plan.

Information regarding the Company s stock option plans is summarized as follows:

                                     Weighted
                                   Average Price
                                    Per Share        Options
                                   -------------------------
   December 31, 1993                  $  7.51       614,943
      Granted                           10.46        37,673
      Exercised                          8.76       (19,548)
      Expired                            7.47       (60,046)
                                   -------------------------

   December 31, 1994                     7.67       573,022
      Granted                           14.21       194,815
      Exercised                          9.82      (106,785)
      Expired                           10.73       (10,225)
                                   -------------------------

   December 31, 1995                     9.37       650,827
      Granted                           25.47       177,533
      Exercised                          5.88      (324,048)
      Expired                           17.62       (25,904)
                                   -------------------------

   December 31, 1996                   $17.26       478,408
                                   =========================

If compensation cost for these plans had been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                     1996                    1995
                                 -----------------------------------
                                (in thousands, except per share data)
   Net Income
        As Reported                 $26,721                 $22,131
        Pro Forma                    26,434                  22,049

   Earnings Per Share
        As Reported                   $2.14                   $1.83
        Pro Forma                      2.12                    1.82

The SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995. Accordingly, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Of the 478,408 options outstanding at December 31, 1996, 286,759 have exercise prices between $3.20 and $16.64, with a weighted average exercise price of $12.07 and a weighted average remaining contractual life of 6.76 years. All of these options are exercisable. The remaining 191,649 options have exercise prices between $19.14 and $29.93, with a weighted average exercise price of $25.03 and a weighted average remaining contractual life of 6.83 years. Of these options, 5,397 are exercisable and their weighted average exercise price is $22.73.

<PAGE 30>

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                   1996     1995
                                  ---------------
   Expected life (years)           7.75     7.75
   Interest rate                   6.75%    6.50%
   Volatility                     25.4     25.4
   Dividend yield                  3.60     5.61


Using these assumptions, the weighted average fair value of options granted was $5.78 and $2.74 per share, in 1996 and 1995, respectively.

NOTE 10 EMPLOYEE BENEFITS

PENSION PLAN

CTC has a noncontributory pension plan covering substantially all of its employees. Benefits are based on years of service and the level of compensation during each year of employment, and accumulate using a cash balance formula. The funding policy of the Bank for the plan is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA). This contribution is based on an actuarial method that recognizes estimated future salary levels and service.

The funded status of the plan is as follows at December 31, 1996 and 1995:

                                                      1996         1995
                                                     -------------------
                                                        (in thousands)
   Vested benefits                                   $13,851     $12,699
   Nonvested benefits                                    195       1,364
                                                     -------------------
   Accumulated benefit obligation                     14,046      14,063
   Additional benefits related to
    future compensation levels                         1,680       1,766
                                                     -------------------
   Projected benefit obligation                       15,726      15,829
   Fair value of plan assets, invested
    primarily in equity securities and bonds          16,036      14,083
                                                     -------------------
   Plan assets in excess of (less than)
    projected benefit obligation                     $   310     $(1,746)
                                                     ====================

Amounts resulting from changes in actuarial assumptions used to measure the Bank's benefit obligations are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and the reconciliation of the plan assets less than the projected benefit obligation to the amounts included in the consolidated balance sheets at December 31, 1996 and 1995 are shown below:

                                                        1996           1995
                                                      -----------------------
                                                           (in thousands)

 Plan assets in excess of (less than)
  projected benefit obligation                       $     310      $(1,746)
 Unrecognized net transition asset
  being amortized over participants
  period of service                                       (118)        (130)
 Prior service cost not yet recognized in
  net periodic pension cost                             (2,659)       (3,043)
 Unrecognized net loss from past
  experience different from that assumed                   278         1,956
                                                      ------------------------
 Accrued pension cost included in accrued
  expenses and other liabilities                       $(2,189)      $(2,963)
                                                      ========================

Net pension expense, included in employee benefits in the consolidated statements of income, includes the following components:

                                             1996        1995         1994
                                           ----------------------------------
                                                      (in thousands)
 Service cost - benefits attributable
  to service during the period              $   441    $   814     $     868
 Interest cost on projected benefit
  obligation                                  1,112      1,297         1,136
 Actual return on plan assets                (1,947)    (2,301)           72
 Net amortization and deferral                  419      1,257        (1,186)
                                           -----------------------------------
 Net pension expense                       $     25     $1,067     $     890
                                           ===================================

<PAGE 31>

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%, 7.0%, and 8.0% at December 31, 1996, 1995 and 1994, respectively. Future compensation levels were estimated using average salary increases of 5.25%, 5.0%, and 6.0% at December 31, 1996, 1995 and 1994, respectively. The expected long-term rate of return on plan assets was 9.0% in 1996, 1995, and 1994.

In September 1995, the Company approved an amendment to the pension plan, effective January 1, 1996, adopting a cash balance approach. This amendment led to the reduction of the Company s pension expense from $1,067,000 in 1995 to $25,000 in 1996. Based on current actuarial assumptions, management expects future annual pension expense of approximately $600,000.

CTC has supplemental pension arrangements with certain retired employees. The liability, included in accrued expenses and other liabilities, related to such arrangements was $772,000 and $883,000 at December 31, 1996 and 1995, respectively. The Company has established a Supplemental Executive Retirement Plan (SERP) for its Chief Executive Officer. The SERP is a defined contribution plan in which contributions are accrued based upon the Company s Return on Equity (ROE). An ROE of 10% is the minimum threshold at which any contribution will be made. Benefits are payable upon attaining the age of 55, except in the event of death or disability. The liability related to the SERP, included in accrued expenses and other liabilities, was $379,000 and $234,000 at December 31, 1996 and 1995, respectively.

POSTRETIREMENT BENEFITS

In addition to providing pension benefits, CTC provides certain postretirement health care benefits to retirees who meet certain age and length of service criteria.

The Company accounts for postretirement and postemployment benefits in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render service. The Company has elected to amortize the unfunded obligation that was measured as of January 1, 1993 over a period of 20 years.

The following table reconciles the plan's funded status to the accrued post-retirement health care liability as reflected in the balance sheets at December 31, 1996 and 1995:

                                                       1996        1995
                                                      ------------------
                                                        (in thousands)
   Accumulated postretirement benefit obligation:
      Retirees                                         $  725     $   781
      Other fully eligible participants                   157         147
      Other active participants                           274         466
                                                       -------------------
                                                       $1,156       1,394
   Unrecognized actuarial gain                            340         152
   Unrecognized transition obligation                  (1,286)     (1,366)
                                                       -------------------
   Accrued postretirement health care liability        $  210     $   180
                                                       ===================

   Net postretirement health care expense includes the following components:
   Service cost - benefits attributed to service
    during the period                                   $  11      $   16
   Interest cost on accumulated postretirement
    benefit obligation                                     83         101
   Net amortization and deferral                           48          64
                                                        ------------------
   Net postretirement health care expense                $142        $181
                                                        ==================

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation at December 31, 1996 and 1995, was 7.5% and 7.0%, respectively. For measurement purposes, 7.0% and 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the respective periods.

OTHER BENEFIT PLANS

CTC has an incentive savings and profit sharing plan to provide eligible employees with a means to save and invest a portion of their earnings, supplemented by contributions from CTC. Investment in the Company's common stock is one of four investment options available to employees.

Eligible employees of CTC may contribute, by salary reductions, up to 6% of their compensation as a basic employee contribution and may contribute up to an additional 10% of their compensation as a supplemental employee contribution. CTC makes an incentive savings contribution in an amount equal to 35% of each employee's basic contribution. In 1996, 1995, and 1994, 49,422, 38,580 and

<PAGE 32>

22,795 shares, respectively, of the Company's common stock were purchased through the incentive savings and profit sharing plan; $290,000, $274,000, and $214,000, respectively, were charged to expense for contributions and payments made, or to be made, under the plan.

CTC may also make an additional matching contribution based on the extent to which the annual corporate profitability goal established by the Board of Directors is met. Expenses related to achievement of profitability goals totaled $319,000, $364,000, and $214,000, in 1996, 1995, and 1994, respectively.

CTC also has an Executive Management Incentive Compensation Plan. Executives performing at defined levels of responsibility are eligible to participate in the plan. Incentive award payments are determined on the basis of corporate profitability and individual performance, with incentive awards ranging from zero to 100% of annual compensation. These awards are paid over a four-year period, contingent upon meeting profitability goals in subsequent years. Expenses for this plan totaled $769,000, $599,000, and $529,000 in 1996, 1995, and 1994, respectively.

The Company has a Directors' Deferred Compensation Plan. Under the plan, Directors may defer fees and retainers that would otherwise be payable currently. Deferrals may be made to an uninsured interest account or an account recorded in equivalents of the Company's common stock. Expenses for this plan totaled $365,000, $183,000, and $202,000 for 1996, 1995, and 1994, respectively.
Shares which will be issued under the plan totaled 168,505 at December 31, 1996.

BWM and FBT have separate 401(k) plans under which $178,000 and $157,000 were contributed by those banks in 1996 and 1995, respectively.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of their customers and to reduce their own exposure to fluctuations in interest rates, the Banks are parties to financial instruments with off-balance sheet risk, held for purposes other than trading. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument, for loan commitments and standby letters of credit, is represented by the contractual amount of those instruments, assuming that the amounts are fully advanced and that collateral or other security is of no value. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit,is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

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

Financial instruments whose contractual amounts represent off-balance sheet risk at December 31, 1996 and 1995 are as follows:

                                                          1996         1995
                                                         -------------------
                                                            (in thousands)

   Commitments to originate loans                        $33,450    $  34,189
   Unused lines of credit                                172,240      189,317
   Standby letters of credit                              24,231       13,329
   Unadvanced portions of construction loans              11,635        9,268
   Equity commitments to limited partnerships                675            -

<PAGE 33>

NOTE 12 COMMITMENTS AND CONTINGENCIES

As nonmembers of the Federal Reserve System, the Banks are required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in cash and cash equivalents, was $27,189,000 and $25,520,000 at December 31, 1996 and 1995, respectively.

CTC and FBT have contracts for data processing services that extend to July 1998 and April 1999, respectively. Base fees required to be paid during the remaining terms of the contracts are approximately $6,785,000. Total fees to be paid may be the same as or exceed the base fees depending on additional services rendered and consumer price index changes during the remaining term of the contract.

The Company has entered into severance agreements with several members of senior management. Payments under these agreements are triggered by a change of control and subsequent termination of employment under certain circumstances and are equal to 1.5 to 2.99 times annual salary for the individual participating members of senior management.

Various legal claims against the Company arising in the normal course of business were outstanding at December 31, 1996. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on financial condition or results of operations.

NOTE 13 OTHER NONINTEREST EXPENSE

The components of other noninterest expense for the years presented are as follows:

                                             1996         1995       1994
                                            ------------------------------
                                                    (in thousands)

   Data processing                          $  5,023    $ 4,463     $ 3,906
   Amortization of intangible assets           1,223      1,031           -
   Legal and professional                      1,453      1,254         985
   Other                                      14,177     13,518      10,055
                                            --------------------------------
                                             $21,876    $20,266     $14,946
                                            ================================

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

An analysis of loans to directors and executive officers of the Banks and their associates, for 1996, is as follows (in thousands):

         Balance at                                           Balance at
     December 31, 1995      Additions     Reductions      December 31, 1996
    ------------------------------------------------------------------------
           $8,104             $4,519        $3,763              $8,860
    =========================================================================

BWM does business with several businesses controlled by members of its Board of Directors. Amounts paid for rent, marketing, legal services, and insurance to these businesses totaled $439,000 and $370,000 in 1996 and 1995, respectively.

FBT purchases loans from a finance company controlled by a member of its Board of Directors. Prepaid interest advanced to this company totaled $1,205,000, $238,000, and $47,000 in 1996, 1995, and 1994, respectively.

A construction company, whose principal owner is a member of the Board of Directors of the Company and of CTC, was hired in 1994 to build a new banking facility for CTC. CTC paid the construction company approximately $2,391,000 and $1,575,000 in 1995 and 1994, respectively.

<PAGE 34>

NOTE 15 QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial data for 1996 and 1995 is presented below:


   1996                                                        Three Months Ended
                                                March 31      June 30      Sept. 30       Dec. 31
                                               ---------------------------------------------------
                                                    (in thousands, except per share amounts)

   Total interest income                           $34,656      $35,040        $35,941      $36,955
   Total interest expense                           14,592       14,397         14,828       14,782
                                                   -------------------------------------------------
   Net interest income                              20,064       20,643         21,113       22,173
   Provision for possible loan losses                  983        1,025            850        1,325
   Noninterest income                                6,132        6,337          6,306        6,145
   Noninterest expense                              16,092       15,934         16,252       16,279
                                                   -------------------------------------------------
   Income before income taxes                        9,121       10,021         10,317       10,714
   Provision for income taxes                        3,108        3,324          3,440        3,580
                                                   -------------------------------------------------
   Net income                                     $  6,013     $  6,697       $  6,877     $  7,134
                                                   ==================================================

   Earnings per share                            $    0.49    $    0.54      $    0.55    $    0.57
   Dividends declared per share                  $    0.11    $    0.20      $    0.20    $    0.20


   1995                                                        Three Months Ended
                                                March 31      June 30      Sept. 30       Dec. 31
                                                ------------------------------------------------------
                                                    (in thousands, except per share amounts)

   Total interest income                           $29,812      $34,558        $35,164      $35,569
   Total interest expense                           12,191       14,835         14,806       14,940
                                                 -----------------------------------------------------
   Net interest income                              17,621       19,723         20,358       20,629
   Provision for possible loan losses                1,150          800          1,400        1,650
   Noninterest income                                5,196        5,387          5,795       5,662
   Noninterest expense(1)                           13,593       15,611         15,051       17,329
                                                  ----------------------------------------------------
   Income before income taxes                        8,074        8,699          9,702        7,312
   Provision for income taxes                        2,732        2,993          3,262        2,669
                                                  ----------------------------------------------------
   Net income                                     $  5,342     $  5,706       $  6,440     $  4,643
                                                  ====================================================
   Earnings per share                            $    0.47    $    0.47      $    0.52    $    0.38
   Dividends declared per share                  $    0.08    $    0.10      $    0.11    $    0.11

___________________________
(1) Merger expenses of $1,703,000 related to the FBT acquisition were recognized in the fourth quarter. Also, noninterest expense increased in the fourth quarter due to accruals for various performance-based incentive plans.


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

The fair value of performing commercial and real estate loans is estimated by discounting cash flows through the estimated maturity using discount rates that reflect the expected maturity and the credit and interest rate risk inherent in

<PAGE 35>

such loans. The fair value of nonperforming commercial and real estate loans is estimated using historical net charge- off experience applied to the nonperforming balances. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value of home equity, credit card, leasing, and other consumer loans is estimated based on secondary market prices for asset-backed securities with similar characteristics.

PURCHASED MORTGAGE SERVICE RIGHTS & ORIGINATED MORTGAGE SERVICE RIGHTS

The fair value is estimated by discounting the future cash flows through the estimated maturity of the underlying mortgage loans.

DEPOSITS

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and N.O.W. accounts, and money market and checking accounts, is equal to the amount payable on demand,that is, the carrying amount. The fair value of certificates of deposit and retirement accounts is based on the discounted value of contractual cash flows. The discount rate used is based on the estimated rates currently offered for deposits of similar remaining maturities.

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

ASSUMPTIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about specific financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Banks entire holdings of a particular financial instrument. Because no active observable market exists for a significant portion of the Banks financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of the Company s financial instruments are as follows:

                                          December 31,
                               -----------------------------------
                                       1996              1995
                               ------------------------------------
                                Carrying Amount       Fair Value
                               ------------------------------------
                                            (in thousands)
Financial assets:
 Cash and cash equivalents         $   230,259       $   230,259
 Securities available for sale         358,536           358,536
 Securities held for investment         38,556            38,381
 Federal Home Loan Bank Stock            5,591             5,591
 Loans, net                          1,268,472         1,271,139
 Mortgage loans held for sale            9,870             9,870
 Mortgage servicing rights               3,025             3,938

Financial liabilities:
 Deposits:
 Demand                                 286,932           286,932
 Savings                                961,902           961,902
 Time:
  Certificates of deposit $100,000
   and over                             104,295           104,346
  Other time deposits                   408,450           409,303
 Short-term borrowings                   23,992            23,992
 Long-term debt                           2,540             2,540
 Commitments                                121               105


                                                 December 31,
                                      ---------------------------------
                                                    1995
                                      ---------------------------------
                                      Carrying Amount       Fair Value
                                      ---------------------------------
                                                  (in thousands)
Financial assets:
 Cash and cash equivalents           $   197,140      $    197,140
 Securities available for sale           278,322           278,322
 Securities held for investment           43,164            42,634
 Federal Home Loan Bank Stock              5,591             5,591
 Loans, net                            1,179,788         1,191,666
 Mortgage loans held for sale             14,692            14,692
 Mortgage servicing rights                 2,126             2,126

Financial liabilities:
 Deposits:
  Demand                                 252,421           252,421
  Savings                                807,132           807,132
  Time:
   Certificates of deposit $100,000
    and over                             105,604           105,755
   Other time deposits                   422,566           423,529
 Short-term borrowings                    25,025            25,025
 Long-term debt                            2,484             2,484
 Commitments                                 130               125

<PAGE 36>

NOTE 17 PARENT COMPANY FINANCIAL STATEMENTS

CHITTENDEN CORPORATION (PARENT COMPANY ONLY)

BALANCE SHEETS                                     December 31,
                                              ---------------------
                                                 1996         1995
                                              ---------------------
                                                   (in thousands)
   Assets                                                   Restated
   Cash and cash equivalents                   $  9,732     $  6,621
   Investment securities                            330          247
   Investment in bank subsidiaries
    at equity in net assets                     164,240      146,813
   Other assets                                     376          323
                                               ---------------------
      Total assets                             $174,678     $154,004
                                               =====================


   Liabilities and stockholders' equity
   Liabilities:
      Accrued expenses and other
       liabilities                             $    277     $     55
                                               ---------------------
        Total liabilities                           277           55
                                               ---------------------
   Total stockholders' equity                   174,401      153,949
                                               ---------------------
        Total liabilities and
         stockholders equity                   $174,678     $154,004
                                               =====================

STATEMENTS OF INCOME                          Years Ended December 31,
                                          ------------------------------
                                          1996         1995         1994
                                          ------------------------------
                                                    (in thousands)
   Operating income:                                      Restated
      Dividends from bank
       subsidiaries                     $10,383      $17,324      $13,573
      Dividends from investment
       securitie                             11           10           19
      Interest income                        92          135           13
                                        ---------------------------------
         Total operating income          10,486       17,469       13,605
                                        ---------------------------------
   Operating expense                        929          610        1,268
                                        ---------------------------------
         Total operating expense            929          610        1,268
                                        ---------------------------------
   Income before income taxes and
    equity in undistributed earnings
     of subsidiaries                      9,557       16,859       12,337
   Income tax benefit                       260          143          420
                                        ---------------------------------
   Income before equity in undistributed
    earnings of subsidiaries              9,817       17,002       12,757
   Equity in undistributed earnings
    of bank subsidiaries                 16,904        5,129        5,280
                                        ---------------------------------
   Net income                           $26,721      $22,131      $18,037
                                        =================================


STATEMENTS OF CASH FLOWS                     Years Ended December 31,
                                         --------------------------------
                                          1996         1995         1994
                                         --------------------------------
                                                  (in thousands)
Cash flows from operating activities:                      Restated
  Net income                             $26,721      $22,131      $18,037
  Adjustments to reconcile net income
   to net cash provided by operating
    activities:
     Equity in undistributed earnings
       of bank subsidiaries              (16,904)      (5,129)      (5,280)
   (Increase) decrease in other
    assets                                  (136)          404        (252)
   Increase (decrease) in accrued
    expenses and other liabilities           (29)         (96)          105
                                         ----------------------------------
     Net cash provided by
      operating activities                 9,652       17,310        12,610
                                         ----------------------------------
Cash flows from investing activities:
  Purchase of The Bank of Western
   Massachusetts                                -     (12,177)             -
                                         -----------------------------------
   Net cash used in investing
    activities                                  -     (12,177)             -
                                         -----------------------------------
Cash flows from financing activities:
  Proceeds from issuance of treasury and
   common stock                            2,206        1,280          320
      Dividends on common stock           (8,747)      (4,803)      (3,136)
      Repurchase of common stock                -            -      (6,685)
                                         -----------------------------------
       Net cash used in financing
        activities                        (6,541)      (3,523)      (9,501)
                                         -----------------------------------
      Net increase in cash and cash
       equivalents                         3,111        1,610        3,109
      Cash and cash equivalents at
       beginning of year                   6,621        5,011        1,902
                                         ----------------------------------
      Cash and cash equivalents at
       end of year                      $  9,732     $  6,621      $ 5,011
                                         ==================================

<PAGE 37>

NOTE 18 REGULATORY MATTERS

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Each entity s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company and the Banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately or well-capitalized, the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below. There are no conditions or events since that date that management believes have changed the institutions categories.

The Company's and the Banks actual capital amounts (dollars in thousands) and ratios are presented in the following tables:


                                                               For Capital
                                           Actual            Adequacy Purposes
                                     ------------------------------------------
                                     Amount      Ratio       Amount      Ratio
                                     ------------------------------------------
As of December 31, 1996:
Total Capital (to Risk
 Weighted Assets):
  Consolidated                      $180,962     13.06%      $110,822    8.00%
Chittenden Trust Company             126,285      12.51        80,736     8.00
 Bank of Western Massachusetts        21,270      11.44        14,878     8.00
 Flagship Bank & Trust                23,364      12.21        15,302     8.00
Tier 1 Capital (to Risk
 Weighted Assets):
  Consolidated                        163,513      11.71        55,837     4.00
Chittenden Trust Company              113,577      11.17        40,666     4.00
 Bank of Western Massachusetts         18,918      10.05         7,528     4.00
 Flagship Bank & Trust                 20,961      10.90         7,690     4.00
Tier 1 Capital (to Average
 Assets):
  Consolidated                        163,513       8.58        76,245     4.00
Chittenden Trust Company              113,577       8.42        53,968     4.00
 Bank of Western Massachusetts         18,918       7.85         9,642     4.00
 Flagship Bank & Trust                 20,961       6.85        12,238     4.00

                                                       To Be Well
                                                    Capitalized Under
                                                    Prompt Correction
                                                    Action Provisions:
                                                   -------------------
                                                    Amount      Ratio
                                                   -------------------
As of December 31, 1996:
Total Capital (to Risk  Weighted Assets):
 Consolidated                                           N/A        N/A
Chittenden Trust Company                           $100,920     10.00%
 Bank of Western Massachusetts                       18,598      10.00
 Flagship Bank & Trust                               19,128      10.00
Tier 1 Capital (to Risk Weighted Assets):
 Consolidated                                           N/A        N/A
Chittenden Trust Company                             60,999       6.00
 Bank of Western Massachusetts                       11,292       6.00
 Flagship Bank & Trust                               11,534       6.00
Tier 1 Capital (to Average Assets):
 Consolidated                                           N/A        N/A
Chittenden Trust Company                             67,460       5.00
 Bank of Western Massachusetts                       12,053       5.00
 Flagship Bank & Trust                               15,297       5.00

<PAGE 38>

                                                                             For Capital
                                                         Actual            Adequacy Purposes
                                                    ----------------------------------------
                                                    Amount      Ratio      Amount      Ratio
                                                    ----------------------------------------
As of December 31, 1995 (unaudited):
Total Capital (to Risk Weighted Assets):
 Consolidated                                        $157,326   12.53%      $100,437    8.00%
 Chittenden Trust Company                             112,665    12.42        72,559     8.00
 Bank of Western Massachusetts                         18,512    10.54        14,048     8.00
 Flagship Bank & Trust                                 19,347    11.21        13,810     8.00
Tier 1 Capital (to Risk Weighted Assets):
 Consolidated                                         141,453    11.16        50,697     4.00
 Chittenden Trust Company                             101,215    11.05        36,639     4.00
 Bank of Western Massachusetts                         16,290     9.16         7,112     4.00
 Flagship Bank & Trust                                 17,149     9.89         6,937     4.00
Tier 1 Capital (to Average Assets):
 Consolidated                                         141,453     8.05        70,280     4.00
 Chittenden Trust Company                             101,215     8.01        50,572     4.00
 Bank of Western Massachusetts                         16,290     7.18         9,080     4.00
 Flagship Bank & Trust                                 17,149     6.43        10,675     4.00

                                                         To Be Well
                                                      Capitalized Under
                                                      Prompt Correction
                                                      Action Provisions:
                                                    --------------------
                                                       Amount      Ratio
                                                    --------------------
As of December 31, 1995 (unaudited):
Total Capital (to Risk Weighted Assets):
 Consolidated                                             N/A      N/A
 Chittenden Trust Company                           $  90,698   10.00%
 Bank of Western Massachusetts                         17,560    10.00
 Flagship Bank & Trust                                 17,263    10.00
Tier 1 Capital (to Risk Weighted Assets):
 Consolidated                                             N/A      N/A
 Chittenden Trust Company                              54,958     6.00
 Bank of Western Massachusetts                         10,667     6.00
 Flagship Bank & Trust                                 10,406     6.00
Tier 1 Capital (to Average Assets):
 Consolidated                                             N/A      N/A
 Chittenden Trust Company                              63,215     5.00
 Bank of Western Massachusetts                         11,350     5.00
 Flagship Bank & Trust                                 13,344     5.00


NOTE 19 SUBSEQUENT EVENT

On January 16, 1997, the Company s Board of Directors authorized the repurchase of up to one million shares of the Company s common stock in negotiated transactions or open market purchases. The authorized repurchases may be made over a period of up to two years and will be used to fund obligations for employee and director stock ownership plans.

<PAGE 39>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHITTENDEN CORPORATION:

We have audited the accompanying consolidated balance sheets of Chittenden Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chittenden Corporation and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective January 1, 1996, the Company changed its method of accounting for originated mortgage servicing rights.

S/ARTHUR ANDERSEN LLP
Boston, Massachusetts
January 16, 1997

<PAGE 40>

FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY
                                                                 Years Ended December 31,
                                                           ----------------------------------------
                                                            1996           1995           1994
                                                           ----------------------------------------
                                                           (in thousands, except share amounts)
   Statements of income:
      Interest income                                        $142,592       $135,103       $101,383
      Interest expense                                         58,599         56,772         36,088
                                                            ----------------------------------------
      Net interest income                                      83,993         78,331         65,295
      Provision for possible loan losses                        4,183          5,000          5,500
      Net interest income after provision for
       possible loan losses                                    79,810         73,331         59,795
      Noninterest income                                       24,920         22,040         19,352
      Noninterest expense                                      64,557         61,584         51,393
                                                            ----------------------------------------
      Income before provision for income
       taxes                                                   40,173         33,787         27,754
      Provision for income taxes                               13,452         11,656          9,717
                                                            -----------------------------------------
      Income before cumulative effect of
       change in accounting principle                          26,721         22,131         18,037
      Cumulative effect of change in
       accounting principle                                         -              -              -
                                                            ------------------------------------------
      Net income                                            $  26,721      $  22,131      $  18,037
                                                            ==========================================
   Total assets at year-end                                $1,988,746     $1,794,704     $1,461,419
   Long-term debt at year-end                                   2,540          2,484          1,528

   Balance sheets - average daily balances:
      Total assets                                         $1,841,944     $1,687,803     $1,436,462
      Loans, net of allowance                               1,241,166      1,146,239        960,807
      Investment securities and interest-
       bearing cash equivalents                               451,670        404,380        362,510
      Total deposits                                        1,627,834      1,486,500      1,268,338
      Long-term debt                                            2,514          1,662          1,406
      Total stockholders  equity                              162,823        138,641        115,439
   Per common share:
      Net income                                                $2.14          $1.83          $1.57
      Cash dividends declared                                    0.71           0.40           0.27
      Book value                                                14.21          12.85          10.43
   Weighted average shares outstanding                     12,468,200     12,084,731     11,472,933

   Selected financial percentages:
      Return on average total assets                            1.45%          1.31%          1.25%
      Return on average stockholders' equity                    16.41          15.96          15.62
      Interest rate spread                                       4.23           4.34           4.37
      Net yield on earning assets                                4.99           5.08           4.95
      Net charge-offs as a percent of average
       loans                                                     0.31           0.30           0.51
      Nonperforming assets ratio1                                1.04           1.25           1.08

      Allowance for possible loan losses as a
       percent of year-end loans                                 2.17           2.30           2.18
      Year-end leverage capital ratio                            8.58           8.05           8.10
      Risk-based capital ratios:
         Tier 1                                                 11.71          11.16          11.40
          Total                                                 13.06          12.53          12.76
      Average stockholders  equity to average
       assets                                                    8.84           8.21           8.03
      Common stock dividend payout ratio(2)                     32.73          21.71          17.38

                                                              Years Ended December 31,
                                                            ----------------------------
                                                            1993               1992
                                                            ----------------------------
                                                          (in thousands, except share amounts)
   Statements of income:
      Interest income                                         $93,889       $101,877
      Interest expense                                         34,395         47,421
                                                            ----------------------------
      Net interest income                                      59,494         54,456
      Provision for possible loan losses                        8,135         11,096
      Net interest income after provision for
       possible loan losses                                    51,359         43,360
      Noninterest income                                       22,793         19,983
      Noninterest expense                                      54,263         52,059
                                                            ----------------------------
      Income before provision for income                       19,889         11,284
       taxes
      Provision for income taxes                                6,387          2,865
                                                            ----------------------------
      Income before cumulative effect of
       change in accounting principle                          13,502          8,419
      Cumulative effect of change in
       accounting principle                                      (575)             -
                                                            ----------------------------
      Net income                                              $12,927     $    8,419
                                                            ============================
   Total assets at year-end                                $1,466,292     $1,397,552
   Long-term debt at year-end                                   4,377          7,384

   Balance sheets - average daily balances:
      Total assets                                         $1,379,830     $1,361,189
      Loans, net of allowance                                 975,027        976,083
      Investment securities and interest-
       bearing cash equivalents                               291,414        267,698
      Total deposits                                        1,200,778      1,188,535
      Long-term debt                                            1,360          3,336
      Total stockholders  equity                              105,732         95,008
   Per common share:
      Net income                                                $1.14          $0.74
      Cash dividends declared                                    0.13           0.07
      Book value                                                 9.96           8.78
   Weighted average shares outstanding                     11,314,546     11,328,386

   Selected financial percentages:
      Return on average total assets                            0.94%          0.62%
      Return on average stockholders  equity                    12.23           8.86
      Interest rate spread                                       4.22           3.87
      Net yield on earning assets                                4.70           4.43
      Net charge-offs as a percent of average
       loans                                                     0.59           0.92
      Nonperforming assets ratio1                                1.92           2.98
      Allowance for possible loan losses as a
       percent of year-end loans                                 2.22           1.92
      Year-end leverage capital ratio                            7.94           7.14
      Risk-based capital ratios:
         Tier 1                                                 10.91           9.55
          Total                                                 12.25          10.91
      Average stockholders  equity to average
       assets                                                    7.66           6.98
      Common stock dividend payout ratio2                       11.70           9.81

__________________________
(1)  The sum of nonperforming assets (nonaccrual loans, restructured loans, and other real estate owned) divided by the sum of total loans and other real estate owned
(2)  Common stock cash dividends declared divided by net income
(3)  All information for the years 1992-1995 has been restated to include FBT, which was acquired on February 29, 1996, and accounted for as a pooling of interests.

<PAGE 41>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS

For the Years Ended December 31, 1996, 1995, and 1994

OVERVIEW

The following discussion and analysis of financial condition and results of operations of Chittenden Corporation ( Chittenden or the Company ) and its subsidiaries, Chittenden Trust Company (CTC), The Bank of Western Massachusetts
(BWM), Flagship Bank and Trust Company (FBT), (collectively, the Banks ), and Chittenden Connecticut Corporation should be read in conjunction with the consolidated financial statements and notes thereto and selected statistical information appearing in this annual report.

On March 17, 1995, the Company acquired all of the outstanding shares of BWM for a combination of cash and common stock of the Company. The transaction has been accounted for as a purchase and, accordingly, the consolidated statements of income for 1996 and 1995 include BWM s results of operations for the period from the acquisition date.

On February 29, 1996, the Company acquired all of the outstanding shares of FBT in exchange for 1.6 million shares of Chittenden stock. The transaction has been accounted for as a pooling of interests and, accordingly, all historical financial information has been restated to reflect the acquired bank.

Chittenden reported net income of $26.7 million for 1996, up from $22.1 million for 1995, and $18.0 million in 1994. Total assets at December 31, 1996 were $2.0 billion, up from $1.8 billion at year-end 1995. The return on average assets was 1.45% for 1996, up from 1.31% in 1995 and 1.25% in 1994. The return on average stockholders' equity was 16.41% for 1996, compared with 15.96% for 1995 and 15.62% for 1994.

The growth in total assets of the Company from year-end 1995 to year-end 1996 was distributed across all three banks and was concentrated in loans as well as investments. Earnings continued their upward trend in 1996 due to several factors. Net interest income increased $5.7 million to $84.0 million due to the higher level of average earning assets, which offset a decrease in the net yield from 5.08% to 4.99%. The provision for possible loan losses was $4.2 million, down $817,000 from the 1995 level reflecting continued strength in asset quality. Revenues from noninterest sources were $24.9 million, up $2.9 million, led by higher gains on sales of mortgage loans and by higher net credit card processing revenues. The increase in mortgage gains was attributable to the adoption of SFAS No. 122, effective January 1, 1996, which requires the capitalization of originated servicing rights related to loans sold on a servicing retained basis. An additional $1.3 million in gains representing the value of the mortgage servicing rights were recognized in 1996. Net credit card revenue increased 16% to $4.2 million as a result of higher processing volumes in 1996 over 1995 levels. Noninterest expense, at $64.6 million, increased by $3.0 million. Total noninterest expenses were $1.6 million higher in 1996 than in the previous year due to the completion of the BWM acquisition late in the first quarter of 1995. Considering the effect of including The Bank of Western Massachusetts for the full year, noninterest expenses were up 2% for 1996 compared to the previous year.

The $4.1 million increase in net income from 1994 to 1995 resulted from
improvements in several elements of earnings.   Net interest income increased
$13.0 million to $78.3 million due to the higher level of average earning assets contributed by the BWM acquisition, as well as to an increase in the net yield. The provision for possible loan losses was $5.0 million, down $500,000 from the 1994 level reflecting continued strength in asset quality. Revenues from noninterest sources were $22.0 million, up $2.7 million, led by higher credit card processing revenues and higher service charges on deposit accounts. Noninterest expense, at $61.6 million, increased by $10.2 million, owing primarily to increased salaries and employee benefits costs of $4.7 million approximately half of which resulted from the inclusion of the Bank of Western Massachusetts since its March 17, 1995 acquisition date. Other increases in noninterest expense included transaction costs related to the acquisition of FBT totalling $1.8 million in 1995 and increased amortization of intangible assets relating to the BWM acquisition totalling $1.0 million. Despite a lower effective tax rate, the 1995 income tax provision of $11.7 million exceeded the 1994 provision by $1.9 million, as the level of taxable income increased.

<PAGE 42>

FINANCIAL CONDITION

LOANS

Chittenden's gross loan portfolio increased by $89.0 million during 1996, to end the year at $1,296.6 million. In addition, the overall proportions of commercial-related and consumer types of loans changed from the mix at the end of 1995. The Company continues to pursue its strategy of gradually shifting the loan mix through continued focus on commercial and non-real estate consumer lending simultaneous with secondary market sales of originated fixed-rate residential mortgage loans. Growth in non-residential consumer loans, including leases, was $42.9 million or 27% from the previous year, while non-real estate commercial loan growth was $24.4 million or 10% from year-end 1995. More modest growth was seen in the real estate portfolio, which increased $16.0 million or 2.2%.

The classification of the Company s loan portfolio is based on underlying collateral. At December 31, 1996, commercial loans secured by non-real estate business assets totaled $273.0 million, or 21% of total loans, up from the $248.6 million, or 21% of total loans, posted at year-end 1995. Commercial real estate loans, representing slightly less than one quarter of the portfolio, stood at $304.5 million at year-end 1996, down slightly from $305.9 million at December 31, 1995. Construction loans amounted to $25.1 million at December 31, 1996, down slightly from $25.8 million the year before.

Residential real estate loans stood at $406.9 million at year-end 1996, up from $388.7 million at December 31, 1995. Reflecting the shift in the Company s loan mix noted above, this category represented 31% of the portfolio at year-end 1996, down from 32% at year-end 1995. In total, $264.2 million in mortgages were originated during 1996, up from $193.0 million during 1995. Secondary market sales of mortgage loans totaled $201.4 million in 1996, up from $150.8 million in 1995. The Company underwrites substantially all of its residential mortgages to secondary market standards. During 1996, the Company continued to follow its policy of selling substantially all of its fixed-rate residential mortgage production on a servicing-retained basis.

The portfolio of residential mortgages serviced for investors continued to grow, totaling $1,006.9 million at December 31, 1996, up from $960.2 million at year-end 1995. These assets are owned by investors other than Chittenden and there-fore are not included in the consolidated balance sheets of the Company. Of the loans serviced, $838.2 million were originated by the Company. During 1995, the Company acquired substantially all of the servicing portfolio of CUMEX, a Massachusetts mortgage company. For $1.8 million, the Company purchased rights to service a portfolio of $130.2 million in residential mortgages in its market area.

The outstanding balances on home equity lines totaled $84.3 million at December 31, 1996, up from $78.6 million the previous year. The unused portion of these lines totaled $80.5 million at December 31, 1996, up from $75.2 million at year-end 1995.

Consumer loans increased significantly again in 1996, ending the year at $202.8 million, compared with $160.0 million at year-end 1995. This increase resulted from the Company's movement into the indirect auto lending and leasing market, which reflects the Company's emphasis on responding to the marketplace through the development of correspondent bank and dealer relationships. Under the arrangements with smaller correspondent banks, the Company acquires indirect installment loans which the smaller banks do not have balance sheet capacity to retain. The Company underwrites all its indirect automotive loans, maintaining the same credit standards as for car loans originated in its branch offices. Indirect installment lending through auto dealers was up $15.0 million from year-end 1995 to $94.7 million at the end of 1996. During 1995, the Company began offering auto leases through its dealer base. This product is underwritten and priced similarly to indirect installment auto loans. Lease financing receivables outstanding at December 31, 1996 were $41.1 million, up from $12.4 million a year earlier. Contrary to these trends, direct installment and credit card balances at December 31, 1996 stood at $43.0 million and $24.0 million, respectively, compared with $42.4 million and $25.4 million at the end of 1995. Unused portions of credit card lines totaled $72.5 million at the end of 1996, up from $66.4 million one year earlier.

The Company s lending activities are conducted in market areas focused in Vermont and western and central Massachusetts, with additional activity related to nearby trading areas in Quebec, New York, New Hampshire, Maine, and Connecticut. In addition to the portfolio diversification described above, the loans are widely diversified by borrowers and industry groups.

<PAGE 43>

The following table shows the composition of the loan portfolio for the five years ended December 31, 1996:

                                                                  December 31,
                                                     --------------------------------------
                                                     1996             1995            1994
                                                     --------------------------------------
                                                                 (in thousands)
   Commercial                                       $   272,969     $   248,604      $   146,982
   Real estate:
      Residential                                       406,850         388,705          372,344
      Commercial                                        304,530         305,941          258,023
      Construction                                       25,084          25,796           18,813
   Home equity                                           84,319          78,600           76,457
   Consumer                                             161,699         147,540          143,250
   Leases                                                41,117          12,420
                                                     --------------------------------------------
   Total gross loans                                  1,296,568       1,207,606        1,015,779
   Allowance for possible loan losses                  (28,096)        (27,818)         (22,163)
                                                     --------------------------------------------
   Net loans                                         $1,268,472      $1,179,788      $   993,616
                                                     ============================================
   Mortgage loans held for sale                          $9,870         $14,692           $2,870

                                                          December 31,
                                                     ----------------------
                                                     1993             1992
                                                     ----------------------
                                                         (in thousands)

   Commercial                                        $ 139,963      $  156,203
   Real estate:
      Residential                                       362,292         382,672
      Commercial                                        252,824         239,607
      Construction                                       20,994          24,483
   Home equity                                           75,759          83,219
   Consumer                                             125,423         124,778
   Leases                                                     -               -
                                                      --------------------------
   Total gross loans                                    977,255       1,010,962
   Allowance for possible loan losses                   (21,672)        (19,392)
                                                      --------------------------
   Net loans                                          $ 955,583     $   991,570
                                                      ==========================
   Mortgage loans held for sale                       $ 11,646           $7,971


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

A loan is classified as a restructured loan when the interest rate is reduced and/or other terms are modified because of the inability of the borrower to service debt at current market rates and terms. Other real estate owned ( OREO ) is real estate that has been formally acquired through foreclosure.

The following table shows the composition of nonperforming assets and loans past due 90 days or more and still accruing for the five years ended December 31, 1996:

                                                                           December 31,
                                                                 -----------------------------------
                                                                   1996        1995         1994
                                                                 -----------------------------------
                                                                          (in thousands)

Loans on nonaccrual                                            $10,601     $ 9,939      $ 8,289
Loans not included above which are troubled debt
 restructurings                                                    638       2,502          515
Other real estate owned                                          2,251       2,652        2,141
                                                              -----------------------------------
Total nonperforming assets                                     $13,490      $15,093     $10,945
                                                              ===================================
Loans past due 90 days or more and still accruing              $   966      $ 1,054     $ 1,134
 Percentage of nonperforming assets to total loans
 and other real estate owned                                     1.04%        1.25%       1.08%
Nonperforming assets to total assets                             0.68         0.84        0.75
Allowance for possible loan losses to
 nonperforming loans                                           249.99       223.59      251.74



                                                                       December 31,
                                                                  --------------------
                                                                   1993        1992
                                                                  --------------------
                                                                    (in thousands)

   Loans on nonaccrual                                            $13,992      $20,953
   Loans not included above which are troubled debt
    restructurings                                                  1,030          218
   Other real estate owned                                          3,816        9,222
                                                                  ---------------------
   Total nonperforming assets                                     $18,838      $30,393
                                                                  =====================
   Loans past due 90 days or more and still accruing               $1,576       $2,340
   Percentage of nonperforming assets to total loans
    and other real estate owned                                     1.92%        2.98%
   Nonperforming assets to total assets                              1.28         2.17
   Allowance for possible loan losses to
    nonperforming loans                                            144.27        91.60


Total nonperforming assets stood at $13.5 million, or 0.68% of total assets, at year-end 1996, down from $15.1 million, or 0.84% of total assets at the previous year-end. Nonaccrual loans stood at $10.6 million at December 31, 1996, up from $9.9 million the year before. The nonaccrual loans consist of more than 214 loans, the largest of which amounted to $1.8 million at year-end 1996. Troubled debt restructurings stood at $638,000 on December 31, 1996, down from $2.5 million the year before. The nonaccrual loans and restructured debt were diversified across a range of industries, sectors, and geography. OREO totaled $2.3 million at year-end 1996, compared with $2.7 million at the end of 1995.

<PAGE 44>

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

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The following table summarizes the activity in the Company s allowance for possible loan losses for the five years ended December 31, 1996:

                                                                       December 31,
                                                          ------------------------------------------
                                                           1996            1995           1994
                                                          ------------------------------------------
                                                                      (in thousands)
   Balance of allowance for possible loan
    losses at beginning of year                             $27,818          $22,163        $21,672
   BWM allowance acquired                                                      4,135
   Provision charged to expense                               4,183            5,000          5,500
                                                           -----------------------------------------
   Balance of allowance for possible loan
    losses after provision                                   32,001           31,298         27,172
                                                           -----------------------------------------
   Loans charged off:
      Commercial                                              1,770            1,353          1,085
      Real estate:
         Residential                                            966            1,525            878
         Commercial                                             791            1,596          3,160
         Construction                                           185                               4
      Home equity                                               167              108             51
      Consumer                                                2,230            1,900          1,061
                                                            ----------------------------------------
         Total loans charged off                              6,109            6,482          6,239
                                                            ----------------------------------------
   Recoveries of loans previously charged
    off:
      Commercial                                                822            1,161            555
      Real estate:
         Residential                                            188               57             99
         Commercial                                             546            1,130            158
         Construction                                            91
      Home Equity                                                 8                              29
      Consumer                                                  549              654            389
                                                             ---------------------------------------
         Total recoveries                                     2,204            3,002          1,230
                                                             ---------------------------------------
   Net loans charged off                                      3,905            3,480          5,009
                                                             ---------------------------------------
   Balance of allowance for possible loan
    losses at end of year                                   $28,096          $27,818        $22,163
                                                             =======================================
   Amount of loans outstanding at end
    of year                                              $1,296,568       $1,207,606     $1,015,779
   Average amount of loans outstanding                    1,269,626        1,172,596        982,961
   Ratio of net charge-offs during year to                    0.31%            0.30%          0.51%
    average loans outstanding
   Allowance as a percent of loans                             2.17             2.30           2.18
    outstanding at end of year

                                                               December 31,
                                                          ---------------------------
                                                           1993            1992
                                                          ---------------------------
                                                              (in thousands)
   Balance of allowance for possible loan
    losses at beginning of year                             $19,392          $17,415
   BWM allowance acquired
   Provision charged to expense                               8,135           11,096
                                                           ---------------------------
   Balance of allowance for possible loan
    losses after provision                                   27,527           28,511
                                                           ---------------------------
   Loans charged off:
      Commercial                                              2,606            3,173
      Real estate:
         Residential                                          1,220            1,121
         Commercial                                           1,639            3,681
         Construction                                            63               87
      Home equity                                               227              338
      Consumer                                                1,292            1,521
                                                           ----------------------------
         Total loans charged off                              7,047            9,921
                                                           ----------------------------
   Recoveries of loans previously charged
    off:
      Commercial                                                241              332
      Real estate:
         Residential                                            201               74
         Commercial                                             227               11
         Construction
      Home Equity                                                51               53
      Consumer                                                  472              332
                                                           ----------------------------
         Total recoveries                                     1,192              802
                                                           ----------------------------
   Net loans charged off                                      5,855            9,119
                                                           ----------------------------
   Balance of allowance for possible loan
    losses at end of year                                  $21,672          $19,392
                                                           ============================
   Amount of loans outstanding at end
    of year                                               $977,255       $1,010,962
   Average amount of loans outstanding                     995,743          995,156
   Ratio of net charge-offs during year to
    average loans outstanding                                 0.59%            0.92%
   Allowance as a percent of loans
    outstanding at end of year                                2.22             1.92


<PAGE 45>

The provision for possible loan losses totaled $4.2 million in 1996, down from $5.0 million in 1995 and $5.5 million in 1994. The provision was reduced due to, among other things, the reduction in the level of net losses experienced in the loan portfolio and the strength of the ratios in connection with the allowance for possible loan losses, as well as an improving economy.

The allowance for possible loan losses is based on management s estimate of the amount required to reflect the risks in the loan portfolio, based on circum-stances and conditions known or anticipated at each reporting date. In addition to evaluating the collectibility of specific loans when determining the adequacy of the allowance for possible loan losses, management also takes into considera-tion other factors such as changes in the mix and volume of the loan portfolio, historic loss experience, the amount of delinquencies and loans adversely classified, and economic trends. The adequacy of the allowance for possible loan losses is assessed by an allocation process whereby specific loss allocations are made against adversely classified loans, and general loss allocations are made against segments of the loan portfolio which have similar attributes. As previously mentioned, the mix of the Company s loan portfolio changed during 1995, and this trend continued in 1996. This, and uncertainties concerning how changing interest rates and unclear, or contradictory economic indicators will affect the local and regional economy also were considered by management in determining the adequacy of the allowance for possible loan losses.

The following table summarizes the allocation of the allowance for possible loan losses for the five years ended December 31, 1996:

                                               December 31,
                       --------------------------------------------------------------
                                    1996                           1995
                       --------------------------------------------------------------
                          Amount           Loan          Amount           Loan
                        Allocated      Distribution     Allocated     Distribution
                       --------------------------------------------------------------
                                              (in thousands)

   Commercial              $  4,494               21%      $  3,901              19%
   Real estate:
     Residential              1,395                31         1,452               33
     Commercial               5,960                23         6,024               25
     Construction               500                 2           439                1
   Home equity                  317                 7           291                7
   Consumer
     and leasing              3,149                16         1,754               15
   Other                     12,281                 -        13,957                -
                           -----------------------------------------------------------
                            $28,096              100%       $27,818             100%
                           ===========================================================


                                               December 31,
                         -------------------------------------------------------------
                                    1994                           1993
                         -------------------------------------------------------------
                          Amount           Loan          Amount           Loan
                        Allocated      Distribution     Allocated     Distribution
                        --------------------------------------------------------------
                                              (in thousands)

   Commercial              $  2,417               14%     $  2,468               14%
   Real estate:
     Residential                764                37           819               37
     Commercial               5,692                25         6,259               26
     Construction               770                 2           510                2
   Home equity                  268                 8           370                8
   Consumer
     and leasing              1,916                14         2,146               13
   Other                     10,336                 -         9,100                -
                         --------------------------------------------------------------
                            $22,163              100%      $21,672              100%
                         ==============================================================


                                December 31,
                         --------------------------
                                    1992
                         --------------------------
                           Amount           Loan
                         Allocated      Distribution
                         ---------------------------
                               (in thousands)

   Commercial             $  2,965                16%
   Real estate:
     Residential              1,034                38
     Commercial               5,662                24
     Construction               701                 2
   Home equity                  399                 8
   Consumer
     and leasing              1,912                12
   Other                      6,719                 -
                         ----------------------------
                          $  19,392               100%
                         =============================


Notwithstanding the foregoing analytical allocations, the entire allowance for possible loan losses is available to absorb charge-offs in any category of loans. (See "Provision for Possible Loan Losses.")

INVESTMENT SECURITIES

The investment portfolio is used to meet liquidity demands, mitigate interest rate sensitivity, and generate interest income. At December 31, 1996, the Company held investments totaling $358.5 million in the available for sale category and $38.6 million in the held for investment category. This compares with $278.3 million available for sale and $43.2 million held for investment at December 31, 1995. At December 31, 1996, net unrealized losses (net of taxes) of $208,000 resulted from marking to market value the available for sale port-folio. This compares with net unrealized gains (net of taxes) of $768,000 at December 31, 1995. These amounts are reflected in stockholders' equity.

The mix of securities held changed little during 1996, with continued emphasis on U.S. Treasury securities. Obligations of U. S. government agencies, municipalities, and corporations continued to represent significant, balanced portions of the portfolio.

<PAGE 46>


The following tables show the composition of the Company s investment portfolio, at amortized cost, at December 31, 1996 and 1995:

                                                                            December 31,
                                                                     ---------------------------
                                                                        1996          1995
                                                                     ---------------------------
   Securities available for sale                                           (in thousands)

      U.S. Treasury securities                                          $109,606      $  81,625
      U.S. government agency obligations                                  76,179         60,448
      Obligations of states and political subdivisions                    45,123         44,853
      Mortgage-backed securities                                          51,850         49,187
      Corporate bonds and notes                                           65,248         30,072
      Government bond mutual funds                                        10,605         10,605
      Marketable equity securities                                           235            231
                                                                      ---------------------------
                                                                        $358,846       $277,021
                                                                      ===========================
   Securities held for investment
      U.S. government agency obligation                                 $    198     $      298
      Obligations of states and political subdivisions                     3,466          5,119
      Mortgage-backed securities                                          34,761         37,747
      Corporate bonds and notes                                               25              -
      Other debt securities                                                  106              -
                                                                       --------------------------
                                                                         $38,556       $ 43,164
                                                                       ==========================

The following table shows the maturity distribution of the amortized cost of the Company's investment securities and weighted average yields of such securities on a fully taxable equivalent basis, at December 31, 1996, with comparative totals for 1995:



                                                                                  After One
                                                         Within                   But Within
                                                        One Year                  Five Years
                                                 ---------------------------------------------------
                                                    Amount       Yield        Amount        Yield
                                                 ---------------------------------------------------
   Securities available for sale                                   (in thousands)

      US Treasury securities                         $  24,265     6.11%      $  80,297       5.85%
      US government agency
         obligations                                     7,439      7.10         63,940        6.33
      Obligations of states and
         political subdivisions                         42,587      6.18          2,130        8.34
      Mortgage-backed securities (1)                     8,663      6.85         29,129        6.80
      Corporate bonds and notes                         17,297      5.67         47,951        6.33
      Government bond mutual funds                           -         -              -           -
      Marketable equity securities                           -         -              -           -
                                                     ---------     -----       --------       ------
   Total available for sale                            100,251      6.20        223,447        6.24
                                                     ---------                 --------
   Securities held for investment
     U.S. Government agency obligations                    198      4.99
     Obligations of states and
         political subdivisions                          2,549      5.92            605        7.54
     Mortgage-backed securities (1)                     11,944      5.88         17,868        6.90
     Corporate bonds & notes                                 -         -              -           -
     Other debt securities                                   -         -             20        5.00
                                                      --------                 ---------
   Total held for investment                            14,691      5.87         18,493        6.92
                                                      --------                 ---------
   Total securities                                   $114,942      6.16%      $241,940        6.29%
                                                      ========                 =========
   Comparative amounts at
   December 31, 1995                                  $116,649     6.24%       $155,707       6.26%

                                                       After Five
                                                       But Within                   After
                                                        Ten Years                 Ten Years
                                                   -------------------------------------------------
                                                    Amount       Yield        Amount        Yield
                                                   -------------------------------------------------
   Securities available for sale                                   (in thousands)

      US Treasury securities                         $   5,044     5.58%       $      -           -%
      US government agency
         obligations                                     3,000      7.82          1,800        7.25
      Obligations of states and
         political subdivisions                            406     13.25              -           -
      Mortgage-backed securities (1)                    11,529      7.23          2,529        6.78
      Corporate bonds and notes                              -         -              -           -
      Government bond mutual funds                           -         -              -           -
      Marketable equity securities                           -         -              -           -
                                                       --------                 --------
   Total available for sale                             19,979      7.02          4,329        6.98
                                                       --------                 --------
   Securities held for investment
     U.S. Government agency obligations                       -        -               -          -
     Obligations of states and
         political subdivisions                             312      9.55              -          -
     Mortgage-backed securities (1)                       2,389      7.39          2,560        7.75
     Corporate bonds & notes                                 25      7.00              -           -
     Other debt securities                                   51      5.78             35        7.50
                                                        -------                 ---------
   Total held for investment                              2,777      7.60          2,595        7.74
                                                        -------                 ---------
   Total securities                                     $22,756      7.09%        $6,924        7.26%
                                                        =======                 =========
   Comparative amounts at
   December 31, 1995                                    $29,222      6.63%        $7,771        6.77%

                                                        No Fixed
                                                        Maturity                    Total
                                                    ------------------------------------------------
                                                    Amount       Yield        Amount        Yield
                                                    ------------------------------------------------
   Securities available for sale                                   (in thousands)

      US Treasury securities                            $-          -%       $109,606       5.90%
      US government agency
         obligations                                     -          -          76,179       6.47
      Obligations of states and
         political subdivisions                          -          -          45,123       6.35
      Mortgage-backed securities (1)                     -          -          51,850       6.92
      Corporate bonds and notes                          -          -          65,248       6.15
      Government bond mutual funds                  10,609        5.45         10,609       5.45
      Marketable equity securities                     231        4.90            231       4.90
                                                    ------                     ------
   Total available for sale                         10,840        5.44        358,846       6.25
                                                    ======                    =======
   Securities held for investment
     U.S. Government agency obligations                  -           -            198       4.99
     Obligations of states and
         political subdivisions                          -           -          3,466       6.53
     Mortgage-backed securities (1)                      -           -         34,761       6.95
     Corporate bonds & notes                             -           -             25       7.00
     Other debt securities                               -           -            106       6.20
                                                    ------                    --------
   Total held for investment                             -           -         38,556       6.62
                                                    ------                    --------
   Total securities                                $10,840        5.44%      $397,402       6.29%
                                                    ======                    =========
   Comparative amounts at
   December 31, 1995                               $10,836        5.28%      $320,185       6.27%
__________________________
(1)  Maturities of mortgage-backed securities are based on forecasted mortgage loan prepayments.


<PAGE 47>

DEPOSITS

During 1996, total deposits averaged $1,627.8 million, up from $1,486.5 million in 1995. Noninterest-bearing demand deposits averaged $251.3 million, up from $223.8 million in 1995. Savings and time deposits under $100,000 increased $114.9 million, to $1,263.2 million for 1996. Within this category, noncontractual interest bearing deposit products, such as savings, money market, and N.O.W. accounts had the most growth, increasing 11% over 1995. During 1996, time accounts (retirement and certificates of deposit) totaling $543.9 million increased 7% compared to $508.7 million in 1995. The Company has a number of institutional customers whose investment needs frequently are met by purchasing certificates of deposit over $100,000. During 1996, the average balance in this category decreased to $113.4 million, from $114.4 million for 1995. Depositors in this category tend to seek bids regularly, and the Company raises or lowers the interest rates it offers depending on its liquidity needs and on its investment opportunities.

The following table shows average daily balances of the Company s deposits for the periods indicated:

                                                                Years Ended in December 31,
                                                           ----------------------------------------
                                                            1996           1995           1994
                                                           ----------------------------------------
                                                                      (in thousands)

   Demand deposits                                         $  251,276     $  223,800     $  200,352
   Savings and time deposits under $100,000                 1,263,178      1,148,305      1,000,276
   Certificates of deposit $100,000 and over                  113,380        114,395         67,710
                                                           -----------------------------------------
                                                           $1,627,834     $1,486,500     $1,268,338
                                                           =========================================

The Company's outstanding certificates of deposit and other time deposits in denominations of $100,000 and over had maturities as follows:

                                                     December 31,
                                                   ---------------
                                                         1996
                                                   ---------------
                                                    (in thousands)

   Three months or less                                 $ 73,043
   Over three months to six months                        15,421
   Over six months to twelve months                       15,831
   Over twelve months                                      8,303
                                                    --------------
                                                        $112,598
                                                    ==============

BORROWINGS

During 1996, short-term borrowings averaged $28.2 million, down from the $42.6 million posted in 1995. This funding consists of borrowings from the U.S. Treasury, securities sold under agreements to repurchase, and Federal funds purchased. Treasury borrowings averaged $15.3 million for 1996 compared with $19.6 million during 1995. Treasury funding is attractive to the Company because the rate of interest paid on borrowings floats at 25 basis points below the Federal funds rate, there are no reserve requirements, and there are no FDIC insurance costs. Repurchase agreements averaged $10.1 million for 1996, down from the $11.3 million posted during 1995. These borrowings have neither reserve requirements nor FDIC insurance costs. FHLB borrowings averaged $2.3 million for 1996 compared with $7.2 million for 1995. U.S. Treasury and agency securities, mortgage-backed securities, corporate notes and residential mortgage loans are pledged as collateral for the Treasury borrowings and repurchase agreements. Federal funds purchased averaged $382,000 for 1996 compared with $4.5 million for 1995.

Long-term borrowings averaged $2.5 million in 1996 compared with $1.7 million in 1995.

CAPITAL RESOURCES

The Company s capital forms the foundation for maintaining investor confidence as well as for developing programs for growth and new activities. The Company continued to maintain and build on its capital position during 1996. At December 31, 1996, capital stood at $174.4 million, up $20.5 million from $153.9 million at December 31, 1995. Earnings of $26.7 million and $3.5 million of common stock issued in connection with benefit plans added to capital during the year. Dividend payments totaling $8.7 million reduced the capital position, as did a change in the net unrealized gain on securities available for sale of $976,000.

The capital position increased during 1995 by $40.6 million. Earnings of $22.1 million, $14.3 million of stock issued in connection with the acquisition of BWM, $1.3 million of stock issued in connection with benefit plans, and a $7.7 million improvement in the valuation allowance for unrealized losses on available for sale securities, were reduced by dividend payments of $4.8 million.

<PAGE 48>

Both the Board of Governors of the Federal Reserve System (the FRB ) and the Federal Deposit Insurance Corporation (the FDIC ) have defined leverage capital requirements. At December 31, 1996, the Company s leverage capital ratio (which is calculated pursuant to the FRB s regulations) was 8.58%, CTC's, BWM's, and FBT's leverage capital ratios (which are calculated pursuant to the FDIC s regulations) were 8.42%, 7.85% and 6.85%, respectively. The ratios in 1995 were 8.05% for the Company, 8.01% for CTC, 7.18% for BWM, and 6.43% for FBT.

Additionally, the FRB and the FDIC have a risk-based capital standard. Under this measure of capital, banks are required to hold more capital against certain assets perceived as more-risky, such as commercial loans, than against other assets perceived as less-risky, such as residential mortgage loans and U.S. Treasury securities. Further, off-balance sheet items such as unfunded loan commitments and standby letters of credit, are included for the purposes of determining risk-weighted assets. Commercial banking organizations are required to have total capital equal to 8% of risk-weighted assets, and Tier 1 capital consisting of common stock and certain types of preferred stock equal to at least 4% of risk-weighted assets. Tier 2 capital, included in total capital, includes the allowance for possible loan losses up to a maximum of 1.25% of risk-weighted assets. At December 31, 1996, the Company s risk-based capital ratio was 13.06% and its Tier 1 capital, consisting entirely of common stock, was 11.71% of risk-weighted assets. This compares with year-end 1995 ratios of 12.53% and 11.16%, respectively.

FDIC regulations pertaining to capital adequacy, which apply to the Banks, require a minimum 3% leverage capital ratio for those institutions with the most favorable composite regulatory examination rating. In addition, a 4% Tier 1 risk-based capital ratio, and an 8% total risk-based capital ratio are required for a bank to be considered adequately capitalized. Leverage, Tier 1 risk-based and total risk-based capital ratios exceeding 5%, 6%, and 10%, respectively, qualify a bank for the well-capitalized designation. At December 31, 1996, CTC's leverage capital ratio was 8.42%, its Tier 1 risk-based capital ratio was 11.17%, and its total risk-based capital ratio was 12.51%; BWM s ratios were 7.85%, 10.05%, and 11.44%, respectively, while FBT s ratios were 6.85%, 10.90%, and 12.21%, respectively. These ratios placed the Banks in the FDIC s highest capital category. Capital ratios in excess of minimum requirements indicate capacity to take advantage of profitable and credit-worthy opportunities as they occur in the future.

The following table presents capital components and ratios of the Company at December 31, 1996, 1995, and 1994:

                                                             December 31,
                                               ----------------------------------------
                                                  1996              1995            1994
                                               ----------------------------------------
                                                              (in thousands)
   Leverage
   Stockholders  equity                         $  163,513      $  141,453       $  119,568
   Total average assets (1)                      1,906,114       1,757,002        1,475,612
   Leverage capital ratio                            8.58%           8.05%            8.10%

   Risk-based
   Capital components:
      Tier 1                                    $  163,513      $  141,453       $  119,568
      Tier 2                                        17,449          15,873           13,133
                                                --------------------------------------------
         Total                                  $  180,962      $  157,326       $  132,701
                                                ============================================
   Risk-weighted assets:
      On-balance sheet                          $1,331,203      $1,216,807         $983,346
      Off-balance sheet                             75,308          62,347           65,764
                                                --------------------------------------------
                                                $1,406,511      $1,279,154       $1,049,110
                                                ============================================
   Ratios:
      Tier 1                                        11.71%          11.16%           11.40%
      Total (including Tier 2)                       13.06           12.53            12.76

__________________________
(1) Total average assets are for the most recent quarter.


LIQUIDITY AND RATE SENSITIVITY

The Company s liquidity and rate sensitivity are monitored by the asset and liability committee. Strategies are imple-mented by the Banks asset and liability committees. These committees meet on a regular basis to review and direct the Banks' lending and deposit-gathering functions. Investment and borrowing activities are managed by the Company's Treasury function.

The measure of an institution s liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At December 31, 1996, the Company maintained cash and cash equivalents of $230.3 million, compared with $197.1 million at the end of 1995. During 1996, the Company continued to be an average daily net seller of Federal funds.

<PAGE 49>

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

The following table shows the amounts of interest-earning assets and interest-bearing liabilities at December 31, 1996 which reprice during the periods indicated:


                                                            Repricing Date
                                    -------------------------------------------------------------
                                                                   Over
                                      One Day      Over Six      One Year      Over
                                      To Six       Months To     To Five       Five
                                      Months       One Year       Years        Years       Total
                                    -------------------------------------------------------------
   Interest-earning assets:                                 (in thousands)
   Loans:
      Commercial                       $218,826         $5,787     $32,288     $16,068     $272,969
      Real estate:
         Commercial and
          construction                  237,814          7,612      51,457      32,731      329,614
         Residential                    124,629         91,510      91,282      99,429      406,850
      Home equity                        71,519            924      11,876           -       84,319
      Consumer                           74,432         25,904      95,484       6,996      202,816
                                     --------------------------------------------------------------
      Total loans                       727,220        131,737     282,387     155,224    1,296,568
   Investment securities (1)             68,691         51,584     252,495      24,322      397,092
   Interest-bearing cash
    equivalents                         128,722              -           -           -      128,722
                                     ---------------------------------------------------------------
      Total interest-earning
       assets                           924,633        183,321     534,882     179,546    1,822,382
                                     ---------------------------------------------------------------
   Interest-bearing
    liabilities:
   Certificates of deposit
    $100,000 and over                    85,297         12,909       6,089                  104,295
   Other time deposits (2)              765,855        116,462      90,659         278      973,254
   Short-term borrowings                 23,894              -          98           -       23,992
   Long-term borrowings                       -              -       1,000       1,540        2,540
                                     ----------------------------------------------------------------
      Total interest-bearing
       liabilities                      875,046        129,371      97,846       1,818    1,104,081
                                     ----------------------------------------------------------------
   Net interest rate
    sensitivity gap                     $49,587        $53,950    $437,036    $177,728     $718,301
                                     ================================================================
   Cumulative gap at
    December 31, 1996                   $49,587       $103,537    $540,573    $718,301
   Cumulative gap at
    December 31, 1995                  $184,883       $227,557    $486,128    $642,113
___________________________
      (1)  Amounts are based on amortized cost balances.
      (2)  Regular savings deposits and N.O.W. accounts of $397.1 million at December 31, 1996, and $394.9 million at December 31, 1995, are not included because repricing of these liabilities is neither required nor defined.

The following table shows scheduled maturities of selected loans at December 31, 1996:

                                                 Less        One Year        Over
                                               Than One      To Five         Five
                                                 Year         Years          Years         Total
                                              -----------------------------------------------------
                                                                 (in thousands)
   Predetermined rates:
      Commercial                                  $13,577       $31,752     $16,019        $61,348
      Commercial real estate and
       construction                                15,547        43,460      35,319         94,326
                                              ------------------------------------------------------
                                                  $29,124       $75,212     $51,338       $155,674
                                              ======================================================
   Floating or adjustable rates:
      Commercial                                $  92,409     $  92,374        $26,838     $211,621
      Commercial real estate and
       construction                                62,911       101,262         71,115      235,288
                                              ------------------------------------------------------
                                                 $155,320      $193,636        $97,953     $446,909
                                              =======================================================

<PAGE 50>

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1996 and 1995

NET INTEREST INCOME

For 1996, net interest income was $84.0 million, up $5.7 million from the 1995 level. On a fully taxable equivalent basis, net interest income increased $5.8 million from 1995, to $85.9 million in 1996. These improvements resulted from higher levels of interest-earning assets which outpaced a decrease in the net yield on earning assets. Average interest-earning assets totaled $1,721.3 million for 1996, up $144.3 million from the 1995 level. The taxable equivalent net yield on earning assets was 4.99% in 1996, down nine basis points from 5.08% in 1995. Because the reduction in the average yield on earning assets was greater than the reduction in the cost of interest-bearing liabilities, the net yield on earning assets declined from the year before, although growth in net earning assets produced a higher net interest income on a tax equivalent basis than a year ago.

The following table presents an analysis of average rates and yields on a fully taxable equivalent basis for the years indicated:

                                                                     1996
                                                     --------------------------------------
                                                                    Interest     Average
                                                       Average       Income/      Yield/
                                                       Balance      Expense(1)      Rate(1)
                                                     ---------------------------------------
   Assets                                                       (in thousands)
   Interest-earning assets:
      Loans                                            $1,264,640     $116,168       9.19%
      Industrial revenue bonds2                             4,986          571       11.45
      Investments:
         Taxable                                          332,690       20,589        6.19
         Tax-favored debt securities                       67,671        4,307        6.36
         Tax-favored equity securities                     22,897        1,325        5.79
      Interest-bearing deposits in banks                      100            3        3.00
      Federal funds sold                                   28,312        1,524        5.38
                                                       ------------------------
         Total interest-earning assets                  1,721,296      144,487        8.39
                                                                      ---------
   Noninterest-earning assets                             149,108
   Allowance for possible loan losses                     (28,460)
                                                       -----------
      Total assets                                     $1,841,944
                                                       ===========
   Liabilities and stockholders  equity
   Interest-bearing liabilities:
      Savings and interest-bearing
         transactional accounts                          $832,677       27,268        3.27
      Certificates of deposit
         $100,000 and over                                113,380        6,259        5.52
      Other time deposits                                 430,501       22,988        5.34
                                                       ------------------------
         Total interest-bearing deposits                1,376,558       56,515        4.11
   Short-term borrowings                                   28,165        1,887        6.70
   Long-term debt                                           2,514          197        7.84
                                                       ------------------------
      Total interest-bearing liabilities                1,407,237       58,599        4.16
                                                                        -------
   Noninterest-bearing liabilities:
      Demand deposits                                     251,276
      Other liabilities                                    20,608
                                                       ----------
         Total liabilities                              1,679,121
   Stockholders' equity                                   162,823
                                                       ----------
      Total liabilities and
         stockholders' equity                          $1,841,944
                                                       ==========
   Net interest income                                                 $85,888
                                                                       ========
   Interest rate spread(3)                                                             4.23%
   Net yield on earning assets(4)                                                      4.99

                                                                     1995
                                                      ---------------------------------------
                                                                    Interest     Average
                                                       Average       Income/      Yield/
                                                       Balance      Expense(1)    Rate(1)
                                                      ----------------------------------------
   Assets                                                       (in thousands)
   Interest-earning assets:
      Loans                                            $1,166,438     $110,591       9.48%
      Industrial revenue bonds2                             6,158          718       11.66
      Investments:
         Taxable                                          297,189       18,638        6.27
         Tax-favored debt securities                       57,948        3,924        6.77
         Tax-favored equity securities                     15,233          964        6.33
      Interest-bearing deposits in banks                      100            3        3.00
      Federal funds sold                                   33,910        1,988        5.86
                                                       -------------------------
         Total interest-earning assets                  1,576,976      136,826        8.68
                                                                       ---------
   Noninterest-earning assets                             137,184
   Allowance for possible loan losses                     (26,357)
                                                       -----------
      Total assets                                     $1,687,803
                                                       ===========
   Liabilities and stockholders' equity
   Interest-bearing liabilities:
      Savings and interest-bearing
         transactional accounts                          $760,029       26,211        3.45
      Certificates of deposit
         $100,000 and over                                114,395        7,144        6.25
      Other time deposits                                 388,276       20,416        5.26
                                                       -------------------------
         Total interest-bearing deposits                1,262,700       53,771        4.26
   Short-term borrowings                                   42,628        2,858        6.70
   Long-term debt                                           1,662          143        8.60
                                                       -------------------------
      Total interest-bearing liabilities                1,306,990       56,772        4.34
                                                                        --------
   Noninterest-bearing liabilities:
      Demand deposits                                     223,800
      Other liabilities                                    18,372
                                                       -----------
         Total liabilities                              1,549,162
   Stockholders' equity                                   138,641
                                                       -----------
      Total liabilities and
         stockholders' equity                          $1,687,803
                                                       ===========
   Net interest income                                                 $80,054
                                                                       =========
   Interest rate spread(3)                                                             4.34%
   Net yield on earning assets(4)                                                      5.08

                                                                     1994
                                                       ----------------------------------
                                                                    Interest     Average
                                                       Average       Income/      Yield/
                                                       Balance      Expense(1)    Rate(1)
                                                       ----------------------------------
   Assets                                                       (in thousands)
   Interest-earning assets:
      Loans                                              $973,240      $81,757       8.40%
      Industrial revenue bonds2                             9,721          939       9.66
      Investments:
         Taxable                                          278,579       15,786        5.67
         Tax-favored debt securities                       44,756        2,460        5.50
         Tax-favored equity securities                     16,609          728        4.38
      Interest-bearing deposits in banks                    1,045           35        3.35
      Federal funds sold                                   21,521          959        4.46
                                                       -------------------------
         Total interest-earning assets                  1,345,471      102,664        7.63
                                                                       ---------
   Noninterest-earning assets                             113,145
   Allowance for possible loan losses                     (22,154)
                                                       -----------
      Total assets                                     $1,436,462
                                                       ===========
   Liabilities and stockholders  equity
   Interest-bearing liabilities:
      Savings and interest-bearing
         transactional accounts                          $675,352       18,351        2.72
      Certificates of deposit
         $100,000 and over                                 67,710        2,724        4.02
      Other time deposits                                 324,924       12,768        3.93
                                                       -------------------------
         Total interest-bearing deposits                1,067,986       33,843        3.17
   Short-term borrowings                                   38,682        2,118        5.48
   Long-term debt                                           1,406          127        9.03
                                                       -------------------------
      Total interest-bearing liabilities                1,108,074       36,088        3.26
                                                                        --------
   Noninterest-bearing liabilities:
      Demand deposits                                     200,352
      Other liabilities                                    12,597
                                                       ----------
         Total liabilities                              1,321,023
   Stockholders' equity                                   115,439
                                                       ----------
      Total liabilities and
         stockholders' equity                          $1,436,462
                                                       ==========
   Net interest income                                                 $66,576
                                                                       =========
   Interest rate spread(3)                                                             4.37%
   Net yield on earning assets(4)                                                      4.95

___________________________
(1) On a fully taxable equivalent basis.  Calculated using a Federal income tax rate of
    35%.  Loan income includes fees.
(2) Industrial revenue bonds are included in loans in the financial statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

<PAGE 51>

The following table attributes changes in the Company s net interest income (on a fully taxable equivalent basis) to changes in either average daily balances or average rates. Changes due to both interest rate and volume have been allocated to change due to balance and change due to rate in proportion to the relation-ship of the absolute dollar amounts of the change in each.


                                                              1996 Compared with 1995
                                                            ------------------------------------
                                                             Increase (Decrease)
                                                              Due to Change in:           Total
                                                            --------------------
                                                             Average      Average       Increase
                                                              Rate         Balance     (Decrease)
                                                            ----------------------------------------
                                                                       (in thousands)
   Interest income:
      Loans, including fees                                    $(3,522)       $9,099         $5,577
      Industrial revenue bonds                                     (13)        (134)          (147)
      Investments:
         Taxable                                                  (249)        2,200          1,951
         Tax-favored debt securities                              (246)          629            383
         Tax-favored equity securities                             (89)          450            361
      Interest-bearing deposits in banks
      Federal funds sold                                          (154)         (310)         (464)
                                                             ---------------------------------------
         Total interest income                                  (4,273)       11,934         7,661
                                                             ---------------------------------------
   Interest expense:
      Savings and interest-bearing
         transactional accounts                                 (1,366)        2,423          1,057
      Certificates of deposit $100,000 and over                   (822)         (63)           (885)
      Other time deposits                                          322         2,250          2,572
                                                              --------------------------------------
         Total deposits                                         (1,866)        4,610          2,744
      Short-term borrowings                                         (2)         (969)          (971)
      Long-term debt                                               (14)           68             54
                                                              --------------------------------------
         Total interest expense                                 (1,882)        3,709          1,827
                                                              --------------------------------------
   Change in net interest income                               $(2,391)       $8,225         $5,834
                                                              ======================================


                                                                   1995 Compared with 1994
                                                             --------------------------------------
                                                             Increase (Decrease)
                                                              Due to Change in:
                                                             -------------------         Total
                                                             Average      Average       Increase
                                                              Rate         Balance     (Decrease)
                                                             ---------------------------------------
                                                                       (in thousands)
   Interest income:
      Loans, including fees                                     $11,339      $17,496        $28,835
      Industrial revenue bonds                                      169        (389)          (221)
      Investments:
         Taxable                                                  1,754        1,097          2,852
         Tax-favored debt securities                                645          819          1,464
         Tax-favored equity securities                              301          (65)           236
      Interest-bearing deposits in banks                             (3)         (29)          (32)
      Federal funds sold                                            364          665          1,029
                                                               -------------------------------------
         Total interest income                                   14,569       19,594         34,163
                                                               -------------------------------------
   Interest expense:
      Savings and interest-bearing
         transactional accounts                                   5,362        2,498          7,860
      Certificates of deposit $100,000 and over                   1,966        2,454          4,420
      Other time deposits                                         4,851        2,797          7,648
                                                               --------------------------------------
         Total deposits                                          12,179        7,749         19,928
      Short-term borrowings                                         509          231            740
      Long-term debt                                                 (6)          22             16
                                                                -------------------------------------
         Total interest expense                                  12,682        8,002         20,684
                                                                -------------------------------------
   Change in net interest income                                $(1,887)     $11,592        $13,479
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

The allowance is the amount management believes is necessary to absorb possible loan losses based on evaluations of collectibility and prior loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans, and current and anticipated economic conditions that may affect the borrowers ability to pay.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to assess possible losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies periodically review the Company s allowance for possible loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The provision for possible loan losses totaled $4.2 million in 1996 and $5.0 million in 1995. (See Allowance for Possible Loan Losses. )

NONINTEREST INCOME AND NONINTEREST EXPENSE

Noninterest income was $24.9 million in 1996, up $2.9 million from the $22.0 million reported in 1995. Trust income was up $420,000 from the 1995 level, to $4.9 million. The effects of an increase in the number of trust clients served and higher levels of administered assets were enhanced by the impact of advances in the stock and bond markets during the year.

Service charges on deposit accounts increased again in 1996, rising to $6.3 million from $5.9 million in the previous year.

<PAGE 52>

Mortgage banking activity was strong throughout 1996, as generally favorable interest rates impacted the business. Mortgage servicing income rose slightly to $2.5 million. The January 1, 1996 adoption of Financial Accounting Standards Board Statement No. 122, Accounting for Mortgage Servicing Rights, which requires the capitalization of mortgage servicing rights which relate to loans which have been originated and sold on a servicing retained basis, led to a $1.4 million increase in gain on sale of mortgages.

Income related to credit card activities includes fees and costs related to the issuance of credit cards and revenue generated (net of processing costs) when credit card transactions are processed through the Company s merchant customers. The Company has emphasized development of the merchant business in recent years. This business has expanded to include local and national customers involved in retail, service, and mail order businesses. These activities generated income of $4.2 million in 1996, up from $3.6 million in the prior year. This increase resulted primarily from an increase in the number of merchants serviced, and consequently, significantly higher levels of merchant volume; $800 million was processed in 1996, compared with $477 million in 1995.

The Company posted a total of $4.5 million in other noninterest income, up $320,000 from the 1995 level. This category represents over thirty categories of fee income.

Noninterest expense totaled $64.6 million in 1996, up $3.0 million from the 1995 level. Salaries increased to $25.5 million from $23.4 million in 1995 resulting from the opening of a new branch at each of the Massachusetts banks in 1996, as well as additional full time equivalents at CTC in the non-deposit fee-based businesses. Employee benefits declined by $651,000 to $7.5 million in 1996 due to reduced pension expense at Chittenden Bank resulting from the conversion to a cash balance plan effective January 1, 1996. This $1.1 million savings was offset by higher performance-based incentive compensation expenses at Flagship Bank and Trust ($195,000) and by the inclusion of The Bank of Western Massachusetts for the entire year ($203,000).

Occupancy expense was $9.5 million for 1996, up from $8.4 million in 1995. Additional depreciation at CTC related to a branch automation project completed in the second half of 1995 accounted for approximately $400,000 of the increase while the inclusion of BWM for the entire year in 1996 accounted for approxi-mately $300,000.

FDIC insurance premiums totaled $27,000, down from $1.6 million in 1995. The Banks paid minimal insurance assessments in 1996 as compared to 1995, when assessment rates were reduced from 23 cents to 4 cents per $100 of deposits. Based upon federal legislation enacted in the third quarter of 1996, the Company anticipates that the Banks will pay assessments of 1.3 cents per $100 of deposits in 1997, which would amount to approximately $275,000 of expense for that year.

In 1996, expenses associated with OREO, net of recoveries on OREO properties sold, were $153,000. Net OREO recoveries of $243,000 were recorded in 1995.

Total other noninterest expense for 1996 totaled $21.9 million, up from $20.3 million in 1995. This increase was spread across several areas including data processing costs ($560,000) due to increases in contract costs based on inflation and volume of activity, and software expenses ($284,000) due to ongoing upgrades. Also included were increases in marketing ($357,000), professional fees ($199,000), and travel and training ($173,000) due to the expanded scope of the consolidated operations.

INCOME TAXES

For 1996, the Federal and state income tax provisions amounted to $13.4 million. This compares with an income tax provision of $11.7 million for 1995. The effective tax rates for 1996 and 1995 were 33.5% and 34.5%, respectively. During 1996 and 1995, the Company's statutory Federal corporate tax rate was 35%. The Company's effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are partially exempt from Federal taxation.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1995 and 1994

NET INTEREST INCOME

For 1995, net interest income was $78.3 million, up $13.0 million from the 1994 level. On a fully taxable equivalent basis, net interest income increased $13.5 million from 1994, to $80.1 million in 1995. These improvements resulted from higher levels of interest-earning assets, attributable primarily to the acquisition of BWM, as well as to an increase in the net yield on earning assets. The taxable equivalent yield on earning assets was 5.08% in 1995, up thirteen basis points from 4.95% in 1994. Although the 108-basis points increase in the cost of interest-bearing liabilities was greater than the 105-basis points increase in the yield on earning assets, the effect of non-interest bearing liabilities more than offset this to result in the improvement in the net yield.

<PAGE 53>

PROVISION FOR POSSIBLE LOAN LOSSES

The provision for possible loan losses totaled $5.0 million in 1995, down from $5.5 million in 1994. The reduction was in response to stable net charge-offs and lower levels of nonaccrual loans.

NONINTEREST INCOME AND NONINTEREST EXPENSE

Noninterest income was $22.0 million in 1995, up $2.7 million from the $19.4 million reported in 1994. Trust income increased $418,000 from the 1994 level, to $4.5 million. The effects of an increase in the number of trust clients served and higher levels of administered assets were enhanced by the impact of advances in the stock and bond markets during the year. Service charges on deposit accounts increased in 1995, rising to $5.9 million from $5.3 million in the previous year. Two-thirds of the increase was contributed by BWM, the remainder reflected higher levels of transaction activity at CTC. During 1995, a net gain of $205,000 was realized on the sale of securities, compared with a net loss of $362,000 posted in 1994.

Mortgage banking activity varied throughout 1995, as generally declining rates impacted the business. Mortgage servicing income rose 4.6% to $2.4 million. The increase was due to higher levels of serviced loans, including the servicing purchased from CUMEX. Continued refinancing activity combined with slightly narrower spreads on sold loans in 1995 netted a modest increase in gains on sales of mortgage loans. For 1995, gains totaled $1.3 million, up from $1.2 million in 1994.

Income related to credit card activities includes fees and costs related to the issuance of credit cards and revenue (net of processing expenses) generated when credit card transactions are processed through the Company s merchant customers. These activities generated income of $3.5 million in 1995, up $805,000 million from the prior year. The Company posted a total of $4.2 million in other non-interest income, unchanged from the 1994 level. This category represents over thirty categories of fee income.

Noninterest expense totaled $61.6 million in 1995, up $10.2 million from the 1994 level. BWM's noninterest expense of $5.9 million accounted for more than half of the increase. Salaries increased to $23.4 million from $19.9 million in 1994. Of this increase, $1.9 million was expensed at BWM. Employee benefits rose by $1.2 million to $8.2 million in 1995. This category includes accruals for performance-based incentive compensation amounting to $2.5 million, up from $1.6 million in 1994. Occupancy expense was $8.4 million, up from $7.1 million in 1994 primarily due to the acquisition of BWM.

FDIC insurance premiums totaled $1.6 million, down $1.2 million from the 1994 level. Higher deposit balances on premium assessment dates were more than offset by lower premium rates owing to the statutory recapitalization of the Bank Insurance Fund and the Banks' qualifying for the lowest possible FDIC insurance premium rates throughout 1995.

In 1995, expenses associated with OREO were more than offset by recoveries on OREO properties sold, so that a net credit of $243,000 was posted. Net OREO recoveries of $215,000 were recorded in 1994.

Total other noninterest expense for 1995 totaled $20.3 million, up $5.3 million from 1994. This increase was primarily attributable to the purchase of BWM and the amortization of the related intangibles, and to merger expenses related to the FBT acquisition which totaled $1.8 million.

INCOME TAXES

For 1995, Federal and state income tax provisions amounted to $11.7 million, compared with $9.7 million in 1994. The effective tax rates for 1995 and 1994 were 34.5% and 35.0%, respectively. During 1995 and 1994, the Company's statutory Federal corporate tax rate was 35%. The Company s effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are partially exempt from Federal taxation.

<PAGE 54>

      DIRECTORS AND OFFICERS
      CHITTENDEN CORPORATION AND CHITTENDEN BANK

      Directors

      Frederic H. Bertrand
      David M. Boardman
      Paul J. Carrara
      Lyn Hutton
      Philip A. Kolvoord
      Paul A. Perrault
       President and
       Chief Executive Officer
      James C. Pizzagalli
      Barbara W. Snelling
       Chair
      Pall D. Spera
      Martel D. Wilson, Jr.
      Directors Emeriti
      Howard A. Allen, Jr.
      Edward R. Eurich
      William W. Freeman
      Edwin B. Gage
      Marvin B. Gameroff
      J. Robert Goodrich
      Norman H. Greenberg
      Frank J. Heinrich
      Robert D. Horton
      George E. Little, Jr.
      Maureen A. McNamara
      H. Gordon Page, M.D.
      Horace U. Ransom, Jr.
      Webster S. Thompson
      Hilton A. Wick

      CHITTENDEN CORPORATION

      Officers

      Barbara W. Snelling
       Chair,
       Board of Directors
      Paul A. Perrault
       President and
       Chief Executive Officer
      Lawrence W. DeShaw
       Executive Vice President
      John W. Kelly
       Executive Vice President
      Kirk W. Walters
       Executive Vice President
       Chief Financial Officer
       and Treasurer
      F. Sheldon Prentice
       Secretary
      Howard L. Atkinson
       Chief Auditor
      Eugenie J. Fortin
       Assistant Corporate Secretary
      John P. Barnes
       Senior Vice President
      Danny H. O Brien
       Senior Vice President

      CHITTENDEN BANK

      Officers

      Barbara W. Snelling
       Chair,
       Board of Directors

      Paul A. Perrault
       President and
       Chief Executive Officer

      Audit

      Howard L. Atkinson
       Chief Auditor

      Commercial Banking,
      Trust and Investment

      John W. Kelly
       Executive Vice President

      Small Business Banking

      Louise C. Sandberg
       Vice President

      Commercial Finance

      Matthew K. Durkee
       Vice President

      Corporate Banking

      Larry D. MacKinnon
       Senior Vice President
      Michael L. Seaver
       Vice President

      Corporate Trust

      Sonja R. Shaver
       Vice President

      Correspondent Banking, Specialized Industries

      Charles J. Stone, Jr.
       Senior Vice President

      Credit Department

      Amy J. Myers
       Vice President

      Employee Benefit Services

      Charles C. Claudio
       Vice President

      Government Banking

      David E. Olson
       Vice President

      Investment Management

      Jerry R. Condon
       Chief Investment Officer

      Personal Trust Services

      Louis J. Beaulieu
       Senior Vice President

      Private Banking

      Sylvia T. MacKinnon
       Vice President

      Community Banking

      Danny H. O Brien
       Senior Vice President
      Katharine H. Bosley
       Vice President,
       Branch Commercial Loan Administrator
      Kim E. Lemmo
       Vice President,
       Branch Administrator
      C. Lynn Medeiros
       Assistant Vice President,
       Sales Manager
      Bonnie L. Rivers
       Vice President,
       Branch Administrator
      Stuart F. Silloway, Jr.
       Senior Vice President,
       Business Development Administrator

      Corporate Secretary

      F. Sheldon Prentice
       Senior Vice President,
       General Counsel and
       Corporate Secretary
      Stephanie Barton
       Vice President and Counsel
      Paul A. Benoit
       Vice President and Counsel
      Eugenie J. Fortin
       Assistant Corporate Secretary,
       Stockholder Relations

      Credit Policy and Administration

      John P. Barnes
       Senior Vice President and
       Credit Policy Officer
      Debra E. Cross
       Vice President,
       Credit Administration
      Donald D. Martin
       Senior Vice President,
       Loan Resolution
      Rachel M. Sheridan
       Vice President,
       Credit Collections
      Sarah P. Slatter
       Senior Vice President,
       Credit Review
       and Administration

      MORTGAGE SERVICE CENTER
      OF NEW ENGLAND

      Richard J. Christensen
       Senior Vice President
      Nancy L. Dohl
       Director of Correspondent Lending
      Raymond M. O Connor
       Director of Secondary Market
      Alane G. Perkins
       Vice President,
       Loan Administration
       and Accounting
      Thomas W. Varno
       Director of Operations
      Gail D. Walsh
       Correspondent Manager
      Susan L. Williams
       Director of Credit Union Lending

      OPERATIONS
      AND ADMINISTRATION

      Lawrence W. DeShaw
       Executive Vice President

      Administration

      Christopher D. Bishop
       Senior Vice President,
       Facilities Management
      Robert D. Hofmann
       Senior Vice President,
       Marketing
      Sarah P. Merritt
       Senior Vice President,
       Human Resources

<PAGE 55>

      Chittenden Home Mortgage

       Catherine S. Blackwell
       Assistant Vice President,
       Manager, Residential Mortgage Department
      Jennie H. Buchanan
       Vice President,
       Manager, Secondary Market Activities
      Carolyn S. Lyman
       Vice President,
       Manager, Mortgage Originations

      COMMERCIAL SERVICES AND
      CAPTIVE INSURANCE

      Rand L. Stretton
       Vice President,
       Commercial Services and
       Captive Insurance

      Operations

      Bruce W. Cote
       Vice President,
       Loan Accounting Services
      Paul J. Hamlin
       Senior Vice President,
       Branch Operations
      Florence F. Izzo
       Senior Vice President,
       Commercial, Deposit, and
       Trust Operations Services

      Payroll Services

      Nancy J. Barnes
       Vice President,
       Payroll Services

      Retail Credit

      Daniel G. Alcorn
       Senior Vice President,
       Retail Credit Division
      Ronald P. Bower
       Vice President,
       Automotive Financing
      Mary C. Chicoine
       Assistant Vice President,
       Merchant Services

      Treasury

      Kirk W. Walters
       Executive Vice President,
       Chief Financial Officer,
       and Treasurer
      Alan A. Fay
       Vice President,
       Treasury Services
      Timothy J. Keefe
       Vice President and
       Controller

      HEADQUARTERS,
      CHITTENDEN CORPORATION AND CHITTENDEN BANK
      Chittenden Bank Building
      Two Burlington Square
      Burlington, Vermont 05401

      Mailing Address:
      P.O. Box 820
      Burlington, Vermont 05402-0820

      THE BANK OF WESTERN MASSACHUSETTS

      Directors

      John J. Cardone
      Edward J. Carroll, Jr.
      Martin J. Clayton
      Timothy P. Crimmins, Jr.
       President and
       Chief Executive Officer
      James J. Falcone
      Frank P. Fitzgerald, Esq.
       Chair
      William F. Frain
      John P. Isenburg
      Edward C. Leavy
      Carl B. Martin, III
      William G. Mazeine
      Paul A. Perrault
      Emilio J. Sibilia, Jr.
      Andrew E. Skroback, Jr.
      Benjamin Surner, Jr.

      THE BANK OF WESTERN MASSACHUSETTS

      Officers

      Frank P. Fitzgerald, Esq.
       Chair,
       Board of Directors

      Timothy P. Crimmins, Jr.
       President and
       Chief Executive Officer

      Branch Administration

      Shirley A. Bailey
       Office Manager and
       Consumer Loan Officer
      Gwendoline M. Briere
       Office Manager and
       Consumer Loan Officer
      Ann M. Destromp
       Office Manager and
       Consumer Loan Officer
      Robert Z. Garabedian
       Office Manager and
       Consumer Loan Officer
      Kimberely Hamilton
       Office Manager and
       Consumer Loan Officer

      Commercial Banking

      Daniel M. Flynn
       Vice President and
       Senior Loan Officer
      Pamela L. Baran
       Assistant Vice President
      James J. Carvalho
       Vice President
      William A. Fontes
       Vice President
      Charlene Golonka
       Assistant Vice President
      Rhoda A. Manoogian
       Vice President,
       Small Business Lending
      Sylvia Nadeau-Poole
       Assistant Vice President
      Cheryl A. Pesto
       Assistant Vice President,

      Deposit Acquisition

      Steven J. Robinson
       Vice President
      J. Jeffrey Sullivan
       Vice President
      Aldo F. Tiboni
       Vice President,
       Asset-based Lending

      Consumer Lending

      Pamela L. Baran
       Assistant Vice President
      Ronald W. Rice
       Assistant Vice President,
       Direct Automobile Lending

      Credit Administration

      Kevin M. Bowler
       Asset Recovery Officer
      Donna M. George-Ebbeling
       Assistant Vice President

      Finance

      Michael J. Hinchey
       Vice President and Treasurer
      Joanne M. Corliss
       Assistant Vice President
      Lynne A. Gino
       Operations Officer

      Operations

      Barbara J. Wallace
       Vice President and
       Senior Staff Development Officer
      Cheryl L. Podgorski
       Assistant Vice President
      Ralph V. Ritchie
       Assistant Vice President

      Trust and
      Investment Services

      John S. Newton
       Vice President

      HEADQUARTERS,
      THE BANK OF WESTERN MASSACHUSETTS
      29 State Street
      Springfield, Massachusetts 01103

      Mailing Address:
      P.O. Box 4950
      Springfield, Massachusetts
      01101-4950

<PAGE 56>

      FLAGSHIP BANK AND TRUST COMPANY

      Directors

      Robert S. Agnello
      Michael P. Angelini, Esq.
      Gene J. DeFeudis
      Robert P. Lombardi, Esq.
      Francis W. Madigan, Jr.
      Donald J. McGowan
       President and
       Chief Executive Officer
      Paul A. Perrault
      Alan M. Stoll

      Officers

      Donald J. McGowan
       President and
       Chief Executive Officer

      Branch Administration

      Andrea J. White
       Vice President,
       Branch Administrator
      Mary Ann Donovan
       Assistant Vice President,
       Branch Manager
      Patricia A. George
       Assistant Vice President,
       Branch Manager
      Edward J. Glotch, Jr.
       Assistant Vice President,
       Branch Manager
      Michael J. Quink
       Assistant Vice President,
       Branch Manager

      Consumer Lending

      Bettina M. Cullina
       Vice President,
       Senior Consumer Lending Officer
      Susan M. Simeone
       Assistant Vice President,
       Mortgage Officer

      Corporate Banking Services

      Michael J. Hanewich
       Executive Vice President,
       Senior Commercial Lending Officer
      Robert D. Babcock
       Vice President,
       Commercial Loan Officer
      Donald F. Doyle
       Vice President,
       Commercial Loan Officer
      Brenda M. Heindenreich
       Vice President,
       Cash Management Services
      Kevin H. Kane
       Vice President,
       Commercial Loan Officer
      Robert J. Kelley
       Vice President,
       Commercial Loan Officer
      V. Paul Lawless
       Vice President,
       Commercial Loan Group Leader
      Blain H. Marchand
       Vice President,
       SBA Loan Officer
      Mary T. McAdam
       Assistant Vice President,
       Commercial Loan Officer

      Credit Policy and Administration

      Helga M. Lyons
       Vice President,
       Credit Manager
      Keith R. Kirkland
       Assistant Vice President,
       Credit Officer

      Finance

      Denise L. Solodyna
       Executive Vice President,
       Chief Financial Officer
      Michael P. Rooney
       Vice President, Controller
       Marketing
      Janet L. Amorello
       Vice President,
       Marketing Officer

      Operations

      Martha A. Dean
       Vice President,
       Operations Manager

      Retail Banking, Operations and Technology

      Peter M. Buffone
      Executive Vice President,
       Chief Information
       and Operations Officer

      Technology

      John A. Reil
       Vice President, MIS Manager
      Andrea M. Dupell
       Assistant Vice President,
       Senior Business Analyst

      Trust and
      Investment Services

      Edward J. Connor, Jr.
       Senior Vice President,
       Senior Trust Officer

      HEADQUARTERS,
      FLAGSHIP BANK AND TRUST COMPANY
      306 Main Street
      Worcester, Massachusetts 01613

      Mailing Address:
      P.O. Box 487
      Worcester, Massachusetts
      01613-0487

<PAGE 57>


The following table sets forth the range of the high and low prices for the Corporation's common stock, for the last five years:

                    1996               1995              1994             1993            1992
   -------------------------------------------------------------------------------------------------
   Quarter      High     Low      High      Low     High      Low     High     Low    High    Low
   First        25.60    19.20     15.36    13.12    12.32    11.20    10.75   7.55    7.68    4.22
   Second       22.75    20.60     18.40    14.56    13.92    10.88    11.26   9.73    8.45    6.53
   Third        25.75    20.75     22.20    17.20    14.08    12.80    11.68   9.73    8.19    6.78
   Fourth       26.25    23.88     25.60    20.00    13.76    12.80    12.16   8.32    8.32    7.17


STOCKHOLDER INFORMATION

FORM 10-K

A copy of Chittenden Corporation s Annual Report for 1996 (on Form 10-K), as filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, will be furnished free of charge to beneficial owners of the Corporation s stock upon request.

CHITTENDEN CORPORATION STOCK

The $1 par value common stock of Chittenden Corporation has been publicly traded on the over-the-counter market since November 14, 1974. As of December 31, 1996, there were 3,167 record holders of the Corporation s common stock.

The Corporation's stock is listed on NASDAQ, with the symbol CNDN, is included in additional over-the-counter securities lists, and is listed daily in the major newspapers.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan for stockholders of Chittenden Corporation gives the participants the opportunity to reinvest dividends in additional shares of the Company s common stock and make optional cash investments in a convenient and cost-free manner without commissions or fees.

For stockholder services and information, contact:

            Stockholder Relations
            Chittenden Corporation
            P.O. Box 820
            Burlington,VT 05402-0820
            660-1412

Chittenden Corporation is a three-bank holding company registered as a Vermont corporation. Organized in 1971 and activated in 1974, Chittenden Corporation is the parent company of Chittenden Trust Company, The Bank of Western Massachusetts and Flagship Bank and Trust Company. Chittenden Bank is the trade name for Chittenden Trust Company.

ANNUAL MEETING

The Annual Meeting of the Stockholders of Chittenden Corporation will be held on Wednesday, April 16, 1997, at 4:00 p.m. in the Emerald Ballroom in the Sheraton Burlington Hotel and Conference Center, located at 870 Williston Road, Burlington, Vermont.

To find out about the wide range of products offered by Chittenden Bank, please call the Customer Information Center at 1-800-545-2236.

For products and information offered by The Bank of Western Massachusetts, please call 1-800-331-5003.

For products and information offered by Flagship Bank and Trust Company, please call (508) 799-4321.

Our annual report has been printed on recycled paper, containing post-consumer fiber, with soy-based inks.